SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s 2005 Financial Report, containing:

•	Analysis of Financial Situation and Results

•	Consolidated Financial Documents of France Telecom

•	Additional required information concerning France Telecom

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Financial Report contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934), including, without limitation, certain statements made in the sections entitled 1.4 “Outlook”. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	the success and market acceptance of the “NExT (New Experience in Telecommunications) Plan” and other strategic initiatives based on the integrated operator business model and related synergies, as well as operating and financial initiatives, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;

•	changes in the competitive and regulatory framework in which France Telecom operates, and in particular the effects of full competition in the European telecommunications industry;

•	fluctuations in telecommunications usage levels, including the technology used, the number of access lines, traffic and customer growth;

•	competitive forces in liberalized markets, including pricing pressures, technological developments and France Telecom’s ability to retain market share in the face of competition from existing and new market entrants;

•	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of existing or the initiation of new legal proceedings related to regulation;

•	the impact of regulatory or competitive developments on capital outlays and France Telecom’s ability to achieve cost savings and realize productivity improvements;

•	the effect and outcome of the roll out of UMTS networks and their performance;

•	the effect and outcome of the roll out of new technologies and services, in particular, broadband-related services;

•	the effects of mergers and consolidations within the telecommunications industry, the risks of completing acquisitions or divestitures and integrating acquired businesses and the costs associated with possible future acquisitions and planned dispositions;

•	the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

•	uncertainties related to the award, the extension, or the temporary unavailability of, certain licenses, particularly in the area of wireless communications;

•	the availability, terms and deployment of capital, particularly in view of France Telecom’s debt refinancing needs;

•	exchange rates fluctuations;

•	changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

•	risks related to information and communication technology systems generally;

•	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and

•	other risks and uncertainties discussed in Chapter 4 “Risk Factors” of the 2005 Document de Référence.

1

The present financial report constitutes

the second volume of the 2005 France Télécom Document de Référence, comprising Sections 5.2 “Investments”,

9 “Operating and financial review”,

10 “Cash and capital Resources”

and 20 “Financial information concerning the assets and liabilities,

financial situation and results of the issuer”.

I. ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1. Overview

1.1 GENERAL INFORMATION

1.1.1 DEVELOPMENT OF THE GROUP

The France Télécom group, with its main subsidiaries Orange, Amena (the Spanish mobile operator acquired in November 2005), TP Group (Polish telecommunications operator TP S.A. and its subsidiaries), Equant, and PagesJaunes Group offers its private customers, businesses, and other telecommunications operators a wide range of services covering fixed and mobile communications, data transmission, Internet and multimedia as well as other value-added services. France Télécom presently serves 145 million customers worldwide.

In recent years, demand in the European telecommunications market has grown rapidly under the combined impact of several factors: the globalization of trade, the growing integration of the European markets, the rapid growth in mobile telephony, the arrival and growth of the Internet and the development of data exchanges.

Against this backdrop and within a context of growing competition, during the period from 1999 to 2002, France Télécom pursued a strategy of developing new services and accelerated its international growth via acquisitions with the objective of very rapidly reaching critical mass across Europe in high-growth markets, particularly the mobile and Internet markets. These strategic investments for the most part could not be financed by shares, causing a significant increase in the debt of the Group.

The launch of the “Ambition FT 2005” plan at the end of 2002, the success of the elements of this program for refinancing of the Group’s debt and strengthening of its equity, and the positive results of the “TOP” operational improvement program (see section 1.3.2 “Results of the TOP operational improvements program”) lessened the financial burden and allowed a sharp reduction of the Group’s financial debt. This means the Group can now devote itself fully to developing its strategy as an integrated global operator by anticipating changes in the telecommunications industry.

The telecommunications market is in the midst of an upheaval. Customers can now access a wide variety of communications tools that have led to a surge in uses, but the services offered to them remain fragmented. Indeed the world of telecommunications is still organized into separate networks and services (fixed, mobile, and Internet). The goal of a global operator like France Télécom is to put the concerns of the customer at the heart of its services in order to offer an integrated communications universe independent of the handset or network that he uses. The vision of France Télécom, an integrated operator, is based on the convergence of the fixed, mobile, and Internet networks.

France Télécom has a full portfolio of businesses (fixed, mobile, and Internet) focused on all customer segments (consumers, small and medium-sized businesses, and multinational corporations) and uses (personal, home, and business) in most contexts (home, office, travel, and mobile). With these assets, it is in the best position to meet customer needs and to develop an integrated communications offer.

This integrated operator strategy became a reality at the end of 2003 with:

-	the acquisition of the minority interests of Orange S.A., Wanadoo S.A., Equant, Orange Romania and Orange Slovakia, and the consolidation of Wanadoo S.A. within France Télécom S.A.;

-	the launch, on June 29, 2005 of the Group’s plan for 2006 – 2008. The “NExT” (New Experience in Telecommunications) plan is a plan for a transformation over three years that will enable the Group’s customers to access a universe of enhanced and simplified services and will allow the Group to pursue its transformation as an integrated operator with a new profitable growth model. The “NExT” plan is aimed at making France Télécom the leading operator for new telecommunications services in Europe (see section 1.4.1. “The NExT plan (New Experience in Telecommunications”).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The implementation of NExT, launched during the second half of 2005, has resulted in:

-	growth in the broadband customer base, with firstly over one million customers with mobile broadband packages in France, with the EDGE and UMTS technologies, with a six month lead over the provisional planning schedule at year-end 2005 and, secondly, the rank of leading European operator in number of ADSL lines;

-	the launch of convergent offers and the enhancement of existing offers for consumers and businesses;

-	and the installation of the principal levers for the transformation: the creation of an interdepartmental strategic marketing team and the launch of the training and skills development program for Group employees: ACT (Anticipation and Skills for the Transformation);

-	adaptation of the Group’s organizational structure to reflect the integrated operator strategy;

-	the acquisition of nearly 80% of the Spanish mobile operator Amena for 6.4 billion euros in cash. This transaction strengthened the image of the France Télécom group as an integrated operator in Europe, which is now in a position to launch convergent offers based on fixed-line and wireless broadband in an additional key European market. This acquisition also gives the Group a balanced profile of assets in Europe: now, there is no need for an additional major acquisition in Europe to deploy the “NExT” plan. In 2006 France Télécom plans to merge Auna, Retevision Movil S.A. and France Télécom España (which holds the Group’s fixed and Internet activities in Spain under the Wanadoo brand). Amena has been fully consolidated since the date of purchase of the company on November 8, 2005 (see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements);

-	and the steady introduction of new offers.

Finally, the shareholding structure of France Télécom changed significantly in 2005. After selling its direct and indirect 10.9% equity stake in France Télécom S.A. on September 7, 2004, the French government sold a further 6.2% direct and indirect stake in France Télécom S.A. on June 9, 2005. This sale was carried out via a private placement with qualified investors in France and institutional investors outside France, and was followed by an offering reserved for employees, pursuant to the laws governing privatization. The settlement-delivery of the shares offered by the French State to the employees took place on November 7, 2005. Finally, a capital increase was completed to finance part of the acquisition of nearly 80% of Amena, for which settlement-delivery took place on September 26, 2005. As a result of all these transactions, as at December 31, 2005, the French State holds 32.45% of France Télécom S.A., directly and indirectly through ERAP, a state-owned industrial and commercial establishment, compared with its interest of 42.24% at December 31, 2004 (see Note 30 to the consolidated financial statements).

1.1.2 NEW BUSINESS SEGMENTS

France Télécom decided to adapt its organization in order to better respond to the new needs of its customers and to fully integrate technological developments for the expansion and marketing of its communications services.

Thus, France Télécom has defined the following four business segments effective as from January 1, 2005:

-	“Personal Communication Services” (referred to hereinafter as PCS) covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the Rest of the World. This segment includes the entire Orange and Amena subsidiaries, as well as the mobile telephony business of TP Group (with its subsidiary PTK Centertel) and that of other international companies in the Group;

-

“Home Communication Services” (referred to hereinafter as HCS) covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) and revenues from distribution activities and from the support functions provided to other segments of the France Télécom group. This item corresponds to the activities

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

previously included in the segment “Fixed Line, Distribution, Networks, Large Customers and Operators” segment (other than services to businesses in France) and in the Wanadoo subsidiary, as well as the fixed telephony and the Internet activities of TP Group and other international companies of the Group;

-	“Enterprise Communication Services” (referred to hereinafter as ECS) covering corporate communications services in France and worldwide services to enterprises. This segment covers the services to enterprises in France previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, as well as the global services (activities of the subsidiary Equant);

-	“Directories” corresponding to the activities of the PagesJaunes Group previously included in the subsidiary Wanadoo.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s gross operating margin. (See definition in section 5.5 “Glossary”)

Segment results correspond to operating income, excluding gains and losses on disposals of assets and the share of the profits or losses of associates not directly related to the segment concerned.

Data relating to the business segments in the following sections is assumed to be stated prior to elimination of inter-segment transactions, unless stated otherwise. In addition, the changes below are calculated on the basis of data in thousands of euros, although displayed in millions of euros.

1.1.3 TRANSITION TO IFRS (INTERNATIONAL FINANCIAL REPORTING STANDARDS)

Commencing in 2005, the France Télécom group is presenting its consolidated financial statements in accordance with IFRS (International Financial Reporting Standards). As a result, comments in this Management Discussion & Analysis Report are made on the basis of the consolidated financial statements under IFRS with comparative figures for 2004 prepared under the same standards (see Notes 1 and 2 to the consolidated financial statements).

1.1.4 PRINCIPAL RESULTS FOR FINANCIAL YEAR 2005

■	6.2% growth in revenues on an historical basis and 2.5% on a comparable basis over 2004, to 49 billion euros

¡	Significant success in 2005 in a rapidly changing market

Accelerating technological changes, competitive pressure and the regulatory environment led the Group’s revenues to grow 2.5% on a comparable basis (see definition in section 5.5 “Glossary” and section 1.2.1.2 “Data on a comparable basis”) over 2004, to 49 billion euros in 2005.

¡	Sharp increase in the Group’s fixed-line and wireless broadband customer base

Against this backdrop, France Télécom recorded an excellent commercial performance in 2005 and, within the framework of NExT (see section 1.4.1 “The NExT program (New Experience in Telecommunications”), built a sound foundation for continued growth, based especially on:

-	a sharp increase of 34.5% in the wireless customer base on an historical basis, with 84.3 million customers at December 31, 2005, compared with 62.7 million customers at December 31, 2004;

-	the strong momentum in wireless broadband, with more than 1.5 million customers for the Group at December 31, 2005, up from 24,000 at December 31, 2004;

-	the success of broadband Internet with 1.8 million Liveboxes distributed by the Group at December 31, compared with 253,000 at December 31, 2004;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	France Télécom’s share in the fast-growing Voice over IP market, with 830,000 customers in France at December 31, 2005.

¡	Launch of the first convergent offers and first tangible successes from the NExT program

At December 31, 2005, the results of the “NExT” program included:

-	deployment of MaLigne TV, with 200,000 customers in France at December 31, 2005, nearly three times the number at December 31, 2004 (69,000);

-	launch of convergent offers (Family Talk, Business Talk, Mobile & Connected);

-	development of innovative content offers and VoD “Video on Demand” (4.5 million requests in December 2005 in France for Orange, Wanadoo and MaLigne TV) and partnership with Warner Music.

■	Strong operational performance in 2005, with net income almost doubling over the 2004 figure

The principal results for 2005 were:

-	gross operating margin (hereinafter GOM, see definition in section 5.5 “Glossary”) of 18.4 billion euros in 2005, up 2.8% on an historical basis (0.8% on a comparable basis) over 2004. Excluding the impact of the consolidation of the Spanish mobile operator, Amena, over two months in 2005 amounting to 109 million euros and the EUR 256 million fine levied on Orange France by the French Competition Council, the GOM equaled 18.6 billion euros in line with the initial objective;

-	a ratio of GOM to revenues before commercial expenses (see definition section 5.5 “Glossary” and Note 6 to the consolidated financial statements) of 50.8% in 2005 (51.4% excluding the -256 million euro fine levied on Orange France by the Competition Council), compared with 50.5% in 2004 on a comparable basis (51.2% on an historical basis);

-	a ratio of GOM to revenues of 37.6% in 2005 (38.1% excluding the -256 million euro fine levied by the Competition Council against Orange France), compared with 38.2% in 2004 on a comparable basis (38.8% on an historical basis), primarily generated by major investments to win and retain customers;

-	operating income of 11.3 billion euros in 2005, up 21.2% over 2004 on a historical basis;

-	a ratio of investments in tangible and tangible assets excluding GSM and UMTS licenses and excluding finance leases (referred to hereinafter as investments in tangible and intangible assets excluding licenses, or CAPEX, see definition in section 5.5 “Glossary” and Note 3 to the consolidated financial statements), to revenues of 12.3% in 2005, compared with 11.3% in 2004 on a comparable basis (11.1% on an historical basis);

-	net income attributable to the shareholders of France Télécom S.A. nearly doubled to 5.7 billion euros, up from 3.0 billion euros in 2004;

-	generation of 7.5 billion euros in organic cash flow (see definition in section 5.5 “Glossary”). France Télécom uses organic cash flow as an indicator of operating performance to measure the cash flow generated by operating activities, excluding financial investments (see definition in section 5.5. “Glossary”) and excluding income from the sale of investment securities and businesses (net of cash transferred);

-	a ratio of net financial debt (see definition in section 5.5. “Glossary”) to GOM of 2.48 (on the basis of a restated GOM including the GOM from the Spanish mobile operator Amena over 12 months in 2005), which is lower than the 2.50 target set by the Group under the “TOP” program, and net financial debt of 47.846 billion euros at December 31, 2005.

1.1.5 PRINCIPAL REGULATORY AND RATE CHANGES

The environment in which the France Télécom group operates, both in France and the other countries of the European Union, continues to be strongly affected by the application of sector-specific regulations. In particular, the rates charged by France Télécom for some of its services are

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

set or affected by the decisions of the National Regulatory Authorities (NRA). This section describes a number of decisions made in 2005 by those authorities or by France Télécom pursuant to its regulatory obligations, which could have a significant impact on its results. In addition to the major regulatory and rate changes described in this section of the Management Discussion and Analysis report, the regulatory context is described in section 6.6 “Regulations” in the Reference Document.

1.1.5.1 Principal regulatory changes

In the European Union, the national laws adopted for the application of European Union directives stipulate that the NRA must establish a list of relevant markets for which they conduct market analyses. At the end of those analyses, the NRA’s may impose on operators that exert a significant influence on the markets a series of obligations for wholesale and retail services, including, in some cases, controls on France Télécom tariffs. The principal changes in this area are described below.

■	Wireless call termination market in France

In its decisions of December 9, 2004, following its analysis of the wireless call termination market, the Autorité de Régulation des Télécommunications (ART, which became the Autorité de Régulation des Postes et Communications Eléctroniques – ARCEP on May 21, 2005) designated Orange France, SFR and Bouygues Télécom in mainland France as having market power over their own mobile network and imposed the following obligations on the companies as of January 1, 2005 to:

-	withdraw from the “Bill & Keep” arrangement, under which the wireless operators did not invoice their call terminations to each other;

-	publish an interconnection and access reference offer for voice call termination;

-	meet an obligation for accounting separation and an obligation to account for the costs of access and interconnection services for voice call termination;

-	and comply with a rate framework for voice call termination from 2005 to 2007: for Orange France and SFR, 12.5 euro cents excluding tax in 2005 and 9.5 euro cents excluding tax in 2006; for Bouygues Télécom, 14.79 euro cents ex-tax in 2005 and 11.24 euro cents ex-tax in 2006. The rate framework for 2007 is to be defined at a later date by the ARCEP.

For the overseas French departments, the ARCEP, in its decisions of January 2005, designated all the overseas operators as powerful and imposed call termination rate cuts on Orange Caraïbe and SRR of -49% over the three years from 2005 to 2007.

■	Wholesale wireless network termination market in the United Kingdom

In its analysis of the fixed-to-mobile call termination rates, Office of Communications (Ofcom) published its final conclusions on June 1, 2004. Ofcom concluded that all wireless operators in the United Kingdom have a significant position in the market for calls terminating on their respective networks.

As a result, Ofcom imposed price controls on terminations for 2G “voice” calls. Orange United Kingdom and T-Mobile were asked to ensure that their termination rates did not exceed 6.31 pence per minute during the period from September 1, 2004 to March 31, 2006. Vodafone and O2 were required not to exceed a termination rate set at 5.63 pence per minute. In June 2005, Ofcom proposed maintaining the existing price controls without change until March 31, 2007, on the basis of a revised Long Run Incremental Costs (LRIC) model.

■	Wholesale SMS termination market in France

In January 2006, the ARCEP also published a draft decision on a new relevant market, the SMS termination market. Based on this draft, each wireless operator would have a series of obligations, particularly rate control. The ARCEP is proposing to set an initial cap of about 2.5 euro cents per SMS, as soon as the decisions relating to its market analysis take effect. After taking into consideration the observations of the Competition Council, the ARCEP must submit the draft to the European Commission, which will have a veto right as this market was not identified by it.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Telephone enquiries in France

In an order of June 25, 2004, the Council of State ruled that maintaining the “12” numbering could restrict the exercise of fair competition. Noting this order, the ARCEP adopted three decisions on January 27, 2005 dedicating the number segment 118 XYZ to voice information services that would allow obtaining the name and location of a user on national territory, and defining the terms and conditions for the commercial closure of the access to information services previously provided via the old number format (12 and 712 respectively for France Télécom and Orange).

The new numbers from the 118 XYZ segment were awarded on June 14, 2005 by random drawing limited to 10 resources for a single group. The numbers allocated to France Télécom are 118 710 (voice recognition), 118 711 (universal information service), 118 712 (value-added service), and 118 810 (business service).

Services under the new 118 XYZ numbering formats took effect on November 2, 2005. The 12 and 712 will continue their activity until April 3, 2006 at the latest, the date commercial service must end. In addition, on November 3, 2005 PagesJaunes Group launched its own telephone enquiry number, 118 008, throughout France. This offering enhances the service portfolio of PagesJaunes Group.

■	Financing universal service in France

Pursuant to Article L. 35-3 of the Postal and Electronic Communications Code (CPCE), universal service continues to be financed by the universal service fund. A payment to the operator subject to universal service obligations is due once its net costs for its universal service obligations represent an excessive charge. The net costs chargeable to universal service obligations are valued on the basis of an accounting system kept by the operators responsible for these obligations and audited by an independent agency on behalf of the ARCEP.

This financing of universal service is set by the ARCEP. Every year, a decision specifies the net cost of the universal service obligations, as well as the contribution from each operator to the universal service fund. Thus, in its decision 05-0917 of October 28, 2005 the ARCEP determined that the definitive net cost for 2004 was 33.283 million euros.

1.1.5.2 Principal rate changes

In the bid tender for Universal Service launched by the State in November 2004, France Télécom presented a global proposal on January 10, 2005 on which the ARCEP issued a favorable opinion, after which France Télécom made a decision on new rates in February 2005.

This proposal provided for the following over the period from 2005 – 2008:

-	a progressive increase of 23% in the subscription rate to bring it closer to the European average and finance the development of the service-to-all network, with the first stage raising the monthly rate from 13 euros including tax to 13.99 euros including tax in March 2005;

-	an immediate cut of 7% in the social subscription;

-	and a cut of at least 26% in calling rates over the period from 2005 to 2008.

In response to the wishes expressed by the ARCEP and the French Government, France Télécom made additional commitments to contribute to the competitive development of the sector with new wholesale subscription and broadband service offers and measures designed to improve the competitiveness of unbundling, which included:

-	the costs for activating unbundling dropped from 78.7 euros excluding tax to 50 euros excluding tax for total unbundling and to 55 euros excluding tax for partial unbundling;

-	the wholesale telephone subscription offering was transmitted to the ARCEP for implementation effective on April 1, 2006, and the ADSL wholesale offer to give the end customer broadband service without having to pay the subscription is currently being prepared;

-	pursuant to the commitment made on January 10, 2005, a new reference offer on full unbundling was transmitted to the ARCEP and published on July 27, 2005, introducing a decrease of 1 euro excluding tax in the rate for total unbundling.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Rates for subscription and connection to the telephone network in France

On March 3, 2005, the price for the main subscription rose 7.6%, rising from 13 euros including tax to 13.99 euros including tax for individuals, while the social subscription dropped 7.28%, from 7 euros including tax to 6.49 euros including tax. The subscription for professional contracts remained unchanged at 13.10 euros excluding tax.

As of October 1, 2005, the general terms for the sale of telephone subscriptions were also modified. The minimum commitment period for opening a telephone line was reduced by half, dropping from 12 to 6 months. Greater flexibility was also introduced to allow a customer who wants to subscribe to a full unbundling offer to terminate his subscription without penalty during the minimum period.

The telephone line activation fees were raised from 46.12 euros including tax to 55 euros including tax on March 3, 2005, at the same time as the rate for the main subscription.

■	Reference rate grid (general rate) in France

¡	Local and national fixed-line call rates

On March 3, 2005, France Télécom completely restructured the rate grid for local and national calls, resulting in a drop in per-minute rates:

-	the per-minute rate for a local call dropped from 1.8 to 1.4 euro cents including tax in off-peak hours (a decline of 22.2%), and from 3.3 to 2.8 euro cents including tax in peak periods (a decline of 15.2%);

-	and the per-minute rate for national calls dropped from 6.1 to 5.3 euro cents including tax in off-peak hours (a decline of 13.1%), and from 9.1 to 7.8 euro cents including tax in peak periods (a decline of 14.3%).

Two new measures were taken along with these reductions in order to simplify rates:

-	the elimination of time credit, which was replaced by a connect charge of 7.8 euro cents including tax for a local call and 10.5 euro cents including tax for a national call;

-	and the elimination of neighboring zones, which are aligned on per-minute rates for local calls, representing a reduction of 45.9% in peak periods and 40% in off-peak periods.

Rate adjustments were also made on March 3, 2005 for both subscriptions and calls in the Overseas Departments (DOM).

¡	Fixed-to-mobile call rates

On January 17, 2005, as in previous years, telephone rates for calls from fixed lines to mobile phones applied by France Télécom continued to fall. From mainland France, the per-minute rates for fixed-line calls to mainland France mobile phones fell as follows:

-	to Orange and SFR, from 21 to 15.2 euro cents including tax in peak periods (a decline of 27.6%), and from 10 to 7.9 euro cents including tax in off-peak periods (a decline of 21%);

-	and to Bouygues Télécom, from 25 to 19.9 euro cents including tax in peak periods (a decline of 20.4%), and from 13 to 9.9 euro cents including tax in off-peak periods (a decline of 23.8%).

In addition the time credit was replaced by a connect charge of 17.9 euro cents including tax, whatever the mobile operator and the hour. Rates dropped for residential customers, for professionals and for businesses. Rates for calls to mobile phones in the Overseas Departments (DOM) also declined in May 2005.

On January 2, 2006, France Télécom again cut the telephone rates for French-fixed-to mobile calls (including the DOM) for all customers. Per-minute rates for fixed-line calls from mainland France to French mobile phones dropped, i.e.:

-	to Orange and SFR, from 15.2 to 10.9 euro cents including tax in peak periods (a decline of 28.2%), and from 7.9 to 6 euro cents including tax in off-peak periods (a cut of 24.1%);

-	and to Bouygues Télécom, from 19.9 to 14.6 euro cents including tax in peak periods (a decline of 26.6%), and from 9.9 to 7.9 euro cents including tax in off-peak periods (a decline of 20.2%).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The connect charge remained stable at 17.9 euro cents including tax. Rates were also reduced for fixed-line calls to mobile phones for mainland France-DOM, DOM-mainland France, intra-DOM, and inter-DOM calls. Professional and business customers of France Télécom received these cuts as of January 3, 2006.

The rates for fixed-to-mobile calls are also expected to drop in 2007. The new reduction will be decided by the ARCEP, which will set the amount in 2006.

1.2 BUSINESS AND PROFITABILITY OF THE GROUP

1.2.1 PRINCIPAL OPERATING DATA

Revenues, the gross operating margin (hereinafter referred to as the GOM, see definition in section 5.5 “Glossary”), operating income, tangible and intangible investments excluding GSM and UMTS licenses and excluding finance leases (hereinafter referred to as CAPEX, see definition in section 5.5 “Glossary”), and the indicator of the gross operating margin less CAPEX (hereinafter referred to as GOM – CAPEX indicator, see definition in section 5.5 “Glossary”) are presented in the table below for financial years 2004 and 2005.

Revenues, GOM, operating income, the GOM – CAPEX indicator, and the change in working capital requirements (see definition in section 5.5 “Glossary”) constitute the operating indicators for the group to monitor operational performance and the performance of its divisions, and serve as the basis for the evaluation of Group executive management and the managers of these divisions. In order to better evaluate the efforts of the operating divisions, the GOM – CAPEX indicator is calculated on the basis of tangible and intangible capital expenditures excluding non-recurring capital expenditures (GMS and UMTS licenses) and excluding finance leases.

For the financial years ending December 31, 2005 and 2004, the following table presents the main operating data for the France Télécom group (see Note 3 to the consolidated financial statements).

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
Revenues	49,038	47,841	46,158	2.5%	6.2%

GOM(2)	18,416	18,264	17,923	0.8%	2.8%
GOM / Revenues	37.6%	38.2%	38.8%

Operating income	11,284	–	9,312	–	21.2%
Operating income/Revenues	23.0%	–	20.2%

CAPEX(2)	6,045	5,384	5,134	12.3%	17.7%
CAPEX / Revenues	12.3%	11.3%	11.1%
UMTS / GSM licenses	97	7	7	ns	ns

GOM – CAPEX(2)	12,371	12,880	12,789	(4.0)%	(3.3)%

Average number of employees (full-time equivalent)(2)	196,452	204,191	203,780	(3.8)%	(3.6)%
(1)	See section 1.2.1.2 “Data on a comparable basis”. For the income statement, the data on a comparable basis are established up to the GOM. For the items between the GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.
(2)	See definition in section 5.5 “Glossary”.

1.2.1.1 Data on a historical basis

■	Net revenues

On an historical basis, consolidated revenues for France Télécom were 49,038 million euros in 2005, an increase of 6.2% over 2004. The growth in revenues on an historical basis reflects the strong growth in Personal Communication Services, which recorded higher revenues in all sub-segments, except in the United Kingdom, where revenues remained stable and, to a lesser extent, the growth in Home Communication Services and Directories. The growth in wireless

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

telephony includes the impact of the withdrawal from the “Bill & Keep” mechanism at January 1, 2005 (see section 1.2.1.2 “Data on a comparable basis”), which contributed 846 million euros to the increase in revenues between 2004 and 2005. In addition, currency variations had a positive impact of 476 million euros on the Group’s revenues, primarily tied to the change in the Polish zloty between the two periods. Finally, changes in the scope of consolidation favorably impacted the change in Group revenues between 2004 and 2005 and totaled 376 million euros, based on the acquisition of the Spanish mobile operator Amena on November 8, 2005 (see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements) and the full consolidation of Sonatel and its subsidiaries on July 1, 2005, which were partially offset by the disposals of Orange Denmark on October 11, 2004 and of France Télécom Câble (FTC) on March 31, 2005. On the other hand, the revenues of the France Télécom group were negatively affected by the decline in revenues from Enterprise Communication Services, primarily from Enterprise fixed-line telephony in France, which was marked by a downward trend in traffic and lower call prices.

■	Gross operating margin

On an historical basis, GOM totaled 18,416 million euros in 2005, an increase of 2.8% over 2004. With the transition to IFRS, the GOM now includes non-recurring income and expenses: in 2005, GOM includes a fine of 256 million euros levied by the Competition Council on Orange France, as well as a provision reversal of 199 million euros related to the Group’s activities in Lebanon (see Note 33 to the consolidated financial statements). The increase in GOM between 2004 and 2005 reflects the growth in mobile services in Rest of the World, Poland and Spain (because of the acquisition of the Spanish mobile operator Amena), but also from fixed-line operations in France and, to a lesser extent, Directories. Between 2004 and 2005, the increase in the Group’s GOM reflected both i) the positive impact of currency variations, which total 229 million euros, primarily because of the favorable change in the Polish zloty, and ii) the positive effect of consolidation and other changes, which had a total impact of 112 million euros between the two periods. These positive effects in 2005 were partially offset by a drop in the GOM of Enterprise Communication Services in France, primarily because of lower sales in this segment.

Excluding the 256 million euro fine against Orange France from the Competition Council and excluding the impact of the consolidation of the Spanish mobile operator Amena over two months in 2005, which is 109 million euros, GOM was 18,563 million euros in 2005, which exceeds the objective of 18,500 million euros set by the Group for 2005.

In a transition phase marked by the accelerated transformation of the Group, a temporary slowdown in growth, and a more intense competitive context, the ratio of GOM to revenues declined 1.2 point on an historical basis, from 38.8% in 2004 to 37.6% in 2005.

■	Operating income

On an historical basis, operating income rose 21.2% between 2004 and 2005 to 11,284 million euros in 2005, enhancing the operational performance of the GOM, primarily because of:

-	the significant decline in depreciation and amortization, with a positive impact of 956 million euros between 2004 and 2005. This reduction was driven by (i) the end of depreciation on a large number of tangible assets in the HCS France sub-segment, (ii) the substantial reduction in capital expenditures on tangible and intangible assets excluding licenses recorded before 2004 for the entire Group, (iii) the end of the amortization of several of the Group’s subscriber bases (Orange United Kingdom, TP S.A., Equant, OCH), (iv) the extension of the life cycles of certain categories of non-current assets (see section 1.2.1.2 “Data on a comparable basis” and Note 2 to the consolidated financial statements), and (v) the impact of the impairment of Equant’s tangible and intangible assets recognized in 2004;

-	the substantial increase in gains (losses) on disposal of assets in 2005, which amounted to 1,475 million euros, compared to 922 million euros in first half 2004 (see Notes 4 and 8 to the consolidated financial statements).

In 2005, income from disposal of assets consisted of (i) income of 1,476 million euros from the sale of equity interests, primarily in PagesJaunes Group (+386 million euros), Tower

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Participations SAS, the company holding TDF (+377 million euros), MobilCom AG (+265 million euros), the delivery of STMicroelectronics shares to redeem bonds with an exchange option for STMicroelectronics shares (162 million euros), the minority interests in Optimus, Novis and Clix, which were sold to their parent company Sonaecom in exchange for a 23.7% stake in that company (+113 million euros), the externalization of the gain on the sale of Eutelsat in 2003 (+74 million euros), Intelsat (+51 million euros), the cable activities for 18 million euros and other sales of securities for 30 million euros, (ii) income on the sale of tangible and intangible assets of 43 million euros, and (iii) other items for -44 million euros.

In 2004, the disposal of assets resulted in (i) income of 667 million euros from the sale of equity interests, including STMicroelectronics for 249 million euros, PagesJaunes Group for 199 million euros, Radianz for 73 million euros, the third and final tranche of the Pramindo Ikat securities for 57 million euros, Orange Denmark for 38 million euros, and other securities sales for 51 million euros, (ii) a positive dilution result of 51 million euros, (iii) income of 46 million euros from the sale of tangible and intangible assets, and (iv) other items for a total of 158 million euros, essentially related to the liquidation of companies, including 61 million euros for Telinvest;

-	the decline in the impairment on goodwill, which amounted to -11 million euros in 2005 compared with an amount of -534 million euros in 2004 (see Note 7 to the consolidated financial statements). In 2004, impairment on the Equant goodwill was recorded in the amount of -534 million euros. The reduction in revenues generated and the risks linked to the persistence of a difficult economic and competitive environment, as seen in first half 2004, led to a revision of the outlook for the company;

-	and a reduction in the expense for share-based compensation, which was -178 million euros in 2005 compared with -399 million euros in 2004 (see Note 27 to the consolidated financial statements). In 2005, the expenses for share-based compensation included (i) an offering from the State reserved for employees for -120 million euros (in 2004, the share-based compensation expenses included two employee offers for -263 million euros, including one State offering of -247 million euros), and (ii) expenses resulting from the valuation of stock options and the valuation of bonus share allotments of shares of France Télécom or subsidiaries granted to Group employees at a cost of -58 million euros (versus -136 million euros in 2004).

These items entirely offset the unfavorable impact of the following:

-	the increase in the impairment of non-current assets, which totaled -568 million euros in 2005 compared with -179 million euros in 2004 (see Note 7 to the consolidated financial statements). In 2005, the impairment on non-current assets included primarily a depreciation of -345 million euros on the Amena brand and a depreciation of -191 million euros on the Equant brand following the decision to replace them with the Orange brand as part of the “NExT” program (see section 1.4.1. “The NExT (New Experience in Telecommunications”) program. In 2004, a depreciation on the Equant tangible and intangible assets in the amount of -184 million euros was booked because of the deterioration in the second half of 2004 in the short and medium-term outlook for Equant from the first half of 2004;

-	the increase in restructuring costs, which totaled -454 million euros in 2005 compared with -181 million euros in 2004 (see Note 9 to the consolidated financial statements). In 2005, the restructuring cost included (i) a charge of -182 million euros related to the early retirement plan and contributions in the amount of -83 million euros to the Works Council for the retirement plan, (ii) restructuring plans for -137 million euros (compared with a charge of -156 million euros in 2004), including -60 million euros for Equant and -15 million euros for Côte d’Ivoire Télécom, and (iii) the costs of transfers to the public sphere for -52 million euros (up from a cost of -25 million euros in 2004);

-	and the increase in employee profit-sharing, which totaled -382 million euros in 2005, compared with -280 million euros in 2004, primarily coming from France Télécom S.A.

The 1,972 million euro increase in operating income between 2004 and 2005 reflects the improvement in the GOM coupled with the combined impact of a drop in depreciation and amortization, an increase in income from asset disposals and a reduction in impairment of goodwill between the two periods, and was partially offset by the increase in the impairment of non-current assets and the cost of restructurings. Finally, the ratio of operating income to revenues rose 2.8 points to 23.0% in 2005 compared with 20.2% in 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Change in GOM – CAPEX indicator

On an historical basis, the increase of 17.7% in capital expenditures on tangible and intangible assets excluding licenses (an increase of 911 million euros) combined with a 2.8% increase in GOM (an increase of 493 million euros) resulted in a 3.3% decline in the GOM – CAPEX indicator between 2004 and 2005 to equal 12,371 million euros in 2005.

1.2.1.2 Data on a comparable basis

To allow investors to track the annual change in the Group’s businesses, data on a comparable basis are presented. The transition from historical data to data on a comparable basis consists of retaining the results for the year ended and restating the previous year in order to present, over comparable periods, financial data with comparable methods, consolidation and exchange rates. France Télécom provides the details of the impacts of changes in method, consolidation and exchange rates on its key operational indicators, thus isolating the intrinsic business effect. The method used is to apply to the data for fiscal 2004 the methods and consolidation for fiscal 2005 as well as the average currency rates used for the income statement for financial year 2005. The data on a comparable basis are not intended to replace the historical data for the year ended or previous periods.

The following table shows, for fiscal 2004, the transition from historical data to data on a comparable basis for the principal operational aggregates of the France Télécom group.

(millions of euros)	Transition from historical data to data on a comparable basis (unaudited)
	Revenues	GOM	Depreciation & Amortization	CAPEX	MBO - CAPEX	Average number of employees

Historical data at December 31, 2004	46,158	17,923	(7,990)	5,134	12,789	203,780

Amena	496	116	(65)	119	(3)	368
Full consolidation of Senegalese subsidiaries(1)	115	72	(18)	36	36	448
International subsidiaries of PCS Rest of world and HCS Rest of World	31	14	(3)	4	10	168
Directory subsidiaries	23	6	(1)	–	6	231
Other	23	7	(3)	32	(25)	501
Total Newly consolidated companies	688	215	(90)	191	24	1,716
Orange Denmark	(194)	(28)	57	(12)	(16)	(543)
France Télécom Câble (FTC)	(101)	(26)	18	(18)	(8)	(493)
Other	(17)	1	1	(4)	5	(269)
Total Companies no longer consolidated	(312)	(53)	76	(34)	(19)	(1,305)
Total Changes in scope of consolidation	376	162	(14)	157	5	411

Bill & Keep(2)	846	(43)	–	–	(43)	–
Review of useful life of non-current assets(3)	–	–	290	–	–	–
Other	(15)	(7)	–	4	(11)	–
Total Other changes	831	(50)	290	4	(54)	–

Exchange rate fluctuations(4)	476	229	(135)	89	140	–

Data on comparable basis at December 31, 2004	47,841	18,264	(7,849)	5,384	12,880	204,191
(1)	Impact of the full consolidation of Sonatel and its subsidiaries on July 1, 2005, effective July 1, 2004 in the data on a comparable basis (see paragraph below).
(2)	Impact of the end of the “Bill & Keep” arrangement as of January 1, 2005, effective on January 1, 2004 in the comparable data. (See paragraph below).
(3)	Impact of the review of useful life of non-current assets carried out in conjunction with the preparation of the Group’s consolidated financial statements for the year ended December 31, 2005 under IFRS. (See paragraph below).
(4)	Impact of exchange rate fluctuations between the average exchange rate for the financial year 2004 and the average exchange rate for financial year 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Changes in scope of consolidation and other changes

¡	Changes in scope of consolidation

The main changes in the scope of consolidation included in the transition from the historical data to the data on a comparable basis are as follows:

-	first, newly consolidated companies with:

-	the acquisition of the Spanish mobile operator Amena on November 8, 2005 (see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements), effective November 1, 2004 in the data on a comparable basis;

-	the full consolidation of Sonatel and its subsidiaries on July 1, 2005, effective July 1, 2004 in the data on a comparable basis. Pursuant to the amendment to the shareholders’ agreement with the government of Senegal, Sonatel is fully consolidated as of July 1, 2005. Before that date, France Télécom’s stake in Sonatel was proportionately consolidated (see Notes 4 and 36 to the consolidated financial statements). Sonatel (HCS Rest of World sub-segment) Sonatel Mobiles and Ikatel (PCS Rest of World sub-segment) are fully consolidated;

-	the inclusion within the scope of consolidation of the controlled or significantly influenced entities of the international subsidiaries Wanadoo Jordan, Télécom Vanuatu Ltd (HCS Rest of World sub-segment) and Getesa (PCS Rest of World sub-segment) on January 1, 2005, effective January 1, 2004 in the data on a comparable basis, and of the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd (HCS Rest of World sub-segment) on November 1, 2005, effective November 1, 2004 in the data on a comparable basis; the consolidation of the entities controlled or significantly influenced is the result of the application of IFRS;

-	and the inclusion in the scope of consolidation of the controlled or significantly influenced entities of several subsidiaries within the Directories segment, with the additions of Eurodirectory, Kompass Belgique, Editus Luxembourg and Edicom on January 1, 2005, effective on January 1, 2004 in the data on a comparable basis, as well as the acquisition of e-sama on February 1, 2005, effective February 1, 2004 in the data on a comparable basis; the consolidation of the entities controlled or significantly influenced is the result of the application of IFRS.

-	and second, withdrawals from the scope of consolidation with:

-	the sale of Orange Denmark on October 11, 2004, effective January 1, 2004 on a comparable basis;

-	the sale of France Télécom Cable (FTC) on March 31, 2005, effective April 1, 2004 on a comparable basis.

¡	Other changes

The main other changes included in the transition from data on a historical basis to data on a comparable basis are as follows:

-	termination of the “Bill & Keep” arrangement as of January 1, 2005, effective January 1, 2004 on a comparable basis. In 2004, as in preceding years, billing between mobile operators in France was governed by the “Bill & Keep” arrangement. “Bill & Keep” was the method under which the mobile operator billed the caller for the entire amount of an outgoing call to another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal of the other operator’s mobile network. The “Bill & Keep” arrangement was terminated on January 1, 2005; this was reflected in 2005 by an increase in revenues and by a an amount of service fees and interoperator costs slightly higher than revenues;

-

and the review of useful life of non-current assets. In connection with the preparation of the Group’s consolidated financial statements for the year ended December 31, 2005 in accordance with IFRS, a Group-wide project to review useful life of non-current assets was completed. In 2005, the main impacts of this review conducted in the Group companies were an extension of the

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

life cycles of certain categories of non-current assets and a reduction in depreciation and amortization (see Note 2 to the consolidated financial statements).

■	Exchange rate fluctuations

The following shows the exchange rate fluctuations for 2004 included in the transition from historical data to data on a comparable basis for the France Télécom group.

(millions of euros)	Transition from historical data to data on a comparable basis (unaudited)
		Revenues	MBO	Depreciation & Amortization	CAPEX	MBO - CAPEX

Polish zloty	PLN	508	234	(140)	87	147
Pound sterling	GBP	(50)	(14)	12	(5)	(9)
Egyptian pound	EGP	31	15	(4)	4	11
US Dollar	USD	(2)	–	–	–	–
Other currencies		(11)	(6)	(3)	3	(9)

Exchange rate fluctuations(1)		476	229	(135)	89	140
(1)	Impact of exchange rate fluctuations between the average exchange rate for the financial year 2004 and the average exchange rate for financial year 2005.

■	Revenues

On a comparable basis, revenues rose 2.5% between 2004 and 2005, primarily due to the growth in Personal Communication Services, which recorded revenue growth in all segments and, to a lesser extent, the growth in Directories. On the other hand, the Group’s revenues in 2005 were negatively impacted firstly by the drop in revenues from Enterprise Communication Services, due primarily to enterprise fixed-line telephony in France, which was marked by a downward trend in traffic and the reduction in calling prices and secondly, by the decline in Home Communication Services tied to the decline in traditional fixed-line services in Poland and France and the effect of the replacement of fixed-line telephony by wireless telephony in Poland.

■	Gross Operating Margin

On a comparable basis, the growth of GOM between 2004 and 2005 was 0.8%, highlighting the continued operational profitability of the Group in 2005. This growth was driven by the growth in the GOM of the mobile activities in Rest of the World and Poland, as the change in the GOM for wireless services in France between the two periods was impacted by a fine levied by the Competition Council against the three wireless operators in France, including a fine of 256 million euros for Orange France (see Note 33 to the consolidated financial statements). The growth in the Group’s GOM also reflects the increase in the GOM of fixed-line services in France and, to a lesser extent, Directories. The improvement in the GOM of Home Communication Services includes the positive impact of a reversal of a provision of 199 million euros relating to the Group’s Lebanon-based business (see Note 33 to the consolidated financial statements) and was bolstered by the policy of strict control of Group operating expenses. However, the growth in these segments was partially offset by a decline in the GOM of Home Communication Services in Poland driven by the drop in traditional fixed-line services and the replacement of fixed-line telephony by wireless, and the decline in Enterprise Communication Services in France, resulting primarily from the downturn in sales in the segment in 2005.

On a comparable basis, the ratio of GOM to revenues dropped 0.6 point from 38.2% in 2004 to 37.6% in 2005. In a transition phase marked by the accelerated transformation within the Group and a tougher competitive context, France Télécom made a substantial commercial investment in 2005 to win and retain customers. Excluding commercial expenses (see definition in section 5.5 “Glossary” and Note 6 to the consolidated financial statements), the ratio of GOM to revenues rose 0.3 point to 50.8% in 2005, up from 50.5% in 2004 (see section 1.3.2.1 “Update on the TOP program over 2004 – 2005 under IFRS”).

■	GOM – CAPEX indicator

On a comparable basis, the increase of 12.3% in capital expenditures on tangible and intangible assets excluding licenses (an increase of 661 million euros) combined with a 0.8% rise in GOM (an increase of 152 million euros) drove down the MBO -CAPEX indicator by 4.0% between 2004 and 2005 to 12,371 million euros in 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.2.2 KEY DATA ON NET INCOME AND NET FINANCIAL DEBT

1.2.2.1 Net income

For the years ended December 31, 2005 and 2004, the following table presents the key data relating to the France Télécom group net income.

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Operating income	11,284	9,312

Finance costs, net	(3,356)	(3,625)
Income tax	(1,568)	(2,477)
Consolidated net income after tax	6,360	3,210

Minority interests	(651)	(193)
Net income attributable to the equity of France Telecom S.A.	5,709	3,017

Finance costs totaled -3,356 million euros in 2005, up 269 million euros over 2004 (-3,625 million euros in costs). This improvement was driven by a reduction in net financial expenses, resulting in a gain of 576 million euros between 2004 and 2005, partially offset by the deterioration in foreign exchange earnings (down -291 million euros) and by the increase in the discounting effect (-16 million euros) between the two periods. The decrease in net finance costs is due primarily to the combined effect of the reduction in the average net financial debt outstanding (see definition in section 5.5 “Glossary”), which totaled 8.2 billion euros between the two periods and the decline in the weighted average cost of the net financial debt, which dropped from 6.79% in 2004 to 6.46% in 2005 (see section 1.2.2.2 “Change in net financial debt”).

After recognition of the income tax involving a charge of 1,568 million euros in 2005, compared with a charge of 2,477 million euros one year earlier, the net income for the consolidated entity was 6,360 million euros in 2005, up from 3,210 million euros in 2004.

The increase in minority interests between 2004 (-193 million euros) and 2005 (-651 million euros) primarily reflects the acquisition of the minority interests in Equant, the sale of 44.9% of PagesJaunes Group in 2004 and 2005 as well as improved results from some companies of the France Télécom group and the optimization of its portfolio of assets.

As a result of all these factors, the net income attributable to the shareholders of France Télécom S.A. rose from 3,017 million euros in 2004 to 5,709 million euros in 2005.

1.2.2.2 Change in net financial debt

The net financial debt of France Télécom (see the definition in section 5.5 “Glossary”) amounted to 47.8 billion euros at December 31, 2005 compared with 49.8 billion euros at December 31, 2004 and 56.7 billion euros at January 1, 2004 (see section 4.3.2. “Net financial debt” and Notes 19 and 37 to the consolidated financial statements).

The reduction in net financial debt was 2 billion euros from December 31, 2004, under the effect of:

-	organic cash flow of 7.5 billion euros (see definition in section 5.5 “Glossary”) generated in 2005 (see section 4.1 “Liquidity and Cash flows”). France Télécom uses organic cash flow as an indicator of operating performance to measure the cash flow generated by operating activities, excluding financial investments (see definition in section 5.5. “Glossary”) and excluding income from the sale of investment securities and businesses (net of cash transferred);

-	income of 1.6 billion euros from the sale of securities and businesses;

-	the deconsolidation of the tax debt for the 2001 tax year, following the restructuring of the contract for the sale of this tax debt carried out in June 2005 for 1.3 billion euros;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

and the negative impact of:

-	the acquisition of nearly 80% of the Spanish mobile operator Amena (see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements) for 6.0 billion euros net of cash acquired, including 3.1 billion euros financed by debt (2.9 billion euros were financed by the capital increase completed in September 2005);

-	consolidation of the Amena debt in the amount of 2.8 billion euros at December 31, 2005;

-	acquisitions of securities and businesses (net of the cash acquired), excluding Amena, for 1.6 billion euros;

-	the dividends paid by France Télécom S.A. for 1.2 billion euros;

and other items for 0.3 billion euros.

The net financial debt to equity ratio came to 1.68 at December 31, 2005, compared to 2.82 at December 31, 2004.

The ratio of net financial debt to GOM was 2.48 at December 31, 2005 (on the basis of a restated GOM that integrates the GOM from the Spanish mobile operator Amena over twelve months in 2005), a ratio less than the 2.50 target set by the Group under the “TOP” program. This ratio was 2.78 at December 31, 2004.

1.3 THE “AMBITION FT 2005” PLAN

1.3.1 SUMMARY OF PRINCIPLES

On December 4, 2002, France Télécom launched the “Ambition FT 2005” plan, the second phase of which relates to the strengthening of the financial structure of the group with the “15 + 15 + 15” plan:

-	more than 15 billion euros in net cash provided by operating activities, less net cash used in investing activities (hereinafter referred to as free cash flow; see definition in section 5.5 “Glossary”), to be generated under the “TOP” (Total Operational Performance) program and earmarked to be allocated to a reduction of financial debt. Between 2003 and 2004 alone, the “TOP” program generated more than 15 billion euros in free cash flow, excluding changes in short-term marketable securities (SICAVs) under French GAAP, allowing France Télécom to achieve its objective in advance (see section 1.3.2.3 “TOP Program: objectives achieved”);

-	a 15 billion euro increase in equity capital. A capital increase of 14.9 billion euros was executed in the first half of 2003, with the State shareholder participating in the amount of its interest for approximately 9 billion euros;

-	15 billion euros in refinancing the Group’s debt. Since December 5, 2002, France Télécom has:

-	issued 14.3 billion euros in bonds, with an average initial maturity of about 11.9 years;

-	issued 1.15 billion euros in OCEANEs (Bonds Convertible or Exchangeable for New or Existing Shares), with an average initial maturity of about 4.3 years (see Note 21 to the consolidated financial statements);

-	issued 5.1 billion euros in EMTN (Euro Medium Term Notes) with an average initial maturity of about 2 years;

-	and restructured its credit lines: after extending in 2003 the maturity of the 5 billion 3-year syndicated credit line, in the first half of 2004, France Télécom totally restructured its syndicated and bilateral lines of credit by canceling the lines existing at December 31, 2003 or contracted in the first quarter of 2004 and establishing a new syndicated line of 10 billion euros on June 22, 2004. This line of credit was cancelled on June 20, 2005 when a new syndicated line of credit for 8 billion euros was established (see Note 22 to the consolidated financial statements).

These three actions were implemented in parallel with the objective of achieving by year end 2005 a ratio of debt to GOM lower than 2.5, providing the Group with greater strategic and financial flexibility.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.3.2 RESULTS OF THE “TOP” OPERATIONAL IMPROVEMENTS PROGRAM

The “TOP” (Total Operational Performance) program, as presented on December 4, 2002, was implemented for the period from 2003 – 2005. Because the consolidated financial statements of the France Télécom group are presented under IFRS in 2005 (see section 1.1.3 “Transition to International Financial Reporting Standards (IFRS)” and Note 1 to the consolidated financial statements), it is not possible to present aggregate data over this entire period, as the items are not directly comparable. As a result, the results from the “TOP” program are presented below in two parts: the report on the 2004 – 2005 period under IFRS and the report for 2003 – 2004 under French GAAP.

1.3.2.1 Results of the “TOP” program for 2004 – 2005 under IFRS

The following table shows the change in operating expenses (operating expenses included in the calculation of the GOM, referred to below as OPEX (see definition in section 5.5 “Glossary” and Note 6 to the consolidated financial statements), and in capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses and excluding finance leases (referred to hereinafter as capital expenditures in tangible and intangible assets excluding licenses or CAPEX (see definition in section 5.5 “Glossary” and Note 3 to the consolidated financial statements), and shows, for the years ended December 31, 2005 and 2004 the results, under IFRS, of the “TOP” program for the France Télécom group over the period from 2004 – 2005.

Results of the “TOP” program over 2004 – 2005 under IFRS

(millions of euros)		Years ended December 31
	2005	2004	2004
		comparable basis (unaudited)	historical basis
Revenues	49,038	47,841	46,158

OPEX(1) excluding commercial expenses	(24,111)	(23,667)	(22,511)
Commercial expenses(1)	(6,511)	(5,910)	(5,724)
Total OPEX	(30,622)	(29,577)	(28,235)

GOM	18,416	18,264	17,923
GOM/Revenues	37.6%	38.2%	38.8%
GOM excluding Commercial expenses / Revenues	50.8%	50.5%	51.2%

CAPEX	6,045	5,384	5,134
CAPEX / Revenues	12.3%	11.3%	11.1%

GOM – CAPEX	12,371	12,880	12,789

Change in operating working capital requirements(1) and (2)	783	–	796
(1)	See definition in section 5.5 “Glossary” and Note 6 to the consolidated financial statements.
(2)	A positive amount signifies an improvement in the working capital requirement (positive impact on cash flows). A negative amount signifies a deterioration in the working capital requirement (negative impact on cash flows).

■	Change in operating expenses (under IFRS)

On an historical basis, the 8.4% increase in operating expenses between 2004 and 2005 primarily includes (i) the impact of the end of the “Bill & Keep” arrangement at January 1, 2005 (see section 1.2.1.2 “Data on a comparable basis”), which resulted in 2005 in an increase in service fees and inter-operator costs of -889 million euros, (ii) the negative impact of foreign exchange fluctuations, tied primarily to the change in the Polish zloty, which totaled -247 million euros, and (iii) the negative impact of changes in consolidation, which represented -214 million euros, resulting primarily from the acquisition of the Spanish mobile operator Amena.

On a comparable basis, the increase in operating expenses was 3.5% between 2004 and 2005.

During the “TOP” launch phase, priority was given to actions that delivered rapid results (see section 1.3.2.2 “Results of the TOP program over 2003 – 2004 under French GAAP”). The projects then entered the deployment phase involving changes to procedures, a systematic attempt to share resources, and the implementation of synergies to achieve ongoing improvements in the Group’s

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

operational performance. In the transition phase, marked by the accelerated transformation of the Group and a temporary slowdown in growth, France Télécom made a major commercial investment in 2005. The increase in commercial expenses between 2004 and 2005 reflects the Group’s efforts, in a more intense competitive context, to retain existing customers, win new customers and invest in growth. Commercial expenses, which represented 21.3% of operating expenses in 2005, were focused mainly on Personal Communication Services, which totaled 78.8% of these expenses, particularly in the United Kingdom (29.7%) and France (22.2%), and on Home Communication Services in France.

Thanks to the continued implementation of the operational improvement program (the “TOP” program), the increase in operating expenses excluding commercial expenses between 2004 and 2005 (an increase of 1.9% on a comparable basis) was contained in relation to the growth in revenues (up 2.5% on a comparable basis). In relation to revenues, the percentage of operating expenses excluding commercial expenses dropped 0.3 point on a comparable basis between the two periods to 49.2%.

■	Change in capital expenditures in tangible and intangible assets excluding licenses (CAPEX), (under IFRS)

On an historical basis, the Group’s capital expenditures in tangible and intangible assets excluding licenses rose 17.7% between 2004 and 2005 to total 6,045 million euros in 2005. On a comparable basis, the increase in capital expenditures excluding licenses was 12.3% between the two periods.

In line with the logic of the “TOP” program, and in order to accelerate productivity and improve the selectivity of investments, capital expenditures in tangible and intangible assets excluding licenses rose in the high-growth sectors and reflect the rapid deployment of broadband services, both wireless with investments in the EDGE and UMTS networks, and fixed-line with expenditures in ADSL.

On a comparable basis, wireless network capital expenditures (excluding licenses) and fixed network capital expenditures totaled 2,206 million euros and 1,438 million euros respectively in 2005, up 5.1% and 11.8% respectively over 2004, driven primarily by:

-	higher expenses for 2nd and 3rd generation mobile networks reflecting the extension of the second generation network and the investments in EDGE technology within the high-growth wireless subsidiaries in the Rest of the World (primarily in Switzerland, Belgium, Romania, Slovakia) and the ongoing rapid deployment of wireless broadband using the UMTS technology within the PCS United Kingdom sub-segment;

-	and the development of the broadband networks, driven by an increase in broadband uses and the growth in the number of broadband customers in France, Spain and the United Kingdom, with the increase in capital expenditures on ADSL.

The strong jump in investments in information systems and customer service platforms was driven by the development of the “Voice over IP” technology and value-added services (content offers such as music and television) within the fixed-line and wireless activities, both in France and internationally.

On a comparable basis, the rise in other capital expenditures excluding GSM and UMTS licenses between 2005 and 2004 primarily reflects the increase in:

-	expenditures on handsets, the result of the success of the Livebox and MaLigne TV offer;

-	and investments in the program to relocate and improve the France Télécom stores.

In addition, the Group’s deliberate investment policy, combined with strong involvement by local partners, contributed to the deployment of the broadband network throughout France and allowed the Group to bring ADSL line eligibility at the end of 2005 to 96% of the population.

With optimized investments within the “TOP” program and the favorable effects of the purchasing policy, which are particularly important in new technologies, France Télécom achieved a leverage effect and accelerated the deployment of its broadband networks, both fixed-line and wireless: the number of ADSL lines connected in France at December 31, 2005 was up 49% from

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

December 31, 2004, making France Télécom the leading European operator in number of ADSL lines, Orange’s launch of its EDGE-based offer for businesses and consumers in France, accelerated UMTS and EDGE deployment in France and in the other European wireless networks.

In 2005, capital expenditures in tangible and intangible assets excluding licenses represented 12.3% of revenues, versus 11.3% on a comparable basis and 11.1% on an historical basis in 2004.

■	Change in the GOM – CAPEX indicator (under IFRS)

On an historical basis, the GOM – CAPEX indicator dropped 3.3%, (-418 million euros) between 2004 and 2005 to reach 12,371 million euros in 2005.

On a comparable basis, the increase of 12.3% in capital expenditures in tangible and intangible assets excluding licenses (an increase of 661 million euros) combined with the 0.8% increase in GOM (an increase of 152 million euros) resulted in a drop in the GOM – CAPEX indicator of 4.0% between 2004 and 2005 to 12,371 million euros in 2005.

■	Change in operating working capital requirements (under IFRS)

The consolidated statement of cash flows shows a positive impact from the change in the total working capital requirement of 997 million euros in 2005, after an improvement of 569 million euros in 2004.

Driven by the reduction in the working capital requirement initiated under the “TOP” program, the change in the operating working capital requirement (see definition in section 5.5 “Glossary”) was a positive 783 million euros in 2005, after an improvement of 796 million euros recorded in 2004.

1.3.2.2 Results of the “TOP” program over 2003 – 2004 under French GAAP

The following table shows the change in operating expenses before depreciation and amortization and actuarial adjustments in the early retirement plan (referred to hereinafter as operating expenses before depreciation and amortization or OPEX), and the change in capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses and excluding finance leases (referred to hereinafter as tangible and intangible investments excluding licenses or CAPEX), and shows, for the years ended December 31, 2004, 2003 and 2002, the results under French GAAP of the “TOP” program for the France Télécom group over the period of 2003 and 2004.

Results of the “TOP” program over 2003 – 2004 under French GAAP

(millions of euros)	Years ended December 31
	2004	2003	2002
	historical basis	historical basis	historical basis
Revenues	47,157	46,121	46,630

OPEX(1) excluding commercial expenses	(22,811)	(23,304)	(25,946)
Commercial expenses(2)	(6,085)	(5,514)	(5,767)
Total OPEX	(28,896)	(28,818)	(31,713)

Operating income before depreciation & amortization(3)	18,261	17,303	14,917
Operating income before depreciation & amortization / Revenues	38.7%	37.5%	32.0%
Operating income before depreciation & amortization excluding commercial expenses / Revenues	51.6%	49.5%	44.4%

CAPEX	5,127	5,086	7,441
CAPEX / Revenues	10.9%	11.0%	16.0%

Operating income before depreciation & amortization – CAPEX	13,134	12,217	7,476

Change in operating working capital requirements(4)	736	1,278	992
(1)	Operating expenses before depreciation and amortization and actuarial adjustments in the early retirement plan.
(2)	External purchases related to purchases of handsets and other products sold, retail fees and commissions, and advertising, promotional, and sponsoring expenses.
(3)	Operating income before depreciation and amortization and actuarial adjustments in the early retirement plan.
(4)	A positive amount signifies an improvement in working capital requirements (positive impact on cash flows). A negative amount signifies a degradation in the working capital requirements (negative impact on cash flows).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

During the launch phase of the “TOP” program, priority was given to actions that produced rapid results: a reduction in general and administrative expenses with a decline in consulting fees and external subcontracting, a new travel policy, a reduction in advertising expenditures… By achieving better than projected results in 2003, France Télécom generated new margins for maneuver which allowed it to intensify its efforts in innovation and to launch a plan to accelerate growth with the “TOP Line” program.

■	Change in operating expenses before depreciation and amortization (French GAAP)

As a result of the dual strategy to control operating expenses before depreciation and amortization and relaunch revenue growth, operating expenses before depreciation and amortization as a percentage of revenues fell, on an historical basis, from 68% in 2002 to 62.5% in 2003, and to 61.3% in 2004.

Thus, by positioning itself in growth sectors and continuing to improve its operational profitability, the Group raised its ratio of operating income before depreciation and amortization and actuarial adjustments in the early retirement plan (hereinafter referred to as operating income before depreciation and amortization) to revenues by 6.7 points between 2002 and 2004, from 32.0% in 2002 to 37.5% in 2003, then to 38.7% in 2004, on an historical basis. Excluding commercial expenses (external purchases related to purchases of handsets and other products sold, retail fees and commissions, and advertising, promotional, and sponsoring expenses), this ratio rose 7.2 points, from 44.4% in 2002 to 51.6% in 2004 on an historical basis.

■	Change in CAPEX excluding GSM/UMTS licenses (French GAAP)

As a result of optimized investments under the “TOP” program and the favorable impact of the purchasing policy, which is particularly sensitive in new technologies, capital expenditures in tangible and intangible assets excluding licenses (CAPEX) dropped substantially in 2003 and 2004 from 2002, as the Group improved the selectivity of its investments. While the ratio of CAPEX to revenues was 16.0% in 2002, the Group kept this ratio at about 11% in 2003 and 2004 on an historical basis. Thus, by implementing the logic of the “TOP” program, while controlling total expenses, France Télécom was able to boost capital expenditures excluding licenses in the sectors with strong growth potential (2nd and 3rd generation wireless equipment and infrastructures, ADSL, etc.).

■	Change in the operating income before depreciation and amortization – CAPEX indicator (French GAAP)

As a result of the Group’s control under the “TOP” program of its operating expenses before depreciation and amortization and CAPEX excluding GSM/UMTS licenses, the operating income before depreciation and amortization margin – CAPEX indicator rose 63.4% between 2002 and 2003 and 7.5% between 2003 and 2004 on an historical basis.

■	Change in Operating Working Capital Requirements (French GAAP)

The consolidated statement of cash flows shows a positive impact from the change in working capital requirements of 1,242 million euros in 2003 and 650 million euros in 2004. Primarily driven by the work to reduce working capital requirements initiated under the “TOP” program, the change in operating working capital requirements was a positive 1,278 million euros in 2003 and 736 million euros in 2004, principally because of the decline in customer receivables. Thus, operating working capital requirements declined 2,078 million euros over two years.

1.3.2.3 “TOP” Program: objectives achieved

■	Free cash flow

When it launched the “Ambition FT 2005” plan, as one of the three components to strengthen the Group’s financial structure, France Télécom set the target to generate over 15 billion euros in net cash provided by operating activities, less net cash used in investing activities (hereinafter free cash flow, see definition in section 5.5 “Glossary”), thanks to the “TOP” operational improvement program.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table shows, for the years ended December 31, 2005, 2004 and 2003, the change in this indicator over 2003 – 2005, under IFRS over the period from 2004 and 2005, and under French GAAP over the period from 2003 and 2004.

(millions of euros)	Years ended December 31
	2005	2004	2003
		historical basis	historical basis
Free cash flow excluding change in short-term marketable securities (SICAVs)(1) (IFRS)	1,697	5,505	–

Free cash flow excluding change in short-term marketable securities (SICAVs)(1) (French GAAP)	–	5,653	9,418
(1)	See definition in section 5.5 “Glossary”.

Over the period from 2003 – 2005, the “TOP” program generated more than 16.6 billion euros in free cash flow excluding changes in short-term marketable securities (SICAVs), allowing France Télécom to surpass its initial objective.

The following table shows, for the years ended December 31, 2005 and 2004, the results for this indicator under IFRS for the France Télécom group over the period from 2004 – 2005.

Free cash flow generated over 2004 – 2005 under IFRS

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Net cash provided by operating activities	13,374	12,697
Net cash used in investing activities(1)	(11,677)	(5,591)
Free cash flow	1,697	7,106

Change in short-term marketable securities (SICAVs)(2)	–	(1,601)
Free cash flow excluding change in short-term marketable securities (SICAVs)	1,697	5,505
(1)	In 2004, investing activities included 2,015 million euros to settle the Equant CVR’s (Contingent Value Rights Certificates).
(2)	The investment of cash equivalents in short-term marketable securities is considered from an accounting point of view as a cash flow used in investing activities. To calculate free cash flow excluding changes in marketable securities (SICAV de trésorerie), these marketable securities (SICAV de trésorerie) are considered cash equivalents and are included in the calculation.

Free cash flow generated in 2005 totaled 1.7 billion euros under IFRS. After achieving the objectives of the “TOP” program, the Group was able to accelerate the implementation of its integrated operator strategy in 2005, with substantial financial investments (7.6 billion euros, including 6.0 billion euros for the acquisition of the Spanish wireless operator Amena) and to invest in growth with a significant increase in the Group’s capital expenditures in the business sectors driving growth (see section 1.3.2.1 “Results of the TOP program over 2004 – 2005 under IFRS”).

The following table shows, for the years ended December 31, 2004 and 2003, the results for this indicator under French GAAP for the France Télécom group over the period from 2003 – 2004.

Free cash flow generated over 2003 – 2004 under French GAAP

(millions of euros)	Years ended December 31
	2004	2003
	historical basis	historical basis
Net cash provided by operating activities	12,818	11,322
Net cash used in investing activities(1)	(5,564)	(3,737)
Free cash flow	7,254	7,585

Change in short-term marketable securities (SICAVs)	(1,601)	1,833
Free cash flow excluding change in short-term marketable securities (SICAVs)	5,653	9,418
(1)	In 2004, investing activities included 2,015 million euros for the payment of the Equant CVR’s (Contingent Value Rights certificates).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

As a result of the implementation of the “TOP” program, over 15 billion euros in free cash flow excluding changes in marketable securities (SICAV de trésorerie) were generated between 2003 and 2004, under French GAAP, allowing France Télécom to meet its target ahead of schedule.

■	Ratio of net financial debt to GOM

In the second phase of the “Ambition FT 2005” plan to strengthen the Group’s financial structure, France Télécom simultaneously conducted the three actions of the “15+15+15” plan (see section 1.3.1 “Statement of principles”) to achieve, at the end of 2005, a net financial debt to GOM ratio lower than 2.5, giving the Group greater strategic and financial flexibility by this date.

The following table shows, for the years ended December 31, 2005, 2004, 2003 and 2002, the change in the net financial debt to GOM ratio over the period 2004 – 2005 under IFRS, as well as the change in the ratio of net financial debt to operating income before depreciation and amortization margin over the period 2003 – 2004 under French GAAP.

(millions of euros)	Years ended December 31
	2005	2004	2003	2002
		historical basis	historical basis	historical basis

Net financial debt / GOM(1) (IFRS)	2.48	2.78	–	–

Net financial debt / Operating income before depreciation and amortization (French GAAP)	–	2.41	2.55	4.56
(1)	GOM restated integrating the GOM of the Spanish wireless operator Amena over twelve months in 2005 (see section 3.1.1.3 “Personal Communication Services Spain (PCS Spain)”).

Under French GAAP, the ratio of net financial debt to the operating income before depreciation and amortization, which was 4.56 at December 31, 2002, was reduced to 2.55 at December 31, 2003, then to 2.41 at December 31, 2004.

The debt reduction and improvement in operational profitability achieved over the last three years generated a net financial debt to GOM ratio of 2.48 for France Télécom at December 31, 2005 under IFRS (on the basis of a GOM restated including the GOM of the Spanish mobile operator Amena over twelve months in 2005), a level lower than the 2.50 target set by the Group in the “TOP” program. This ratio was 2.78 as of December 31, 2004 under IFRS.

■	Change in Operating Working Capital requirements

As a result of the work to reduce working capital requirements initiated within the “TOP” program, the change in operating working capital requirements was a positive 783 million euros in 2005, after the improvement of 796 million euros recorded in 2004 under IFRS. In 2003, the change in operating working capital requirements was a positive 1,278 million euros under French GAAP (see section 1.3.2.2 “Results of the “TOP” program for the period 2003 – 2004 under French GAAP”).

Over the 2003 – 2005 period, the total improvement in operating working capital requirement was 2.8 billion euros, exceeding the objective of 2 billion euros defined in the “TOP” program.

■	Summary of the “TOP” program

Thus, the objectives of the “TOP” program were met, while the Group made major acquisitions to implement its integrated operator strategy, the largest of which was the acquisition of the Spanish wireless operator Amena in November 2005 for 6.4 billion euros (see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements”), as well as the acquisitions of the minority interests in Orange S.A., Wanadoo S.A., and Equant.

The success of the “TOP” program, which reduced the financial constraints, allowed the Group to prepare the following step: the transformation of the Group to an integrated operator, but also to make investments. This new phase, which again requires in-depth work, is particularly necessary because the telecommunications market is seeing accelerated technological changes. It is designed to drive the transformation of the France Télécom group into the reference player in telecommunications services. This is the goal of the “NExT” plan.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.4 OUTLOOK

On June 29, 2005, France Télécom introduced the Group’s 2006 – 2008 Program. The “NExT” Program (“New Experience in Telecommunications”) is a three-year transformation program that will allow the Group’s customers to access a universe of enriched and simplified services and will allow the Group to pursue its transformation as an integrated operator supported by a renewed model of profitable growth. The “NExT” program is intended to make France Télécom the benchmark for new telecommunications services in Europe.

1.4.1 THE “NEXT” PROGRAM (NEW EXPERIENCE IN TELECOMMUNICATIONS)

■	NExT: simplicity, innovation, performance

The innovations announced on June 29, 2005 include:

-	a single portal: in 2006, France Télécom will roll out a dedicated portal to provide its customers with a simplified interface and a unified customer experience when accessing the Group’s services. This portal, adapted to each customer, can be accessed using a variety of terminals, not only computers. The single portal will be a simple and practical interface for all services of the France Télécom group;

-	unified customer service: France Télécom plans to provide a unified customer support service by the end of 2006, with a single point of contact for all offerings. The Group will also launch a customer loyalty program in the near future;

-	an adapted and simplified brand architecture: In France, Poland and all other countries where the Group operates as the historic operator, France Télécom will deploy a pragmatic approach leveraging both legacy brands (France Télécom, TP etc) and Orange. Over the next 18 months, Orange is set to become the Group’s international commercial brand for mobile, broadband and multi-play offers, as well as for the entire Enterprise Communication Services segment. The company’s name remains unchanged.

Through the “NExT” program, to foster the rapid development of integrated offerings and convergent services, the Group will implement:

-	unified network management in each country;

-	the adaptation of its information systems to further increase reactivity;

-	strategic marketing for the Group based on a new innovation center and joint product development to shorten the time to place its new services on the market.

■	NExT: new convergent and innovative services

France Télécom is introducing a whole new world of services in the area of communication, “infotainment” and everyday life. The “NExT” plan includes the introduction of a number of very concrete services reflecting the Group’s strategy. For example, new convergent offers for both consumers and businesses were already launched in 2005 or will be rolled out in 2006: new communication services (Family Talk, LiveCom, Livephone, Mobile & Connected etc), new information and entertainment services (Photo Transfer, LiveMusic etc), new services for everyday life (LiveZoom, Home Care, Mobivisit etc), new business services (launch of the new generation Business Everywhere Multimedia etc).

■	Accelerated implementation of the “NExT” plan in 2006

In 2006, France Télécom will accelerate its transformation, focusing on three priorities:

-	tighter control of the business, with:

-	the creation of a nine-member Executive Committee focused on generating organic cash flow and the achievement of twenty key objectives of the “NexT” program;

-	the implementation of integrated management of the businesses by country;

-	accelerated transformation of the enterprise, with:

-	an in-depth transformation of the Group’s structures and operating methods;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	an adapted cost structure;

-	and the mobilization of skills in key areas for the Group with the “ACT” program (Anticipation and Skills for the Transformation);

-	and accelerated marketing of convergent offers, with

-	an integrated management structure: the Group Strategic Marketing Unit;

-	and a powerful tool for the definition and launch of new offers: a “Technocenter with 1,500 dedicated team members, which has been operational since January 1, 2006.

■	NExT: ambitious objectives

The “NExT” program has defined twenty major objectives in six separate areas: Revenues and finance, Products and services, Subscriber base, Customer relations, Efficiency and performance, and Human Resources. Among these objectives, the main operational and financial objectives of the “NExT” program for 2008 are the following:

¡	Revenues and finance

-	maintain the generation of organic cash flow,

-	generate over 400 million euros in revenues from direct content sales,

-	generate over 30% of Enterprise revenues in ICT services.

¡	Products and services

-	roll out the dedicated portal for Group customers in Europe,

-	generate 5% to 10% of revenues from convergent offers,

-	include over 30% of handsets under the “Orange” brand in the Group’s global mobile terminal base,

-	accelerate innovation by allocating up to 2% of revenues on research and development (research and development expenses excluding amortization, plus capital expenditures in research and development). This ratio was 1.5% in 2005.

¡	Subscriber base

-	over 85 million mobile customers in 2008, in addition to Amena customers (10.3 million at December 31, 2005).

-	over 12 million mobile broadband customers in 2008,

-	over one million “Business Everywhere” customers in 2008.

¡	Customer relations

-	implement the new brand policy in 2006.

¡	Efficiency and performance

-	generate 2 billion euros in total gains over the 2006-2008 period on purchasing and support functions;

-	achieve savings on network and information system expenses, representing a gain of 2 points in the ratio of GOM to revenues.

¡	Human resources

-	implement the mobilization of Group capabilities within the “ACT” program (Anticipation and Competencies for the Transformation).

In addition, the debt reduction target is confirmed with a ratio of net financial debt to GOM less than 2 by the end of 2008.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

1.4.2 FRANCE TÉLÉCOM TRENDS FOR 2006

The increasing pace of technological changes, competitive pressures, and the changing regulatory environment that characterised 2005 will continue in 2006. In France, there will be significant rate adjustments: reduction in prices for fixed and fixed-to-mobile calls, reduction in mobile call termination rates and SMS prices. Overall, price adjustments will have a negative impact on consolidated revenues. By contrast, revenue growth will be driven by the growth factors in the NexT plan as follows:

■	development and increase in speed of ADSL;

■	extension of the subscriber base and uses for Livebox;

■	rapid expansion of mobile broadband and increase in the number of mobile subscribers, in particular outside of Western Europe;

■	development of content offers and launch of convergent offers.

Furthermore, Amena will be consolidated over the full year of 2006, compared with 2 months in 2005. The overall objective of the France Telecom group for 2006 is to post an increase in revenues above 7% on a historical basis and around 2% on a comparable basis.

Against this backdrop, France Telecom is stepping up its transformation and investing in growth while at the same time safeguarding profitability.

In order to drive forward its development strategy more quickly, more responsively and more effectively, France Telecom will step up its transformation in 2006, based on 3 key areas of focus:

■	Tighter control over the business:

■	more rapid transformation of the organisation, operating methods and cost structure of the Group, in particular savings in purchasing and network costs and pursuit of headcount reductions in France, at a similar rate to that of preceding years;

■	boosting the effectiveness of marketing and bringing to market convergence offerings more rapidly.

In 2006, France Telecom will invest in growth by strengthening its marketing and sales efforts in highly competitive markets and by investing significantly with the objective to achieve a gross margin to revenues ratio down 1 or 2 points compared to that of 2005, and an objective of new capital expenditure in tangible and intangible assets excluding licences representing around 13% of revenues.

All told, the France Telecom group aims to balance growth and profitability and, as its major objective, to achieve organic cash flow of 7 billion euros in 2006.

By nature, these objectives are subject to numerous risks and uncertainties which may lead to differences between the announced objectives and actual results. The most substantial risks are stated in Chapter 4 “Risk Factors” in the Reference Document.

2. Analysis of the Group’s income statement and capital expenditures

2.1 FROM GROUP NET REVENUES TO GROSS OPERATING MARGIN

The following chart shows the transition from revenues to GOM, detailing by type the total of the operating expenses included in the GOM of the France Télécom group, for the years ended December 31, 2005 and 2004, with:

-	operational expenses excluding labour expenses (wages and expenses), referred to hereinafter as OPEX excluding labour expenses (wages and employee benefit expenses), see definition in section 5.5 “Glossary”), including external purchases (see definition in section 5.5 “Glossary”) and other operational income and expenses (see Note 6 to the consolidated financial statements);

-	and labour expenses (wages and employee benefit expenses, see definition in section 5.5 “Glossary” and Note 6 to the consolidated financial statements).

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	49,038	47,841	46,158	2.5%	6.2%

OPEX(1) excluding labour expenses (wages and employee benefits)	(21,860)	(20,669)	(19,385)	5.8%	12.8%
External purchases(1)	(20,149)	(19,169)	(17,870)	5.1%	12.8%
Other operating income and expenses	(1,711)	(1,500)	(1,515)	14.0%	12.9%
Labour expenses (wages and employee benefits)(1)	(8,762)	(8,908)	(8,850)	(1.6)%	(1.0)%
Total OPEX	(30,622)	(29,577)	(28,235)	3.5%	8.4%

GOM	18,416	18,264	17,923	0.8%	2.8%
(1)	See definition in section 5.5 “Glossary” and Note 6 to the consolidated financial statements.

The following table shows for 2004 the transition from data on an historical basis to data on a comparable basis for the operating expenses included in the France Télécom group GOM (see also section 1.2.1.2 “Data on a comparable basis”).

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
	Revenues	OPEX exclusive labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM

Historical data at December 31, 2004	46,158	(19,385)	(8,850)	17,923

Changes in scope of consolidation	376	(224)	10	162
Other changes(1)	831	(881)	–	(50)
Foreign exchange fluctuations(2)	476	(179)	(68)	229

Data on a comparable basis at December 31, 2004	47,841	(20,669)	(8,908)	18,264
(1)	Impact primarily of the termination of the “Bill & Keep” system on January 1, 2005, effective January 1, 2004 on a comparable basis.
(2)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

2.1.1 REVENUES

Revenues for France Télécom for 2005 amounted to 49,038 billion euros, up 6.2% over the previous year on a historical basis. The change in revenues between 2004 and 2005 on a historical basis is marked by the favorable impact of changes in the scope of consolidation and other changes that amount to 1,207 million euros, principally relating to the following:

-	the impact of the end of the “Bill & Keep” system on January 1, 2005, effective January 1, 2004 in the data on a comparable basis (see section 1.2.1.2 “Data on a comparable basis”), representing a positive impact of 846 million euros;

-	the positive impact of newly consolidated companies for 688 million euros, consisting primarily of the impact of the acquisition of the Spanish wireless operator Amena for 496 million euros, the impact of the full consolidation of the Senegalese subsidiaries for 115 million euros, and the impact of the consolidation of several subsidiaries within the sub-segments PCS Rest of World and HCS Rest of World and the Directories sector for 54 million euros;

-	partially offset by the negative impact of companies no longer consolidated for -312 million euros, with the sale of Orange Denmark for -194 million euros and the sale of France Télécom Câble (FTC) for -101 million euros.

In addition, the positive impact of foreign exchange fluctuations represented an impact of 476 million euros in 2004, the positive impact of 508 million euros on the Polish zloty, and 31 million euros on the Egyptian pound, which largely offset the unfavorable effect of the change in the pound sterling (-50 million euros).

On a comparable basis, revenues for 2005 rose 2.5%. The increase in the Group’s revenues was driven by growth in Personal Communication Services (up 7.4%), generated by a sharp rise in the number of customers. This growth in mobile phone activities more than offsets a limited decline in Home Communication Services revenues (-1.2%), with the drop in traditional fixed-line consumer services partially offset by growth in broadband Internet usage. Revenues from the Enterprise Communication Services segment, which dipped -5.4%, reflect the underlying decline in business services in France, while Directory activities rose by 6.0%.

The number of France Télécom customers through controlled companies totaled nearly 145.2 million at December 31, 2005 (including 10.3 million customers for the Spanish wireless operator Amena), an increase of 16.9% on an historical basis. The number of additional subscribers between December 31, 2005 and December 31, 2004 was 21.0 million on an historical basis, primarily in mobile phone services, which recorded nearly 21.64 million additional active customers. The Internet was up slightly with 0.604 million new active customers. The number of customers in fixed telephony dropped slightly (down 0.359 million customers). In addition, there was a decline of 0.872 million cable subscribers because of the sale of France Télécom Câble (FTC) in the first quarter of 2005. On a comparable basis, the number of Group customers rose 8.9% between December 31, 2005 and December 31, 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table shows the revenues of the France Télécom group by business sector for the years ended December 31, 2005 and 2004. Data relating to the business segments in the following paragraphs is assumed, except where otherwise stated, to be prior to elimination of inter-segment transactions. The item “eliminations” includes the elimination of inter-segment transactions and other non-significant items necessary for reconciliation with the Group’s accounts. In addition, the changes below are calculated on the basis of data in thousands of euros, although presented in millions of euros.

(millions of euros)	Years ended December 31			Changes
Revenues	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
PCS France	9,773	9,217	8,365	6.0%	16.8%
PCS United Kingdom	5,832	5,786	5,833	0.8%	(0.0)%
PCS Spain	536	496	–	8.0%	–
PCS Poland	1,598	1,402	1,247	13.9%	28.1%
PCS Rest of World	5,991	5,170	5,290	15.9%	13.3%
Eliminations	(195)	(159)	(171)	(21.5)%	(13.3)%

Personal Communication Services (PCS)	23,536	21,913	20,564	7.4%	14.5%

Subscription fees	4,173	4,007	4,007	4.2%	4.2%
Calling services	3,106	3,580	3,580	(13.2)%	(13.2)%
Online and Internet access services	1,534	1,293	1,293	18.6%	18.6%
Other consumer services	864	896	1,006	(3.5)%	(14.1)%
Consumer Services	9,677	9,776	9,886	(1.0)%	(2.1)%

Services to Domestic Carriers	2,675	2,516	2,516	6.3%	6.3%
Other Carrier Services	2,829	3,075	3,061	(8.0)%	(7.6)%
Carriers services	5,504	5,591	5,577	(1.6)%	(1.3)%

Other HCS in France	2,537	2,547	2,539	(0.4)%	(0.1)%

HCS France	17,718	17,914	18,002	(1.1)%	(1.6)%

HCS Poland	3,141	3,380	3,011	(7.0)%	4.3%

HCS Rest of World	1,837	1,671	1,584	9.9%	16.0%

Eliminations	(162)	(164)	(157)	1.2%	(3.0)%

Home Communication Services (HCS)	22,534	22,800	22,440	(1.2)%	0.4%

Business fixed-line telephony in France	2,695	2,965	2,965	(9.1)%	(9.1)%
Business Networks in France	2,680	2,757	2,757	(2.8)%	(2.8)%
Other Business services in France	565	593	600	(4.7)%	(5.9)%
Global services	2,317	2,345	2,346	(1.2)%	(1.2)%
Eliminations	(471)	(432)	(432)	(9.1)%	(9.0)%

Enterprise Communication Services (ECS)	7,785	8,227	8,235	(5.4)%	(5.5)%

Directories	1,061	1,001	978	6.0%	8.5%

Eliminations	(5,877)	(6,100)	(6,059)	3.7%	3.0%

Total Group	49,039	47,841	46,158	2.5%	6.2%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

2.1.2 OPERATING EXPENSES

2.1.2.1 Operating expenses excluding labour expenses (wages and employee benefit expenses)

Excluding the operating expenses included in the GOM totaled -21,860 million euros in 2005, compared with -19,385 million euros in 2004 on an historical basis and -20,669 million euros on a comparable basis. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized labour expenses.

On an historical basis, this represents an increase of 12.8%, notably reflecting the impact of the decision to end the “Bill & Keep” system as of January 1, 2005, which resulted in an increase in the amount of service fees and interoperator costs in 2005.

On a comparable basis, these expenses were up 5.8% and reflect the increase in external purchases, primarily external purchases (see definition in section 5.5 “Glossary” and Note 6 to the consolidated financial statements), and other operating expenses (net of other operating income).

The following table presents a breakdown of operating expenses excluding labour expenses (wages and employee benefit expenses) by type for the France Télécom group for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical	comparable basis (unaudited)	historical basis
External purchases(1)	(20,149)	(19,169)	(17,870)	5.1%	12.8%

Commercial expenses(1)	(6,511)	(5,910)	(5,724)	10.2%	13.7%
Purchases of handsets and other products sold	(3,538)	(3,391)	(3,363)	4.3%	5.2%
Retail fees and commissions	(1,777)	(1,396)	(1,277)	27.3%	39.1%
Advertising, promotional and sponsoring expenses	(1,196)	(1,123)	(1,084)	6.5%	10.4%
Other external purchases(1)	(13,638)	(13,259)	(12,146)	2.9%	12.3%

Other operating income and expenses	(1,711)	(1,500)	(1,515)	14.0%	12.9%

OPEX(1) excluding labour expenses (wages and employee benefit expenses)	(21,860)	(20,669)	(19,385)	5.8%	12.8%
(1)	See definition in section 5.5 “Glossary” and note 6 to the consolidated financial statements.

2.1.2.1.1 External purchases

External purchases totaled -20,149 million euros in 2005 compared with -17,870 million euros in 2004 on an historical basis and -19,169 million euros on a comparable basis.

On a comparable basis, external purchases were up 5.1%. This growth was primarily driven by the 10.2% increase in commercial expenses, reflecting the Group’s efforts in an increasingly competitive environment to build loyalty among existing customer bases, win new customers and invest in growth.

Excluding commercial expenses, other external purchases (see definition in section 5.5 “Glossary” and Note 6 to the consolidated financial statements) were up slightly, rising 2.9% on a comparable basis. The increase in service fees and interoperator costs and IT expenses was largely offset by the drop in general and administrative costs generated by the “TOP” program.

2.1.2.1.2 Other operating income and expenses

In 2005, other operating income and expenses amounted to -1,711 million euros compared to -1,515 million euros on an historical basis and -1,500 million euros on a comparable basis in 2004, an increase of 12.9% on an historical basis and 14.0% on a comparable basis.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

On both an historical and comparable basis, this change primarily reflects the impact of the following:

-	the fine from the Competition Council on three mobile operators in France, including 256 million euros for Orange France (Personal Communication Services segment, see Note 33 to the consolidated financial statements);

-	the Competition Council fine in the ADSL broadband sector in the amount of 80 million euros (see Note 33 to the consolidated financial statements);

-	and the reversal of the 199 million euros provision on the Group’s operations in Lebanon (Home Communication Services sector, see Note 33 to the consolidated financial statements).

2.1.2.2 Labour expenses (wages and employee benefit expenses)

Labour expenses (wages and employee benefit expenses) included in the GOM are net of capitalized labour expenses (see definition in section 5.5 “Glossary” and Note 6 to the consolidated financial statements). They do not include employee profit-sharing (see section 2.2.1 “Employee profit-sharing”) and share-based compensation (see section 2.2.2 “Share-based compensation”)

Labour expenses (wages and employee benefit expenses) totaled -8,762 million euros in 2005, compared with -8,850 million euros on an historical basis and -8,908 million euros on a comparable basis in 2004.

■	Number of employees (active employees at end of period)

The following table presents the number of employees at December 31, 2005 and 2004 (active employees at end of period, see definition in section 5.5 “Glossary”) for the France Télécom group, broken down between France Télécom S.A., the French subsidiaries and the international subsidiaries.

(millions of euros)	Years ended December 31			Changes
Number of employees	2005	2004	2004	05/04	05/04
(active employees at end of period)(1)		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
France Telecom S.A.	104,661	107,847	107,836	(3.0)%	(2.9)%
Subsidiaries in France	16,313	16,561	17,144	(1.5)%	(4.8)%
Total France	120,974	124,408	124,980	(2.8)%	(3.2)%

International subsidiaries	82,034	84,894	81,505	(3.4)%	0.6%
Total Group	203,008	209,302	206,485	(3.0)%	(1.7)%
(1)	See definition in section 5.5 “Glossary”.

The number of Group employees (active employees at the end of the period) declined between 2005 and 2004 by 3,477 people on an historical basis (-6,294 on a comparable basis). On an historical basis, this decline reflects a loss of 4,006 persons in France (-3,434 on a comparable basis), which was partially offset by an increase of 529 international employees (-2,860 persons on a comparable basis).

■	Average number of employees (full-time equivalent)

The following table presents, for the years ended December 31, 2005 and 2004, the average number of employees (full-time equivalent, see definition in section 5.5 “Glossary”) for the France Télécom group, broken down between France Télécom S.A., the French subsidiaries and the international subsidiaries.

(millions of euros)	Years ended December 31			Changes
Average number of employees	2005	2004	2004	05/04	05/04
(full-time equivalent)(1)		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
France Telecom S.A.	102,234	106,745	106,875	(4.2)%	(4.3)%
Subsidiaries in France	16,159	16,495	16,894	(2.0)%	(4.4)%
Total France	118,393	123,240	123,769	(3.9)%	(4.3)%

International subsidiaries	78,059	80,951	80,011	(3.6)%	(2.4)%
Total Group	196,452	204,191	203,780	(3.8)%	(3.6)%
(1)	See definition in section 5.5 “Glossary”.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The average number of Group employees between 2005 and 2004 (full-time equivalent) dropped by 7,328 persons on an historical basis, a decline of 3.6%.

The changes in scope of consolidation (see section 1.2.1.2 “Data on a comparable basis”) represent an increase of 411 employees (full-time equivalent) because of the acquisition of the Spanish wireless operator Amena (368 employees, full-time equivalent), the impact of the full consolidation of the Senegalese subsidiaries (448 employees full-time equivalent), the impact of the consolidation of several subsidiaries in the Directories segment (231 employees, full-time equivalent), several entities in Research & Development (186 employees full-time equivalent) and Wirtualna Polska in Poland (200 employees full-time equivalent). These increases were partially offset by the sale of Orange Denmark (-543 employees full-time equivalent) in the rest-of-world area, and France Télécom Câble (FTC) in France (-493 employees, full-time equivalent).

On a comparable basis, the loss of 7,739 employees (full-time equivalent) in the Group, a decline of 3.8% between 2005 and 2004, originated primarily in the Home Communication Services (-8,680 full-time equivalent employees), including a loss of 5,084 employees in France and 3,140 employees in Poland, and in the Enterprise Communication Services segment for a loss of 215 full-time equivalent, including 96 employees at Equant. These reductions were partially offset by the increase in the average number of employees (full-time equivalent) within the Personal Communication Service segment (944 employees full-time equivalent) and the Directories segment (213 employees full-time equivalent).

The average number of employees (full-time equivalent) at France Télécom S.A. declined between 2005 and 2004 by 4.3% on an historical basis (-4,641 full-time equivalent employees) and by 4.2% on a comparable basis (-4,511 full-time equivalent employees). This reduction notably reflects the impact of staff departures under the early retirement plan. A total of 34,588 people have opted for this system since it was introduced in September 1996 (excluding other pre-existing early retirement plans). Between December 31, 2005 and December 31, 2004, France Télécom S.A. recorded 4,382 staff departures on early retirement, and 2,798 permanent departures (excluding early retirement). In addition, 739 employees were transferred to the public sector in 2005.

■	Labour expenses (wages and employee benefit expenses)

The following table presents the breakdown of the Group’s labour expenses (wages and employee benefit expenses) between France Télécom S.A., the French subsidiaries, and the international subsidiaries for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
Labour expenses	2005	2004	2004	05/04	05/04
(wages and expenses)(1)		comparable basis (unaudited)	historical	comparable basis (unaudited)	historical basis
France Telecom S.A.	(5,168)	(5,243)	(5,212)	(1.4)%	(0.8)%
Subsidiaries in France	(996)	(1,026)	(1,083)	(2.9)%	(8.0)%
Total France	(6,164)	(6,269)	(6,296)	(1.7)%	(2.1)%

International subsidiaries	(2,598)	(2,638)	(2,555)	(1.5)%	1.7%
Total Group	(8,762)	(8,908)	(8,850)	(1.6)%	(1.0)%
(1)	See definition in section 5.5 “Glossary” and Note 6 to the consolidated financial statements.

Between 2004 and 2005, labour expenses (wages and employee benefit expenses) for the Group declined 1.0% on an historical basis (-1.6% on a comparable basis), falling from -8,850 million euros and 19.2% of revenues in 2004 (-8,908 million euros on a comparable basis and 18.6% of revenues) to -8,762 million euros and 17.9% of revenues in 2005.

This 1.6% reduction on a comparable basis can be analyzed as follows:

-	–3.8% for the volume effect, related to the decline in average number of employees;

-	+0.8% for the structural effect, reflecting the difference between the average cost and the actual cost recorded for arrivals and departures;

-	+1.4% for the change in the average unit cost.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

France Télécom S.A. saw its labour expenses fall 0.8% on an historical basis and 1.4% on a comparable basis in 2005. This decrease primarily reflects the reduction in staffing levels, offset in part by (i) the increase in salaries due to general measures for civil servants and basic salaries for employees covered by the national collective wage agreement, (ii) the effects resulting from implementation of the statutory unemployment insurance system for non-civil servant staff and the introduction in 2005 of a contribution to financing the Works’ Councils, and (iii) the impact of a change in the rules applicable for calculating the apprenticeship tax.

2.1.2.3 Gross operating margin

On an historical basis, the GOM for the France Télécom group amounted to 18,416 million euros in 2005, compared with 17,923 million euros in 2004, an increase of 2.8%.

Excluding the 256 million euros fine against Orange France levied by the Competition Council and excluding the impact of the consolidation of the Spanish mobile operator Amena over two months in 2005 (a positive 109 million euros), the GOM was 18,563 million euros in 2005, higher than the 18,500 million euro target set by the Group for 2005.

On a comparable basis, the GOM rose 0.8% from 18,264 million euros in 2004 to 18,416 million euros in 2005.

Finally, the ratio of GOM to revenues moved from 38.8% on an historical basis and 38.2% on a comparable basis in 2004, to 37.6% in 2005.

2.2 FROM GROUP GROSS OPERATING MARGIN TO OPERATING INCOME

The following table presents the transition from GOM to operating income, detailing France Télécom group’s operating expenses included between GOM and operating income for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical	comparable basis(1) (unaudited)	historical basis
GOM	18,416	18,264	17,923	0.8%	2.8%

Employee profit-sharing	(382)	–	(280)	–	36.4%
Share-based compensation	(178)	–	(399)	–	(55.4)%
Depreciation and amortization	(7,034)	(7,849)	(7,990)	(10.4)%	(12.0)%
Impairment of goodwill	(11)	–	(534)	–	(97.9)%
Impairment of non-current assets	(568)	–	(179)	–	ns
Gains (losses) on disposals of assets	1,475	–	922	–	(60.0)%
Restructuring costs	(454)	–	(181)	–	150.8%
Share of profits (losses) of associates	20	–	30	–	33.3%

Operating income	11,284	–	9,312	–	21.2%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

2.2.1 EMPLOYEE PROFIT-SHARING

Pursuant to the French law of July 26, 1996 and French labour regulations, France Télécom has had an employee profit-sharing system since January 1, 1997, enabling employees to share in the company’s growth. The profit-sharing agreement, signed with staff representatives and unions, applies to French subsidiaries in which the Group has a direct or indirect interest of over 50%.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The expense calculated for 2005 in accordance with the terms and conditions of the agreement in effect came to -382 million euros, compared with -280 million euros for 2004, and breaks down as follows:

-	Home Communication Services for -253 million euros (-156 million euros in 2004);

-	Personal Communication Services for -75 million euros (-72 million euros in 2004);

-	Directories for -33 million euros (-30 million euros in 2004);

-	Enterprise Communication Services for -21 million euros (-22 million euros in 2004).

2.2.2 SHARE-BASED COMPENSATION

The charge for share-based compensation includes the share offerings reserved for employees, the charge for the value of stock options, and the charge for the value of bonus share allotments of shares of France Télécom or the subsidiaries granted to Group employees.

The expense for share-based compensation was -178 million euros in 2005, down from -399 million euros in 2004 (see Note 27 to the consolidated financial statements), and reflects:

-	Home Communication Services for -92 million euros (-212 million euros in 2004);

-	Personal Communication Services -45 million euros (-124 million euros in 2004);

-	Enterprise Communication Services for -21 million euros (-38 million euros in 2004);

-	Directories for -20 million euros (-25 million euros in 2004).

In 2005, the expense for share-based compensation for the France Télécom group in the amount of -178 million euros includes:

-	the French State offering reserved for the current and former employees of the France Télécom group following the State’s sale of 6.2% of the capital stock of France Télécom S.A. on June 9, 2005, representing a charge of -120 million euros (see Note 27 to the consolidated financial statements);

-	and the expense for the valuation of the stock options for -58 million euros.

In 2004, share-based compensation was -399 million euros and included:

-	the State offering reserved for the current and former employees of the France Télécom group following the State’s sale of 10.9% of the capital stock of France Télécom S.A. on September 7,2004, a charge of -247 million euros (see Note 27 to the consolidated financial statements);

-	the PagesJaunes group offering reserved for France Télécom group employees following the PagesJaunes group flotation in July 2004, representing an expense of -16 million euros (see Note 27 to the consolidated financial statements);

-	and the charge representing the valuation of stock options for -136 million euros.

2.2.3 DEPRECIATION AND AMORTIZATION

In 2005, depreciation and amortization was -7,034 million euros, while in 2004, this item amounted to -7,990 million euros on an historical basis and -7,849 million euros on a comparable basis. Thus, this item was down 12.0% on an historical basis and 10.4% on a comparable basis between the two periods.

On an historical basis, the decline of 956 million euros in depreciation and amortization charges between 2004 and 2005 reflects:

-

the positive impact of the review of useful life of non-current assets. For the closing of the Group’s consolidated financial statements for the year ending December 31, 2005 in accordance with IFRS, a Group-wide project to review the useful life of non-current assets was completed. The principal impacts in 2005 of this review conducted in the Group were an extension of the useful life

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

of certain types of non-current assets and a decrease in depreciation and amortization (see Note 2 to the consolidated financial statements). The impact of the transition from data on an historical basis to data on a comparable basis for 2004 was a positive 290 million euros;

-	and the negative impact of currency fluctuations, related primarily to the Polish zloty, which amounted to -135 million euros, and of changes in the scope of consolidation for -14 million euros.

On a comparable basis, depreciation and amortization dropped by 815 million euros between 2004 and 2005, reflecting:

-	the end of the depreciation of a considerable number of non-current assets within the HCS France sub-segment;

-	the significant decline in capital expenditures in tangible and intangible assets excluding licenses before 2004 for the entire Group;

-	the end of the amortization of several of the Group’s subscriber bases (Orange UK, TP S.A., Equant, OCH);

-	and the impact of the impairment of Equant tangible and intangible non-current assets booked in 2004 (see section “2.2.5 Impairment of non-current assets” and Notes 7, 13 and 14 to the consolidated financial statements).

2.2.4 IMPAIRMENT OF GOODWILL

Impairment of goodwill totaled -11 million euros in 2005, down from -534 million euros in 2004 (see Note 7 to the consolidated financial statements).

In 2005, impairment of goodwill in the amount of -11 million euros was booked for Wirtualna Polska. On September 8, 2005, TP group acquired 19.5% of Wirtualna Polska for 55 million euros in cash, raising its stake from 80.5% to 100% (see Notes 4 and 33 to the consolidated financial statements). The goodwill on this transaction in the amount of -22 million euros at December 31, 2005, was depreciated in the amount of -11 million euros.

In 2004, impairment on Equant goodwill was recorded in the amount of -534 million euros. The reduction in revenues generated and the risks linked to the persistence of a difficult economic and competitive environment, as seen in first half 2004, led to a revision of the outlook for the company.

2.2.5 IMPAIRMENT OF NON-CURRENT ASSETS

The impairment of non-current assets, net of reversal of provisions, amounted to -568 million euros in 2005, compared with -179 million euros in 2004 (see Note 7 to the consolidated financial statements).

In 2005, a charge of -568 million euros was recognized for impairment of non-current assets, and included a depreciation of -345 million euros for the Amena brand and a depreciation of -191 million euros on the Equant brand following the decision to replace those brands with the Orange brand as part of the “NExT” plan (see section 1.4.1. “The NExT (New Experience in Telecommunications) plan”.

In 2004, impairment of non-current assets in the amount of -179 million euros was recognized, primarily reflecting:

-	depreciation on Equant tangible and intangible non-current assets in the amount of -184 million euros as a result of the second-half deterioration (compared with the first half of 2004) in the short and medium-term outlook for Equant (see Notes 13 and 14 to the consolidated financial statements);

-	depreciation of the assets held in the Ivory Coast in the amount of -37 million euros;

-	depreciation of the assets of TP group in the amount of -33 million euros;

-	and a reversal of provisions for -95 million euros on the assets of France Télécom España.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

2.2.6 GAINS (LOSSES) ON DISPOSAL OF ASSETS

In 2005, asset disposals resulted in a gain of 1,475 million euros, up from 922 million euros in 2004 (see Notes 4 and 8 to the consolidated financial statements). In 2005, gains from asset disposals essentially reflects gains of 1,476 million euros on the sale of equity interests, which primarily include:

-	the disposal on February 10, 2005, of an 8% interest in PagesJaunes group for 440.5 million euros in an accelerated placement offering with institutional investors. Following this operation, France Télécom S.A.’s interest in the PagesJaunes group came to 54%. This disposal generated 386 million euros in pre-tax income;

-	the disposal on January 27, 2005, of the entire stake in Tower Participations SAS, the company holding TDF, representing 36.2% of the capital for a total of 400 million euros, in accordance with the agreement dated November 8, 2004. This operation represented a pre-tax gain of 377 million euros (see Notes 15 and 32 to the consolidated financial statements);

-	the sale announced on May 2, 2005, of almost the entire stake in MobilCom AG (27.3%) for 265 million euros. At the end of this transaction, France Télécom holds a residual interest of 1% in MobilCom AG. The pre-tax income from this transaction totaled 265 million euros (see Notes 15, 16 and 33 to the consolidated financial statements);

-	the delivery of shares of STMicroelectronics stock to redeem bonds exchangeable for STMicroelectronics shares. Following the France Télécom issue on August 6, 2002 of bonds exchangeable for shares of STMicroelectronics N.V., France Télécom amortized all bonds still outstanding on August 6, 2005 (maturity date) by the delivery on August 11, 2005 of STMicroelectronics shares, based on an exchange ratio of 1.25 STMicroelectronics share per bond, pursuant to the terms of the bonds. At the end of this operation, France Télécom no longer held any STMicroelectronics shares. The value of the securities delivered was 366 million euros, and the pre-tax income from this transaction totaled 162 million euros (see Notes 15, 21 and 31 to the consolidated financial statements);

-	the sale on November 15, 2005, of the minority interests of 20.18% held in Optimus (3rd largest mobile operator in Portugal), and 43.33% in Novis (fixed telephony) and Clix (Internet), to their parent company Sonaecom, in exchange for 23.7% of the capital of Sonaecom. The securities exchange was valued at 250 million euros on the basis of the market price on the date of the transaction, and the pre-tax gain on this sale was 113 million euros (see Notes 15, 31 and 32 to the consolidated financial statements);

-	the recognition of previous deferred gain on the sale of Eutelsat in 2003 for 74 million euros (see Notes 15 and 32 to the consolidated financial statements);

-	the disposal on January 28, 2005 of the entire stake in Intelsat, representing 5.4% of the capital, for a total of 115 million euros. This operation is in line with the definitive implementation of the merger between Intelsat and Holding Zeus, as announced by Intelsat on January 28, 2005. This disposal generated 51 million euros in pre-tax net income (see Note 16 to the consolidated financial statements);

-	the disposal on March 31, 2005, following the announcement of the operation on December 22, 2004, of France Télécom Câble (FTC) and the cable networks owned by the France Télécom group and operated by France Télécom Câble (FTC) or NC Numéricâble, a subsidiary of the Canal+ group, for a total of 311 million euros (net amount of a shareholders’ loan of 37 million euros granted by France Télécom to Ypso Holding). This operation formed part of the joint sale by France Télécom, the Canal+ group and TDF of their cable network activities to the Ypso consortium. In addition, France Télécom and Canal+ group each hold 20% in Ypso for a non-significant amount. The pre-tax income from this transaction totaled 18 million euros (see Notes 32 and 35 to the consolidated financial statements);

-

and the intra-group sale of the 34% interest held in PTK Centertel. On November 4, 2005, TP S.A. acquired 34% of PTK Centertel from FT Mobiles International (FTMI), a wholly-owned subsidiary of France Télécom, raising its stake in PTK Centertel to 100%. France Télécom’s stake in PTK

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Centertel dropped from 65.3% at December 31, 2004 to 47.5% at December 31, 2005. This transaction is an internal reclassification of shares consolidated within the France Télécom group. It allows TP group to deploy its integrated operator strategy, while increasing its capital and maintaining the flexibility needed for its future distribution policy.

In 2005, income from asset disposals also included a gain from the sale of tangible and intangible assets in the amount of 43 million euros and a positive dilution impact of 4 million euros.

In 2004, the gain on asset disposals was 922 million euros, essentially representing a gain on the sale of equity interests in the amount of 667 million euros for the following:

-	the indirect sale by France Télécom on December 3, 2004, of the entire stake in STMicroelectronics available on that date, i.e. 3.3% of the capital, for 472 million euros. The pre-tax gain amounted to 249 million euros;

-	the July 2004 flotation of 36.9% of PagesJaunes Group for 1,443 million euros. The sale income booked was limited to the difference between the percentage of PagesJaunes stock offered and the percentage of PagesJaunes stock acquired via the acquisition of the minority interests of Wanadoo (29.1% excluding dilution), and amounted to 199 million euros net of costs;

-	Equant’s sale, pursuant to the agreement signed on October 21, 2004, of its 49% interest in Radianz, an equity associate, for 89 million euros, which generated a pre-tax gain of 73 million euros;

-	the sale of the third and final block of unconsolidated shares of Pramindo Ikat (30% of the shares delivered in September 2002, 15% in September 2003 and, finally, 55% in March 2004), which generated a pre-tax gain of 57 million euros in 2004;

-	the sale by Orange on October 11, 2004, of 100% of its operations in Denmark performed through Orange A/S for 610 million euros. The pre-tax gain totaled 38 million euros;

-	France Télécom’s sale on June 15, 2004, of its unconsolidated 27% stake in Suez-Lyonnaise Télécom (Noos) to Suez for the price of one euro. This stake was valued at zero in the France Télécom accounts at January 1, 2004;

-	the sale by Orange, which was finalized on September 29, 2004, of 39% of the BITCO shares at the price of 1 Thai baht, reducing Orange’s interest in BITCO from 49% to 10%;

-	and other stock sales for a total amount of 51 million euros.

In 2004, the gain from asset disposals also included positive dilution impact in the amount of 51 million euros, a gain of 46 million euros from the sale of tangible and intangible non-current assets, and other items for a total of 158 million euros, primarily related to the liquidation of companies, including the reversal of a 61 million euro provision for Telinvest.

2.2.7 RESTRUCTURING COSTS

In 2005, restructuring costs net of restructuring provision reversals totaled -454 million euros, compared with -181 million euros in 2004 (see Note 9 to the consolidated financial statements), chiefly concerning:

-	the early retirement plan for -182 million euros, and the contributions to the Works’ Council for the early retirement plan in the amount of -83 million euros (see Notes 2, 28 and 32 to the consolidated financial statements);

-	restructuring plans totaling -137 million euros, which includes -60 million euros for Equant, -15 million euros for Côte d’Ivoire Télécom, -4 million euros for France Télécom España, -2 million euros for TP group and -1 million euros for Orange and its subsidiaries;

-	and the costs for civil service secondment in the amount of -52 million euros (see Note 32 to the consolidated financial statements).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

In 2004, restructuring costs, net of provision reversals, represented -181 million euros, and included the following:

-	restructuring plans in the amount of -156 million euros, including -34 million euros for TP group, -28 million euros for Equant, -26 million euros for France Télécom España and -16 million euros for Orange and its subsidiaries;

-	costs for transfers to the public sector totaling -25 million euros.

2.2.8 SHARE OF PROFITS (LOSSES) OF ASSOCIATES

In 2005, the share of profits from associates consolidated by the equity method was a gain of 20 million euros, including 44 million euros for BlueBirds (see Note 15 to the consolidated financial statements), compared with a gain of 30 million euros in 2004, composed primarily of the 26 million euro share in the net income of STMicroelectronics.

2.2.9 OPERATING INCOME

France Télécom recorded operating income of 11,284 million euros in 2005, up 21.2% from 9,312 million euros in 2004. This 1,972 million euros increase reflects the improved GOM plus the combined effect of the drop in depreciation and amortization, the increase in gains from asset disposals, and a decline in impairment of goodwill between the two periods, and was partially offset by the increase in the impairment on non-current assets and restructuring costs.

2.3 FROM THE GROUP OPERATING INCOME TO NET INCOME

The following table presents the breakdown from the France Télécom S.A. operating income to net income for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Operating income	11,284	9,312

Net interest expense	(3,045)	(3,621)
Foreign exchange gain (loss)	(147)	144
Discounting expense	(164)	(148)
Finance costs, net	(3,356)	(3,625)

Income tax	(1,568)	(2,477)
Consolidated net income after tax	6,360	3,210

Minority interests	(651)	(193)
Net income attributable to France Telecom S.A. equity holders	5,709	3,017

2.3.1 FINANCE COSTS, NET

The finance costs, net totaled -3,356 million euros in 2005, an improvement of 269 million euros over 2004 (-3,625 million euros). This improvement is the result of lower net interest expenses, i.e. a gain of 576 million euros between 2004 and 2005, partially offset by the deterioration in foreign exchange loss (-291 million euros) and by an increase in the discounting effect (-16 million euros) between the two periods (see Note 10 to the consolidated financial statements).

France Télécom’s policy is not to engage in speculative transactions when using financial derivatives instruments (see section 4.3.5 “Exposure to market and financial instrument risks” and Note 24 to the consolidated financial statements).

■	Net interest expense

Net interest expense totaled -3,045 million euros in 2005 compared with -3,621 million euros the previous year, representing an improvement of 576 million euros between the two periods. The change in France Télécom’s net financial debt is described in section 4.3.1 “Change in net financial debt “.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

This improvement primarily reflects the combined impact of the decline in the average net financial debt outstanding, which was 8.2 billion euros between the two periods, and the reduction in the weighted average cost of the net financial debt, which dropped from 6.79% in 2004 to 6.46% in 2005 (for details on the calculation of the weighted average cost of net financial debt, see section 4.3.2.2 “Weighted average cost of net financial debt”).

The principal reasons for the decline in net financial interest between 2004 and 2005 were:

-	the average amount of outstanding net financial debt fell 8.2 billion euros in 2005 from 2004, contributing approximately 553 million euros to the reduction in net interest expense;

-	the improved rating for France Télécom in February and March 2004, then again in February and June 2005, had a positive impact through the 11.3 billion euros outstanding (excluding the perpetual bonds redeemable for shares – “TDIRA”) containing step ups, contributing approximately 73 million euros to the decline in net financial expense;

-	the decline in the change in the fair value of the commitments to purchase minority interests, which represented a non-monetary finance charge of -19 million euros in 2005, compared with a non-monetary finance charge of -69 million euros in 2004, thereby contributing 50 million euros to the drop in net financial expense between the two periods;

-	the renegotiation of the 10 billion euro syndicated line of credit on June 22, 2004 allowed prepayment of the origination fees for this line in the amount of 35 million euros in 2004, fees that did not exist in 2005;

-	the amortization difference on the cash-flow hedge payments between 2004 and 2005 contributed 32 million euros to the decline in net interest expense between the two periods (non-monetary impact);

-	lower interest rates on the new bonds issued in 2005 compared with the interest rate on loans maturing over the same period saved approximately 15 million euros in net financial interest in 2005.

Conversely, the following elements had a negative impact on net interest expense in 2005:

-	the restructuring of the contract for the sale of the tax loss carry back receivables for fiscal year 2001 led to an extraordinary non-monetary financial charge of 147 million euros corresponding to the end of the installments for pre-paid financial interest (see Note 31 to the consolidated financial statements);

-	the purchase of perpetual bonds redeemable for shares – (“TDIRA”) for -50 million euros.

■	Foreign exchange gains (losses)

In 2005, this item was a loss of -147 million euros versus a gain of 144 million euros in 2004. This foreign exchange result comes from the revaluation of the open currency borrowing positions.

In 2005, the foreign exchange loss recorded for France Télécom S.A. was -119 million euros, primarily due to the following: (i) the appreciation of the US Dollar against the euro, generating an exchange loss of -62 million euros on a relatively stable open borrowing position; (ii) a loss of -32 million euros on the pound sterling following the Group’s decision in 2005 to cover UK operations economically; and (iii) a loss of -12 million euros due to the appreciation of the Polish zloty against the euro. In addition, Orange Romania contributed -27 million euros to the Group’s foreign exchange loss in 2005.

In 2004, the foreign exchange gain of 144 million euros was generated by the appreciation of the Polish zloty against the euro (96 million euro gain for TP group) and by Orange Dominicana (gain of 56 million euros), primarily because of the implementation in the second half of 2004 of a hyperinflationist treatment. The currency loss recorded on the Polish zloty was offset by the currency gain realized on the US dollar and the pound sterling in the foreign exchange gains for France Télécom S.A.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Discounting expense

The discounting effect represented a total of -164 million euros in 2005, compared with -148 million euros the previous year (see Notes 26 and 28 to the consolidated financial statements).

2.3.2 INCOME TAX

The income tax charge in 2005 came to -1,568 million euros, compared with -2,477 million euros the previous year.

The following table shows the breakdown of income tax for the tax consolidation group and for the other subsidiaries of the France Télécom group for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
France Telecom S.A. tax group	(1,245)	(1,808)
Current taxes	–	(70)
Deferred taxes	(1,245)	(1,738)

United Kingdom tax group	33	(102)
Current taxes	(2)	(189)
Deferred taxes	35	87

Amena tax group	131	–
Current taxes	–	–
Deferred taxes	131	–

PagesJaunes S.A. tax group(1)	(147)	(148)
Current taxes	(149)	(150)
Deferred taxes	2	2

TP Group(2)	(94)	(114)
Current taxes	(163)	(71)
Deferred taxes	69	(43)

Other subsidiaries	(246)	(305)
Current taxes(3)	(376)	(375)
Deferred taxes	130	70

Tax benefit /charge	(1,568)	(2,477)
Current taxes	(690)	(855)
Deferred taxes	(878)	(1,622)
(1)	Tax group formed at January 1, 2005.
(2)	TP Group is not eligible for the tax consolidation regime.
(3)	At December 31, 2005, includes: Mobistar for -124 million euros, Orange Romania for -61 million euros, Orange Côte d’Ivoire for -39 million euros, ECMS for -27 million euros, Orange Slovensko for -32 million euros and Orange Cameroon for -27 million euros.
Includes in 2004: Mobistar for -106 million euros, Orange Romania for -63 million euros, ECMS for -54 million euros, Orange Côte d’Ivoire for -32 million euros, Orange Slovensko for -25 million euros and Orange Cameroon for -21 millions euros.

As of December 31, 2005, the France Télécom S.A. tax consolidation group included:

-	the Orange entities in France which, prior to the public exchange offer, belonged to the former Orange S.A. tax consolidation group. These entities, which are now over 95% held by France Télécom S.A. have joined the tax consolidation group in accordance with their option rights;

-	and the entities of the former Wanadoo S.A. tax consolidation group (excluding PagesJaunes S.A. and its French subsidiaries) insofar as the effective date of the merger between France Télécom S.A. and Wanadoo S.A. is retroactive to January 1, 2004.

France Télécom S.A. and about ten of its direct or indirect subsidiaries, including the PagesJaunes sub-group, have been the subject of a tax audit by the French tax administration since January 2006.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

In 2005, the deferred tax charge of the France Télécom S.A. tax consolidation group consisted primarily of the following:

-	the use of tax loss carryforwards for -1,811 million euros, including -1,012 million euros for the former Orange S.A. tax consolidation group;

-	and the recognition of deferred tax assets over the period in the amount of 778 million euros because of a reappraisal of their recoverability.

In 2004, the deferred tax charge of the France Télécom S.A. tax consolidation group consisted primarily of the following:

-	the use of tax loss carryforwards in the amount of -1,308 million euros, -1,056 million euros of which was from the former Orange S.A. tax consolidation group;

-	the recognition of deferred tax assets of 272 million euros over the period;

-	the elimination of tax loss carryforwards of Wanadoo S.A. and Wanadoo France for -309 million euros;

-	and the effects of the change in the income tax rate in France in the amount of -230 million euros.

2.3.3 NET INCOME

Net income for the France Télécom consolidated group amounted to 6,360 million euros in 2005, compared with 3,210 million euros in 2004.

The increase in minority interests between 2004 -193 million euros and 2005 -651 million euros primarily reflects the acquisition of the Equant minority interests, the sale of 44.9% of the PagesJaunes Group in 2004 and 2005, and the improved net incomes for certain companies of the France Télécom group and the optimization of its asset portfolio.

Finally, the net income attributable to France Télécom S.A. equity holders rose from 3,017 million euros in 2004 to 5,709 million euros in 2005.

2.4 GROUP CAPITAL EXPENDITURES

2.4.1 CAPITAL EXPENDITURES

The following table presents the France Télécom group’s capital expenditures for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
CAPEX	6,045	5,384	5,134	12.3%	17.7%
CAPEX / Revenues	12.3%	11.3%	11.1%

GSM / UMTS licenses	97	7	7	ns	ns

Financial investments(1)	7,603	–	4,937	–	54.0%
(1)	See definition in section 5.5 “Glossary”.

2.4.1.1 Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX) rose to 6,045 million euros in 2005, compared with 5,134 million in 2004 on an historical basis, an increase of 17.7%. This increase includes the positive effect of exchange rate fluctuations (89 million euros) on CAPEX, as well as changes in the scope of consolidation and other changes (161 million euros) on tangible and intangible assets excluding licenses. On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses rose 12.3% between the two periods.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table shows capital expenditures on tangible and intangible assets excluding licenses by business segment for the France Télécom group for the years ended December 31, 2005 and 2004 (see Note 3 to the consolidated financial statements).

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
CAPEX		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Personal Communication Services (PCS)	3,130	2,889	2,695	8.3%	16.2%
Home Communication Services (HCS)	2,537	2,103	2,051	20.6%	23.7%
Enterprise Communication Services (ECS)	370	386	388	(3.9)%	(4.2)%
Directories	12	6	8	84.2%	50.0%
Eliminations	(4)	–	(8)	–	50.0%

Total Group	6,045	5,384	5,134	12.3%	17.7%

The following table presents a breakdown of capital expenditures on tangible and intangible assets excluding licenses by item for the France Télécom group for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
CAPEX		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Mobile networks (excluding licenses)	2,206	2,099	1,490	5.1%	48.1%
Fixed-line networks	1,438	1,286	1,282	11.8%	12.2%
IT and customer service platforms	1,506	1,363	1,491	10.5%	1.0%
Other	895	636	871	40.7%	2.8%
- of which, Livebox	179	38	–	ns	–

Total Group	6,045	5,384	5,134	12.3%	17.7%

In 2005, network investments in wireless networks (excluding licenses) and in fixed-line networks rose by 5.1% and 11.8% respectively from 2004 on a comparable basis, driven primarily by the following:

-	the increase in expenditures on 2nd and 3rd generation wireless networks, reflecting the extension of the 2nd generation network and investments in EDGE technology within the high-growth mobile subsidiaries in the Rest of the World (Switzerland, Belgium, Romania, and Slovakia) and the continued rapid deployment of mobile broadband using UMTS technology within the PCS United Kingdom sub-segment;

-	and the development of the broadband networks due to the increase in broadband usages and the growth in the number of broadband customers in France, Spain and the United Kingdom, primarily the rise in ADSL expenditures.

The sharp rise in expenditures on IT systems and customer service platforms reflects the development of the “Voice over IP” technology and value-added services (content offers, such as music and television) within the fixed-line and wireless businesses in France and abroad.

The increase in other capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses between 2005 and 2004 on a comparable basis is due primarily to the increase in the following items:

-	expenditures on terminals, driven by the success of the Livebox and MaLigne TV offer;

-	and expenditures on the program to relocate and renovate the France Télécom stores.

See also section 1.3.2.1 “Results of the TOP program for the 2004-2005 period under IFRS”,

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

2.4.1.2 GSM and UMTS licenses

In 2005, acquisitions of mobile licenses totaled 97 million euros. These expenditures were primarily related to the acquisition of additional GSM frequencies by ECMS in Egypt for 64 million euros and the acquisition of a UMTS license by Orange Romania for 28 million euros.

In 2004, an extension of the GSM license obtained by the Orange subsidiary in the Dominican Republic for 7 million euros was the only mobile license acquisition for the year.

2.4.1.3 Financial investments

Financial investments (see the definition in section 5.5 “Glossary”) include the acquisition of securities and businesses, net of the cash acquired, and investments in companies accounted for by the equity method.

The main acquisitions are described in Note 4 to the consolidated financial statements.

In 2005, the cash flows allocated to financial investments totaled 7,603 million euros, primarily for the following transactions:

-	the acquisition of nearly 80% of the Spanish wireless operator Amena for 6,038 million euros, net of the cash acquired;

Under the terms of an agreement signed on July 29, 2005 with the Auna shareholders, on November 8, 2005, France Télécom acquired 79.4% of the Auna stock for 6.4 billion euros in cash. This company holds 97.9% of Retevision Movil S.A., a wireless operator that markets under the “Amena” brand name. This transaction enhanced France Télécom’s integrated operator strategy in Europe, and positioned it to launch convergent offers based on fixed-line and wireless broadband in an additional key European market.

In 2006, France Télécom intends to merge Auna, Retevision Movil S.A. and France Télécom España (which incorporates the Group’s fixed and Internet activities in Spain under the Wanadoo brand).

-	the acquisition of all the minority interests in Equant for 590 million euros;

On February 10, 2005, France Télécom announced that it had signed a firm agreement with Equant N.V. to acquire all of Equant’s assets and liabilities, its 54.1% subsidiary specializing in global communication services for multinational corporations, for a total of 590 million euros (including 12 million euros in acquisition costs) for the share not already held. The sale of the assets was concluded on May 25, 2005 for 578 million euros and Equant N.V. was wound up on December 31, 2005.

France Télécom believes that this operation will give it the opportunity to ramp up the implementation of its integrated operator strategy in the business services market and will represent a long-term response to the structural challenges facing Equant as an independent entity;

-	the acquisition of all minority interests in Orange Slovensko for 502 million euros. On November 9, 2005, France Télécom acquired 36.1% of Orange Slovensko for 502 million euros in cash from a group of minority shareholders, increasing its stake from 63.9% to 100.0%;

-	the partial acquisition of minority interests in Orange Romania for 404 million euros. On April 13, 2005, France Télécom acquired 23.5% of Orange Romania for 404 million euros in cash from a group of minority shareholders, increasing its stake from 73.3% to 96.8%;

-	the acquisition of all minority interests in Wirtualna Polska for 55 million euros. On September 8, 2005, TP Group acquired 19.5% of Wirtualna Polska for 55 million euros in cash, raising its stake from 80.5% to 100.0% (see section 2.2.4 “Impairment of goodwill” and Note 33 to the consolidated financial statements);

-	the acquisition of all minority interests in Orange Dominicana for 30 million euros. On September 8, 2005, France Télécom acquired 14.0% of Orange Dominicana for 30 million euros in cash from a group of minority shareholders, increasing its stake from 86.0% to 100.0%;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	the acquisition of Sonaecom securities through a share exchange. On November 15, 2005, France Télécom exchange its minority interests in Portugal-based Optimus, Novis and Clix against shares in their parent company Sonaecom, via a capital increase reserved for France Télécom. At the end of this operation, France Télécom held 23.7% of this company’s capital (see section 2.2.6 “Income from asset disposals” and Note 31 to the consolidated financial statements). The restructuring of France Télécom’s shareholding structure within the Sonaecom Group and the implementation of this strategic partnership will enable Sonaecom to further strengthen its integrated operator policy and benefit from France Télécom’s experience in this sector.

In 2004, cash flows used in financing activities represented 4,937 million euros and mainly concerned the following transactions:

-	the acquisition of all minority interests in Wanadoo S.A. for 2,373 million euros. This transaction was completed in two phases with (i) the partial acquisition of the minority interests in Wanadoo S.A. following the mixed public tender offer (a portion in cash) completed in May 2004 for 1,820 million euros (including 15 million euros in acquisition costs), which raised France Télécom’s stake in Wanadoo S.A. at the end of this offer (which included a share exchange) to 95.9%, and (ii) the acquisition of the remaining minority interests in Wanadoo S.A. for 553 million euros following the public tender offer followed by a compulsory purchase procedure on July 26, 2004. At the end of this offer, France Télécom S.A. held 100% of Wanadoo S.A. On September 1, 2004, France Télécom merged with and absorbed Wanadoo S.A.;

-	the payment for the Equant CVR’s (contingent value rights certificates) in the amount of 2,015 million euros;

-	the acquisition of all minority interests in Orange S.A. for 469 million euros, corresponding to 1.0% of the capital in order to hold 100%, after the finalization of the compulsory purchase, thus completing the transactions initiated in October and November 2003 with the public exchange offers, then the public tender offer.

2.4.2 INVESTMENT COMMITMENTS

Investment commitments are described in Note 32 to the consolidated financial statements.

2.4.3 INVESTMENT PROJECTS

Future investment programs are targeted on investments similar to those made in previous years. In 2006, the France Télécom group has set an objective for the ratio of capital expenditures excluding licenses to revenues of approximately 13%.

■	Mobile broadband

In mobile coverage, Orange continued its strong mobilization and support to the State and local communities within the “White Zones” project for areas not yet served by mobile telephony. This vast program is the result of an unprecedented cooperative effort between public and private players to expand GSM wireless telephony to 99% of the population under a policy to equip the country by the end of 2007. By the end of the program, nearly 3,000 additional communities will be covered, which represents over 2,000 sites opened throughout France with local roaming (a single operator installs the telecom antennas and equipment and welcomes the customers of the other two operators on its network) or by pooling infrastructures (one infrastructure is shared by several operators; each operator on the site installs its own telecom antennas and equipment which service its customers), thus guaranteeing accessibility to the service whichever operator is selected.

In addition, by combining EDGE and UMTS technologies, Orange is taking a new step in its wireless broadband strategy. Between 2005 and 2006, Orange will have invested over 200 million euros to upgrade its entire GSM network to EDGE. For Orange, these efforts generated one million customers for its wireless broadband offers based on the EDGE and UMTS technologies by the end of 2005, six months ahead of projections. By the end of 2006, Orange is projecting that about 2.5 million customers will be using its wireless broadband services through its complementary EDGE, 3G and WiFi networks.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Internet broadband

France Télécom expects to spend over 3 billion euros between 2005 and 2007 to expand and optimize its network, including one billion euros to deploy broadband networks in France. This effort, combined with strong participation from local partners, is contributing to the deployment of the broadband network throughout France and, at the end of 2005, the Group had provided eligibility for ADSL lines to 96% of the population. Now the leading European operator in number of ADSL lines, France Télécom expects, in close collaboration with local partners, to equip 100% of its connection points and make 98% of its lines in France eligible for ADSL by the end of 2006. At the same time, France Télécom has made a commitment to develop alternative solutions like the wired or satellite Pack-Surf WiFi for zones not yet served by ADSL.

With its commitment to the deployment of broadband access and the expansion of usages, and its extensive European coverage, France Télécom continues to implement its integrated operator strategy within the “NExT” program, with the goal of becoming the benchmark in new telecommunications services in Europe (see section 1.4.1. “The NExT program (New Experience in Telecommunications)”.

3. Analysis of operating income and capital expenditures on tangible and intangible assets by business segment

In order to reflect the changes in the Group and the structure of its operations based on its different businesses, as of January 1, 2005, France Télécom defined the following four business segments: “Personal Communication Services” (PCS), “Home Communication Services” (HCS), “Enterprise Communication Services” (ECS) and “Directories”.

The tables below show the breakdown of the principal operational aggregates by segment. The data published for financial years 2005 and 2004 reflect the new segmentation.

(millions of euros)				Year ended December 31, 2005
	PCS	HCS	ECS	Directories	Eliminations & unallocated items	Group Total
Revenues	23,535	22,534	7,785	1,061	(5,877)	49,038
external	22,576	17,986	7,428	1,048	–	49,038
inter-segment	959	4,548	357	13	(5,877)	–

GOM	8,471	7,538	1,949	463	(5)	18,416

Employee profit-sharing	(75)	(253)	(21)	(33)	–	(382)
Share-based compensation	(45)	(92)	(21)	(20)	–	(178)
Depreciation and amortization	(3,436)	(3,116)	(477)	(10)	5	(7,034)
Impairment of goodwill	–	(11)	–	–	–	(11)
Impairment of non-current assets	(363)	(14)	(191)	–	–	(568)
Gains (losses) from asset disposals	–	–	–	–	–	1,475
Restructuring costs	(1)	(380)	(73)	–	–	(454)
Share of profits (losses) of associates	(15)	35	–	–	–	20

Operating income						11,284
allocated by business segment	4,536	3,707	1,166	400	–	9,809
not allocable	–	–	–	–	1,475	1,475

CAPEX	3,130	2,537	370	12	(4)	6,045
UMTS / GSM licenses	97	–	–	–	–	97

GOM – CAPEX	5,341	5,001	1,579	451	(1)	12,371

Average number of employees (full-time equivalent)	35,080	139,886	16,809	4,677	–	196,452

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

(in millions of euros)				Year ended December 31, 2004
Comparable basis(1) (unaudited)	PCS	HCS	ECS	Directories	Eliminations & unallocated items	Group Total
Revenues	21,913	22,800	8,227	1,001	(6,100)	47,841
external	20,841	18,161	7,851	988	–	47,841
inter-segment	1,072	4,639	376	13	(6,100)	–

GOM	8,225	7,602	2,024	413	–	18,264

Employee profit-sharing	–	–	–	–	–	–
Share-based compensation	–	–	–	–	–	–
Depreciation and amortization	(3,394)	(3,789)	(656)	(10)	–	(7,849)
Impairment of goodwill	–	–	–	–	–	–
Impairment of non-current assets	–	–	–	–	–	–
Gains (losses) from asset disposals	–	–	–	–	–	–
Restructuring costs	–	–	–	–	–	–
Share of profits (losses) of associates	–	–	–	–	–	–

Operating income	–	–	–	–	–	–
allocated by business segment	–	–	–	–	–	–
not allocable	–	–	–	–	–	–

CAPEX	2,889	2,103	386	6	–	5,384
UMTS / GSM licenses	7	–	–	–	–	7

GOM – CAPEX	5,336	5,499	1,638	407	–	12,880

Average number of employees (full-time equivalent)	34,137	148,566	17,024	4,464	–	204,191
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

(in millions of euros)				Year ended December 31, 2004
Historical basis	PCS	HCS	ECS	Directories	Eliminations & unallocated items	Group Total
Revenues	20,564	22,440	8,235	978	(6,059)	46,158
external	19,521	17,814	7,858	965	–	46,158
inter-segment	1,043	4,626	377	13	(6,059)	–

GOM	8,076	7,401	2,039	407		17,923

Employee profit-sharing	(72)	(156)	(22)	(30)	–	(280)
Share-based compensation	(124)	(212)	(38)	(25)	–	(399)
Depreciation and amortization	(3,388)	(3,935)	(657)	(10)	–	(7,990)
Impairment of goodwill	–	–	(534)	–	–	(534)
Impairment of non-current assets	(5)	10	(184)	–	–	(179)
Gains (losses) from asset disposals	–	–	–	–	–	922
Restructuring costs	(15)	(134)	(32)	–	–	(181)
Share of profits (losses) of associates	–	17	12	1	–	30

Operating income						9,312
allocated by business segment	4,472	2,991	584	343	–	8,390
not allocable	–	–	–	–	922	922

CAPEX	2,695	2,051	388	8	(8)	5,134
UMTS / GSM licenses	7	–	–	–	–	7

GOM – CAPEX	5,381	5,350	1,651	399	8	12,789

Average number of employees (full-time equivalent)	34,197	148,336	17,014	4,233	–	203,780

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.1 PERSONAL COMMUNICATION SERVICES (PCS)

The “Personal Communication Services” segment (PCS) includes mobile telephone services in France, the United Kingdom, Spain, Poland, and the rest of the world.

The Personal Communication Services segment consists of five sub-segments:

-	the PCS France sub-segment, which includes the subsidiaries Orange in metropolitan France, Orange Caraïbes and Orange Réunion;

-	the PCS United Kingdom sub-segment, with the Orange subsidiary in the United Kingdom;

-	the PCS Spain sub-segment, with the subsidiary Amena;

-	the PCS Poland subsidiary, with the subsidiary PTK Centertel;

-	the “Rest of the World,” which includes the international subsidiaries outside of the United Kingdom, Spain and Poland; i.e. Belgium, the Netherlands, Switzerland, Romania, Slovakia, Egypt, Moldavia, the Dominican Republic, Cameroon, Botswana, Madagascar, Ivory Coast, Senegal, Mali and Jordan. The Rest of the World sub-segment also includes the Orange minority interests in Austria and Portugal.

3.1.1 FROM REVENUES TO GROSS OPERATING MARGIN AND CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS FOR PERSONAL COMMUNICATION SERVICES (PCS)

The following table analyzes the principal operating data for Personal Communication Services (PCS) for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	23,535	21,913	20,564	7.4%	14.4%

GOM	8,471	8,225	8,076	3.0%	4.9%
GOM / Revenues	36.0%	37.5%	39.3%

CAPEX	3,130	2,889	2,695	8.3%	16.2%
CAPEX / Revenues	13.3%	13.2%	13.1%
UMTS / GSM licenses	97	7	7	ns	ns

GOM – CAPEX	5,341	5,336	5,381	0.1%	(0.7)%

Average number of employees (full-time equivalent)	35,080	34,137	34,197	2.8%	2.6%

Total number of subscribers(1) (thousands)	84,315	72,590	62,671	16.2%	34.5%
(1)	At the end of the period, including the number of customers for the Spanish wireless operator Amena in 2005 and 2004 on a comparable basis (see section 3.1.1.3 “Personal Communication Services Spain (PCS Spain)”).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table shows for 2004 the principal restatements related to the transition from data on an historical basis to data on a comparable basis for the Personal Communication Services (PCS) segment.

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on historical basis at December 31, 2004	20,564	8,076	(3,388)	2,695	5,381	34,197

Changes in scope of consolidation	387	137	(17)	159	(22)	(60)
Other changes(1)	832	(40)	31	–	(40)	–
Foreign exchange fluctuations(2)	130	52	(20)	35	17	–

Data on comparable basis at December 31, 2004	21,913	8,225	(3,394)	2,889	5,336	34,137
(1)	Impact primarily of the termination of the “Bill & Keep” mechanism as of January 1, 2005, effective on a comparable basis as of January 1, 2004 (See section 1.2.1.2 “Data on a comparable basis”).
On depreciation and amortization: positive impact of 31 million euros from the review of useful life of non-current assets performed at the closing of the Group’s consolidated accounts for the year ended December 31, 2005 under IFRS. (See section 1.2.1.2 “Data on a comparable basis and Note 2 to the consolidated financial statements).
(2)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

The impacts generated by the transition from data on an historical basis to data on a comparable basis primarily come from:

-	termination of the “Bill & Keep” mechanism as of January 1, 2005, effective January 1, 2004 on a comparable basis (see section 3.1.1.1.2 “Revenues of PCS France”);

-	the acquisition of the Spanish wireless operator Amena on November 8, 2005, effective November 1, 2004 on a comparable basis;

-	the sale of Orange Denmark on October 11, 2004, effective January 1, 2004 on a comparable basis;

-	currency fluctuations, primarily on the Polish zloty, pound sterling and Egyptian pound;

-	and the full consolidation of the Sonatel Mobiles and Ikatel from July 1, 2005, effective July 1, 2004 in the data on a comparable basis (see section 1.2.1.2 “Data on a comparable basis”).

The following table shows for 2004 the foreign exchange fluctuations included in the transition from data on an historical basis to data on a comparable basis for the Personal Communication Services (PCS) segment.

(millions of euros)	Transition from data on an hisorical basis to data on a comparable basis (unaudited)
		Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX
Polish zloty	PLN	155	58	(22)	28	30
Pound sterling	GBP	(46)	(14)	12	(5)	(9)
Egyptian pound	EGP	31	15	(4)	4	11
Other currencies		(10)	(7)	(6)	8	(15)

Foreign exchange fluctuations(1)		130	52	(20)	35	17
(1)	Impact of exchange rate fluctuations between the average exchange rate in 2004 and the average exchange rate in 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.1.1.1 Personal Communication Services France (PCS France)

3.1.1.1.1 Operating data for PCS France

The following table sets forth the key operating data for PCS France for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	9,773	9,217	8,365	6.0%	16.8%

GOM	3,636	3,702	3,682	(1.8)%	(1.2)%
GOM / Revenues	37.2%	40.2%	44.0%

CAPEX	968	1,093	1,048	(11.4)%	(7.7)%
CAPEX / Revenues	9.9%	11.9%	12.5%
UMTS / GSM licenses	–	–	–	–	–

GOM – CAPEX	2,669	2,610	2,633	2.3%	1.3%

Average number of employees (full-time equivalent)	7,043	7,006	7,038	0.5%	0.1%

Total number of subscribers(1) (thousands)	22,430	21,241	21,241	5.6%	5.6%
Number of contract customers(1) (thousands)	13,855	12,876	12,876	7.6%	7.6%
Number of prepaid customers(1) (thousands)	8,575	8,365	8,365	2.5%	2.5%

ARPU(2) (in €)	424	428	387	(0.9)%	9.7%
AUPU(2) (in minutes)	175	168	168	4.2%	4.2%
(1)	End of period.
(2)	See definition in section 5.5 “Glossary”.

3.1.1.1.2 Revenues for PCS France

On an historical basis, revenues for the PCS France sub-segment grew by 16.8% in 2005. This growth was driven by the positive impact induced by the end of the “Bill & Keep” mechanism as of January 1, 2005. In fact, until December 31, 2004, invoicing between wireless operators was performed under the “Bill & Keep” system.

“Bill & Keep” was the method under which the mobile operator billed the caller for the entire amount of an outgoing call to another mobile subscriber (the called party), without paying back a share of the payment for access to the terminal of the other operator’s mobile network. The end of this mechanism on January 1, 2005 resulted in an increase in revenues for the PCS France sub-segment and the payment of fees to operators in an amount slightly greater than revenues. Thus, to be comparable with the data for 2005, the data on a comparable basis for 2004 take into account the end of the “Bill & Keep” mechanism.

On a comparable basis, revenues rose 6.0% during 2005.

This growth was primarily related to the 4.0% increase in network revenues (see definition in section 5.5 “Glossary”), generated by the substantial jump in the number of customers (5.6%, to total over 22.4 million customers as of December 31, 2005), including more than 1 million broadband customers recruited during the first year of marketing, and by the growth in equipment revenues (see definition in section 5.5 “Glossary”).

This improvement was the result of the following factors:

-	the increase in equipment revenues generated by the decrease in the value of the loyalty point for the “Change Your Mobile Program” (handset upgrade loyalty program), representing a positive impact of 80 million euros;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	the effect of the increase in the number of contract subscribers (0.98 million customers acquired between December 31, 2004 and December 31, 2005), for whom the ARPU (see definition in section 5.5 “Glossary”) is more than three times higher than that of prepaid customers. Contract customers represented 61.8% of the total number of customers at December 31, 2005 compared with 60.6% one year earlier);

-	and the positive trend in average usage per user (AUPU) (see definition in section 5.5 “Glossary”), which rose 4.2%, and the growth in non-voice services as a percentage of revenues (see definition in section 5.5 “Glossary”), which now represent 14.0% of the network’s revenues, compared with 12.7% at December 31, 2004 on a comparable basis.

Overall, ARPU was negatively impacted by a decrease of approximately 16.3% in the price of calls made from fixed line networks to mobile phones on January 1, 2005.

3.1.1.1.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS France

■	Gross operating margin

Overall, operating expenses included in the GOM increased from -4,684 million euros in 2004 to -6,136 million euros in 2005, an increase of 31.0% on an historical basis. This increase is primarily due to the end of the “Bill & Keep” mechanism on January 1, 2005, which resulted in higher service fees and inter-operator costs in 2005 than in 2004. On a comparable basis, operating expenses totaled -5,515 million euros in 2004 compared with -6,136 million euros in 2005, an increase of 11.3%. This change was driven by: (i) an increase in IT expenses, (ii) the payment of the fine levied by the Competition Council on three wireless operators in France, including -256 million euros for Orange France (see Note 33 to the consolidated financial statements), and (iii) the increase in costs resulting from business growth (primarily service fees and inter-operator costs and network expenses), which offset the savings achieved on general expenses.

The acquisition costs (see definition in section 5.5 “Glossary”) of the PCS France sub-segment rose 5.8% between 2004 and 2005 on an historical basis and 6.6% on a comparable basis. Customer retention costs (see definition in section 5.5 “Glossary”) declined 23.1% on an historical basis and 19.9% on a comparable basis because of the reduction in the value of the loyalty point for the Change Your Mobile Program, partially offset by the increase in other retention costs required to retain customers in a more competitive environment.

Acquisition and customer retention costs as a percentage of revenues dropped from 11.6% in 2004 on an historical basis (10.3% on a comparable basis) to 9.3% in 2005.

The GOM for the PCS France sub-segment dropped 1.2% on an historical basis from 3,682 million euros in 2004 to 3,636 million euros in 2005. On a comparable basis, this decline was 1.8%. Excluding the fine of –256 million euros levied against Orange France by the Competition Council, the GOM would have been 3,892 million euros in 2005, representing a ratio of GOM to revenues of 39.8%, compared with 44.0% in 2004 on an historical basis and 40.2% on a comparable basis.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

Excluding GSM and UMTS licenses, capital expenditures on tangible and intangible assets for PCS France declined 7.7% to total 968 million euros in 2005, compared with 1,048 million euros in 2004 on an historical basis. On a comparable basis, this decline of 11.4% primarily reflects the decrease in 2005 in capital expenditures for deployment of the UMTS network (most of the investments were made in 2004), which offset the increase in capital expenditures to expand the existing second generation network in areas that had only slight coverage or were not covered by Orange in France and EDGE technology.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.1.1.2 Personal Communication Services United Kingdom (PCS UK)

3.1.1.2.1 Operating data for PCS UK

The following table sets forth the main operating indicators for PCS UK for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical	comparable basis (unaudited)	historical basis
Revenues	5,832	5,786	5,833	0.8%	(0.0)%

GOM	1,651	1,859	1,843	(11.2)%	(10.4)%
GOM / Revenues	28.3%	32.1%	31.6%

CAPEX	582	579	573	0.5%	1.5%
CAPEX / Revenues	10.0%	10.0%	9.8%
UMTS / GSM licenses	–	–	–	–	–

GOM – CAPEX	1,069	1,280	1,270	(16.5)%	(15.8)%

Average number of employees (full-time equivalent)	11,929	11,941	11,941	(0.1)%	(0.1)%

Total number of subscribers(1) (thousands)	14,858	14,221	14,221	4.5%	4.5%
Number of contract subscribers(1) (thousands)	4,978	4,707	4,707	5.8%	5.8%
Number of prepaid customers(1) (thousands)	9,880	9,514	9,514	3.8%	3.8%

ARPU(2) (in £)	263	274	274	(4.0)%	(4.0)%
AUPU(2) (in minutes)	144	144	144	–	–
(1)	End of period.
(2)	See definition in section 5.5 “Glossary”.

3.1.1.2.2 Revenues for PCS UK

On an historical basis, revenues for PCS United Kingdom remained stable, totaling 5,832 million euros in 2005. This change reflects the negative impact of foreign exchange fluctuations in the pound sterling, which offset the underlying growth of the business of PCS United Kingdom.

On a comparable basis, the growth in revenues in the PCS UK sub-segment was 0.8%. Revenues excluding equipment rose 0.4%, while equipment revenues surged 9.8%.

PCS United Kingdom recorded growth of 4.5% in the total number of customers between December 31, 2004 and December 31, 2005 (more than 0.6 million net additions over the period) to over 14.8 million active customers at December 31, 2005, up from 14.2 million the year before, driven by the growth in the number of contract customers (0.271 additional customers between the two periods).

The total number of customers rose between December 31, 2004 and December 31, 2005. However, the 0.4% change in revenues excluding equipment revenues was generated by:

-	the impact of the reduction in the price of mobile call termination rates introduced on September 1, 2004. On June 1, 2004, the Office of Communications (Ofcom), the regulatory authority for telecommunications in the United Kingdom, published its decision requiring Orange United Kingdom, T-Mobile, O2 and Vodafone to lower their mobile call termination rates. These mobile operators must ensure that their termination rates do not exceed the average rate of 6.31 pence per minute (for Orange and T-Mobile) and 5.63 pence per minute (for O2 and Vodafone) from September 1, 2004 through to March 31, 2006. Excluding this rate reduction, growth in revenues excluding equipment would have been 4.9% rather than 0.4%;

-	and a tougher competitive environment that impacted the ARPU (primarily because of the decline in Voice ARPU) for prepaid customers, which totaled 109 pounds sterling at December 31, 2005, compared with 123 pounds sterling one year earlier.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

These declines were only partially offset by the 11.6% growth in revenues from non-voice services, driven by the rise in the use of multimedia messages (MMS) and data services, primarily by contract customers.

In addition, the rise in equipment revenues is related to the 11.0% growth in the number of migrations from prepaid offers to postpaid or upgrade offers and the 14.6% growth in the number of new customers, which generally offset the 3.3% drop in the average sale price for a mobile handset. The impact of this decline is reflected in the hike in acquisition and customer retention costs (see section below).

3.1.1.2.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS UK

■	Gross operating margin

En 2005, the increase in acquisition costs for the PCS United Kingdom sub-segment was 27.9% on an historical basis and 29.0% on a comparable basis because of higher average commissions to distributors and the number of sales agreements. The average acquisition cost per new customer rose from 95.3 pounds sterling in 2004 to 107.2 pounds sterling in 2005, because of the 17.3% jump in the average acquisition cost of contract customers, which offset the decline in this cost for prepaid customers (-6.8%).

Customer retention costs, aimed at maintaining the number of clients in a competitive market, increased by 9.7% on an historical basis and by 10.5% on a comparable basis. This change was generated by an increase in the number of migrations from prepaid offers to postpaid or upgrade offers. The average customer retention cost per migrated customer dropped 0.4% to 154.4 pounds sterling in 2005, and reflects the lower cost for prepaid offers, partially offset by the increase in this cost for contract customers.

Thus, acquisition and retention costs as a percentage of revenues rose, from 18.1% in 2004 on an historical basis and 21.9% on a comparable basis in 2005.

The churn rate (see definition in section 5.5”Glossary”) was up 1.5 points (25.4% at December 31, 2004 compared to 26.9% at December 31, 2005), reflecting an increase of 1.7 points in prepay churn (30.5% at December 31, 2004 versus 32.2% at December 31, 2005) and a virtually unchanged contract churn (23.9% at December 31, 2004 compared to 23.8% at December 31, 2005).

Operating expenses for the PCS UK sub-segment totaled -4,180 million euros during 2005, compared with -3,989 million euros in 2004, an increase of 4.8% on an historical basis (6.5% on a comparable basis).

GOM for the PCS UK sub-segment decreased by 10.4% on an historical basis. On a comparable basis, GOM dropped 11.2% to reach 1,651 million euros in 2005, down from 1,859 million euros in 2004. On this same comparable basis, the ratio of GOM to revenues was 28.3% in 2005, down from 32.1% in 2004.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

On an historical basis, capital expenditures on tangible and intangible assets excluding UMTS and GSM licenses fell by 1.5% to 582 million euros in 2005.

On a comparable basis, capital expenditures rose 0.5%, reflecting the increase in capital expenditures related to 3rd generation mobile equipment and infrastructures (UMTS), which offset the decline in capital expenditures excluding mobile networks, particularly IT expenses.

3.1.1.3 Personal Communication Services Spain (PCS Spain)

Following the acquisition of the Spanish wireless operator Amena in November 2005 (see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements), this company, which forms the PCS Spain sub-segment, was fully consolidated over the last two months of 2005. Therefore, for the operating data shown in the table below, the 2004 data on a comparable basis also covers the last two months of 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

For information, for the twelve months of 2005, revenues for PCS Spain amounted to 3,212 million euros, the GOM was 1,005 million euros and capital expenditures on tangible and intangible assets excluding licenses represented 552 million euros.

3.1.1.3.1 Operating data for PCS Spain

The following table shows the principal operating data for the PCS Spain sub-segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	536	496	–	8.0%	–

GOM	109	116	–	(6.2)%	–
GOM / Revenues	20.2%	23.3%

CAPEX	133	119	–	11.3%	–
CAPEX / Revenues	24.8%	24.1%
UMTS / GSM licenses	–	–	–	–	–

GOM – CAPEX	(24)	(4)	–	ns	–

Average number of employees (full-time equivalent)	368	368	–	–	–

Total number of subscribers(1) (thousands)	10,301	9,275	–	11.1%	–
Number of contract customers(1) (thousands)	4,997	4,271	–	17.0%	–
Number of prepaid customers(1) (thousands)	5,304	5,004	–	6.0%	–

ARPU(2) (in €)	301	–	–	–	–
AUPU(2) (in minutes)	120	106	–	13.2%	–
(1)	End of period.
(2)	See definition in section 5.5 “Glossary”.

3.1.1.3.2 Revenues for PCS Spain

On a comparable basis, revenues for the PCS Spain sub-segment rose 8.0% during the last two months of 2005 to total 536 million euros.

This growth was generated by the 11.1% jump in the number of customers (a total number of 10.3 million at December 31, 2005) which generally offset the negative impact of 14 million euros related to the decline in the price of call terminations on wireless networks.

This improvement in network revenues was driven by:

-	the impact of the growing number of contract customers (205 thousand customers acquired in the last two months of 2005), on which the ARPU is 3 times higher than for prepaid customers (481 euros for contracts, compared with 131 euros for prepaid offers). In addition, contract customers represented 48.5% of the total number of customers at December 31, 2005, up from 46.0% one year earlier;

-	and the improvement in the AUPU, which rose 13.2% (120 minutes in 2005 compared with 106 minutes in 2004 on a comparable basis).

3.1.1.3.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS Spain

■	Gross operating margin

Acquisition and retention costs for PCS Spain rose 29.7% on a comparable basis over the last two months of 2005. This movement primarily reflects the increase in new customers over the period.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Customer acquisition and retention costs as a percentage of revenues rose from 20.7% for the last two months of 2004 to 24,9% for the last two months of 2005. The churn rate for contract customers declined to 21.5% for 2005, compared to 24.0% for 2004. The total churn rate also dropped between the two periods (23.8% for 2005 compared with 25.8% for 2004).

Generally, operating expenses included in the GOM rose 12.3% on a comparable basis, up from -381 million euros in 2004 (last two months of the year) to -428 million euros in 2005 (last two months of the year).

The GOM for PCS Spain dropped 6.2% on a comparable basis to 109 million euros in 2005, down from 116 million euros in 2004. This change was primarily driven by the negative impact of 10 million euros because of lower call termination prices on wireless networks.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

Capital expenditures excluding GSM and UMTS licenses on a comparable basis climbed 11.3% to reach 133 million euros over the last two months of 2005. This change is the result of the continued deployment of the third generation network (UMTS) and the expansion of the existing network in areas that had been only slightly covered or were not covered by Amena in Spain.

3.1.1.4 Personal Communication Services Poland (PCS Poland)

3.1.1.4.1 Operating data for PCS Poland

The following table shows the principal operating data for the PCS Poland sub-segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	1,598	1,402	1,247	13.9%	28.1%

GOM	604	522	464	15.8%	30.2%
GOM / Revenues	37.8%	37.2%	37.2%

CAPEX	309	249	222	24.1%	39.5%
CAPEX / Revenues	19.4%	17.8%	17.8%
UMTS / GSM licenses	–	–	–	–	–

GOM – CAPEX	295	273	242	8.2%	21.7%

Average number of employees (full-time equivalent)	3,121	2,743	2,743	13.8%	13.8%

Total number of subscribers(1) (thousands)	9,919	7,440	7,440	33.3%	33.3%
Number of contract customers(1) (thousands)	4,035	3,234	3,234	24.8%	24.8%
Number of prepaid customers(1) (thousands)	5,884	4,207	4,207	39.9%	39.9%

(1)	End of period.

3.1.1.4.2 Revenues for PCS Poland

On an historical basis, revenues for the PCS Poland sub-segment rose 28.1% to total 1,598 million euros in 2005. This growth reflects the impact of 155 million euros related to the favorable change in the average exchange rate of the Polish zloty between 2004 and 2005.

On a comparable basis, the revenue growth of 13.9% was generated primarily by the rapid rise in the number of PTK Centertel subscribers: as of December 31, 2005, there were over 9.9 million, or an increase of about 33% compared to December 31, 2004.

The growth of the mobile market in Poland (29.2 million mobile customers at December 31, 2005 against 23.1 million the previous year) was mainly due to the growth in the number of prepaid

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

customers (in the first half of 2005 these represented 59.3% of total net additions against 56.5% for the previous year). The market penetration rate rose from 60.3% at December 31, 2004 to 76.7% at December 31, 2005.

In addition, PTK Centertel continues to hold a leading position in terms of net additions (40.3% at December 31, 2005) and to enhance its market share for all offers combined and for each type of offer. Accordingly:

-	overall market share was 33.9% at December 31, 2005, or 1.7 points higher than the previous year;

-	the post-paid market share totaled 35.6% at December 31, 2005, compared with 33.7% at December 31, 2004;

-	and the market share for prepaid offers rose from 31.2% at December 31, 2004 to 32.9% to December 31, 2005.

The combined effect of the PTK Centertel offers rebranding to Orange on September 15, 2005 and the launch of new innovative wireless services and offers allowed PTK Centertel to maintain its leadership position in contract customers. Thus, PTK Centertel’s market share for additional contract customers acquired over the period was 45.8% at December 31, 2005.

3.1.1.4.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS Poland

■	Gross operating margin

The GOM for PCS Poland surged from 464 million euros in 2004 on an historical basis and 522 million euros on a comparable basis to 604 million euros in 2005, representing growth of 30.2% on an historical basis and 15.8% on a comparable basis.

On a comparable basis, this growth was due to the increase in revenues, largely offsetting the 12.9% rise in operating expenses. This change was generally the result of the 41.6% increase in service fees and inter-operator costs generated by (i) the growth in interconnection traffic, (ii) the rise in roaming expenses, and (iii) the increase in the number of SMS.

As a result GOM as a percentage of revenues rose from 37.2%, on an historical basis and comparable basis in 2004 to 37.8% in 2005.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

On an historical basis, capital expenditures excluding GSM and UMTS licenses rose 39.5% to total 309 million euros in 2005.

Over the same period, capital expenditures rose 24.1% on a comparable basis, primarily reflecting higher expenditures for the deployment of the EDGE and UMTS technologies on the networks and the extension of the 2nd generation network coverage. The ratio of Capex excluding GSM and UMTS licenses to revenues was 19.4% in 2005 compared with 17.8% in 2004 (on an historical and comparable basis).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.1.1.5 Personal Communication Services Rest of World (PCS Rest of world)

3.1.1.5.1 Operating data for PCS Rest of world

The following table shows the principal operating data for the PCS Rest of World sub-segment for the periods ended December 31, 2005 and 2004.

(million of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	5,991	5,170	5,290	15.9%	13.3%

GOM	2,471	2,026	1,980	22.0%	24.8%
GOM / Revenues	41.2%	39.2%	37.4%

CAPEX	1,138	848	815	34.1%	39.6%
CAPEX / Revenues	19.0%	16.4%	15.4%
UMTS / GSM licenses	97	7	7	ns	ns

GOM – CAPEX	1,333	1,177	1,165	13.2%	14.4%

Average number of employees (full-time equivalent)	12,044	11,409	11,804	5.6%	2.0%

Total number of subscribers(1) (thousands)	26,807	20,413	19,768	31.3%	35.6%
(1)	End of period.

3.1.1.5.2 PCS Rest of World Revenues

Revenues for the PCS Rest of World sub-segment rose 13.3% on an historical basis to total 5,991 million euros in 2005. This change includes the negative impact of 132 million euros resulting from changes in the scope of consolidation and other changes, which were partially offset by the favorable impact of foreign exchange fluctuations, primarily on the Egyptian pound (an increase of 21 million euros). The changes in the scope of consolidation included:

-	the sale of Orange Denmark on October 11, 2004, effective January 1, 2004 on a comparable basis;

-	the full consolidation of Sonatel Mobiles and Ikatel from July 1, 2005, effective July 1, 2004 on a comparable basis (see section 1.2.1.2 “Data on a comparable basis”);

-	and the inclusion in the scope of consolidation of entities controlled or under the significant influence of the international subsidiary Getesa on January 1, 2005, effective January 1, 2004 on a comparable basis.

On a comparable basis, revenues grew 15.9%, driven by the total increase of 31.3% in the number of active customers and by the dynamic growth in the subsidiaries, particularly in Romania, Belgium, Egypt, Slovakia, Switzerland and the Netherlands.

Revenues in Belgium, totaled 1,453 million euros in 2005, up from 1,345 million euros in 2004, an increase of 8.0% (on both an historical and comparable basis). The ARPU was 456 euros at December 31, 2005. The number of Mobistar customers grew 2.4% to total 2.9 million customers at December 31, 2005.

In Switzerland, revenues grew 5.0% on an historical basis (5.8% on a comparable basis) reaching 876 million euros in 2005. ARPU was 696 euros at December 31, 2005. The number of Orange Switzerland customers rose 9.8%, totaling 1.2 million customers at December 31, 2005.

In Romania, revenues grew 39.1% on an historical basis (39.2% on a comparable basis), reaching 870 million euros in 2005. ARPU was 144 euros at December 31, 2005. The number of Orange Romania customers rose 38.2%, to total 6.8 million customers at December 31, 2005.

In the Netherlands, revenues grew 8.3%, on both an historical and comparable basis, reaching 635 million euros in 2005. ARPU was 295 euros at December 31, 2005. The number of Orange Nederland customers rose 12.5%, reaching 1.9 million customers at December 31, 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

In Slovakia, revenues grew 15.7%, on an historical basis (11.5% on a comparable basis), reaching 556 million euros in 2005. ARPU was 218 euros at December 31, 2005. The number of Orange Slovensko customers rose 6.7%, reaching 2.5 million customers at December 31, 2005.

In Egypt, revenues grew 25.3% on a historical basis (16.9% on a comparable basis) reaching 539 million euros in 2005. ARPU totaled 137 euros at December 31, 2005. The number of ECMS customers (consolidated at 71.25% as of December 31, 2005) rose 66.7%, to total 4.8 million customers at December 31, 2005.

Other subsidiaries include Orange Ivory Coast, Orange Dominicana, Orange Cameroon, Sonatel Mobiles in Senegal, Mobilecom in Jordan, Voxtel in Moldova, Ikatel in Mali, Orange Madagascar, Orange Botswana and Cell Plus in Mauritius. These subsidiaries recorded revenue growth of 8.5% on an historical basis and 28.6% on a comparable basis to total 1,063 million euros in 2005. The total number of customers for all these companies surged by 68.6% on an historical basis and 44.9% on a comparable basis, representing a total of more than 6.6 million customers as of December 31, 2005.

3.1.1.5.3 Gross operating margin and capital expenditures on tangible and intangible assets excluding licenses for PCS Rest of World

■	Gross operating margin

On an historical basis, the operating expenses for the PCS Rest of world sub-segment increased 6.7% on an historical basis, reaching -3,521 million euros in 2005.

On a comparable basis, expenses were up 12.0% because of the increase in operating expenses, excluding labour expenses (wages and employee benefit expenses), principally in Belgium, Romania, and Switzerland and in the growing subsidiaries in the Dominican Republic and Egypt. The increases reflected the following items:

-	service fees and interoperator costs, up 14.1% due to the growth of mobile traffic;

-	commercial expenses up 12.1%, due to the increase in the number of customers, primarily in Switzerland, the Dominican Republic, Romania and the African subsidiaries;

-	real estate expenses.

The GOM for PCS Rest of World rose 24.8% on an historical basis to total 2,471 million euros in 2005, compared with 1,980 million euros in 2004. On a comparable basis, the GOM was up 22.0%. The ratio of GOM to revenues equaled 41.2% in 2005, compared with 37.4% in 2004 on an historical basis and 39.2% on a comparable basis.

■	Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses

Investments in tangible and intangible assets excluding GSM and UMTS licenses totaled 1,138 million euros for 2005, against 815 million euros for 2004, representing a 39.6% increase between the two periods on an historical basis (34.1% on a comparable basis). The expenditures were made to deploy EDGE and UMTS technologies on the networks (particularly in Switzerland, Belgium, Romania and Slovakia) and to extend the 2nd generation network.

■	GSM and UMTS licenses

In 2005, expenditures to acquire mobile licenses represented 97 million euros. They were made to acquire additional GSM frequencies, by ECMS in Egypt for 64 million euros, and the acquisition of a 3rd generation license (UMTS technology) by Orange Romania for 28 million euros.

In 2004, an extension of the GSM license obtained by the Orange subsidiary in the Dominican Republic for 7 million euros (historical basis) was the only mobile license acquisition for the period.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.1.2 FROM GROSS OPERATING MARGIN TO OPERATING INCOME FOR PERSONAL COMMUNICATION SERVICES (PCS)

The table below shows, for the years ended December 31, 2005 and 2004, the progression from GOM to operating income and details the total operating expenses included between the GOM and operating income in the PCS segment.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
GOM	8,471	8,225	8,076	3.0%	4.9%

Employee profit-sharing	(75)	–	(72)	–	4.2%
Share-based compensation	(45)	–	(124)	–	(63.7)%
Depreciation and amortization	(3,436)	(3,394)	(3,388)	1.2%	1.4%
Impairment of goodwill	–	–	–	–	–
Impairment of non-current assets	(363)	–	(5)	–	ns
Gains (losses) from asset disposals	–	–	–	–	–
Restructuring costs	(1)	–	(15)	–	(93.3)%
Share of profits (losses) of associates	(15)	–	–	–	–

Operating income	4,536	–	4,472	–	1.4%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

3.1.2.1 Depreciation and amortization for PCS

On an historical basis, depreciation and amortization increased 1.4%, reaching -3,436 million euros in 2005.

On a comparable basis, amortization and deprecation rose from -3,394 million euros in 2004 to -3,436 million euros in 2005. This change reflects the increase in depreciation and amortization within the PCS France sug-segment related to the substantial capital expenditures made in 2004 (primarily in EDGE and UMTS technologies), and in the PCS Spain sub-segment because of the start of amortization of the Amena customer base in 2005. This offset the decline in depreciation and amortization within PCS United Kingdom due to the end of the amortization of the Orange UK subscriber base.

3.1.2.2 Other operating expenses included between GOM and operating income for PCS

Other operating expenses included between the GOM and operating income are described, for the Group, in section 2.2 “From Group gross operating margin to operating income”.

3.1.2.3 Operating income for PCS

Operating income for the Personal Communication Services business segment totaled 4,536 million euros for 2005, compared with 4,472 million euros in 2004, on an historical basis. This 64 million euros increase between the two periods was generated by the combined impact of the growth in the GOM and the decrease in share-based compensation (-45 million euros in 2005 compared with -124 million euros in 2004), which largely offset depreciation and amortization and the impairment of non-current assets (-363 million euros in 2005 compared with -5 million euros in 2004).

3.2 Home Communication Services (HCS)

The “Home Communication Services” segment (HCS) is composed of fixed telecommunications services (fixed telephony, Internet services, operator services) and the distribution activities and shared functions provided to the other segments of the France Télécom group.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Home Communication Services is composed of three sub-segments:

-	the HCS France sub-segment;

-	the HCS Poland sub-segment, consisting primarily of the subsidiary TP S.A.;

-	and the Rest of the world sub-segment, composed of the international subsidiaries outside Poland, primarily, Spain, Senegal, Ivory Coast, Mauritius and Jordan for fixed services, and Wanadoo Spain, Wanadoo United Kingdom and Wanadoo Netherlands for the Internet and ADSL broadband business.

3.2.1 FROM REVENUES TO GROSS OPERATING MARGIN AND CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS FOR HOME COMMUNICATION SERVICES (HCS)

The following table provides the principal operating data for the Home Communication Services (HCS) segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	22,534	22,800	22,440	(1.2)%	0.4%

GOM	7,538	7,602	7,401	(0.8)%	1.9%
GOM / Revenues	33.5%	33.3%	33.0%

CAPEX	2,537	2,103	2,051	20.6%	23.7%
CAPEX / Revenues	11.3%	9.2%	9.1%

GOM – CAPEX	5,001	5,499	5,350	(9.1)%	(6.6)%

Average number of employees (full-time equivalent)	139,886	148,566	148,335	(5.8)%	(5.7)%

The following table shows for 2004 the main restatements made for the transition from data on an historical basis to data on a comparable basis for the Home Communication Services (HCS) segment.

(millions of euros)	Transition from data on historical basis to data on comparable basis (unaudited)
	Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on historical basis at December 31, 2004	22,440	7,401	(3,935)	2,051	5,350	148,335

Changes in scope of consolidation	(4)	21	4	(2)	23	313
Other changes(1)	(2)	5	259	(2)	7	(82)
Foreign exchange fluctuations(2)	366	175	(117)	56	119	–

Data on comparable basis at December 31, 2004	22,800	7,602	(3,789)	2,103	5,499	148,566
(1)	On depreciation and amortization: Impact of the review of useful life of non-current assets, conducted as part of preparing the Group’s consolidated financial statements for the year ended December 31, 2005 under IFRS. (See section below and Note 2 to the consolidated financial statements).
(2)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

The principal changes in the scope of consolidation and other changes included in the transition from data on an historical basis to data on a comparable basis for the Home Communication Services (HCS) segment are:

-

the review of useful life of non-current assets. In order to prepare the Group’s consolidated financial statements for the year ending December 31, 2005 in accordance with IFRS, a Group-wide project to review the useful life of non-current assets was completed. The principal

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

impacts in 2005 of this Group-wide review were an extension of the useful life of certain categories of non-current assets and a decrease in depreciation and amortization (see Note 2 to the consolidated financial statements);

-	sale of France Télécom Câble (FTC) on March 31, 2005, effective April 1, 2004 on a comparable basis;

-	the full consolidation of the Sonatel company from July 1, 2005, effective July 1, 2004 in the data on a comparable basis (see section 1.2.1.2 “Data on a comparable basis”);

-	and the inclusion in the scope of consolidation of the entities controlled or under the significant influence of the international subsidiaries Wanadoo Jordan and Télécom Vanuatu Ltd on January 1, 2005, effective on January 1, 2004 in the data on a comparable basis, and of the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd on November 1, 2005, effective on November 1, 2004 in the data on a comparable basis. The consolidation of the entities controlled or under significant influence is the result of the application of the IFRS.

The following table shows, for 2004, the foreign exchange fluctuations included in the transition from data on an historical basis to data on a comparable basis for Home Communication Services (HCS).

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
		Revenues	GOM	Depreciation & amortization	CAPEX	GOM - CAPEX
Polish zloty	PLN	373	177	(118)	59	118
Pound sterling	GBP	(3)	–	–	–	–
Other currencies		(4)	(2)	1	(3)	1

Foreign exchange fluctuations(1)		366	175	(117)	56	119
(1)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

3.2.1.1 Home Communication Services France (HCS France)

3.2.1.1.1 Operating data for HCS France

The following table shows the principal operating data for the HCS France sub-segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	17,718	17,914	18,002	(1.1)%	(1.6)%

GOM	5,920	5,748	5,763	3.0%	2.7%
GOM / Revenues	33.4%	32.1%	32.0%

CAPEX	1,805	1,383	1,403	30.5%	28.7%
CAPEX / Revenues	10.2%	7.7%	7.8%

GOM – CAPEX	4,114	4,365	4,360	(5.7)%	(5.6)%

Average number of employees (full-time equivalent)	101,593	106,677	107,076	(4.8)%	(5.1)%

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.2.1.1.2 Revenues for HCS France

The following table shows the revenues, by product line, of the HCS France sub-segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Consumer services	9,677	9,776	9,886	(1.0)%	(2.1)%
Carrier services	5,504	5,591	5,577	(1.6)%	(1.3)%
Other HCS in France	2,537	2,547	2,539	(0.4)%	(0.1)%

HCS France revenues	17,718	17,914	18,002	(1.1)%	(1.6)%

■	Revenues for HCS France

The following table shows revenues and the principal business indicators for Consumer Services in the HCS France sub-segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Subscription fees	4,173	4,007	4,007	4.2%	4.2%
Calling services	3,106	3,580	3,580	(13.2)%	(13.2)%
Online and Internet access services	1,534	1,293	1,293	18.6%	18.6%
Sub-total Consumer fixed-line services	8,813	8,880	8,880	(0.8)%	(0.8)%
Other Consumer services	864	896	1,006	(3.5)%	(14.1)%

Revenues for Consumer Services	9,677	9,776	9,886	(1.0)%	(2.1)%

Number of Consumer telephone lines(1) (millions)	26.9	–	27.5	–	(2.0)%

“Voice” telephone traffic of Consumer subscribers(2) (billions of minutes)	49.0	–	53.9	–	(9.2)%

Number of rate offers subscribed (call packages and rate plans(3) (millions)	11.6	–	10.7	–	8.7%

Packages as % of total customers (3) and (4)	46.8%	–	42.5%	–	–

Number of Consumer subscribers to ADSL broadband uses(5) (millions)	4.5	–	2.9	–	52.3%

Number of subscribers to Multiservice offers (thousands):
Number of leased “Livebox”(5)	1,559		234	–	ns
Number of subscribers to “Voice over IP” services(5)	830	–	150	–	ns
Number of subscribers to ADSL TV offers(5)	200	–	69	–	189.8%
(1)	End of period. This figure includes standard analog lines (except for full unbundled lines) and Numéris channels (ISDN), each basic access Numéris channel being accounted for as two lines. The number of Consumer market Numéris channels totaled 1,073 million as of December 31, 2005 versus 1,099 million as of December 31, 2004, or an annual decrease of 2.4%.
(2)	Excluding “Voice over IP” traffic.
(3)	End of period, including “Voice over IP” service offerings.
(4)	The packages rate is defined as the ratio between the number of contracted rate offers and the number of active customers.
(5)	End of period.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Consumer Fixed-line Services include Consumer Subscription Fees, Consumer Calling Services and Online and Internet Access Services. Revenues for Consumer fixed-line services dropped 0.8% in 2005 from the previous year on an historical basis and a comparable basis. The ARPU (see definition in section 5.5 “Glossary”) for Consumer fixed-line services remained stable at 27.0 euros in 2005 compared with 26.9 euros in 2004. The effect of the rapid growth in ADSL broadband services and the impact of the rate increase for basic telephone subscription fees on March 3, 2005, more than offset the drop in revenues for Consumer Calling Services.

¡	Consumer subscription fees

The 4.2% increase in revenues of Consumer Subscription Fees (on an historical and comparable basis) is primarily due to the impact of the 7.6% increase in the home telephone subscription which took effect on March 3, 2005. Added to this is the regular increase in revenues from rate options and services in addition to the basic subscription. These favorable effects were partially offset by the impact of the 2.0% drop in the number of phone lines related to the development of full unbundling, the revenues from which are accounted for under Carrier services.

¡	Consumer calling services

In 2005, Consumer calling services revenues declined 13.2% (on an historical and comparable basis). This was due to:

-	the impact of the cuts in the price of calls to mobile phones (made in March 2004 for Bouygues Télécom and in January 2005 for calls to all Orange, SFR and Bouygues Télécom mobiles), and the rate reductions applied to the general rates simultaneously with the increase in the subscription fee rate on March 3, 2005;

-	the decline in the total switched telephone traffic market (measured to the inter-connection), which intensified in the fourth quarter of 2005 under the effect of the growth in “Voice over IP” services”;

-	and market share losses in switched network (RTC) telephone calls. However, these losses were lower than those recorded the previous year because of the success of the new line of rate offers (the “Atout” line) launched on August 24, 2005, which includes unlimited call packages.

The packages rate (ratio between the number of rate offers subscribed and the number of active customers) improved substantially, particularly in the second half of 2005, and was 46.8% at December 31, 2005, up from 42.5% at December 31, 2004. The 4.3 point improvement over a year was generated by the growth in ADSL “Voice over IP” services and the success of the “Atout” line for the switch network (RTC).

¡	Consumer Online and Internet Access Services

The 18.6% jump in revenues for Consumer online and Internet Access Services (on both an historical and comparable basis) was driven by the rapid growth in ADSL broadband services, which was partially offset by rate cuts. There were 4.458 million Consumer subscribers for ADSL broadband usages at December 31, 2005, up from 2.927 million customers one year earlier, an increase of 52.3% in one year.

The growth in high-speed ADSL access was supplemented by:

-	the number of leased Livebox gateways, which totaled 1.559 million at December 31, 2005 compared with 0.234 million one year earlier;

-	the “Voice over IP” offer, which is sold in the form of an option in addition to broadband Internet subscription, had 830,000 customers at December 31, 2005 compared with 150,000 at December 31, 2004;

-	ADSL television, which also grew rapidly, with 199,591 customers at December 31, 2005 compared with 68,880 one year earlier;

-	and the application services that supplement basic services, particularly the anti-virus and anti-spam security offers, which also expanded rapidly.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The impact of the development of broadband ADSL uses was partially offset by:

-	the continued decline in the number of low-speed Internet customers as they migrated to ADSL broadband. There were 1.510 million low-speed customers at December 31, 2005, down from 2.069 million a year earlier;

-	and the downward trend for revenues from the Télétel kiosque.

¡	Other Consumer services

The 14.1% drop in revenues for “Other Consumer services” on an historical basis largely reflects the impact of the sale of France Télécom Câble (FTC) on March 31, 2005. On a comparable basis, the decline in revenues for Other Consumer Services was 3.5%. It was related to the 24.8% drop in public phone traffic and card services and the downward trend in the telephone leasing activity, with the number of leased terminals (excluding Livebox gateways) falling by 19.1% in one year. These negative results were partially offset by the strong growth in revenues from portals and content services (online advertising on the Wanadoo portals). Revenues from the sale of terminals remained stable overall: the growth in sales of DECT terminals driven by the rapid growth of “Voice over IP” services offset the erosion of sales prices.

■	Revenues for carrier services

Carrier services include: (i) Domestic Carrier Services, consisting of interconnection in France with other domestic operators, wholesaling of ADSL access to third-party ISPs, data services to operators, and services linked to unbundled telephone lines, and (ii) Other Carrier services, which include services provided to international operators (call termination for incoming international traffic and transit services). They also include satellite services, the laying and maintenance of underwater cables, network management and engineering services.

The following table shows revenues and the principal business indicators for Carrier Services in the HCS France sub-segment, for periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Domestic carrier services	2,675	2,516	2,516	6.3%	6.3%
Other carrier services	2,829	3,075	3,061	(8.0)%	(7.6)%

Carrier service revenues	5,504	5,591	5,577	(1.6)%	(1.3)%

Domestic interconnection “voice” traffic (billions of minutes)	54.8	–	48.6	–	12.8%

Internet interconnection traffic (billions of minutes)	17.5	–	27.2	–	(35.7)%

Incoming international traffic (billions of minutes)	4.1	–	3.9	–	5.1%

Wholesale sale of ADSL accesses to third-party ISPs(1) (thousands)	1,614	–	1,490	–	8.3%

Number of unbundled telephone lines(1) (thousands)	2,827	–	1,591	–	77.7%
Number of partially unbundled lines(1) (thousands)	2,229	–	1,496	–	49.0%
Number of fully unbundled lines(1) (thousands)	598	–	95	–	ns
(1)	End of period.

Revenues from Carrier Services decreased 1.3% on a historical basis and 1.6% on a comparable basis. The 6.3% increase in Domestic Carrier Services (on an historical and comparable basis) was offset by the drop in Other Carrier Services (down 7.6% on an historical basis and 8% on a comparable basis).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

¡	Domestic carrier services

The growth of 6.3% in revenues for Domestic Carrier Services is essentially related to the rapid development of the ADSL broadband market, particularly the unbundling of telephone lines, the number of which almost doubled in one year with 2.827 million (including 597,900 totally unbundled lines) compared with 1.591 million at December 31, 2004 (95,000 fully unbundled lines). At the same time, revenues from the wholesale sale of ADSL accesses to third-party ISPs grew 3.8% as a result of the growth in the number of ADSL accesses sold to third-party ISPs, which totaled 1.614 million accesses at December 31, 2005, up from 1.490 million at December 31, 2004.

Domestic interconnection revenues remained stable in 2005 from the previous year (-0.3%): the impact of the growth in domestic interconnection “voice” traffic was offset by the substantial decline in “low-speed Internet” interconnection traffic. Finally, revenues from data services to operators (leased lines and Turbo DSL services) rose 5.7%, driven by intra-group sales because of the growth of Orange broadband services in France (EDGE and UMTS technologies).

¡	Other Carrier services

The 7.6% drop on an historical basis (8.0% decrease on a comparable basis) in revenues from Other Carrier Services largely corresponds to the decrease in revenues from services provided to other segments (lower telephone traffic and lower prices linked in particular to call terminations to mobiles). Services provided to other business segments represented 69% of the revenues for the other networks and operators services sub-segment in 2005. Revenues generated by service contracts to satellite operators also fell because of France Télécom’s gradual withdrawal from its space activities.

The impact of these drops was partially offset by the 11.2% growth on an historical basis and 6.4% on a comparable basis in revenues from “international carrier services” tied to the sharp increase in transit services (circuit leasing and call rerouting) recorded in the second half of 2005, while revenues from incoming international calls was impacted by the drop in average royalty prices.

Finally, undersea cable installation and maintenance services remained stable in 2005 compared with the previous year.

■	Revenues from Other Home Communication Services in France

Revenues for Other Home Communication Services in France amounted to 2,537 million euros in 2005 compared with 2,547 million euros in 2004, a drop of 0.1% on an historical basis and 0.4% on a comparable basis.

About three-quarters (73.4% in 2005) of the revenues from Other Home Communication Services in France consists of the income generated by services provided to other business segments, particularly distribution commissions, IT services within the framework of the pooling of the Group’s information systems, and leasing premises.

External revenues consisted of:

-	online commerce, sales and leasing of equipment (excluding the equipment included in the “Personal Communication Services” segment and the Consumer Fixed Services item), customer services such as directory enquiries and home customer support;

-	revenues from developing Research & Development activities (revenues from licenses and software);

-	IT consulting and engineering services for telecommunications operators.

3.2.1.1.3 Gross operating margin and capital expenditures on tangible and intangible assets for HCS France

■	Gross operating margin

Operating expenses for the HCS France sub-segment in 2005 totaled -11,798 million euros, compared with -12,239 million euros in 2004 on an historical basis and -12,165 million euros on a comparable basis. Expenses declined 3.6% on an historical basis and 3.0% on a comparable basis.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

On a comparable basis, this -367 million euros decrease was primarily due to:

-	lower external purchases, primarily because of the reduction in service fees and inter-operator costs reflecting the decline in the volume of purchases and wireless call termination rate;

-	a decline in other operating income and expenses largely due to non-recurring income (reversal of a 199 million euros provision relating to the Group’s operations in Lebanon, see Note 33 to the consolidated financial statements);

-	and the reduction in labour expenses (wages and employee benefit expenses), primarily because of the drop in the number of employees in the HCS France sub-segment.

These decreases are partially offset by an increase in:

-	other external purchases because of higher expenses for content purchases (soccer, music and fee-based services);

-	and IT and network expenses, primarily due to pooling part of the Group’s IT services and to an increase in technical outsourcing as part of the program to strengthen service quality implemented in the second half of 2004.

The GOM for the HCS France sub-segment rose 2.7% on an historical basis and 3.0% on a comparable basis to total 5,920 million euros in 2005. The ratio of GOM to revenues rose from 32.0% in 2004 on an historical basis and 32.1% on a comparable basis to 33.4% in 2005. Excluding the reversal of the 199 million euros provision on the Group’s activities in Lebanon, the GOM would have been 5,721 million euros in 2005, resulting in a ratio of GOM to revenues of 32.3%.

■	Capital expenditures on tangible and intangible assets

Capital expenditures for the HCS France sub-segment jumped 28.7% on an historical basis and 30.5% on a comparable basis to total 1,805 million euros in 2005.

This increase of 422 million euros on a comparable basis primarily reflects the capital expenditures made for information systems, network expansion and restructuring, and customer service platforms.

On this same comparable basis, the principal increases in capital expenditures in 2005 were:

-	IT equipment and programs up 141 million euros, or 49.2%, related to the pooling of a part of the Group’s IT management and purchasing;

-	network equipment and infrastructures (including the increase in expenditures on ADSL), which rose 8.9% or 71 million euros. This change was essentially linked to the deployment of broadband networks, the growth in high-speed use (TV on ADSL, ADSL 2+, etc.), which require an extension or even restructuring of the existing network;

-	customer service platforms (after sales, quality), up 73 million euros.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.2.1.2 Home Communication Services Poland (HCS Poland)

3.2.1.2.1 Operating data for HCS Poland

The following table shows the principal operating data of the HCS Poland sub-segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	3,141	3,380	3,011	(7.0)%	4.3%

GOM	1,406	1,581	1,404	(11.1)%	0.1%
GOM / Revenues	44.7%	46.8%	46.6%

CAPEX	448	537	478	(16.5)%	(6.2)%
CAPEX / Revenues	14.3%	15.9%	15.9%

GOM – CAPEX	958	1,045	926	(8.3)%	3.4%

Average number of employees (full-time equivalent)	31,097	34,237	33,966	(9.2)%	(8.4)%

Number of fixed-line telephony customers(1) (thousands)	11,155	11,362	11,362	(1.8)%	(1.8)%
Number of broadband Internet customers(1) (ADSL+SDI(2)) (thousands)	1,168	684	684	70.6%	70.6%

(1)	End of period.
(2)	SDI: rapid Internet access technology.

3.2.1.2.2 Revenues for HCS Poland

The currency rates between the Polish zloty and the euro fluctuated favorably between 2004 and 2005 (on average: 1 euro = 4.02 Polish zlotys for the twelve months of activity in 2005 compared with 1 euro = 4.52 zlotys for the same period in 2004).

Therefore, due to the appreciation of the Polish zloty, revenues for the HCS Poland sub-segment rose 4.3% on an historical basis to 3,141 million euros in 2005.

On a comparable basis, revenues for the HCS Poland sub-segment fell 7.0%. This decrease was primarily due to a decline in “voice” revenues (mainly voice traffic), which was offset only in part by (i) increased revenues from growing services such as broadband Internet access and data transmission, and (ii) the increase, to a lesser extent, of wholesale business.

The decline in telephone traffic revenue is due in particular to (i) the growing effect of the fixed-to-mobile substitution, (ii) the Polish operator’s market share decrease following market liberalization (all destinations), and (iii) the challenging competitive environment.

HCS Poland continued the migration of its customers from the traditional initial offers to the New Tariff Plans (launched in 2004) which have a higher subscription rate. Thus, at December 31, 2005, there were more than 3.5 million customers who had opted for the New Tariff Plans. This had the effect of increasing the percentage of customers subscribing to one of these new plans out of the total number of home customers. In addition to the slower decline in traffic (switched voice) and the growth in the percentage of revenues from subscriptions (49% of “voice” revenues in 2005, up from 41% in 2004), the success of these new plans increasingly helped TP S.A. to defend its market share in voice services.

In addition, revenues for broadband Internet access in the HCS Poland sub-segment soared 71% in 2005 on a comparable basis, drawn by the increase of 484 thousand broadband customers in 2005 (1.17 million broadband customers at December 31, 2005 up from 0.684 million one year earlier). This positive trend allowed TP S.A. (i) to maintain a leading position in the broadband market in Poland, with a market share of 71% as of December 31, 2005, and (ii) to generally offset the drop in low-speed revenues, thus generating a 24% increase in total revenues for Internet services in 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Finally, data transmission services (including low and high-speed Internet, data transmission and leased lines), up 15% in 2005, represented 17% of total HCS Poland sub-segment revenues in 2005, against 13% in 2004.

3.2.1.2.3 Gross operating margin and capital expenditures on tangible and intangible assets for HCS Poland

■	Gross operating margin

The GOM for HCS Poland rose 0.1% on an historical basis, from 1,404 million euros in 2004 to 1,406 million euros in 2005. This change reflects the positive impact of the currency fluctuations related to the Polish zloty between 2004 and 2005.

On a comparable basis, the GOM fell 11.1% to total 1,406 million euros in 2005. This change was driven primarily by lower revenues, only partially offset by the substantial savings made on costs through the ongoing program to cut operating expenses. On a comparable basis, these gains were primarily achieved in:

-	labour expenses (wages and employee benefit expenses), which fell 10.1% because of a reduction in the number of employees (active employees at year-end) as a result of the restructuring plan, which resulted in a 9.2% reduction in the average number of employees (full-time equivalent) between 2004 and 2005;

-	subcontracting costs, consulting fees and other general expenses;

-	and interconnection charges because of a decline in fixed-line to mobile traffic and wholesale sales, and in the connection rates.

GOM as a percentage of revenues dropped from 46.6% in 2004 on a historical basis and 46.8% on a comparable basis to 44.7% in 2005.

■	Capital expenditures on tangible and intangible assets

On an historical basis, capital expenditures on tangible and intangible assets decreased by -6.2% to reach 448 million euros in 2005, and by 16.5% on a comparable basis. On a comparable basis, this change was driven by (i) the effort to optimize investments in networks and IT purchases (software and licenses) and (ii) lower capital expenditures in 2005 after making the majority of the investments in customer relations management tools in 2004. As a result, the ratio of capital expenditures on tangible and intangible assets to revenues dropped 1.6 point (on both an historical and comparable basis) to equal 14.3% in 2005.

3.2.1.3 Home Communication Services (HCS for Rest of World)

3.2.1.3.1 Operating data for HCS Rest of World

The following table shows the main operating data for the HCS Rest of World sub-segment at December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	1,837	1,671	1,584	9.9%	16.0%

GOM	213	273	233	(22.0)%	(8.8)%
GOM / Revenues	11.6%	16.3%	14.7%

CAPEX	284	183	168	54.8%	69.0%
CAPEX / Revenues	15.4%	11.0%	10.6%

GOM – CAPEX	(71)	90	65	(179.0)%	ns

Average number of employees (full-time equivalent)	7,196	7,652	7,293	(6.0)%	(1.3)%

Number of broadband Internet customers(1) (thousands)	1,975	1,402	1,402	40.9%	40.9%
(1)	End of period.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.2.1.3.2 Revenues for HCS Rest of World

Revenues for the HCS Rest of World sub-segment rose 16.0% on an historical basis to total 1,837 million euros in 2005, primarily because of the changes in the scope of consolidation (positive impact of 93 million euros), which generally offset the negative effect of foreign exchange fluctuations (-6 million euros), which included:

-	the full consolidation of Sonatel from July 1, 2005 (previously held at 42.33%), effective July 1, 2004 in the data on a comparable basis (see section 1.2.1.2 “Data on a comparable basis”);

-	and the inclusion in the scope of consolidation of the entities controlled or under the significant influence of the international subsidiaries Wanadoo Jordan and Télécom Vanuatu Ltd on January 1, 2005, effective January 1, 2004 in the data on a comparable basis, and the international subsidiaries Côte d’Ivoire Multimédia, Sonatel Multimédia and Teleservices Ltd on November 1, 2005, effective November 1, 2004 on a comparable basis. The consolidation of the entities controlled or under significant influence is the result of the application of the IFRS.

On a comparable basis, revenues in the HCS Rest of World sub-segment increased by 9.9%, going from 1,671 million euros in 2004 to 1,837 million euros in 2005. This change primarily reflects the growth of the European subsidiaries, in particular Spain and the United Kingdom, associated with the rapid development of broadband Internet. To a lesser extent, this positive change is due to the growth in Sonatel’s revenues in Senegal.

In Spain, revenues for France Télécom España (646 million euros in 2005 compared with 560 million euros in 2004, on both an historical and comparable basis) rose 15.3% related to the growth in the number of Internet broadband customers. The number of these customers rose from 379 thousand at December 31, 2004 to 563 thousand at December 31, 2005, an increase of 48.6%. The percentage of broadband customers in the total Internet customer base rose from 26.1% at December 31, 2004 to 43.6% at December 31, 2005. The overall customer base went from 1.453 million customers to 1.291 million, a drop of -11.1%.

In the United Kingdom, revenues for Wanadoo UK grew 12.7% on an historical basis, rising from 377 million euros in 2004 to 425 million euros in 2005. On a comparable basis, revenues were up 13.6%, from 374 million euros in 2004 to 425 million euros in 2005. The proportion of broadband customers soared to 44.2% as of December 31, 2005 from 24.1% at December 31, 2004. The number of customers rose from 569 thousand customers to 906 thousand at December 31, 2005, a surge of 59.3%. During the same period, the overall customer base went from 2.359 million customers to 2.051 million customers, for a drop of 13%, reflecting the erosion in low-speed customers.

In Senegal, Sonatel revenues surged 93.3% on an historical basis to total 229 million euros in 2005. This sharp increase in historical data primarily reflects the full consolidation of Sonatel from July 1, 2005 (which had previously been proportionately consolidated at 42.33%). On a comparable basis, the 13.5% growth in revenues reflects the increase in traffic, particularly fixed-line to mobiles. Furthermore, a pre-paid offer was developed to complete the Sonatel offer, which also extended its coverage (“Rural Program” obligation). Thus, the number of fixed-line telephony customers jumped 157% on an historical basis and 8.8% on a comparable basis to more than 266 thousand customers as of December 31, 2005.

In Ivory Coast, revenues for Côte d’Ivoire Télécom slumped 11.4% (on both an historical and comparable basis) to total 158 million euros in 2005. This trend was due to the slowdown in economic activity because of the unstable political situation since November 2004 and to the cut in rates made at the end of 2004. On the other hand, the company’s customers increased to nearly 244 thousand at December 31, 2005, up from 225 thousand at December 31, 2004, a year-on-year increase of 8.6%.

In Jordan, JTC’s revenues declined 2.1% (on both, historical and comparable basis) to 115 million euros in 2005. At the same time, the number of fixed-line customers fell to 251 thousand at December 31, 2005, down 1.5% from the end of 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

In the Netherlands, revenues for Wanadoo NL rose 21.9% (on both an historical and a comparable basis) to total 81 million euros in 2005, compared with 66 million euros in 2004. The number of broadband customers rose 11.4%, from 454 thousand customers at December 31, 2004 to 506 thousand customers at December 31, 2005. The proportion of broadband customers rose from 72.1% to 81.4% over the same period. The overall customer base dropped 1.3% to 622 thousand customers at December 31, 2005 compared to around 630 thousand customers at December 31, 2004.

3.2.1.3.3 Gross operating margin and capital expenditures on tangible and intangible assets for HCS Rest of World

■	Gross operating margin

The GOM for the HCS Rest of World sub-segment dropped from 233 million euros in 2004 to 213 million euros in 2005, a decline of 8.8% on an historical basis.

On a comparable basis, the 22.0% decline between the two periods was driven by:

-	the deterioration in the GOM of Wanadoo UK because of the growth in the number of broadband customers, along with high customer acquisition costs and commercial expenses for broadband offers;

-	the decrease in the GOM of Côte d’Ivoire Télécom, primarily generated by the significant slowdown of activities because of the unstable political situation in the country since November 2004;

-	and the decline in Sonatel’s GOM in Senegal due to an increase in operating expenses (service fees and inter-operators costs) that was higher than the growth in revenues.

These declines were partially offset by the improved operating profitability of France Télécom España in Spain, linked to growth in broadband Internet activity and the cost-cutting and restructuring plans that began to bear fruit over the second half of 2004 and in 2005;

■	Capital expenditures on tangible and intangible assets

Capital expenditures on tangible and intangible assets for the HCS Rest of World sub-segment totaled 284 million euros in 2005, compared with 168 million euros in 2004 on an historical basis.

On a comparable basis, capital expenditures on tangible and intangible assets rose 54.8%. This increase of 100 million euros between the two periods is largely due to capital expenditure growth at France Télécom España in Spain (up 37 million euros), at Wanadoo in the United Kingdom (36 million euros increase) and at Wanadoo in the Netherlands (10 million euros increase).

In these three countries, the growth of almost 41% in the broadband customer base (a total customer base of close to 1.975 million for ADSL accesses at December 31, 2005) is the main reason for the growth in capital expenditures on:

-	capitalized broadband terminals;

-	continued unbundling of the local loop in Spain;

-	and the deployment of “Voice over IP”-related network infrastructures in the Netherlands, the commercial launch of which in April 2005 explains the significant growth in tangible asset expenditures in 2005.

In this way, the ratio of capital expenditures on tangible and intangible assets to revenues for HCS Rest of World rose from 10.6% in 2004 on an historical basis (11.0% on a comparable basis) to 15.4% in 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.2.2 GROSS OPERATING MARGIN TO OPERATING INCOME IN HOME COMMUNICATION SERVICES (HCS)

The table below shows the progression from GOM to operating income and details total operating expenses included between GOM and operating income for the ECS segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
GOM	7,538	7,602	7,401	(0.8)%	1.9%

Employee profit-sharing	(253)	–	(156)	–	62.2%
Share-based compensation	(92)	–	(212)	–	(56.6)%
Depreciation and amortization	(3,116)	(3,789)	(3,935)	(17.8)%	(20.8)%
Impairment of goodwill	(11)	–	–	–	–
Impairment of non-current assets	(14)	–	10	–	ns
Gains (losses) from asset disposals	–	–	–	–	–
Restructuring costs	(380)	–	(134)	–	183.6%
Share of profits (losses) of associates	35	–	17	–	105.9%

Operating income	3,707	–	2,991	–	23.9%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

3.2.2.1 HCS depreciation and amortization

In 2005, depreciation and amortization totaled -3,116 million euros, compared with -3,935 million euros on an historical basis and -3,789 million euros on a comparable basis in 2004. Thus, this item dropped 20.8% on an historical basis and 17.8% on a comparable basis between the two periods.

On an historical basis, the decline of 819 million euros in depreciation and amortization between 2004 and 2005, includes:

-	the positive impact of the review of useful life of non-current assets. The principal impacts in 2005 of this review conducted through the Group were an extension of the useful life of certain categories of non-current assets and a reduction in depreciation and amortization (see Note 2 to the consolidated financial statements). The impact generated by the transition from historical data to data on a comparable basis was 259 million euros in 2004 for the HCS France sub-segment;

-	and the negative impact of exchange rate fluctuations, which amounted to 117 million euros between the two periods, related primarily to the change in the Polish zloty, was partially offset by changes in the scope of consolidation for 4 million euros, due primarily to the sale of the France Télécom Câble (FTC) cable business and the impact of the full consolidation of the Senegalese subsidiaries.

On a comparable basis, depreciation and amortization dropped 673 million euros between 2004 and 2005, reflecting the end of the amortization of:

-	a significant number of non-current assets within HCS France;

-	and the TP S.A. subscriber base (HCS Poland sub-segment).

3.2.2.2 Other operating expenses included between the gross operating margin and operating income of HCS

The other operating costs included between the GOM and operating income are described, for the Group, in section 2.2 “From Group gross operating margin to operating income”.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.2.2.3 HCS Operating income

The operating income for Home Communication Services (HCS) totaled 3,707 million euros in 2005, an increase of 23.9% over 2,991 million euros in 2004 on an historical basis. This change of 716 million euros between the two periods includes in particular the combined effect of the growth in GOM and the decrease in depreciation and amortization, which largely offset the increase in restructuring costs (-380 million euros in 2005, versus -134 million euros in 2004) and employee profit-sharing (-253 million euros in 2005, as against -156 million in 2004).

3.3 ENTERPRISE COMMUNICATION SERVICES (ECS)

The “Enterprise Communication Services” segment (ECS) groups together the communication services to businesses in France and the global services of the Equant subsidiary.

3.3.1 FROM REVENUES TO GROSS OPERATING MARGIN IN ENTERPRISE COMMUNICATION SERVICES (ECS)

3.3.1.1 Operating data for ECS

The following table shows the principal operating data for the Enterprise Communication Services segment for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	7,785	8,227	8,235	(5.4)%	(5.5)%

GOM	1,949	2,024	2,039	(3.7)%	(4.4)%
GOM / Revenues	25.0%	24.6%	24.8%

CAPEX	370	386	388	(3.9)%	(4.2)%
CAPEX / Revenues	4.8%	4.7%	4.7%

GOM – CAPEX	1,579	1,638	1,651	(3.6)%	(4.5)%

Average number of employees (full-time equivalent)	16,809	17,024	17,014	(1.3)%	(1.2)%

The following table shows, for 2004, the principal restatements made in the transition from data on an historical basis to data on a comparable basis for Enterprise Communication Services (ECS) segment.

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
	Revenues	GOM	Depreciation Amortization	CAPEX	GOM - CAPEX	Average number of employees
Data on an historical basis at December 31, 2004	8,235	2,039	(657)	388	1,651	17,014

Changes in scope of consolidation	(7)	1	1	(1)	2	(124)
Other changes	–	(16)	–	–	(16)	134
Foreign exchange fluctuations(1)	(1)	–	–	(1)	1	–

Data on a comparable basis at December 31, 2004	8,227	2,024	(656)	386	1,638	17,024
(1)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.3.1.2 Revenues for ECS

The following table shows revenues and the principal business indicators for the Enterprise Communication Services segment, for the years ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Business fixed-telephony in France	2,695	2,965	2,965	(9.1)%	(9.1)%
Business Networks and other Business services in France	3,245	3,350	3,357	(3.1)%	(3.3)%
Global services	2,317	2,345	2,346	(1.2)%	(1.2)%
Eliminations	(471)	(432)	(432)	(9.1)%	(9.0)%

Revenues for Enterprise Communication Services	7,785	8,227	8,235	(5.4)%	(5.5)%

Number of business phone lines in France(1) and (2) (millions)	5.9	–	5.9	–	(0.3)%

Business “voice” telephone traffic in France (billions of minutes)	17.2	–	19.6	–	(12.4)%

Business traffic in low-speed online and Internet access services in France (billions of minutes)	8.3	–	13.3	–	(37.5)%

Total number of permanent accesses to data networks in France(1) and (3) (thousands)	285.6	–	243.9	–	17.1%
including Number of IP-VPN accesses (1) and (3) (thousands) excluding Oléane	128.7	–	71.0	–	81.3%

Total number of leased lines to Businesses in France(3) (thousands)	72.5	–	97.0	–	(25.3)%

Number of Business Everywhere mobile services users in France(1) (thousands)	407.8	–	321.7	–	26.8%
(1)	End of period.
(2)	This figure includes standard analog lines (not including completely unbundled lines) and the Numéris (ISDN) channels, each Numéris channel being accounted for as one line. It does not include completely unbundled telephone lines.
(3)	Access by customers outside the France Télécom group, excluding carriers market.

Revenues for the Enterprise Communication Services segment were down by 5.5% on an historical basis and by 5.4% on a comparable basis, to 7,785 million euros in 2005. The drop in Business Fixed Telephony in France and the impact on Business Networks of current technological migrations toward IP and DSL media were partially offset by growth in business services activities. In the context of the transformation of its activity toward IP technology and services, the Enterprise Communication Services segment is increasingly meeting the demand for:

-	fixed-line to mobile convergent offers,

-	mobility solutions,

-	and innovative services, such as integration services, consulting, project management, critical application management for customers, partial or total outsourcing of business communication services.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Revenues from business fixed telephony in France

Revenues for Business fixed-telephony in France (which includes Business Calling Services, Business Subscription Fees and Business Online Services) totaled 2,695 million euros in 2005. This was down 9.1% (on historical and comparable basis), driven by the drop in revenues from Business Calling Services and, to a lesser extent, the decline in revenues from Business Subscription Fees and Business Online Services.

Revenues for Business Calling Services (i.e. 46% of Business Fixed Telephony revenues for 2005) declined 14.6% on an historical basis and -17.3% on a comparable basis, generated by:

-	the -12.4% reduction in Business Calling Services (a decline in both the market measured to the interconnection and a drop in France Télécom’s market shares, primarily on local communications and fixed-line calls to mobiles, with a slowdown seen in the second half of 2005);

-	and the impact of price cuts (due primarily to discounts granted to companies on communications and to rate decreases occurring at the beginning of the year on fixed-to-mobile communications).

Revenues for Business Subscription Fees (48% of the revenues for Business Fixed- line Telephony in France in 2005) declined 2.2% on an historical basis and 1.4% on a comparable basis. The number of equivalent business phone lines dropped slightly from the previous year, with 5.9 million equivalent lines at December 31, 2005, with Numéris lines gradually replaced by IP accesses as part of its transformation.

Business Online Services represent the bulk of the activity of the Audiotel telephone kiosk, which offers electronic information services accessible by telephone, as well as home banking and weather services. Revenues for Business online services dropped 16.1% on an historical basis in 2005 compared to 2004. This decline was primarily driven by the downturn in Audiotel traffic.

■	Revenues from Enterprise Networks and other Enterprise services in France

Revenues for Business Networks and Other Business Services in France totaled 3,245 million euros in 2005. Revenues fell 3.3% on an historical basis and 3.1% on a comparable basis, primarily related to the decline in revenues for Business Networks in France.

Revenues for Business Networks in France (83% of the revenues of Business Networks and Other Business Services in France in 2005) amounted to 2,680 million euros in 2005. Revenues fell 2.8% on an historical and comparable basis, primarily related to technological migrations, which resulted in:

-	a 12.2% drop in revenues on leased lines acquired by clients outside the France Télécom group (564 million euros in 2005), which reflects the migration of businesses toward more recent technologies. The drop in the overall volume of leased lines by Businesses was 25.3% at the end of December 2005 compared with the end of December 2004 on low- and medium-speed analog and leased lines, in particular 64-128 kbit/second lines. Some of these lines are being replaced with IP on DSL accesses, the number of which is growing rapidly. At December 31, 2005, the share of permanent data network accesses utilizing DSL technology reached 67%, compared to 51% one year earlier. In addition, revenues for very high-speed services (with MAN Ethernet and Ethernet LINK which offer the flexibility, security and performance of a private Ethernet network) were up, offsetting the drop in revenues from traditional leased lines);

-	revenues from external customers for data network solutions (1,506 million euros in 2005) posted a decrease of 0.7%, while the increase in the number of permanent data network accesses accelerated in 2005 to reach 17.1% at December 31, 2005 (compared to annual growth of 8.5% at December 31, 2004). The slight drop in revenues reflects the impact of changes in the product mix with a growing share observed for IP VPN solutions since 2004. At October 31, 2005, the number of IP VPN accesses represented 45% of the total number of permanent data network accesses compared to 29% one year earlier. The growth in revenues from IP VPN solutions in 2005 almost totally offset the decline in revenues from legacy managed data network products like Frame Relay or X.25.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Revenues for Other Business services in France include network application services, engineering and support services, as well as integrated network services. The growth of these services in 2005 reflects the development of outsourcing activities, added-value services and mobility solutions. In this regard, the number of users of Business Everywhere roaming services in France reached 408 thousand at December 31, 2005, an increase of 26.8% compared to December 31, 2004.

Revenues from Other Business Services in France totaled 565 million euros in 2005 (17% of the revenues of Business Networks and Other Business Services in France in 2005), down 5.9% on an historical basis and 4.7% on a comparable basis. Revenues for low-speed Internet access declined sharply in 2005 from the previous year. At the same time, revenues from broadcasting activities, which represented 11% of the revenues of Business Networks and Other Business Services in France in 2005, remained stable, while equipment revenues (particularly market room equipment for the financial community) surged 12.7%.

■	Revenues from Enterprise Global Services

Enterprise global services dropped 1.2% on an historical basis and on a comparable basis, and amounted to 2,317 million euros in 2005. As the impact of currency fluctuations was negligible, this change (both on an historical and a comparable basis) was driven by the decrease in revenues from network services, which was partially offset by the growth in revenues for solutions and services.

¡	Network services

On a comparable basis, the drop in revenues from network services is the result of:

-	the 4.6% decline in revenues for IP network services and data between 2004 and 2005. This change reflects continued price pressures and disconnections from legacy network service technologies as customer demand increasingly moves toward lower cost IP solutions. Revenues generated by IP services was greater in 2005 than the revenues on older technologies (X.25, X.28, Frame Relay and ATM) compared with 2004;

-	and the growth of 11.1% between 2004 and 2005 in revenues from “voice” and video.

¡	Service activities

The growth in revenues from service activities between 2004 and 2005 reflects the success of the strategy to expand added-valued services to provide global, integrated and customized communications solutions to multinational corporations.

Revenues from professional services, which include sales related to project management services, service management and certain consulting services, surged 22.2% in 2005 on a comparable basis, up in all regions.

Revenues on IT services, which include e-mail services, hosting and security, rose 5.3% on a comparable basis in 2005 over 2004, with the American continent, Europe and Asia Pacific recording steady growth.

Revenues generated by integration services, i.e. the revenues related to site maintenance services, and the sales related to equipment supply and deployment, remained stable between 2004 and 2005 on a comparable basis.

3.3.1.3 Gross operating margin for ECS

In 2005, the GOM reached 1,949 million euros, a drop of 4.4% on an historical basis. On a comparable basis, the GOM declined 3.7%. Thus, the ratio of GOM to revenues fell 0.4 point on a comparable basis to 25.0% in 2005.

The drop in the GOM was driven by the downturn in revenues from Fixed-line Telephony in France and Networks in France, partially offset by the savings achieved on service fees and inter-operator costs, generated by (i) lower traffic volumes combined with a cut in fixed-line to mobile call termination rates, and (ii) a reduction in access costs and international and national network costs for Enterprise global Services within a program to streamline operating expenses.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.3.2 FROM GROSS OPERATING MARGIN TO OPERATING INCOME AND CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS FOR ENTERPRISE COMMUNICATION SERVICES (ECS)

The following table shows, for the periods ended December 31, 2005 and 2004, the movement from GOM to operating income, detailing the total operating expenses included between GOM and operating income for the ECS segment.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
GOM	1,949	2,024	2,039	(3.7)%	(4.4)%

Employee profit-sharing	(21)	–	(22)	–	(4.5)%
Share-based compensation	(21)	–	(38)	–	(44.7)%
Depreciation and amortization	(477)	(656)	(657)	(27.3)%	(27.4)%
Impairment of goodwill	–	–	(534)	–	ns
Impairment of non-current assets	(191)	–	(184)	–	3.8%
Gains (losses) from asset disposals	–	–	–	–	–
Restructuring costs	(73)	–	(32)	–	128.1%
Share of profits (losses) of associates	–	–	12	–	ns

Operating income	1,166	–	584	–	99.7%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

3.3.2.1 Depreciation and amortization for ECS

In 2005, depreciation and amortization totaled -477 million euros, down 27.4% on an historical basis and 27.3% on a comparable basis. On both an historical and comparable basis, this decrease, representing primarily the decrease in depreciation and amortization within global communication services, reflects the combined effect of optimized investments in recent years and the depreciation of the asset base recorded in 2004.

3.3.2.2 Other operating expenses included between gross operating margin and operating income for ECS

The other operating costs included between the GOM and operating income are described, for the Group, in section 2.2 “Group gross operating margin to operating income”.

3.3.2.3 Operating income for ECS

Operating income for the Enterprise Communication Services (ECS) segment soared 99.7%, from 584 million euros in 2004 to 1,166 million euros in 2005. This growth between the two periods reflects the impact of the decrease in depreciation and amortization combined with the absence of impairment of goodwill in 2005 compared with an expense of -534 million euros in 2004.

3.3.2.4 Capital expenditures on tangible and intangible assets for ECS

Capital expenditures on tangible and intangible assets totaled 370 million euros in 2005, down 4.2% from 2004 on an historical basis and 3.9% on a comparable basis.

3.4 DIRECTORIES

The “Directories” segment corresponds to the PagesJaunes Group’s activities in the publication of printed and online directories, their distribution, the sale of advertising space, the sale of marketing databases, and the creation of Internet sites for advertisers.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The activities of the Directories segment are based firstly on PagesJaunes in France, and as well as its international operations, particularly QDQ in Spain and its other subsidiaries (direct marketing and geographic services).

3.4.1 FROM REVENUES TO GROSS OPERATING MARGIN FOR DIRECTORIES

3.4.1.1 Operating data for Directories

The table below shows the key operating data for the Directories segment for the periods ended December 31, 2005 and 2004.

(millions of euros)	Years ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis (unaudited)	historical basis	comparable basis (unaudited)	historical basis
Revenues	1,061	1,001	978	6.0%	8.5%

GOM	463	413	407	12.1%	13.7%
GOM / Revenues	43.7%	41.3%	41.6%

CAPEX	12	6	8	84.2%	50.0%
CAPEX / Revenues	1.1%	0.6%	0.8%

GOM – CAPEX	451	407	399	11.0%	13.0%

Average number of employees (full-time equivalent)	4,677	4,464	4,233	4.8%	10.5%

Number of Internet advertisers (thousands)	381	333	333	14.4%	14.4%

The following table shows, for 2004, the principal restatements related to the transition from historical data to data on a comparable basis for the Directories segment.

(millions of euros)	Transition from data on an historical basis to data on a comparable basis (unaudited)
	Revenues	GOM	Amortization depreciation	CAPEX	GOM - CAPEX	Average number of employees
Data on an historical basis at December 31, 2004	978	407	(10)	8	399	4,233

Changes in scope of consolidation and others	23	6	–	(2)	8	231
Foreign exchange fluctuations(1)	–	–	–	–	–	–

Data on a comparable basis at December 31, 2004	1,001	413	(10)	6	407	4,464
(1)	Impact of exchange rate fluctuations between the average exchange rate for 2004 and the average exchange rate for 2005.

As currency fluctuations were almost zero, the main differences between the data on an historical basis and on a comparable basis result from changes in the scope of consolidation.

3.4.1.2 Revenues for Directories

Revenues for Directories totaled 1,061 million euros, representing an increase of 8.5% in 2005 over 2004 on an historical basis. This growth was driven by changes in the scope of consolidation, which had a positive impact of 23 million euros on revenues. These changes reflect the consolidation of the entities controlled or under significant influence by various subsidiaries within the Directories segment, with:

-	the consolidation of Eurodirectory, Kompass Belgique, Editus Luxembourg and Edicom on January 1, 2005, effective on January 1, 2004 in the data on a comparable basis; the consolidation of the entities controlled or under significant influence are the result of the application of the IFRS;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	and the acquisition of e-sama on February 1, 2005, effective on February 1, 2004 in the data on a comparable basis.

On a comparable basis, the 6.0% growth in revenues was generated by the following elements:

-	an improved product offer both in printed directories and online services, due to the successful launching of innovative advertising formats;

-	increase in average revenues per advertiser;

-	acquisition of new customers;

-	and the rate increase driven by audience growth.

■	Revenues for PagesJaunes in France

The revenues of PagesJaunes in France totaled 956 million euros in 2005, up from 904 million euros in 2004 (both on an historical basis and a comparable basis), an increase of 5.8%. The growth in PagesJaunes business was driven by the 12.0% growth in revenues from Online Services and by the 3.1% rise from Printed Directories.

Revenues for Printed Directories advanced from 619 million euros in 2004 (both historical and comparable bases) to 638 million euros in 2005, under the combined effect of the growth in advertising products related to local display and a rate increase.

Revenues for Online Services rose 12% to total 285 million euros in 2005 versus 255 million euros in 2004 (on an historical and comparable basis) and represented 29.8% of PagesJaunes revenues in France in 2005 compared with 28.2% in 2004. The engine of this growth was primarily the 39% increase in the revenues of pagesjaunes.fr over the period as a result of an expanded product offering and an increase in the number of advertisers. Average revenues per advertiser rose 23.5% to 631 euros in 2005, based on audience growth and an expanded product offering, like the “Totem” display offers and advertising products related to local Internet advertising (“e-pub”). Since November 2004, the enhancement of the product line of the entry-level “En savoir +” (“Find out more”) offer contributed to higher customer loyalty and the growth of revenues in 2005. This innovative product integrates features like audience tracking that can be consulted by the advertiser and, since November 2005, free telephone contact (“click to talk”). The number of advertisers on pagesjaunes.fr rose 10.3% to 339,553 advertisers as of December 31, 2005. In addition, the average number of monthly visits to pagesjaunes.fr surged from 36 million in December 2004 to 48.7 million one year later, an increase of 35.3%.

Revenues from “Other Activities”, which include the revenues from the telephone information (not significant in 2005) rose from 30 million euros in 2004 on an historical and comparable basis to 33 million euros in 2005.

■	Revenues for International Activities and other subsidiaries

The revenues recorded by the International Activities and other subsidiaries sub-segment totaled 109 million euros in 2005, an increase of 42.4% over 2004 on an historical basis and 9.4% on a comparable basis. This growth on a comparable basis was driven primarily by the increase in revenues for the QDQ Media subsidiary in Spain.

Revenues from the Directories that give access to individual subscribers, including the activities of QDQ Media, Editus in Luxembourg and Edicom in Morocco totaled 53 million euros, an increase of 44.1% in 2005 on an historical basis and 10.2% on a comparable basis. This growth derives from the increase in average revenues per advertiser on printed media and the near doubling of revenues from the qdq.com Internet activities.

Revenues from Kompass Activities in France, Belgium and Luxembourg reached 29 million euros in 2005, a growth of 25.6% in historical data and 7.1% on a comparable basis.

Revenues from “Direct marketing and geographic services”, including Wanadoo Data, e-sama and Mappy, totaled 27 million euros for 2005, growing 62.0% on an historical basis and 10.6% on a comparable basis.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

3.4.1.3 Gross operating margin for Directories

The GOM for the Directories segment posted growth of 13.7% on an historical basis (12.1% on a comparable basis), climbing from 407 million euros in 2004 to 463 million euros in 2005. On a comparable basis, this improvement was primarily driven by the steady growth in revenues and control of publishing costs (paper, printing and distribution of the directories).

In particular, QDQ Media in Spain confirmed its turnaround, benefiting from revenue growth and controlled recovery. The ratio of GOM to revenues for Directories rose from 41.6% on an historical basis (41.3% on a comparable basis) in 2004, to 43.7% in 2005, a 2.1 point improvement.

3.4.2 FROM GROSS OPERATING MARGIN TO OPERATING INCOME AND CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS FOR DIRECTORIES

The table below shows the progression from GOM to operating income for the years ended December 31, 2005 and 2004, and details the total operating expenses included between the GOM and operating income for the Directories segment.

(millions of euros)	Year ended December 31			Changes
	2005	2004	2004	05/04	05/04
		comparable basis(1) (unaudited)	historical basis	comparable basis(1) (unaudited)	historical basis
GOM	463	413	407	12.1%	13.7%

Employee profit-sharing	(33)	–	(30)	–	10.0%
Share-based compensation	(20)	–	(25)	–	(20.0)%
Depreciation and amortization	(10)	(10)	(10)	–	–
Impairment of goodwill	–	–	–	–	–
Impairment of non-current assets	–	–	–	–	–
Gains (losses) from asset disposals	–	–	–	–	–
Restructuring costs	–	–	–	–	–
Share of profits (losses) of associates	–	–	1	–	ns

Operating income	400	–	343	–	16.6%
(1)	For the income statement, the data on a comparable basis are established up to the GOM. For items between GOM and operating income, the data on a comparable basis are established only for depreciation and amortization.

3.4.2.1 Depreciation and amortization for Directories

Depreciation and amortization totaled -10 million euros in 2005, almost stable from the previous year (historical basis and comparable basis).

3.4.2.2 Other operating expenses included between GOM and operating income for Directories

The other operating costs included between the GOM and operating income are described, for the Group, in section 2.2 “Group gross operating margin to operating income”.

3.4.2.3 Operating income for Directories

Operating income for the Directories segment improved by 16.6%, at 400 million euros in 2005, recording the combined effect of growth in revenues and the GOM.

3.4.2.4 Capital expenditures on tangible and intangible assets for Directories

Capital expenditures for the Directories segment remain structurally insignificant. They rose from 8 million euros in 2004 on an historical basis and 6 million euros on a comparable basis to 12 million euros in 2005, representing 1.1% of revenues. This increase was generated primarily by the upgrading of the Publishing Information System for PagesJaunes in France.

4. Cash flows, capital resources and financial debt

4.1 LIQUIDITY AND CASH FLOWS

The following table shows the simplified consolidated cash flows for the France Télécom group for the periods ending December 31, 2005 and 2004 (for further details, see the “Consolidated Statement of Cash Flows” in the consolidated financial statements).

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Net cash provided by operating activities	13,374	12,697
Net cash used in investing activities	(11,677)	(5,591)
Net cash used in financing activities	(860)	(7,346)

Net change in cash and cash equivalents	837	(240)

Effect of exchange rates changes on cash and cash equivalents	107	23
Cash and cash equivalents at beginning of year	3,153	3,370

Cash and cash equivalents at end of year	4,097	3,153

Net cash provided by operating activities totaled 13,374 million euros in 2005, an improvement of 677 million euros over 2004 (12,697 million euros). Net cash used in investment activities totaled -11,677 million euros in 2005, based primarily on the acquisition of the Spanish mobile operator Amena (see section 2.4.1.3 “Financial investments”), compared with only -5,591 million euros in 2004. Finally, net cash used in financing activities totaled -860 million euros in 2005, versus -7,346 million euros in 2004.

The table below calculates the organic cash flow indicator for the France Télécom group for the years ended December 31, 2005 and 2004. France Télécom uses organic cash flow (see definition in section 5.5 “Glossary”) as an indicator of operational performance to measure the cash flow generated by the operation, excluding financial investments (see definition in section 5.5 “Glossary”) and excluding proceeds from the sale of other investment securities and businesses (net of cash transferred).

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
Net cash provided by operating activities	13,374	12,697
Net cash used in investing activities	(11,677)	(5,591)

Cash paid for investment securities (net of cash acquired) and investments in associates	7,603	2,922
Payment of Equant Contingent Value Rights certificates (CVRs)	–	2,015
Proceeds from sale of other investment securities and businesses (net of cash transferred)	(1,595)	(2,715)
Change in marketable securities and other long-term assets	(224)	(1,640)

Organic cash flow	7,481	7,688

Organic cash flow amounted to 7,481 million euros in 2005, compared with 7,688 million euros in 2004. Meeting the objectives of the “TOP” program (see section 1.3.2.3 “TOP Program: objectives achieved”) accelerated the implementation of the Group’s integrated operator strategy in 2005, with significant financial investments (7,603 million euros, including 6,038 million euros for the acquisition of the Spanish wireless operator Amena, see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements), but also allowed the Group to invest in growth with a substantial increase in capital expenditures on tangible and intangible assets in the business

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

segments driving growth (see section 2.4.1.1 “Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses”).

Moreover, France Télécom’s acquisition on January 17, 2005 of 3.57% of TP S.A. (until then held by Tele Invest II), and its acquisition on October 12, 2004 of 10% minus one share of TP S.A. capital (until then held by Tele Invest), appears in the accounts in net cash used in financing activities as repayment of a loan following the consolidation of Tele Invest and Tele Invest II in 2004. These transactions resulted in a payment of 351 million euros for Tele Invest II in 2005, and a payment of 1,902 million euros for Tele Invest in 2004 (see section 4.1.3.2 “Borrowings, redemption and other repayments”).

The principal transactions for 2005 that had no impact on cash flows are described in Note 31 to the consolidated financial statements.

4.1.1 NET CASH PROVIDED BY OPERATING ACTIVITIES

Net cash provided by operating activities totaled 13,374 million euros in 2005, an increase of 677 million euros over 2004 (12,697 million euros). This change results primarily from:

-	the 2.8% increase in the GOM between the two periods, representing a positive impact of 493 million euros;

-	the positive impact of the change in total working capital requirements between 2004 and 2005, for 428 million euros. In effect, the change in total working capital requirements had a positive impact of 997 million euros on net cash flows generated by operating activities in 2005, after a positive impact of 569 million euros in 2004.

As a result, in particular, of the work to reduce working capital requirements initiated as part of the “TOP” program, the change in operating working capital requirements (WCR, see definition in section 5.5 “Glossary”) was a positive 783 million euros in 2005. This improvement in 2005 was in addition to the improvement already achieved in 2004 (positive impact of 796 million euros), representing a decrease of 1,579 million euros over the last two years;

-	and the negative impact of the increase in payments made for the early retirement plan in the amount of -127 million euros.

4.1.2 NET CASH USED IN INVESTING ACTIVITIES

Net cash used in investing activities include acquisitions and disposals of tangible and intangible assets (net of the change in non-current asset suppliers), acquisitions and sales of investment securities and businesses (net of the cash acquired or transferred), investments in associates (net of the cash acquired or transferred), and the change in marketable securities and other assets.

Net cash used in investing activities totaled -11,677 million euros in 2005, compared with -5,591 million euros in 2004.

4.1.2.1 Acquisitions and sales of tangible and Intangible assets

Acquisitions and disposals of tangible and intangible assets include the acquisitions of tangible and intangible assets (capital expenditures on tangible and intangible assets including the GSM and UMTS licenses and excluding investments financed through finance leases) (see Note 3 to the consolidated financial statements), the change in non-current asset suppliers, and the gain on disposals of tangible and intangible assets.

Acquisitions of tangible and intangible assets rose substantially to an expense of -6,142 million euros in 2005 from -5,141 million euros in 2004 (see section 2.4.1.1 “Capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses”).

The change in non-current asset suppliers was 34 million euros in 2005, compared to -67 million euros in 2004.

Proceeds on the disposal of tangible and intangible assets amounted to 215 million euros in 2005, compared to 199 million euros in 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

4.1.2.2 Acquisitions and sales of investment securities and investments in associates

Financial investments in 2005 amounted to -7,603 million euros, compared to -4,937 million euros in 2004 (see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements).

In 2005, the principal financial investments were the acquisition of nearly 80% of the Spanish mobile operator Amena for -6,038 million euros net of cash acquired, the purchase of all the minority interests in Equant for -590 million euros and in Orange Slovensko for -502 million euros, and the partial acquisition of the minority interests in Orange Romania for -404 million euros.

In 2004, the principal financial investments were the purchase of all the minority interests in Wanadoo S.A. for -2,373 million euros and in Orange S.A. for -469 million euros, as well as the payment of the Equant CVR’s (Contingent Value Rights Certificates) for -2,015 million euros.

In addition, income from the disposal of investment securities and businesses, net of the cash transferred, totaled 1,595 million euros in 2005, compared with 2,715 million euros in 2004 (see Note 4 to the consolidated financial statements).

In 2005, income from the sale of investment securities and businesses, net of cash transferred, primarily came from PagesJaunes Group for 440 million euros, Tower Participations SAS, the company holding TDF, for 400 million euros, France Télécom Câble (FTC) and the cable networks of the France Télécom Group for 311 million euros, MobilCom AG for 265 million euros and Intelsat for 115 million euros.

In 2004, most of the income from the sale of investment securities and businesses, net of cash transferred, came from PagesJaunes Group for 1,443 million euros, Orange Denmark for 610 million euros, STMicroelectronics for 472 million euros and Radianz for 89 million euros.

4.1.2.3 Change in securities and other assets

In 2005, marketable securities and other assets decreased by 224 million euros, after a reduction of 1,640 million euros in 2004.

4.1.3 NET CASH USED IN FINANCING ACTIVITIES

Net cash used in financing activities include bond issues and redemptions and other repayments and other financing operations. The net cash used in financing activities generally represented a need for -860 million euros in 2005, compared to -7,346 million euros in 2004.

4.1.3.1 Bond issues

Borrowings in 2005 represented 4,132 million euros, including 2,485 million euros for bond issues and 1,647 million euros for other borrowings, compared to 7,983 million euros in 2004, which included 3,922 million euros for bond issues and 4,061 million euros for other borrowings (see Note 19 to the consolidated financial statements).

In 2005, borrowings totaling 4,132 million euros primarily included:

-	bond issues completed in October 2005 to finance a portion of the acquisition of nearly 80% of the Spanish wireless operator Amena, which included a 1 billion euro bond issue maturing in 2010 and a 1 billion euro bond issue maturing in 2015;

-	the issue in November 2005 of bonds for 350 million pounds sterling (517 million euros on the date of the issue) maturing in 2025;

-	and EMTN (Euro Medium Term Notes) issues maturing in 2007 and 2008 for 1.5 billion euros.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The primary issues in 2004, which totaled 7,983 million euros, were:

-	bonds issued by France Télécom S.A. on January 23, 2004, with bonds of 1 billion euros maturing in 2007, bonds for 750 million euros maturing in 2012, and bonds for 500 million pounds sterling (726 million euros at the time of issue) maturing in 2034;

-	issues of EMTN (Euro Medium Term Notes) maturing in 2005, 2006 and 2009 for 3.5 billion euros;

-	and an issue of bonds exchangeable or convertible to shares (OCEANEs) for 1.15 billion euros in September 2004.

The management of the covenants is described in Note 24.4 to the consolidated financial statements.

4.1.3.2 Bond and other redemptions

Bond redemptions made in 2005 represented -7,017 million euros, including -4,736 million euros for bond issues and -2,281 million euros for other borrowings, compared with -13,076 million euros in 2004, which included -8,384 million euros for bonds and -4,692 million euros for other borrowings (see Note 19 to the consolidated financial statements).

In 2005, the following redemptions totaling -7,017 million euros were made:

-	redemptions of bonds at par by France Télécom S.A. in the amount of -4.4 billion euros;

-	redemptions of EMTN (Euro Medium Term Notes) reaching maturity for -1.7 billion euros.

In addition, under finance leases signed in 1995 and 1997 for the in substance defeasance operation of Orange in the United Kingdom, Orange had deposited amounts equivalent to the present value of its lease commitments with British financial institutions in order to secure the letters of credit issued by those institutions to the lessors to guarantee the leasing commitments. The repayment in 2005 of the in substance defeasance deposit in the amount of 574 million euros, which is classified as a prepayment of the finance lease commitments, had the effect of simultaneously canceling the deposit and the finance lease commitment (see Notes 17, 19 and 32 to the consolidated financial statements).

Finally, on January 17, 2005, France Télécom acquired 3.57% of the capital of TP S.A. which had been held until that date by Tele Invest II. The price paid to Tele Invest II by France Télécom was 351 million euros and allowed Tele Invest II to repay its debt in full (see Note 22 to the consolidated financial statements).

In 2004, a total of -13,076 million euros was repaid on the following:

-	the redemption of March 14, 2004 of a bond issue with a nominal value of -3,500 million euros;

-	the early redemption of a bond exchangeable for France Télécom shares in the amount of -2,843 million euros on December 13, 2004;

-	the repayment of a bond convertible into France Télécom shares in the amount of -2,030 million euros on April 1, 2004; the bond was redeemed at par;

-	and the early redemption of all the bonds with an option for exchange for STMicroelectronics shares at par and in cash in the amount of -1,523 million euros on March 9, 2004.

In addition, on October 12, 2004, France Télécom acquired 10% minus one share of TP S.A. held until that date by Tele Invest. The price paid by France Télécom to Tele Invest totaled 1,902 million euros and allowed Tele Invest to pay its debt in the same amount in full.

4.1.3.3 Other financing operations

Bank overdrafts and short-term loans declined by -134 million euros in 2005, after increasing by 607 million euros in 2004. In addition, the deposits and other financial assets related to the debt dropped by 493 million euros in 2005, after rising by -219 million euros in 2004.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Other financing operations in 2005 also included a capital increase for a total of 2,997 million euros, including 2,957 million euros, net of issue costs, for the financing of a portion of the acquisition of nearly 80% of the Spanish mobile operator Amena (see Note 30 to the consolidated financial statements).

Finally, dividends paid totaled -1,626 million euros in 2005, including -1,184 paid by France Télécom S.A. and -442 million euros paid to minority shareholders, compared to a total of -815 million euros in 2004, representing -710 million euros paid by France Télécom S.A. and -105 million euros paid to minority shareholders. Contributions from minority shareholders totaled 16 million euros in 2005, compared to 107 million euros in 2004.

4.1.4 CASH AND CASH EQUIVALENTS

Cash and cash equivalents increased by 944 million euros between 2004 and 2005, rising from 3,153 million euros at December 31, 2004 to 4,097 million euros at December 31, 2005. The net change in cash and cash equivalents between the two dates is related to an increase of 837 million euros and to the impact of exchange fluctuations on cash and cash equivalents in the amount of 107 million euros.

4.2 EQUITY CAPITAL

Equity capital rose 10,755 million euros, from 17,683 million euros at December 31, 2004, (including 14,451 million euros attributable to equity holders of France Télécom S.A.), to 28,438 million euros at December 31, 2005 (including 24,860 million euros attributable to equity holders of France Télécom S.A. (see Note 30 to the consolidated financial statements).

The increase in equity capital attributable to equity holders of France Télécom S.A. originates primarily in (i) the net income from financial year 2005 in the amount of 5,709 million euros, (ii) the capital increase of 2,957 million euros, net of issue fees, completed in September 2005 to finance a portion of the acquisition of nearly 80% of the Spanish wireless operator Amena (see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements), (iii) the positive impact of unrealized currency gains and losses equal to 1,380 million euros, including 730 million in goodwill, (iv) the sale of the PTK Centertel shares to TP S.A. for 634 million euros (see section 2.2.6 “Income from asset disposals “), and (v) minus the distribution of dividends in the amount of -1,184 million euros.

4.3 FINANCIAL DEBT AND FINANCING RESOURCES

4.3.1 CHANGE IN NET FINANCIAL DEBT

France Télécom’s net financial debt (see definition in section 5.5 “Glossary”) amounted to 47.8 billion euros as of December 31, 2005, down from 49.8 billion euros at December 31, 2004 (see Note 19 to the consolidated financial statements) and 56.7 billion euros at January 1, 2004 (see Note 37 to the consolidated financial statements).

Thus, the net financial debt was reduced by 2 billion euros from December 31, 2004, under the effect of the following:

-	the organic cash flow of 7.5 billion euros generated in 2005 (see section 4.1. “Liquidity and cash flow”);

-	the income from sales of investment securities and businesses totaling 1.6 billion euros (see section 4.1.2.2 “Acquisitions and sales of investment securities and businesses, and investments in associates”);

-	and the deconsolidation of the tax receivable for the 2001 tax year, following the restructuring of the contract for the sale of this tax receivable in June 2005 for 1.3 billion euros (see Notes 19, 31, and 32 to the consolidated financial statements);

and the negative impact of:

-	the acquisition of nearly 80% of the Spanish wireless operator Amena (see section 2.4.1.3 “Financial investments” and Note 4 to the consolidated financial statements) for -6.0 billion euros

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

net of cash acquired, including -3.1 billion euros financed by debt (with 2.9 billion euros financed by the capital increase in September 2005);

-	the consolidation of the Amena debt representing -2.8 billion euros as of December 31, 2005;

-	acquisitions of investment securities and businesses (net of cash acquired), excluding Amena, for -1.6 billion euros (see section 4.1.2.2 “Acquisitions and sales of investment securities and businesses, and investments in associates”);

-	and the payment of the dividends for France Télécom S.A. in the amount of 1.2 billion euros;

other miscellaneous items for 0.3 billion euros.

The net financial debt to equity ratio came to 1.68 at December 31, 2005, compared to 2.82 at December 31, 2004.

The ratio of net financial debt to GOM was 2.48 at December 31, 2005 (on the basis of a GOM restated to include the GOM of the Spanish mobile operator Amena over twelve months in 2005), which represents a ratio of under 2.50 in line with the objective set by the Group under the “TOP” program. This ratio was 2.78 as of December 31, 2004.

4.3.2 NET FINANCIAL DEBT

4.3.2.1 Structure and schedule for net financial debt

The table below provides a breakdown of net financial debt by composition and maturity.

(millions of euros)	Periods ended December 31
Repayment schedule	2006	2007	2008	2009	2010	2011 and beyond	Total due in more	Total 2005	Total 2004
							than 1 year		historical basis
Bonds	3,292	3,350	4,854	3,788	2,839	19,387	34,218	37,510	39,089
Bank loans	2,306	2,323	1,545	1,101	373	246	5,588	7,894	5,564
Finance lease liabilities(1)	40	60	62	68	218	1,255	1,663	1,703	1,709
Impact of derivatives, liabilities(2)	571	58	230	270	2	523	1,083	1,654	2,056
Accrued interest(3)	1,396	–	–	–	–	–	–	1,396	1,172
Treasury bills	1,209	–	–	–	–	–	–	1,209	1,293
Bank overdrafts	166	–	–	–	–	–	–	166	346
Other financial liabilities(4)	1,609	2	–	–	–	82	84	1,693	4,216

Gross financial debt (a)	10,589	5,793	6,691	5,227	3,432	21,493	42,636	53,225	55,445

Impact of derivatives, financial assets	64	30	28	5	15	61	139	203	240
Cash collateral paid	–	–	–	–	–	639	639	639	1,129
Other financial assets	–	–	–	–	–	233	233	233	760
Marketable securities	39	–	–	–	–	–	–	39	240
Cash and cash equivalents	4,097	–	–	–	–	–	–	4,097	3,153

Subtotal (b)	4,200	30	28	5	15	933	1,011	5,211	5,522

Effective portion of cash flow hedges(5) (c)	(2)	(2)	(12)	–	–	(152)	(166)	(168)	(101)

Net financial debt (a)-(b)+(c)	6,387	5,761	6,651	5,222	3,417	20,408	41,459	47,846	49,822
(1)	Finance lease liabilities primarily include the following:
-	Liabilities associated with Orange United Kingdom in-substance defeasance operations, totaling 1,214 million euros at December 31, 2005 (1,174 million euros at December 31, 2004), for which final settlement payments due after 2017. At of December 31, 2004, 564 million euros of this liability was offset by guarantees deposited with UK financial institutions representing the net present value of the finance lease commitments signed in 1995. These guarantee deposits were reimbursed in 2005 following the establishment of a first demand guarantee;
-	Orange Switzerland’s liability related to QTE leases, amounting to €146 million at December 31, 2005 (€127 million at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17 to the consolidated financial statements);

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	France Télécom S.A.’s liability related to QTE leases, amounting to €80 million at December 31, 2005 (€69 million at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17 to the consolidated financial statements).
(2)	This item includes, as of December 31, 2005, the valuation of the price guarantee given to the Amena minority shareholders (see Note 4 to the consolidated financial statements).
(3)	This line includes the interest accrued on the perpetual bonds redeemable for shares (TDIRA) for 281 million euros. This accrued interest was presented on the line “Other financial liabilities” at December 31, 2004 in the amount of 548 million euros.
(4)	The following items are included on this caption:
-	a carryback liability, amounting to 229 million euros at December 31, 2005 (1,508 million euros at December 31, 2004), corresponding to the contra entry recorded in relation to the recognition in assets of the carryback receivable sold (see Notes 11, 17, 31 and 32 to the consolidated financial statements. This claim does not meet the criteria for derecognition;
-	the gross debt of the vehicles in the commercial debt sale programs of France Télécom S.A., Orange France and Orange United Kingdom (1,210 million euros at December 31, 2005 and 1,460 million euros at December 31, 2004);
-	and the commitments to purchase minority interests (73 million euros at December 31, 2005 and 547 million euros at December 31, 2004). As of December 31, 2005, these commitments were 24 million euros for Orange Madagascar and 49 million euros for Amena. As of December 31, 2004, these commitments were primarily 500 million euros for Orange Slovensko, 21 million euros for Orange Madagascar and 19 million euros for Orange Dominicana (see Note 32 to the consolidated financial statements).
(5)	The Group has set up cash-flows that are eligible for hedge accounting. These future cash flows are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

4.3.2.2 Weighted average cost of net financial debt

At December 31, 2005, the weighted average cost of financial debt was 6.46%, against 6.79% at December 31, 2004.

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstandings, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

4.3.2.3 Average maturity of the net financial debt

The average maturity of the net financial debt, excluding the perpetual bonds redeemable for shares (TDIRA) rose in 2005. It was approximately 6.4 years at December 31, 2005 compared to about 5.6 years at December 31, 2004. This increase is primarily due to the Group’s refinancing using long-term loans (4 billion euros issued with an average residual maturity of 7 years) to replace France Télécom S.A. loans reaching maturity.

4.3.2.4 Covenants

The commitments and covenants on borrowings and credit lines of France Télécom group are presented in Note 24 to the consolidated financial statements.

In addition, the Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. The Group has issued borrowings denominated in foreign currencies (USD, CHF, JPY and GBP) which were generally swapped for euros. In 2005, the rise in the US dollar resulted in an improvement in the market value of off-balance sheet currency hedges, leading to a fall in cash collateral paid out, to 639 million euros at December 31, 2005 from 1,129 million euros at December 31, 2004. These amounts are included under “Other non-current financial assets and derivatives” (see Notes 17 and 32 to the consolidated financial statements).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32 to the consolidated financial statements).

4.3.2.5 Contribution to net financial debt by currency

The global operations of France Télécom are conducted by subsidiaries which operate primarily in their own country. As a result, the exposure of its subsidiaries to the currency risk on commercial transactions remains limited (see Note 24.2 to the consolidated financial statements).

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table shows the distribution by currency and contributor to the net financial debt.

(millions of euros)			Year ended December 31, 2005
(equivalent value at closing rate)	FT S.A.	TP Group	Amena	Other	Total
EUR	35,511	(342)	2,834	1,302	39,305
USD	189	(175)	–	(75)	(61)
GBP	4,281	–	–	1,494	5,775
CHF	391	–	–	(5)	386
PLN	256	2,639	–	(1)	2,894
Other currencies	(48)	–	–	(266)	(314)

Subtotal	40,580	2,122	2,834	2,449	47,985

Effective portion of cash flow hedges and rate effect	(109)	(30)	–	–	(139)

Total	40,471	2,092	2,834	2,449	47,846
1)	Including 1,170 million euros in net financial debt carried by receivables securitization vehicles relating to France Télécom SA, Orange France and Orange UK.

4.3.3 BONDS, BANK LOANS AND DERIVATIVES

Bonds, bank loans and derivative instruments are described in Notes 21, 22 and 23 respectively to the consolidated financial statements.

4.3.4 CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

The cash, cash equivalents and marketable securities of the France Télécom group can be analyzed as follows:

(millions of euros)	Years ended December 31
	2005	2004
		historical basis
France Télécom S.A.	1,685	970
TP Group	287	707
Others	198	289
Cash equivalents (a)	2,170	1,966

Banks (b)	1,927	1,187
Total Cash and Cash equivalents (a)+(b)=(c)	4,097	3,153

Marketable securities (d)	39	240

Total Cash, cash equivalents and marketable securities (c)+(d)	4,136	3,393

4.3.5 EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENT

In connection with its industrial and commercial activity, France Télécom is exposed to market risks related to the management of the cost of its debt and the value of certain assets denominated in foreign currencies (equity interests in foreign companies). On the basis of an analysis of its general risk exposure, essentially related to interest and exchange rate fluctuations, France Télécom utilizes different financial instruments within the limits set by Management in terms of potential effects on earnings, with the objective of optimizing the cost of its financing.

4.3.5.1 Interest rate risk, foreign currency risk, liquidity risk, covenants risk, credit risk and market risk on shares management

The management of the rate risk, foreign currency risk, liquidity risk, covenant risk, credit risk, and the management of the market risk on shares is described in Note 24 to the consolidated financial statements.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

4.3.5.2 France Télécom’s debt ratings

As of December 31, France Télécom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Positive	Stable	Stable
Short-term debt	A2	P2	F1

On February 10, 2005, Standard & Poor’s upgraded France Télécom’s long-term debt rating from BBB+ to A-. Moody’s, having already raised France Télécom’s long-term debt rating on February 23, 2005 from Baa2 to Baa1, further upgraded the rating to A3 on June 30, 2005. The short-term rating remains unchanged at P2. On March 24, 2005, Fitch increased France Télécom’s short-term rating from F2 to F1.

A portion of the debt (11.3 billion euros of the outstanding balance at December 31, 2005) includes step-up clauses. This amount does not include the TDIRAs, the step-up clauses in respect of which are described in Note 21.2 to the consolidated financial statements.

Standard & Poor’s upgrading of France Télécom’s debt rating on February 10, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2005 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at 23 million euros before tax for 2005.

Moody’s upgrading of France Télécom’s debt rating on February 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. Moody’s upgrading of France Télécom’s rating on June 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2005 for the US dollar and pound sterling denominated bonds issued in March 2001. The positive impact of the Moody’s rating upgrade is estimated at 28 million euros before tax for 2005.

5. Additional information

5.1 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

The contractual obligations and off-balance sheet commitments are described in Note 32 to the consolidated financial statements.

5.2 SUBSEQUENT EVENTS

Any significant events that occurred between the closing date and February 13, the date on which the financial statements for 2005 were approved by the Board of Directors, are described in Note 35 to the consolidated financial statements.

Furthermore, on March 7, France Télécom announced a 400 million Swiss franc fixed-rate bond issue (256 million euros), maturing in six years with a coupon of 2.75%. In addition, France Télécom decided on March 7, 2006 to submit a bid in connection with the request for proposals issued by the Tunisian Government with a view to selling 35% of the historical operator, Société Nationale des Télécommunications (Tunisie Télécom), to a strategic partner.

5.3 SOCIAL AND ENVIRONMENTAL INFORMATION

In addition to the social and environmental information contained in this section of Management’s Discussion and Analysis, France Télécom is preparing a Corporate social responsibility and Sustainable Development Report for 2005, to be published in the spring of 2006.

5.3.1 SOCIAL INFORMATION

The information provided in this document primarily covers France Télécom S.A., the French subsidiaries and, to a lesser extent, the international subsidiaries (primarily the quantitative data).

5.3.1.1 Change in workforce

■	General change in the workforce

At December 31, 2005, the France Télécom group employed 203,008 employees worldwide (206,485 employees at December 31, 2004). 66,663 employees are employed by the Group in the European Union (excluding France).

The following table shows the number of employees (active employees at year-end) by business segment for France and other countries for the years ended December 31, 2005 and 2004.

				Years ended December 31
Number of employees (active employees at end of period) (1)			2005			2004
	France	International	Total	France	International	(historical) Total

Personal Communications Services (PCS)	7,240	32,426	39,666	7,206	29,781	36,987
Home Communication Services (HCS)	102,763	38,646	141,409	107,041	41,010	148,051
Enterprise Communication Services (ECS)	7,012	10,098	17,110	7,129	9,965	17,094
Directories	3,959	864	4,823	3,604	749	4,353

Group Total	120,974	82,034	203,008	124,980	81,505	206,485

of which fixed-term contracts	2,625	1,916	4,541	2,148	1,952	4,100
(1)	See definition in section 5.5 “Glossary”.

Between 2004 and 2005, the number of employees (active employees at end of period) dropped by -3,477 employees. This decrease breaks down as follows:

- a	decrease of -4,006 employees in France, primarily because of early retirements, retirements, resignations, and transfers to subsidiaries and to the civil service secondment;

-	and an increase of 529 employees in the international subsidiaries.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Recruitment policy

The France Télécom group continued to closely manage its outside recruitment in France in 2005. The number of outside hires in France in 2005 was significantly higher than in 2004 (+92%). Recruitments were primarily in the areas of customer relations, innovation, and IT system development.

The following table shows the number of permanent contracts for the France Télécom group, broken down between France Télécom S.A., the subsidiaries in France, and the international subsidiaries.

Number of new employees with permanent contracts	2005	2004
France Telecom S.A.	3,313	1,202
Subsidiaries in France	934	1,011
Total France	4,247	2,213

International subsidiaries	10,649	11,408

Total Group	14,896	13,621

It is specified that the number of outside recruitments with permanent contracts at France Télécom S.A. included more than 2,280 employees hired on a part-time basis for the opening of new stores and the implementation of a work schedule that allows longer opening hours to assist customers.

Outside recruitment in the international subsidiaries remained high to meet the development needs of the wireless telephony subsidiaries and also to replace a large number of employees in certain countries.

Between January 1, 2005 and December 31, 2005, the number of employees working under a fixed-term contract rose from 2,042 to 2,625 for France.

■	Transfers to the civil service secondment

In 2005, the active policy to transfer employees to the public sector continued, implementing 5 decrees to facilitate the transfer of France Télécom employees to the civil service secondment (decrees published between September and October 2004).

As of December 31, 2005, 12,200 persons were registered on the France Télécom Intranet site dedicated to transfers to the public sector, a number that represents 14% of the active employees at France Télécom S.A.

739 transfers were made in 2005. 34% of the transfers were executives and 66% non-executive employees.

The table below shows the distribution of the transfer of public employees to the civil service secondment by destination for the year ended December 31, 2005.

Breakdown of employee transfers to the public sector by destination
Destination	2005	2004
National government	51.9%	63.6%
Local government	35.9%	32.6%
Hospitals	12.2%	3.8%

Private employees may also transfer to the public sector; they are eligible for the same assistance as public employees.

5.3.1.2 Management of the economic impacts on employment

■	Principal economic impacts on employment

In 2005, France Télécom continued to implement its integrated operator strategy in France and internationally. This strategy led the Group to integrate new subsidiaries within the scope of consolidation. The most significant transaction involved the Spanish wireless operator Amena, with about 2,100 employees at December 31, 2005. The acquisition of nearly 80% of the capital of this

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

company, which was initiated in July 2005, was part of the “NExT” plan, which was designed to make France Télécom the benchmark operator in new telecommunications services in Europe. Other operations were conducted in Europe (Poland, Belgium, Luxembourg) and in the rest of the world. They involved smaller structures (between 10 and 200 employees) and adapted the workforce to market needs and optimized the organizations in the countries in which the Group was already present.

Pursuant to the commitments made by France Télécom under the social agreement negotiated with the unions in 2005, the active employees at year-end of TP Group in Poland were reduced by -3,285 employees with a comparable scope of consolidation between December 31, 2004 and December 31, 2005.

Between December 31, 2004 and December 31, 2005, the active permanent employees of Equant at year-end increased by 157 persons in the various countries in which the company operates. When it acquired all the minority interests of Equant in 2005, France Télécom marked a new stage in its integrated operator strategy and generated new synergies within the Group to offer integrated services focused on customer usages.

The number of active Orange employees at year-end outside France on a comparable scope of consolidation (excluding Amena) rose overall by 209 persons between December 31, 2004 and December 31, 2005. The number rose in some countries, including the United Kingdom, Romania, Dominican Republic or Egypt, and declined in others.

■	Group professional standards

Based on a forward-looking vision of the skills needs and a common methodology to analyze expertise, the France Télécom group is developing a skills management policy. This policy ensures that actions contributing to jobs management will be implemented: a transfer policy and programs to develop skills and expertise.

The implementation of the Group’s business standards is a crucial tool in this process. These standards have been extended to all the subsidiaries of the Group in France and internationally. They are used as a common language in all companies of the France Télécom group to describe generic jobs which use the same skills, whether located in France or abroad.

As of December 31, 2005, 99% of the employees in France and 98% of the international employees are codified for Group jobs.

Transversal structures dedicated to the entire Group, known as “professional pathways” were initiated at the end of 2004. They cover the various activities of the Group (sale, customer relations, IT systems, network technologies, multimedia, research and development, and shared functions). The mission of this approach is to give a dynamic vision of the changing skills and jobs required by the Group and to promote lasting solutions to adapt resources to the needs of France Télécom. They are directed and led by “segment leaders” who act transversally for the entire Group.

To ensure that these standards best meet changes within the Group, a new update is planned in the first quarter of 2006. It will be conducted along with the implementation of the “Group Employee Database” which will establish a link between the skills standards and the employees.

A site dedicated to the Group’s business lines is currently under construction and will be available in 2006. It will provide all the information available on the change in job lines.

5.3.1.3 Work time and organization

■	Work schedules

The employees of France Télécom S.A. are eligible for a variety of work schedules that were set up in 2000 within the negotiations on the organization and reduction of the work week.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table shows the distribution of France Télécom S.A. employees by work schedule for the year ended December 31, 2005.

Breakdown of France Telecom S.A. employees by work schedule in 2005
Work schedule	Annual work time	Breakdown
Basic schedule	1,596 hours	45.8%
“Customer hours” schedule	Between 1,148.4 and 1,548 hours	16.2%
“Work scheduled in non-business hours integrated in the normal work period” and night shift	Between 1,539.4 and 1,580.8 hours	2.6%
Flexi-time	1,573.2 hours	1.2%
Platform schedule	Between 1,519 and 1,547 hours	2.3%
Independent executive managers	(1)	20.2%
Local operational managers	(2)	11.7%
(1)	Independent executive managers work on the basis of an annual fixed amount of 207 days.
(2)	Local operational managers work on the basis of the collective schedule applicable within their department or applicable to the team which they are managing.

■	Part-time

The following table shows the breakdown of part-time France Télécom S.A. employees by percentage of time and by gender for the year ended December 31, 2005.

Number of part-time France Telecom S.A. employees in 2005
Percentage of time	Men	Women	Total
50%	1,076	1,727	2,803
60%	55	268	323
70%	26	276	302
80%	1,461	7,013	8,474
90%	207	913	1,120

Total	2,825	10,197	13,022

■	Absenteeism

The table below indicates the breakdown of the number of days of absence for sick leave (ordinary sick days, sick leave and other leave) by duration for France Télécom S.A for the years ended December 31, 2005 and 2004.

Number of days absent for sick leaves for France Telecom S.A. employees
Duration of the sick leave	2005	2004
Less than 3 days	44,212	43,000
3 to 7 days	188,868	179,200
8 to 30 days	314,534	331,245
31 to 90 days	296,567	301,372
Over 90 days	808,277	902,604

Total	1,652,458	1,757,421

Between 2004 and 2005, the number of days missed for sick leave declined by -104,936 days.

The number of days of absence for ordinary sick leave declined by -10,636 days in 2005 from 2004, intensifying the decline seen in 2004 and 2003. Taking into consideration the change in the number of employees, the average number of days missed per employee for ordinary sick leave rose from 7.9 days in 2004 to 8.1 days in 2005. Generally, there was a slight increase in short-term absences and a reduction in long-term absences.

5.3.1.4 Compensation

In the France Télécom group in France, the studies conducted by the Internal Compensation Observatory found consistent compensation policies in the companies of the Group and compensation practices positioned in line with the market.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

To develop and anchor a culture of results, France Télécom rewards the contribution and performance of its employees through a dynamic compensation policy. In addition to increases in fixed salaries linked to better control of the position or a significant change in responsibilities, variable compensation rewards the achievement of individual and collective results:

-	executives, who have a major role in mobilizing their teams, and supervisors benefit from a half-year individual variable compensation that is based on achieving the results of the Group’s major programs and their personal goals;

-	all employees received in 2005, on average, approximately one month’s salary under bonus agreements defined at company-level and the Group’s profit-sharing agreement in France.

It should be noted that, following the sale on September 7, 2004 of 10.9% of the capital of France Télécom S.A. held directly or indirectly by the State, France Télécom S.A. joined the ASSEDIC system on January 1, 2005.

5.3.1.5 Professional relations

The year 2005 was highlighted by the establishment of the Employee Representation Institutions (“IRP”) stipulated by the law of December 31, 2003 which modified the legal framework of employee relations in force within the company. From now on, the French Labour Code applies to France Télécom S.A. and all employees (civil servants and private employees) concerning:

-	the various Employee Representative Bodies (Works Committee, Central Works Committee, Union delegates and Central Union delegates, Employee delegates, Health, Safety and Working Conditions Committee);

-	union representation with the criteria that determine the representative union organizations within the company;

-	and union law, with resources to be given to the Employee Representative Bodies.

The employee representatives (Employee Delegates and members of the Works Committees) were elected on January 18 and February 1, 2005. For France Télécom S.A., the implementation of the private law Employee Representative Bodies resulted in:

-	1 Central Works Committee,

-	38 Works Committees,

-	589 separate establishments with Employee Delegates,

-	227 Health, Safety and Working Conditions Committees,

-	and 10,481 representatives to be named.

The Central Works Committee met 15 times, for a period totaling 23 full days.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Agreements signed within the France Group in 2005

The year 2004 was marked by the signature of a large number of labour agreements. For this reason, fewer employee agreements were signed in 2005. Nevertheless, a number of agreements were signed, both at the level of the France Télécom group and within the subsidiaries.

Title	Company	Date	Signatory unions
Agreement governing employer contribution to social activities of the Works Committees	France Telecom S.A.	January 13, 2005	CFDT, CFE-CGC, CFTC, CGT, FO, SUD

Agreement on France Group Committee	Groupe France(1)	January 24, 2005	CFDT, CGC, CFTC, CGT, FO, SUD, Syndicat Autonome PagesJaunes, UNSA de France Telecom Câble (FTC)

Salary agreement	Orange France	March 4, 2005	CFE-CGC, FO-COM

Agreement for professional equality for men and women	Orange France	March 4, 2005	CFDT, CFE- CGC, CFTC, CGT, FO-COM, SUD

Establishment of the Disciplinary and Appeals Commission	Orange France	April 8, 2005	CFDT, CFE-CGC, CFTC, CGT, SUD

Amendment to the insurance agreement	Groupe	April 29, 2005	CFDT, CFE-CGE, CFTC, FO, SUD

Amendment to the incentives agreement	France Telecom S.A.	June 28, 2005	CFDT, CFE-CGC, CFTC, FO

Methodology agreement on the conditions to assist outgoing transfers to the France Telecom group	Equant	July 6, 2005	CFDT, CGC, CFTC

Transpac Merger agreement	Transpac	August 1, 2005	CGT, CFDT, SUD

Amendment to the profit-sharing agreement	France Telecom S.A.	September 21, 2005	CFTC, CFDT, FO, CFE-CGC

Expertel Services & FM substitution agreement	France Telecom S.A.	October 3, 2005	CFE-CGC, CFDT, CGT, CFTC, FO, SUD

Postponement of election date and extension of terms of office	Orange France	October 6, 2005	CFDT, CFE-CGC, CFTC, CGT, FO-COM, SUD
(1)	France Group: France Télécom S.A. and the subsidiaries in France.

■	International labour relations

2005 was the first full year for the European Group Committee. Dialogue with this institution was ongoing, via 5 full meetings and 5 phone conferences throughout the year. The European Group Committee met outside France for the first time, in Poland. The issues covered during meetings of the European Group Committee can be classified into three categories:

-	information on the general strategic options for the France Télécom Group,

-	information and/or consultation on transnational projects or restructurings,

-	and information about the general business of the Group.

In addition to these meetings, the European Group Committee regularly receives information on the workforce of the France Télécom group and the principal events concerning the group.

This committee is a body for information and dialogue on a number of issues, including general policy, financial results, employment policy, and reorganizations affecting more than two countries. In addition, the committee ensures that the same level of information about the Group’s strategy is disseminated among all Group companies.

18 countries are currently represented on this committee through 30 employee representatives: Sweden, Norway, Finland, Denmark, Germany, Austria, Great Britain, Ireland, France, Spain,

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Portugal, Italy, Greece, Poland, Luxembourg, Netherlands, Belgium and Slovakia. Nine of these representatives are French and all French unions are represented on the committee.

The expansion of corporate dialogue at the European level strengthens the feeling of belonging to a multinational and responsible Group. The European Group Committee gives a strong European dimension to the corporate dialogue completely in line with the implementation of the integrated operator strategy.

■	Social dialogue bodies in Europe

As part of its policy to expand social dialogue, the Group decided to set up, in European countries where this is not required by the legislation, a collective dialogue structure known as the “Employee Forum”, which allows an exchange of views and dialogue between management and the elected employee representatives: this is the case in the United Kingdom, Switzerland and most recently in Ireland. A similar committee will be set up in Slovakia in 2006. The European countries in which France Télécom employs more than 50 employees and where the unions do not have a monopoly on social dialogue (the case of Poland and Sweden) will be covered by a collective social dialogue structure.

■	International social dialogue

France Télécom is committed to the universal principles set forth by the International Labour Organization and the Global Compact (a UN initiative to promote corporate development of basic human rights and respect for the environment) which France Télécom has signed. In this context, every year two meetings are organized with the Alliance (Global Alliance of France Télécom unions, created within the Union Network International). These meetings allow an exchange of viewpoints on Group-wide issues, including the policy to ensure respect for basic human rights and social dialogue.

5.3.1.6 Health and safety conditions

The “Health and Safety in the Workplace” policy defined for all the companies of the Group was implemented in 2005 with the definition of objectives and the related indicators. This policy is based on a work health and safety management system.

There are two types of tracking indicators:

-	quantitative indicators: the number of fatal accidents, the number of days lost through illness, the frequency rates and gravity of workplace accidents with shutdown;

-	and qualitative indicators:

-	in 2005, the definition for each company of a “Health and Safety in the Workplace” policy adapted to its activities;

-	in 2006, the implementation of an audit: the compliance of the workplace health and safety management system must be at least 50% (evaluated by an audit);

-	and in 2009, a three-year audit: the compliance of the workplace health and safety management system must be at least 100% (evaluated by an audit).

The following table shows the principal indicators of health and safety conditions for France Télécom S.A. for the years ended December 31, 2005 and 2004.

France Telecom S.A. indicators for health and safety conditions	2005	2004
Frequency Rate of work accidents(1)	5.11	5.11
Gravity of workplace accidents(2)	0.29	0.28
Number of fatal accidents	2	2
(1)	The accident frequency rate (“TFRAC”) equals the number of workplace accidents with shutdown per millions of theoretical hours worked.
(2)	The accident gravity rate (“TGRAC”) equals the number of days of shutdown for a work accident per millions of theoretical hours worked.

This policy has been accompanied by new Committees on Health, Safety and Work Conditions (CHSCT) which focus on local dialogue with the employee representatives in the Operational Units.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Thus, 273 Committees on Health, Safety and Work Conditions were created pursuant to the new regulations applicable to France Télécom S.A. and pursuant to the terms and conditions of the enterprise agreement of July 2004. This change in regulations also led to a review of the organization of occupational medicine in the company with the establishment of 38 occupational health departments. This new organization led to expanded teams composed of 71 physicians and 100 nurses, after 67 occupational health professional were hired.

5.3.1.7 Training

The “NExT” program and the human resources segment, known as the “ACT” program (Anticipation and Competencies for the Transformation), accelerated training investments in 2005 and drove new training strategies for 2006.

In 2005, new training steering teams were established at the level of the France Télécom group. The Committee for Group Redeployment met as a Training Committee to set up a new mechanism for management training in terms of strategies, budgets and the related training plans for France Télécom S.A., Orange S.A., TP S.A. and Equant.

In France, the Group relies on the mechanisms associated with the Reform of Professional Training (Law 2004-391 of May 4, 2004 and the Agreement on Professional Training in Telecommunications of September 24, 2004). This strategy will be continued in 2006.

Within France Télécom S.A., the establishment of the Employee Representative Bodies led to the development of a global process to provide information and consult the 2006 General Training Strategies and the 2006 Training Plans. The implementation of this new process was an opportunity to prepare the first France Télécom S.A. training plan in accordance with the Labour Code and to expand social dialogue on training.

The following table shows the principal training data for France Télécom S.A. for the years ended December 31, 2005 and 2004.

Principal training data for France Télécom S.A.	2005	2004
Amount of training expenditures (millions of euros)	172	147
Percentage of payroll devoted to training	4.2%	3.6%
Number of employees trained	80,000	na
Number of training hours provided	2,050,000	1,615,162

The training strategies of France Télécom S.A. in 2006 will be implemented by training projects organized around 5 training goals:

-	to accelerate the acquisition of skills in the new technologies and the new offers;

-	to improve performance in processes and to develop the skills needed for the correct use of the information system and project methodology;

-	to increase qualification in the existing and emerging businesses and promote mobility;

-	to develop the managerial expertise to drive the transformation of the France Télécom group;

-	and to take into consideration the international dimension of the France Télécom group.

5.3.1.8 Employment and hiring of disabled workers

Pursuant to the agreement of July 4, 2003 to encourage the employment and hiring of disabled workers in France Télécom S.A. for the period 2004 – 2006, the mobilization of all players in this area (“Mission Insertion Handicap”, managers, human resources directors, occupational physicians, social assistants and preventers) intensified in 2005.

An intermediate evaluation of the projects stipulated in the agreement revealed a certain number of key indicators:

-	in hiring, the target number of the recruitments for the period (150 persons) was reached at the end of 2005 in sales positions, customer relations, information systems and networks. Active outside communications, including notices in the general and trade press, participation in recruitment forums and partnerships with associations, helped the group to achieve these results;

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

-	the entire budget allocated for the employment of disabled workers, particularly to finance modifications to work stations and awareness campaigns, which was 400,000 euros for 2005, was used;

-	more than 200 human resources directors, managers, social assistants and preventers received awareness training through month “Demystifying disabilities” sessions organized by “Mission Insertion Handicap”;

-	orders totaling 8.8 million euros were placed in 2005 with the protected worker sector, particularly with the Centers for Work Assistance and Sheltered Workshops, exceeding the objective of 7 million euros for 2005 set by the agreement;

-	finally, it should be noted that the Chairman of France Télécom with other major corporate executives, in November 2005, signed the declaration “To successfully employ disabled workers” published at the initiative of the Association for the Management of the Fund for the Professional Employment of Disabled Workers (AGEFIPH).

5.3.1.9 Social activities

The site Works Committees and the Central Works Committee were set up in the first quarter of 2005.

Pursuant to the agreement dated January 13, 2005 signed by Management and all the unions represented in France Télécom S.A. covering the employer’s contribution to social and cultural activities and the transfer of the management of such activities from France Télécom S.A. to the Works Committees, France Télécom is managing the social and cultural activities that would normally be the jurisdiction of the Works Committees during a transition period. For this purpose, a budget of 66.7 million euros was taken from the employer’s contribution.

Catering continues to be managed directly by the company on behalf of the Works Committees and management of the social liaison activities has been permanently delegated.

The total expenditures for the social activities of France Télécom S.A. amounted to 172 million euros in 2005, up from 147 million euros in 2004.

The following table gives the breakdown of the expenditures of France Télécom S.A. for social activities for the year ended December 31, 2005.

Expenditures of France Telecom S.A. for social activities in 2005	(millions of euros)
Sports and leisure activities	26.6
Children: vacations, day care, education	25.5
Community interests and benefits	11.7
Cultural activities	1.8
Economic action	1.1

Total expenditures made by France Telecom S.A. on behalf of the Works Committee during transitional management (a)	66.7

Catering	55.0
Housing	18.0
Social liaison	6.2

Total expenditures of France Telecom S.A. for social activities (b)	79.2

France Telecom S.A. subsidies to Works Committees (c)	26.4

Total (a+b+c)	172.3

A sum of 26.4 million euros was taken from the amount of the employer’s contribution and paid to the Works Committees to finance new projects.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The following table shows the number of beneficiaries of the social activities of France Télécom S.A. by activity for the years ended December 31, 2005 and 2004.

Number of beneficiaries of France Telecom S.A. social projects
Activity	Indicator	2005	2004
Catering(1)	Number of meals served	9,600,000	10,100,000

Children	Number of children who stayed in CVEA(2)	11,140	10,500
	Number of days used in CVEA(2)	147,000	140,000
	Number of beneficiaries of the community interest allocation	9,200	10,334
	Number of student loans granted	238	450

Vacation	Number of beneficiaries of vacation checks	27,741	22,338

Sports	Number of beneficiaries of individual sports assistance	59,000	58,000

Employment qualification	Number of beneficiaries	4,100	4,100
	Number of certificates issued	330,000	330,000

Housing	Number of 1% loans made	1,304	1,435
	Number of new lease reservations	362	300
(1)	Catering: number of meals service (including restaurant vouchers distributed).
(2)	CVEA: Vacation Centers for Children and Adolescents.

During the transitional management period, the social and cultural activities are being managed under the terms and conditions in force in 2004 at the request of the signatories of the aforementioned agreement.

These activities are to be gradually transferred to the Works Committees in 2006; the end of the transitional management period by France Télécom S.A. is set by the agreement at December 31, 2006.

5.3.1.10 Territorial impact on employment and regional development

The spin-off mechanism is assistance provided to Group employees who have a project to create or purchase a company, whatever the activity sector. Since 1998, 1,500 employees have used this mechanism and more than 800 persons have created their own company (110 in 2003, 170 in 2004, 220 in 2005), generating 2,500 jobs. By assisting these new entrepreneurs, France Télécom develops its own expertise, culture and even its revenues (for example, when the company created uses an innovation belonging to France Télécom). Under this program, a young, innovative company Streamezzo, formed by researchers and resulting from the work of the Research & Development division on the synchronization of multimedia flows for mobile telephony, was financed in 2004 with venture capital of 4.7 million euros, including 1.4 million euros for the intellectual property of France Télécom.

5.3.1.11 Employment of young workers and relations with educational institutions

■	Employment of young workers

In 2005, France Télécom S.A. offered 4,479 persons a work-study contract (including 2,709 apprenticeship contracts).

In addition, 1,926 students served as interns with France Télécom S.A. in 2005.

■	Relations with educational institutions

The policy of France Télécom S.A. in this area is designed to meet two main objectives:

-	develop the name of the France Télécom group as an employer with college students;

-	and anticipate recruitment needs in terms of the skills that will be required by the Group in the coming years.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

This policy has been implemented through three programs since 2004:

-	to identify 30 higher education institutions with which France Télécom wants to develop strong relations. This program includes participation in school forums (attend the forums of more than 20 schools) and the payment of a significant portion of the internship tax;

-	and to implement, for about a dozen schools in the first phase, a “pilot-school 2-person team” consisting of a recruitment or human resource manager from France Télécom and a former student from the school. The role of this team is to inform all students about the various jobs and possible career paths within an international Group.

In addition, France Télécom maintains strong ties with the Group of Telecommunications Schools (Groupe des Écoles des Télécommunications (GET)) through the participation of Group representatives on the governing and strategy bodies of the GET and its schools. France Télécom directly finances GET schools within an economic interest grouping: Eurécom, École Nouvelle d’Ingénieurs en Communication (ENIC).

Through its participation in Fondations de l’X, Supélec and GET (Louis Leprince Ringuet Foundation), France Télécom promotes international development, finances scholarships for foreign students and the research and other development actions of these schools.

France Télécom also provided education in the areas of expertise recognized in the Group and participates in curriculum design at major schools and universities.

Major research programs are being conducted jointly with Ecole Polytechnique, Supélec, École Nationale Supérieure des Télécommunications (ENST), ENST Bretagne, the Institut National des Télécommunications (INT) and the École Nationale d’Ingénieurs (ENI) in Caen.

5.3.2 ENVIRONMENTAL INFORMATION

5.3.2.1 General environmental policy

France Télécom’s environmental policy is based on a continuing improvement program designed, first, to reduce the impacts of its activities, products and services on the natural environment and, second, to contribute to the development of telecommunications solutions that promote a sustainable development approach by society, municipalities, industry, commerce and services.

This policy is backed by the 1996 signature of the Environmental Charter, which was extended in 2004 with the signature of the Sustainable Development Charter of the European Telecommunication Network Operators (ETNO), as well as by France Télécom’s signature in 2000 of the Global Compact.

In addition, France Télécom participates in the work of the Global e-Sustainability Initiative (GeSi) group which brings together telecommunications operators and manufacturers, under the sponsorship of the United Nations Program for the Environment (UNPE), to promote information and communication technologies in the service of sustainable development.

5.3.2.2 Environmental risk analysis approach

The France Télécom group believes that its operations as a telecommunications operator present no major risks for the environment. In fact, these activities use no production process that seriously impacts rare or non-renewable resources, natural resources (air, water) or biodiversity.

However, the France Télécom group does use certain facilities, products or substances that may present environmental risks (although minor), some of which are governed by specific regulations. First are the Installations Classified for the Protection of the Environment (ICPE) in France, and the production and elimination of wastes for all the countries in which the France Télécom group operates.

These risks are continually analyzed in detail by the France Télécom group and have led to the adoption of preventive and action programs.

For legionnaires’ disease in France, no case of contamination exceeding the standard was found in 2005 on the 110 air-coolant towers of France Télécom S.A., located on 46 sites, and in only one case was the regulatory threshold exceeded.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

The principal risks of the operations and the evaluation programs and preventive measures adopted by France Télécom for each of these risks are described below.

■	Installations Classified for the Protection of the Environment (ICPE)

This law requires that the operator either obtains an operating permit from the government or that it files a prior declaration with the authorities.

Number of Installations Classified for the Protection of the Environment (ICPE) in France in 2005
ICPE subject to declaration	2,390

ICPE subject to authorization	17

The identification completed in 2005, based on the nomenclature modified in December 2004, identified 2,390 ICPE subject to declaration and 17 that require authorization from the prefecture.

Applications for all ICPEs have been filed with the prefecture and a maintenance program has been launched.

■	Use of substances or products presenting risks for the environment

Certain installations use regulated products or substances. This is the case for Chlorofluorocarbons (CFCs) or other refrigerant fluids contained in air conditioning systems.

The elimination of halon used in fire sprinkling systems was achieved at the end of 2003 as required by the regulations in France.

Certain electrical transformers also contain polychlorinated biphenyls (PCBs) which are being progressively eliminated and will be completed in 2010 as required by current legislation in France.

■	Risks related to waste collection and elimination

The operations of the France Télécom group generate wastes, and the recycling procedures are closely monitored: electrical and electronic equipment wastes, batteries, cables and poles of treated wood.

Twelve waste management centers have been established at France Télécom S.A.. In each center, the group has defined procedures for collecting wastes and products at the end of life and procedures to recycle or eliminate the products, using controlled industrial processes operated by qualified companies.

France Télécom has begun to set up a specific program in France to ensure that the procedures to collect and recycle electrical and electronic equipment after use comply with the provisions of the European directive on Electrical and Electronic Equipment Waste, which was transposed into French law in July 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Energy

The businesses of France Télécom S.A. require the use of thermal facilities such as furnaces and generators, which emit CO2 and greenhouse gases. In France, the identification of total energy consumption (electricity and fuels) initiated in 2002 and 2003 was completed in 2005. After consolidating management tools in 2004, a savings program was started in 2005. In addition to complying with regulatory requirements for this type of installation, France Télécom S.A. intends to use this program to limit the production of greenhouse gases. However, as France Télécom S.A. has no site eligible for the emission quota trading system, it is not currently participating directly in emissions quota trading developed in Europe pursuant to the Kyoto agreement.

Energy-related indicators for France Telecom S.A.	2005		2004		2003	2002
Electricity consumption	1 422 GWh		1 520 GWh		1 600 GWh	1 640 GWh

Fuels
Total fleet	27,086		29,166		30,840	34,000
Gasoline (by vehicle)	1,091 liters/year		1,158 liters/year		1,083 liters/year	–
Diesel (by vehicle)	1,425 liters/year		1,369 liters/year		1,315 liters/year	–
Average for all fuels	1,391 liters/year		1,332 liters/year		1,368 liters/year	1,378 liters/year

Direct emissions of CO2 (vehicle fleet)	100,527tons	(1)	107,052 tons	(1)	111,000 tons	125 000 tons

Direct emissions of CO2 (electrical consumption)	83,526 tons		68,671 tons		81,000 tons	85,000 tons
(1)	The conversion coefficient indicated by EDF rose sharply between 2004 and 2005.

■	Classified and protected sites

Telephone poles and aerial lines have an impact on landscapes. France Télécom S.A. is participating in the work necessary to bury telephone lines as required by current legislation on classified and protected sites in France, in coordination with the national and local authorities responsible for natural and cultural heritage.

Figures of France Telecom S.A.	2005	2004	2003
Number of poles eliminated	22,500	31,200	34,200

Number of kilometers of buried cables	900	1,240	1,400

■	Biodiversity

Hollow metal poles present a danger for certain types of birds and cave-dwelling animals, which can be trapped inside. Some of the guards that have been installed over the years at the top of these poles have come off, for example during bad weather. In France, France Télécom S.A. has decided to include in its maintenance inspections, which are performed on a six-year cycle, a systematic verification that these guards are still in place. This will ensure that all metal poles have been inspected and that missing guards have been replaced.

France Télécom has agreed to organize a dialogue in France, at the lowest, most decentralized level, with bird protection organizations and associations to achieve better coordination of priorities for work performed on the metal poles.

Data for France Telecom S.A.	2005	2004	1998 – 2003
Number of metal poles inspected (thousands)	474	450	3,079

Number of guards installed (thousands)	204	130	731

To conclude this analysis of environmental risks, it should be noted that this general action plan, which was first initiated in 1998, was discussed in the first 2001 Environmental Report, then in the 2002 Environmental Report, and in the 2003 Sustainable Development Report. It was also discussed in a special chapter in the 2004 Corporate Social Responsibility and Sustainable Development Report, which was published early in 2005.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

■	Electromagnetic fields

The wireless base stations in France and the United Kingdom comply with the standards of the International Commission on Non-Ionising Radiation Protection (ICNIRP) and, for France, with Decree 2002-775 of May 3, 2002. In the United Kingdom, the sites were audited by the public authorities, and the highest emissions value was 522 times lower than the ICNIRP limit, with most of the sites presenting average values of 10,000 to 100,000 times lower than this limit.

5.3.2.3 Compliance with environmental regulations

A European and French regulatory watch is performed at the central level (national and European texts). In 2006, the group plans to expand this watch to the Group’s principal countries.

For this purpose, a reference guide with information and analyses relating to environmental regulations with an impact on the operations of the Group in France is available to operational managers and all those participating in environmental policy. This guide is accessible from the France Télécom group Intranet. One update was completed in 2005 and another is planned early in 2006.

5.3.2.4 Environmental Management System (EMS)

To ensure control of environmental management and the development of the action program described above, an Environmental Management System (EMS), which complies with international standards (such as ISO 14001) has been established within pilot regional units and is being progressively expanded to other regional units. This program will be completed for France at the end of 2006.

Certain entities wanted to obtain ISO 14001 certification: France Télécom Marine, Mobinil in Egypt, and the Regional Department of Champagne Ardennes, along with the Regional Department of Bretagne and Orange France, which earned ISO 14001 certification in 2005.

The deployment of this Environmental Management System, which was approved by the France Télécom group Executive Committee in July 2004, will continue progressively in the other entities of the Group (including international) until the end of 2008.

5.4 INFLATION

The revenues from the operations of France Télécom have not been significantly impacted by inflation in recent years.

5.5 GLOSSARY

ARPU – Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.

ARPU – Orange ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network (see that definition) generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.

AUPU – Orange AUPU – (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

Average number of employees (full-time equivalent): average number of active employees over the period, prorated by their work time, including permanent and temporary contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease (see Note 3 to the consolidated financial statements).

Commercial expenses: see External purchases.

Data on a comparable basis: data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding financial year for the purpose of presenting, over comparable periods, financial data with comparable methods, consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding financial year the consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

External purchases: external purchases (see Note 6 to the consolidated financial statements) include:

-	Commercial expenses: include the purchase of handsets and other products sold, retail fees and commissions and advertising, promotional and sponsoring expenses;

-	Other external purchases include purchases from and payments to operators, overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT costs, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services costs.

Financial investments: acquisitions of securities and businesses, net of cash acquired, and investments in associates.

Free cash flow: net cash provided by operating activities, less net cash used in investing activities. Short-term marketable securities (SICAV de trésorerie) are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow, these short-term marketable securities are nevertheless considered as cash and included in this amount.

GOM: Gross operating margin. Revenues less external purchases, other operating expenses (net of other operating income) and personnel costs (wages and employee benefit expenses). The personnel costs (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation.

GOM - CAPEX: indicator of the gross operating margin (GOM) less capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments financed through finance leases (CAPEX).

-	Labour expenses (wages and employee benefit expenses): the personnel costs included in the determination of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between the gross operating margin (GOM) and operating income. Personnel costs (wages and employee benefit expenses) are net of the capitalized labour expenses;

-	and OPEX excluding personnel costs (wages and employee benefit expenses): operating expenses excluding labour expenses (wages and employee benefit expenses). Operating expenses, excluding labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see external purchases) and other operating income and expenses. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized costs.

Net financial debt: the net financial debt equals the total gross financial debt (converted at the closing rate), less active transaction derivatives, cash flow hedges and fair value hedges, less the paid guaranty deposits relating to the derivatives (cash collateral assets), less cash and cash equivalents, marketable securities and less certain guaranty deposits established for specific

ANALYSIS OF THE FINANCIAL SITUATION AND RESULTS

transactions (if the associated debt is included in the gross financial debt), and impacted by the effective portion of the cash flow hedges (see Note 19 to the consolidated financial statements).

Number of employees (active employees at end-of-period): the number of persons working on the last day of the period, including both permanent and fixed-term contracts.

Operating working capital requirements: net inventories, plus customer receivables, minus trade payables (excluding capital asset suppliers).

OPEX: operating expenses included in the determination of the gross operating margin (GOM - see Note 6 to the consolidated financial statements), including:

Organic cash flow: net cash provided by operating activities, less net cash used in investing activities, excluding proceeds from sale of investment securities and excluding acquisitions of securities and financial assets. Organic cash flow also corresponds to the net cash provided by operating activities, minus acquisitions of tangible and intangible assets, net of the change in non-current asset suppliers and net of the income from the disposal of tangible and intangible assets.

Orange churn rate (PCS segment): a measure of the number of customers leaving the Orange network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months by the weighted average number of customers over the same period.

Orange equipment revenues (PCS segment): Orange equipment revenues include the sale of mobile handsets and accessories.

Orange non-voice service revenues (PCS segment): revenues from non-voice services equal all revenues from wireless services, excluding revenues generated by “voice”. For example, they include the revenues generated by sending SMS (text messages), MMS (multimedia messages), data (WAP, GPRS and 3G) and the costs invoiced to the customer to purchase content (downloading ring tones, sports results, etc.), telemetry, mobile portals and their content.

Orange network revenues (PCS segment): the Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers and the traffic generated by mobile virtual network operators (MVNO). It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.

Orange subscribers acquisition costs (PCS segment): the acquisition costs per customer correspond to the sum of the acquisition costs of the handsets sold plus the commissions paid to distributors from which are deducted the revenues received from the sale of handsets for each new customer.

Orange subscribers retention costs (PCS segment): the costs of development per customer is equal to the sum of the acquisition costs of the handsets sold plus the commissions paid to distributors, from which are deducted the revenues received from the sale of handsets for each customer renewing a contract with Orange.

Other external purchases: see External purchases.

Personnel costs (wages and employee benefit expenses): see OPEX.

Statutory figures: statutory figures means data before elimination of inter-segment transactions.

II – CONSOLIDATED FINANCIAL DOCUMENTS

1. Statutory auditors’ report on the consolidated financial statements (year ended December 31, 2005)

Dear Shareholders,

In our capacity as statutory auditors, appointed by ministerial order, we have audited the accompanying consolidated financial statements of France Telecom for the year ended December 31, 2005.

The consolidated financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. These financial statements have for the first time been drawn up in accordance with IFRS, as adopted within the European Union. For comparison, they include data relative to FY 2004, restated in accordance with these same standards.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We hereby certify that the consolidated financial statements for the year, in view of IFRS as adopted within the European Union, are accurate and faithfully reflect the assets, liabilities, financial position and earnings of the consolidated group comprising the various structures and entities included in the basis for consolidation.

Without calling the opinion given above into question, we would however like to draw your attention to the following:

- Note 2.1.2, which, in connection with the application of IFRS as adopted within the European Union for the first time, presents the accounting positions retained by France Telecom in accordance with Sections 10 to 12 of IAS 8 (“Accounting Policies, Changes in Accounting Estimates and Errors”) for areas that are not covered by specific provisions under IFRS, as adopted within the European Union.

- Note 33, which specifies that the request submitted by the European Commission relative to the business tax system is included within the category of possible liabilities as per IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Explanation of our assessments

In accordance with the requirements of Article L.823-9 of the French Commercial Code (Code de Commerce) relating to the explanation of our assessments, we would like to draw your attention to the following information:

As stipulated in Note 1.2 to the consolidated financial statements, the management of France Telecom makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements as well as the accompanying notes. This note also states that the earnings generated may in fine differ from these estimates, depending on various assumptions or situations. In the context of our audit of the consolidated financial statements at December 31,

CONSOLIDATED FINANCIAL DOCUMENTS

2005, we considered that among the accounts that are subject to significant accounting estimates for which our assessments may be explained are those relating to goodwill, intangible and tangible assets, deferred tax assets and provisions for contingencies.

According to the French auditing standard applicable to accounting estimates, we have notably:

- with respect to the abovementioned assets, assessed the data and the assumptions on which the estimates are based, and more specifically cash flow projections prepared by the company’s operational management, reviewed the calculations made by the company and the sensitivity of the main values in use, assessed the accounting principles and methods used to determine fair values, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates.

- with respect to provisions for contingencies, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks in the notes to the consolidated financial statements, and reviewed the management approval procedure for such estimates.

In connection with the application of IFRS as adopted within the European Union for the first time, we have ensured that Note 2.1.2 to the financial statements gives appropriate information on the accounting positions retained by France Telecom for areas that are not covered by specific provisions under IFRS, as adopted within the European Union.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

Other procedures required by French law

Furthermore we also verified the information given in the Group’s management report. We have nothing to report with respect to the fairness of this information and its consistency with the consolidated financial statements.

Neuilly-sur-Seine and Paris-La Défense, February 14, 2006

The Statutory Auditors

DELOITTE & ASSOCIÉS	ERNST & YOUNG Audit

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2. Consolidated financial statements

2.1 CONSOLIDATED STATEMENT OF INCOME

(Amounts in millions of euros, except share data)
	Note	Year ended December 31, 2005	Year ended December 31, 2004
Net revenues	3-5	49,038	46,158
External purchases	3-6	(20,149)	(17,870)
Other operating income	3-6	411	561
Other operating expense	3-6	(2,122)	(2,076)
Labour expenses:
- Wages and employee benefit expenses	3-6	(8,762)	(8,850)

Gross operating margin		18,416	17,923

- Employee profit-sharing	3-6	(382)	(280)
- Share-based compensation	3-6	(178)	(399)
Depreciation and amortization	13-14	(7,034)	(7,990)
Impairment of goodwill	7	(11)	(534)
Impairment of non-current assets	7	(568)	(179)
Gains (losses) on disposal of assets	8	1,475	922
Restructuring costs	9	(454)	(181)
Share of profits (losses) of associates	15	20	30

Operating income		11,284	9,312

Interest expense	10	(3,045)	(3,621)
Foreign exchange gains (losses)	10	(147)	144
Discounting expense	10	(164)	(148)

Finance costs, net		(3,356)	(3,625)

Income tax	11	(1,568)	(2,477)

Consolidated net income after tax		6,360	3,210

Minority interests	30	(651)	(193)

Net income attributable to equity holders of France Telecom SA		5,709	3,017

Earnings per share (in euros)

Net income attributable to equity holders of France Telecom SA
- Basic		2.28	1.23
- Diluted		2.20	1.22

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2.2 CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)
	Note	At December 31, 2005	At December 31, 2004
ASSETS
Goodwill, net	12	33,726	27,589
Other intangible assets, net	13	18,865	15,632
Property, plant and equipment, net	14	28,570	26,502
Interests in associates	15	321	370
Assets available for sale	16	263	615
Other non-current financial assets and derivatives	17	1,506	4,285
Deferred tax assets	11	11,020	9,469

Total non-current assets		94,271	84,462

Inventories, net		854	644
Trade receivables, net	18	7,121	6,589
Other current assets	18	1,917	2,785
Current tax assets	11	313	88
Prepaid expenses	18	572	660
Other current financial assets and derivatives	17	205	312
Cash and cash equivalents	19	4,097	3,153

Total current assets		15,079	14,231
TOTAL ASSETS		109,350	98,693
EQUITY AND LIABILITIES
Share capital		10,412	9,869
Additional paid-in capital		15,131	12,675
Retained earnings (deficit)		(8,325)	(11,673)
Net income for the year		5,709	3,017
Translation adjustment		1,933	563

Equity attributable to equity holders of France Telecom SA		24,860	14,451

Minority interests		3,578	3,232

Total equity	30	28,438	17,683

Exchangeable or convertible bonds (non-current)	19	34,218	34,222
Other non-current financial debt and derivatives	19	8,418	8,571
Non-current employee benefits	26	679	628
Other non-current provisions	28	2,645	3,249
Other non-current liabilities	29	1,231	1,339
Deferred tax liabilities	11	3,720	1,978

Total non-current liabilities		50,911	49,987

Exchangeable or convertible bonds, and other current financial debt and derivatives	19	9,193	11,480
Accrued interest payables	19	1,396	1,172
Current employee benefits	26	1,763	1,982
Current provisions	28	1,847	1,943
Trade payables		9,518	7,757
Other current liabilities	29	2,192	2,688
Current tax payables	11	337	431
Deferred income	29	3,755	3,570

Total current liabilities		30,001	31,023
TOTAL EQUITY AND LIABILITIES		109,350	98,693

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2.3 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)			Attributable to equity holders of France Telecom SA
	Note	Number of shares in issue	Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Translation adjustments	Total	Minority interests	Total equity
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004		2,402,316,828	9,609	15,333	150	(148)	6	(15,311)		9,639	4,356	13,995

Unrealized foreign exchange gains (losses)									548	548	254	802
Gains (losses) on financial assets available for sale						(13)				(26)	(2)	(28)
Gains (losses) on cash flow hedges taken to equity					(26)					(13)	8	(5)
Deferred tax on items recognized directly in equity							15			15	(1)	14

Total income and expense recognized directly in equity (A)					(26)	(13)	15		548	524	259	783

Net income for the year (B)								3,017		3,017	193	3,210

Total recognized income and expense for the year (A+B)					(26)	(13)	15	3,017	548	3,541	452	3,993

Appropriation of France Telecom SA profit				(3,116)				3,116		0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of FT SA)	4	64,796,795	259	1,085						1,344	(1,220)	124
Commitments to purchase minority interests								308		308	197	505
Dividends	30			(617)						(617)	(107)	(724)
Equity share options issued	27							40		40	19	59
Other movements		219,803	1	(10)				190	15	196	(465)	(269)

Balance at December 31, 2004		2,467,333,426	9,869	12,675	124	(161)	21	(8,640)	563	14,451	3,232	17,683

Unrealized foreign exchange gains (losses)									1,380	1,380	193	1,573
Gains (losses) on financial assets available for sale					(1)					(1)	(1)	(2)
Gains (losses) on cash flow hedges taken to equity						(39)				(39)	(2)	(41)
Deferred tax on items recognized directly in equity							47			47	1	48

Total income and expense recognized directly in equity (A)					(1)	(39)	47		1,380	1,387	191	1,578

Net income for the year (B)								5,709		5,709	651	6,360

Total recognized income and expense for the year (A+B)					(1)	(39)	47	5,709	1,380	7,096	842	7,938

Share capital issued in connection with the acquisition of Amena	30	133,439,454	534	2,423						2,957		2,957
Impact of Amena acquisition	4										641	641
Capital increase (stock options exercised)	27/30	2,286,917	9	31						40		40
Equity share options issued: stock options	27							46		46	3	49
Equity share options issued: offer reserved for employees within the scope of the sale of shares owned by the French State	27							84		84	6	90
Equity share options issued: Orange liquidity contract: impact of the change to an equity-settled plan	27							284		284	1	285
Dividends	30							(1,184)		(1,184)	(409)	(1,593)
Impact of the purchase of minority interests in Orange Slovensko	4							394		394	(19)	375
Impact of the purchase of minority interests in Orange Romania	4							(11)		(11)	(120)	(131)
Impact of the acquisition of all of Equant’s assets and liabilities	4							7		7	(376)	(369)
Impact of the change in consolidation method for Senegalese entities (proportional to full consolidation)	4							83		83	386	469
Transfer of PTK-Centertel shares to TP SA	4							634		634	(634)	0
Other movements				2				(13)	(10)	(21)	25	4

Balance at December 31, 2005		2,603,059,797	10,412	15,131	123	(200)	68	(2,607)	1,933	24,860	3,578	28,438

CONSOLIDATED FINANCIAL DOCUMENTS

2.4 CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)
	Note	Year ended December 31, 2005	Year ended December 31, 2004
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA		5,709	3,017

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization	13-14	7,034	7,990
Impairment of non-current assets	7-13-14	568	179
Impairment of goodwill	7-12	11	534
Gain on diposals of assets	8	(1,475)	(922)
Change in other provisions		(1,265)	(1,296)
Share of profits (losses) of associates	15	(20)	(30)
Income tax	11	1,568	2,477
Interest income and expense		3,080	3,730
Minority interests	30	651	193
Foreign exchange gains and losses, net		1,059	(575)
Derivatives		(797)	329
Share-based compensation		139	342

Change in working capital (trade)
Decrease/(increase) in inventories (net)		(143)	15
Decrease/(increase) in trade accounts receivable		212	544
Increase/(decrease) in trade accounts payable		714	237

Change in working capital (non-trade)
Decrease/(increase) in other receivables		676	(579)
Increase/(decrease) in accrued expenses and other payables		(462)	352

Dividends and interest income received		284	184
Interests paid and interest rates effects on derivatives, net		(3,358)	(3,262)
Income tax paid		(811)	(762)

Net cash provided by operating activities		13,374	12,697

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	13-14	(6,142)	(5,141)
Increase/(decrease) in amounts due to fixed asset suppliers		34	(67)
Proceeds from sales of property, plant and equipment and intangible assets	13-14	215	199

Cash paid for investment securities, net of cash acquired
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	4	–	(2,373)
Payment of Equant CVRs		–	(2,015)
Purchase of Equant shares	4	(590)	–
Purchase of Orange shares (pursuant to tender offer followed by compulsory purchase procedure)	4	–	(469)
Purchase of Orange Romania shares	4	(404)	–
Acquisition of Amena	4	(6,038)	–
Purchase of Orange Slovensko shares	4	(502)	–
Cash paid for investment securities and acquired business, net of cash acquired		(69)	(66)

Proceeds from sale of other investment securities, net of cash transferred
Proceeds from sale of Pages Jaunes shares	4	440	1,443
Proceeds from sale of Orange Denmark shares	4	–	610
Proceeds from sale of STM shares	4	–	472
Proceeds from sale of Tower Participations	4	400	–
Proceeds from sale of cable activities	4	311	–
Proceeds from sale of Mobilcom shares	4	265
Proceeds from sale of other investment securities and businesses, net of cash transferred		179	190

Investments in associates	15	–	(14)
Decrease/(increase) in marketable securities and other long-term assets		224	1,640

Net cash used in investing activities		(11,677)	(5,591)

CONSOLIDATED FINANCIAL DOCUMENTS

(Amounts in millions of euros)
	Note	Year ended December 31, 2005	Year ended December 31, 2004
FINANCING ACTIVITIES
Issuances
Issuance of bonds convertible, exchangeable or redeemable into shares	19	2,485	3,922
Issuance of long-term debt	19	1,647	4,061

Redemptions and repayments
Redemption of bonds convertible, exchangeable or redeemable into shares	19	(4,736)	(8,384)
Repayment of long-term debt	19	(2,281)	(4,692)
Repayment of equity portion of hybrid debt	19-30	(21)	(31)
Repayment of in-substance defeasance deposit	17-19	574	–
Repayment of Tele Invest debt		–	(1,902)
Repayment of Tele Invest II debt	22	(351)	–

Increase/(decrease) in bank overdrafts and short-term borrowings	19	(134)	607
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	17	493	(219)
Exchange rates effects on derivatives, net		77	–
Capital increase	30	2,997	–
Minority shareholders’ contributions	30	16	107
Dividends paid to minority shareholders	30	(442)	(105)
Dividends paid	30	(1,184)	(710)

Net cash used in financing activities		(860)	(7,346)

Net change in cash and cash equivalents		837	(240)
Effect of exchange rates changes on cash and cash equivalents		107	23
Cash and cash equivalents at beginning of year		3,153	3,370

Cash and cash equivalents at end of year		4,097	3,153

Supplementary disclosures: see Note 31.

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2.5 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

1.1 DESCRIPTION OF BUSINESS

The France Telecom Group, including in particular its main subsidiaries Orange, Amena (the Spanish mobile operator and its subsidiaries, acquired in November 2005), TP Group (the Polish telecommunications operator TP SA and its subsidiaries), Equant and PagesJaunes Group, provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2 BASIS OF PREPARATION OF 2005 FINANCIAL DATA

In accordance with European regulation 1606/2002 dated July 19, 2002, the 2005 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) as adopted for use by the European Union. Comparative figures are presented for 2004 compiled using the same basis of preparation.

The principles applied to prepare financial data relating to the financial year 2005 are described in Note 2, and are based on:

-	all standards and interpretations endorsed by the European Union and applicable with effect from December 31, 2005;

-	IASs/IFRSs and related interpretations adopted for use by the European Union whose application will be compulsory after December 31, 2005 but for which the Group has opted for earlier application;

-	accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8;

-	the options and exemptions used by the Group.

In preparing the Group’s accounts, France Telecom’s management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. Management reviews these estimates if the circumstances on which they were based evolve, or in the light of new information or experience. Consequently, estimates made at December 31, 2005 may subsequently be changed.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment in developing and applying an accounting policy that results in information that is relevant and reliable, in that the financial statements:

-	represent faithfully the Group’s financial position, financial performance and cash flows;

-	reflect the economic substance of transactions;

-	are neutral;

-	are prudent; and

-	are complete in all material respects.

The consolidated financial statements are presented in euros, and have been prepared under the responsibility of the Board of Directors of February 13, 2006.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND CHANGES IN ESTIMATES

2.1 SIGNIFICANT ACCOUNTING POLICIES

This note describes the accounting principles applied to prepare the 2005 consolidated financial statements in accordance with IFRSs endorsed by the European Commission at December 31, 2005.

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2.1.1 EARLY APPLICATION OF STANDARDS, AMENDMENTS AND INTERPRETATIONS

To enhance comparability between the data for 2004 and 2005, the Group opted for early application of the following texts, with effect from January 1, 2004:

-	IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 32 – Financial Instruments: Disclosure and Presentation, which are applicable as from January 1, 2005;

-	IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations, which is applicable with effect from January 1, 2005;

-	IFRIC 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities, which is effective for accounting periods beginning after September 1, 2004;

-	IFRIC 4 – Determining Whether an Arrangement Contains a Lease. This interpretation concerning operating leases is effective for accounting periods beginning on or after January 1, 2006, though entities may opt for early application;

-	Final IAS 39 – Fair Value Option Amendment, which deals with the designation on initial recognition of a financial asset or liability at fair value through profit or loss. This amendment eliminates one of the exemptions adopted by the European Commission upon the endorsement of IAS 39. The Group has opted for early application of this amendment, which is effective from January 1, 2006.

However, France Telecom has not opted for early application of the following standards, amendments and interpretations (already adopted or in the process of being adopted by the European Union):

-	IFRS 7 – Financial Instruments – Disclosures, which is applicable with effect from January 1, 2007. IFRS 7 has not yet been approved by the European Commission;

-	IAS 19 Amendment to IAS 19 – Employee Benefits, applicable as from January 1, 2006;

-	IAS 39 – Cash Flow Hedge Accounting of Forecast Intragroup Transactions, applicable as from January 1, 2006;

-	IFRIC 6 – Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment. This interpretation is effective for accounting years beginning on or after December 1, 2005.

-	IFRIC 7 – Applying the Restatement Approach under IAS 29 – Financial Reporting in Hyperinflationary Economies, applicable for financial years beginning after March 2006. The provisions of IFRIC 7 would not apply at December 31, 2005.

France Telecom Group is currently analyzing the practical consequences of these new standards and interpretations and the impact of their application on its financial statements.

The Group is not concerned by interpretations IFRIC 2 – Members’ Shares in Co-operative Entities and Similar Instruments, and IFRIC 5 – Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds.

2.1.2 ACCOUNTING POSITIONS ADOPTED BY FRANCE TELECOM GROUP IN ACCORDANCE WITH PARAGRAPHS 10 TO 12 OF IAS 8 – ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES, AND ERRORS

The accounting positions described below are not specifically dealt with by any standards or interpretations endorsed by the European Commission.

Acquisitions of minority interests

These transactions are not addressed in any IAS or IFRS and the Group has therefore applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value

CONSOLIDATED FINANCIAL DOCUMENTS

adjustments to the assets and liabilities acquired. Depending on the IASB’s decision (“Business Combinations” Phase II), the accounting treatment described above may be changed.

The main items of goodwill arising on acquisitions of minority interests in 2005 concern Equant (€213 million), Orange Romania (€272 million), Orange Slovensko (€375 million) and Orange Dominicana (€24 million).

Commitments to purchase minority interests (put options)

Commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to the equity holders of France Telecom SA. The fair value of commitments to purchase minority interests is revised at each balance sheet date and the corresponding financial debt is adjusted with a contra-entry to financial income or expense. Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from the conditional put options, the Group submitted the issue to the IFRIC for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the findings of the IFRIC and IASB, the accounting treatment described above may be changed.

Conditional put options granted to minority shareholders amounted to € 73 million at December 31, 2005 and €547 million at December 31, 2004. The overall effect on equity attributable to equity holders of France Telecom SA arising from the recognition of these commitments as a debt is €45 million at December 31, 2005 (€422 million at December 31, 2004).

Transfers of consolidated shares with the Group resulting in changes in ownership interest

In the absences of specific quidance in IASs/IFRS, the Group applied and accounting policy to account for intercompany transfers of consolidated shares resulting in changes in ownership interest. The transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the account of the acquiring entities. The minority interests are adjusted to reflect the change in their share in the equity with the corresponding and opposite effect on the Group retained earnings, resulting in no impact on the profit and floss nor the shareholders’ equity.

Loyalty programs

IASs/IFRSs do not specifically address the accounting treatment of loyalty programs and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004. Two types of loyalty program exist within the Group, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of the related customer rights based on the fair value of these obligations.

The IFRIC is currently examining the accounting treatment of these programs under IAS/IFRS. The liability recognized for these programs amounts to €360 million at December 31, 2005 (€383 million at December 31, 2004).

Employee share offer

The Group considers that the grant date for the employee share offer corresponds to the date on which the main terms of the offer are announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE), which interprets this announcement date as being the grant date defined in IFRS 2 – Share-based Payment. The expense recognized for employee share offers in the 2005 financial statements amounts to €120 million (€190 million in 2004). If the grant date were the end of the subscription period, a further €2 million would have been

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expensed in 2005 (€177 million in 2004), mainly reflecting the change in the share price between the announcement date and the end of the subscription period.

Individual rights to training for employees (Droit Individuel à la Formation – DIF)

In accordance with Opinion 2004-F issued on October 13, 2004 by the CNC’s Comité d’urgence (Emerging Accounting Issues Committee) concerning statutory training rights, any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is to be disclosed in the notes to the financial statements, together with the number of training hours still to be claimed by employees.

In the limited number of cases (request for training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.1.3 OPTIONS AVAILABLE UNDER IASS/IFRSS AND USED BY FRANCE TELECOM GROUP

Certain IASs/IFRSs offer alternative methods of measuring and recognizing assets and liabilities. In this respect, the Group has chosen:

-	to continue to recognize inventories at their original cost, determined by the weighted average unit cost method, in accordance with IAS 2 – Inventories;

-	to measure property, plant and equipment using historical cost as deemed cost instead of remeasuring fair value at each closing, in accordance with IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets;

-	not to capitalize interest expense incurred during the construction and acquisition period of property, plant and equipment, as provided for under IAS 23 – Borrowing Costs;

-	to recognize actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan, in accordance with IAS 19 – Employee Benefits;

-	to continue to consolidate jointly-controlled companies using the proportional method, as provided for in IAS 31 – Interests in Joint Ventures.

Under IFRS 1 – First-time Adoption of International Financial Reporting Standards, certain exemptions are available regarding the retrospective application of IASs/IFRSs at the transition date (January 1, 2004 for the France Telecom Group). Accordingly, in order to prepare its opening balance sheet, the Group chose:

-	not to apply IFRS 3 dealing with business combinations prior to the transition date; IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other standards specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment;

-	to measure property, plant and equipment and intangible assets at historical cost, in accordance with IAS 16 and IAS 38, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom SA, which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996;

-	to recognize in equity all actuarial gains and losses existing at the transition date;

-	to transfer cumulative translation differences for all foreign operations to retained earnings at January 1, 2004. This adjustment has no impact on opening equity. The cumulative translation adjustment is therefore equal to zero at that date. The gain or loss on a subsequent disposal does not include translation differences that arose before the date of transition to IFRS (January 1, 2004);

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-	to change the classification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or available-for-sale investments;

-	to retrospectively apply the provisions of IFRS 2 – Share-based Payment to equity-settled and cash-settled plans. All plans, including those implemented prior to November 7, 2002, are therefore accounted for in accordance with IFRS 2. Plans issued prior to December 31, 2003 have been valued in accordance with US GAAP (SFAS 123) using the Black-Scholes model. Effective from January 1, 2004, all new plans are valued in accordance with IFRS 2 using a binomial model;

-	lastly, the Group has prospectively applied with effect from January 1, 2004 the amendment to IAS 39 concerning fair value accounting for financial assets and liabilities on initial recognition in the absence of an active market.

France Telecom is not affected by the exemption regarding hybrid financial instruments as the liability component of its perpetual bonds redeemable for shares (TDIRAs) was not extinguished at the date of transition to IFRS.

The Group is not concerned by the provisions of IFRS 4 – Insurance Contracts at the transition date.

2.1.4 PRESENTATION OF THE FINANCIAL STATEMENTS

As allowed under IAS 1 – Presentation of Financial Statements, expenses are presented by nature in the consolidated income statement. The presentation of the income statement under IFRS is significantly different from that under French GAAP, with the inclusion in operating income of items presented as non-operating income and expense in the French GAAP income statement and of goodwill amortization and impairment losses.

Under IFRS, operating income corresponds to net profit before:

-	financial income;

-	finance costs;

-	income taxes (current and deferred taxes);

-	profits and losses of discontinued operations and operations held for sale.

Gross operating margin, a sub-total calculated by France Telecom in accordance with paragraph 83 of IAS 8, corresponds to operating income before:

-	employee profit-sharing;

-	share-based compensation;

-	depreciation and amortization expense;

-	impairment of goodwill and other non-current assets;

-	gains and losses on disposal of assets;

-	restructuring costs;

-	share of profits (losses) of associates;

-	impairment of goodwill on associates.

In accordance with IFRS 5, the assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. Profits or losses of discontinued operations are reported on a separate line of the income statement. IFRS 5 defines a discontinued operation as a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations.

2.1.5 EARNINGS PER SHARE

The Group discloses both basic earnings per share and diluted earnings per share. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary

CONSOLIDATED FINANCIAL DOCUMENTS

shares of potentially dilutive instruments outstanding at year-end. These include stock options backed by a liquidity contract set up by the Group in favor of Orange option holders, and Wanadoo stock options. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom SA, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.1.6 CONSOLIDATION RULES

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity, or when one of the following four criteria is met:

-	power over more than one half of the voting rights of the other entity by virtue of an agreement;

-	power to govern the financial and operating policies of the other entity under a statute or agreement;

-	power to appoint or remove the majority of the members of the board of directors or equivalent governing body of the other entity;

-	power to cast the majority of votes at meetings of the board of directors or equivalent governing body of the other entity.

Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully consolidated subsidiaries that are not wholly owned, indirect minority interests in these subsidiaries are recognized separately in the France Telecom consolidated financial statements.

Companies over which France Telecom exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the balance sheet date.

Material intercompany transactions and balances are eliminated in consolidation.

2.1.7 EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into France Telecom’s presentation currency (euros) as follows:

-	assets and liabilities are translated at the year-end rate;

-	items in the statement of income are translated at the average rate for the year;

-	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

Hyperinflationary economies

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are adjusted for the effects of inflation prior to translation into euros as follows:

-	non-monetary balance sheet, statement of income and cash flow items are adjusted for inflation based on the change in a general price index from the date of acquisition to the balance sheet date;

CONSOLIDATED FINANCIAL DOCUMENTS

-	the exchange gain or loss on the subsidiary’s net monetary position during the period (determined based on the change in the general price index over the same period) is recognized in the income statement under exchange gains and losses;

-	the differences resulting from the application of the index of prices in force at the balance sheet date to monetary and non-monetary items reflected in the opening balance sheet are recorded as a separate component of shareholders’ equity.

The financial statements of foreign subsidiaries previously adjusted for inflation as described above are subsequently translated into euros as follows:

-	assets, liabilities, statement of income and cash flow items are translated at the year-end rate;

-	the translation gains and losses resulting from the use of the year-end exchange rate to translate assets and liabilities presented in the opening balance sheet are recorded as a separate component of shareholders’ equity.

Transactions in foreign currencies

The principles covering the measurement and recognition of transactions in foreign currencies are set out in IAS 21 – The Effects of Changes in Foreign Exchange Rates. In accordance with this standard, transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the year-end exchange rate and the resulting translation differences are recorded in the income statement:

-	in operating income for commercial transactions;

-	in financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in Note 2.1.16. Currency derivatives are recognized in the balance sheet at fair value at each period-end. Gains and losses arising from remeasurement at fair value are recognized:

-	in operating income for fair value hedges of commercial transactions;

-	In financial income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

2.1.8 NET REVENUES

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 – Revenue:

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When the equipment is sold by a third-party retailer (indirect distribution channel) who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognized when the equipment is sold to the end-customer in an amount reflecting the Group’s best estimate of the retail price.

Equipment rentals

In accordance with IFRIC 4 – Determining Whether an Arrangement Contains a Lease, equipment for which a right of use is granted in analyzed in accordance with IAS 17 – Leases.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit. Deferred tax is recognized on restatements of finance leases.

Service revenues

Telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the service period.

CONSOLIDATED FINANCIAL DOCUMENTS

Charges for incoming and outgoing telephone calls are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use – IRU) are recognized on a straight-line basis over the life of the contract.

Service Level Agreement penalties paid to customers are recorded as a deduction from revenues.

Revenue-sharing arrangements (premium rate numbers, audiotel, special numbers for Internet dial-up) are recognized gross, or net of content or service provider fees when the provider is responsible for the service rendered and for setting the price to be paid by subscribers.

Revenues from the supply of content are also recognized gross, or net of the amount due to the content provider, when the latter is responsible for the service content and for setting the price to subscribers.

Revenues from Internet advertising and from the sale of advertising space in online directories are recognized over the period during which the advertisement appears. Revenues from the sale of advertising space in printed directories are recognized when the directory is published.

Separable components of packaged and bundled offers

Sales of packaged mobile and Internet offers are considered as comprising identifiable and separate components to which general revenue recognition criteria can be applied separately. Numerous service offers on the Group’s main markets are made up of two components, a product (e.g. mobile handset) and a service. Once the separate components have been identified, the amount received or receivable from the customer is allocated based on each component’s fair value. The sum allocated to delivered items is limited to the amount that is not dependent on the delivery of other items. For example, the sum allocated to delivered equipment generally corresponds to the price paid by the end-customer for that equipment. The balance of the amount received or receivable is contingent upon the future delivery of the service.

Offers that cannot be analyzed between separately identifiable components, because the commercial effect cannot be understood without reference to the series of transactions as a whole, are treated as bundled offers. Revenues from bundled offers are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Complex contracts

France Telecom offers customized solutions in particular to its business customers. The related contracts are analyzed as multiple-elements transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Telecom under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancelable period.

Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts) in exchange for present and past use of the service (volume-based incentives).

CONSOLIDATED FINANCIAL DOCUMENTS

Two types of loyalty program exist, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of customer rights, at the fair value of these obligations.

Exchanges of goods or services

Revenues from barter transactions are recognized only when the actual value of the exchanged services can be determined, at the fair value of the goods or services provided or received, whichever is more readily determinable, irrespective of whether or not the bartered goods or services are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the Group with other third parties in identical conditions, the fair value of which can be measured reliably. If fair value cannot be estimated reliably, the transaction is valued either at the book value of the asset given in the exchange or at a nil value. Accordingly:

-	cooperative advertising agreements with certain suppliers are recognized in revenues when the Group receives a fee for an identifiable service and the fair value of that service can be measured reliably. In all other cases, revenues from cooperative advertising agreements are accounted for as a deduction from the expenses incurred with the supplier. As a general rule, no amounts are recognized in revenues for cooperative advertising agreements.

-	call terminations from mobile to mobile, which were not invoiced (income and expenses) between French mobile operators until December 31, 2004, have been treated as an exchange of goods and services, the fair value of which is not determinable for the year ended December 31, 2004, and no revenue has been recognized on these calls. Since 2005, these call terminations have been invoiced.

2.1.9 SUBSCRIBER ACQUISITION COSTS, ADVERTISING AND RELATED COSTS

Subscriber acquisition and retention costs, other than loyalty program costs (see Note 2.1.8), are recognized as an expense for the period in which they are incurred.

Advertising, promotion, sponsoring, communication and brand marketing costs are also expensed as incurred.

2.1.10 BORROWING COSTS

The Group does not capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets.

2.1.11 SHARE ISSUANCE COSTS

External costs directly related to share issues are deducted from the related premium, net of any tax saving. Other costs are expensed as incurred.

2.1.12 GOODWILL

Goodwill represents the excess of the purchase cost of shares in consolidated companies, including transaction expenses, over the Group’s corresponding equity in the fair value of the underlying net assets at the date of acquisition. When full control is acquired, goodwill is deemed equal to fair value as established by reference to the market value of the underlying shares, or in the absence of an active market, by using generally accepted valuation methods such as those based on revenues or costs. Where full control is not acquired, the assets and liabilities acquired are not remeasured.

Impairment tests and Cash Generating Units

In accordance with IFRS 3 – Business Combinations, goodwill is not amortized but is tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 – Impairment of Assets requires these tests to be performed either at the level of each Cash Generating Unit (CGU) to which the goodwill has been allocated (a Cash Generating Unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets); or at the level of a

CONSOLIDATED FINANCIAL DOCUMENTS

group of CGUs within a business or geographical segment that represent the lowest level at which management monitors return on investment of these acquisitions.

France Telecom generally measures the recoverable amount of goodwill at the level of the group of activities within the business segment or the geographical segment.

Recoverable amount

To determine whether goodwill has been impaired, the carrying value of the assets and liabilities of the CGU (or group of CGUs) is compared to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined on the basis of available market information taking into account specific circumstances.

Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs, including goodwill. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by France Telecom management, as follows:

-	cash flow projections are based on the five-year business plan;

-	cash flow projections beyond the five-year timeframe are extrapolated by applying a declining or flat growth rate over the next two years, followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

-	the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Goodwill impairment losses are recorded in the income statement as a deduction from operating income.

If the business is intended to be sold, the recoverable amount is determined based on the best estimate of the fair value less costs to sell.

2.1.13 INTANGIBLE ASSETS

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, development costs and software, are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally developed trademarks and subscriber bases are not recognized in intangible assets.

Trademarks

Trademarks have an indefinite useful life and are not amortized, but are tested for impairment (see Note 2.1.15). Finite-lived trademarks are amortized over their expected useful lives.

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between three and seven years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a third generation mobile network (UMTS) in France is recorded in

CONSOLIDATED FINANCIAL DOCUMENTS

an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (corresponding to 1% of qualifying revenues generated by the third generation network) is expensed as incurred.

Research and development costs

Under IAS 38 – Intangible Assets, development costs must be recognized as an intangible asset when the following can be demonstrated:

-	the intention to complete the intangible asset and use or sell it and the availability of adequate technical, financial and other resources for this purpose;

-	how the intangible asset will generate probable future economic benefits for the Group;

-	the Group’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred. Development costs recognized as an intangible asset are amortized on a straight-line basis over their estimated useful life, generally not exceeding three years.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

Software

Software is amortized on a straight-line basis over the expected life, not to exceed five years.

Other development costs

Website development costs are capitalized when all of the following conditions are met:

-	it is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it;

-	the website will generate future economic benefits;

-	the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Website development costs are expensed as incurred or recognized as an intangible asset depending on the phase:

-	initial design costs are expensed as incurred;

-	qualifying development and graphic design costs are recognized as an intangible asset;

-	expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and if it can be reliably estimated and attributed to the website.

2.1.14 PROPERTY, PLANT AND EQUIPMENT

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

CONSOLIDATED FINANCIAL DOCUMENTS

The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Indefeasible Rights of Use (IRU)

Indefeasible Rights of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

Government grants

France Telecom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Telecom are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Telecom when:

-	the lease transfers ownership of the asset to the lessee by the end of the lease term;

-	the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

-	the lease term is for the major part of the estimated economic life of the leased asset;

-	at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Depreciation

Items of property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively (see Note 2.2).

CONSOLIDATED FINANCIAL DOCUMENTS

2.1.15 IMPAIRMENT OF NON-CURRENT ASSETS OTHER THAN GOODWILL

In the case of an other-than-temporary decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized.

Each group of assets (Cash Generating Unit) is tested for impairment by comparing its recoverable amount to its net book value. When an asset or group of assets is found to be impaired, the recognized impairment loss is equal to the difference between its net book value and recoverable amount.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

The recoverable amount of an asset is generally determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

2.1.16 FINANCIAL ASSETS AND LIABILITIES

Financial assets include available-for-sale assets, held-to-maturity assets, assets held for trading, derivative instruments, cash collateral paid on derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, derivative instruments, cash collateral received on derivative instruments and accounts payable.

Financial assets and liabilities are measured and recognized in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Measurement and recognition of financial assets

Held-to-maturity assets

Held-to-maturity assets are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables, that the Group has the positive intention and ability to hold to maturity. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method.

At each balance sheet date, the Group assesses whether there is any objective evidence that held-to-maturity assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in equity.

Fair value corresponds to market price for listed securities and estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

When there is objective evidence that available-for-sale assets are impaired, the cumulative impairment loss included in equity is taken to income.

Loans and receivables

Loans and receivables include loans to and receivables from non-consolidated companies, other loans and receivables and trade receivables. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method. Short-term receivables

CONSOLIDATED FINANCIAL DOCUMENTS

with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Cash flows on loans and receivables at variable rates of interest are remeasured periodically, to take into account changes in market interest rates.

At each balance sheet date, the Group assesses whether there is any objective evidence that loans or receivables are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Assets at fair value through profit or loss

Assets at fair value through profit or loss are assets held for trading that the Group acquired principally for the purpose of selling them in the near term in order to realize a profit, that form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. This category also includes assets not fulfilling the above criteria that the Group has opted to measure using the fair value option.

Assets at fair value through profit or loss, consisting mainly of mutual fund units, are carried in the balance sheet under “Other financial and current assets”.

Cash and cash equivalents

Cash equivalents are held primarily to meet the Group’s short-term cash needs rather than for investment or other purposes. They consist of highly-liquid instruments that are readily convertible into known amounts of cash and are not exposed to any material risk of impairment.

Measurement and recognition of financial liabilities

Financial liabilities

With the exception of financial liabilities held for trading, bonds redeemable for STM shares, Amena’s credit lines, and derivative instruments which are measured at fair value through profit or loss, borrowings and other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost by the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the sums paid or received in exchange for the liability. The costs are subsequently amortized over the life of the debt, by the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, when appropriate, through the period to the next interest adjustment date, to the net carrying amount of the financial liability. The calculation includes all fees and points paid or received between parties to the contract.

Certain borrowings are designated as being hedged by fair value hedges. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized liability or an identified portion of the liability, that is attributable to a particular risk and could affect profit or loss.

Certain other financial liabilities are designated as being hedged by cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized liability or a highly probable forecast transaction (such as a purchase or sale) and could affect profit or loss.

Concerning the bonds redeemable for STM shares, it is not possible to measure the embedded derivative separately from the host contract either at acquisition or at a subsequent financial reporting date; consequently, the entire combined contract is treated as a financial liability at fair value through profit or loss.

Hybrid instruments

Certain financial instruments comprise both a liability component and an equity component. They include perpetual bonds redeemable for shares (TDIRAs), bonds convertible into or exchangeable for new or existing shares (OCEANEs) and bonds with an exchange option.

CONSOLIDATED FINANCIAL DOCUMENTS

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Financial liabilities held for trading

Financial liabilities held for trading are measured at fair value.

Measurement and recognition of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in the income statement.

Hedging instruments

Derivative instruments may be designated as fair value hedges or cash flow hedges:

-	A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk – notably interest rate and currency risks – and could affect profit or loss.

-	A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

A hedging relationship qualifies for hedge accounting when:

-	at the inception of the hedge, there is formal designation and documentation of the hedging relationship;

-	at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125 per cent).

The effects of applying hedge accounting are as follows:

-	for fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value;

-	for cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged item affects profit or loss.

2.1.17 INVENTORIES

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

2.1.18 DEFERRED TAXES

In accordance with IAS 12 – Income Taxes, deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

CONSOLIDATED FINANCIAL DOCUMENTS

IAS 12 requires, in particular, the recognition of deferred tax liabilities on all intangible assets recognized in business combinations (trademarks, subscriber bases, etc.).

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

-	the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

-	it is probable that the temporary difference will not reverse in the foreseeable future.

In practice, this means that for fully and proportionally consolidated companies, a deferred tax liability is recognized for taxes payable on planned dividend distributions by these companies.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

2.1.19 COMMITMENTS TO PURCHASE MINORITY INTERESTS (PUT OPTIONS)

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests are included in total equity.

Pursuant to IAS 27 and IAS 32 – Financial Instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized at fair value as a financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA. The fair value of commitments to purchase minority interests is revised at each year-end and the corresponding financial debt is adjusted with a contra-entry to financial income or expense.

2.1.20 PROVISIONS

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a “contingent liability”.

Contingent liabilities – corresponding to probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, or to present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability – are disclosed in the notes to the financial statements.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the balance sheet date.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. In accordance with paragraphs 36 and 37 of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, the provision was based on the best estimate of the amount required to settle the obligation. It is discounted by

CONSOLIDATED FINANCIAL DOCUMENTS

applying a discount rate that reflects the passage of time, based on a risk-free rate of return. The amount of the provision is revised yearly and adjusted where appropriate, with a contra-entry to the asset to which it relates.

2.1.21 PENSIONS AND SIMILAR BENEFITS

These benefits are offered under defined contribution and defined benefit plans. The Group’s obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

Post-employment benefits

In accordance with IAS 19, obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted.

The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning future interest rates (to determine the discount rate) and inflation. These assumptions are made at the level of each individual entity, based on its local macro-economic environment.

Civil servants’ pension plans in France

Civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plan. France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

Retirement bonuses and other similar benefits

Under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses subsequent to retirement. The amount of these payments depends on their years of service and end-of-career salary.

Benefits other than pensions

France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

Other long-term benefits

Other long-term benefits consist mainly of long-service awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

Termination benefits

Early retirement plan in France

France Telecom has set up an early retirement plan for civil servants and employees under contract. Under the terms of the plan, which will expire on December 31, 2006, France Telecom employees aged 55 and over who have completed at least 25 years’ service, are eligible to take early retirement at 70% of their salary for the period up to the statutory retirement age of 60. Participants also receive a lump-sum payment which is equal to one year’s salary if they take early retirement at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

Under IAS 19, the benefit is treated in the same way as lump-sum benefits payable on termination of service and a provision is recognized for the obligation, based on actuarial assumptions.

Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions.

CONSOLIDATED FINANCIAL DOCUMENTS

For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

2.1.22 SHARE-BASED COMPENSATION

In accordance with IFRS 2 – Share-based Payment, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

Employee share offers

Following the sale by the State of a portion of France Telecom’s capital, shares were offered to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

The Group considers that the grant date of this employee share offer corresponds to the date on which the main terms of the offer were announced. This treatment complies with the recommended method set out in the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE ).

Shares granted to employees were valued by the Group at fair value at the grant date. As no vesting period applies, the amount was recorded immediately in labour expenses, with an adjustment to equity.

Other share-based payments

The cost of the employee share offer corresponds to the fair value of the rights to shares at the grant date. The value of stock options is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in labour expenses on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period – and in equity for equity-settled plans or in debt for cash-settled plans.

2.1.23 TREASURY SHARES

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

2.2 CHANGES IN ESTIMATES

Useful life

Property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed.

As described in Note 2.1.14, useful lives of assets are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively, in accordance with IAS 8, and the depreciation charge for the current year and future accounting periods is adjusted accordingly. The main impacts of this analysis carried out within Group companies in 2005 are described below.

CONSOLIDATED FINANCIAL DOCUMENTS

Home Communications Services

France

The useful lives of assets belonging to entities in the Home segment were revised in light of France Telecom’s highly successful broadband network service offering, and the lack of any genuine alternative technologies that have emerged to support these services. This led to a reduction in the depreciation expense for 2005.

	Useful life in 2004	Useful life in 2005	Impact on depreciation
(in € millions)			December 31, 2005
Civil works	20 years	30 years	194
Cables and local loop equipment	15 years	20 years	82
Telegraph poles	15 years	28 years	13
Other	–	–	(7)

Total	–	–	282

The impact on subsequent accounting periods of extending the useful lives of these non-current assets will depend on new inflows of assets within the asset categories concerned. Accordingly, no specific forecasts can be made in respect of future trends.

Poland

As a result of work carried out in Poland, a greater number of components were identified for local loop assets and transmission/switching equipment. The impact of these newly identified components and the corresponding revised useful lives amounts to €51 million at December 31, 2005 and mainly concerns public infrastructure and cables. The impact on subsequent accounting periods of extending the useful lives of these non-current assets will depend on new inflows of assets within the asset categories concerned. Accordingly, no specific forecasts can be made in respect of future trends.

Personal Communications Services

The analysis carried out in this segment concerns mainly public infrastructure and pylons belonging to entities which previously formed part of Orange, leading to a decrease of €55 million in the depreciation expense for 2005.

The impact on subsequent accounting periods of extending the useful lives of these non-current assets will depend on new inflows of assets within the asset categories concerned. Accordingly, no specific forecasts can be made in respect of future trends.

NOTE 3 - RESTATED SEGMENT INFORMATION

Following the changes in the Group’s management structure, effective as from January 1, 2005, the Group now has four reportable business segments. To facilitate period-on-period comparisons, in the segment analyses presented below the 2004 information has been adjusted to reflect the new organization applicable in 2005.

The Group’s four reportable business segments are now:

-	Personal Communication Services, covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and in the rest of the world. This segment includes the entire Orange and Amena subsidiaries, as well as the mobile telephony business of TP Group (with its subsidiary PTK Centertel) and that of other international companies in the Group.

-	Home Communication Services, covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) and revenues from distribution and from the support functions provided to other segments of France Telecom Group. This item corresponds to the activities previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment (other than services to businesses in France) and in the Wanadoo subsidiary, as well as the fixed telephony and the Internet activities of TP Group and other international companies of the Group.

CONSOLIDATED FINANCIAL DOCUMENTS

-	Enterprise Communication Services, covering corporate communications services in France and worldwide services to enterprises. This segment covers the services to enterprises in France previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, as well as the global services (activities of the subsidiary Equant).

-	Directories, corresponding to the activities of the PagesJaunes group.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s gross operating margin.

Segment results correspond to operating income, excluding gains and losses on disposals of assets and the share of the profits or losses of associates not directly related to the segment concerned.

The Group has six geographic segments, including the four main geographic markets (France, the United Kingdom, Poland and Spain), Other European countries and the Rest of the world.

3.1 ANALYSIS BY BUSINESS SEGMENT

3.1.1 MAIN OPERATING INDICATORS PER SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2005

Income statement for the year ended December 31, 2005:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Net revenues	23,535	22,534	7,785	1,061	(5,877)	49,038
- External	22,576	17,986	7,428	1,048	–	49,038
- Inter-segment	959	4,548	357	13	(5,877)	–

Gross operating margin	8,471	7,538	1,949	463	(5)	18,416
Employee profit-sharing	(75)	(253)	(21)	(33)	–	(382)
Share-based compensation	(45)	(92)	(21)	(20)	–	(178)
Depreciation and amortization	(3,436)	(3,116)	(477)	(10)	5	(7,034)
Impairment of goodwill	–	(11)	–	–	–	(11)
Impairment of non-current assets	(363)	(14)	(191)	–	–	(568)
Gains (losses) on disposal of assets	–	–	–	–	1,475	1,475
Restructuring costs	(1)	(380)	(73)	–	–	(454)
Share of profits (losses) of associates	(15)	35	–	–	–	20
Operating income						11,284
- Allocated by segment	4,536	3,707	1,166	400		9,809
- Not allocable					1,475	1,475
Interest expense	–	–	–	–	(3,045)	(3,045)
Foreign exchange gains (losses)	–	–	–	–	(147)	(147)
Discounting expense	–	–	–	–	(164)	(164)
Income tax	–	–	–	–	(1,568)	(1,568)
Net income before minority interests						6,360

Non-cash income and expense items included in operating income allocated by business segment	(3,647)	(2,136)	(645)	(25)		(6,453)

Investments in property, plant and equipment and intangible assets
- UMTS and GSM licenses	97	–	–	–	–	97
- excluding UMTS and GSM licenses	3,130	2,537	370	12	(4)	6,045
- financed through finance leases	2	–	1	–	–	3
Total investments	3,229	2,537	371	12	(4)	6,145

CONSOLIDATED FINANCIAL DOCUMENTS

Balance sheet at December 31, 2005:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Goodwill, net	27,276	5,958	255	237	–	33,726
Other intangible assets, net	17,023	1,614	218	10	–	18,865
Property, plant and equipment, net	12,055	15,775	722	18	–	28,570
Interests in associates	306	15	–	–	–	321
Non-segment non-current assets	–	–	–	–	12,789	12,789
Non-current assets						94,271

Inventories, net	538	267	44	5	–	854
Trade receivables, net(1)	3,627	4,603	984	473	(2,566)	7,121
Other current assets	779	961	226	40	(89)	1,917
Prepaid expenses	250	293	53	56	(80)	572
Non-segment current assets	–	–	–	–	4,615	4,615
Current assets						15,079

Total assets						109,350
- o/w segment assets	61,854	29,486	2,502	839	(2,735)	91,946
- o/w non-segment assets	–	–	–	–	17,404	17,404

Equity						28,438

Non-current employee benefits	35	531	88	25	–	679
Other non-current provisions	352	2,175	110	8	–	2,645
Other non-current liabilities	306	918	7	2	(2)	1,231
Non-segment non-current liabilities	–	–	–	–	46,356	46,356
Non-current liabilities						50,911

Current provisions	251	1,530	65	1	–	1,847
Current employee benefits	329	1,079	267	88	–	1,763
Trade payables	6,376	4,672	925	124	(2,579)	9,518
Other current liabilities	795	1,183	190	101	(77)	2,192
Deferred income	1,537	1,472	233	592	(79)	3,755
Non-segment current liabilities	–	–	–	–	10,926	10,926

Current liabilities						30,001

Total equity and liabilities						109,350
- o/w segment liabilities	9,981	13,560	1,884	941	(2,737)	23,630
- o/w non-segment liabilities	–	–	–	–	85,720	85,720

(1)	Some trade receivables generated by the Enterprise segment are included in the Home segment, which is responsible for their collection. Their reallocation would amount to approximately €350 million.

CONSOLIDATED FINANCIAL DOCUMENTS

3.1.2 MAIN OPERATING INDICATORS PER SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2004:

Income statement for the year ended December 31, 2004:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Net revenues	20,564	22,440	8,235	978	(6,059)	46,158
- External	19,521	17,814	7,858	965	–	46,158
- Inter-segment	1,043	4,626	377	13	(6,059)	–

Gross operating margin	8,076	7,401	2,039	407	–	17,923
Employee profit-sharing	(72)	(156)	(22)	(30)	–	(280)
Share-based compensation	(124)	(212)	(38)	(25)	–	(399)
Depreciation and amortization	(3,388)	(3,935)	(657)	(10)	–	(7,990)
Impairment of goodwill	–	–	(534)	–	–	(534)
Impairment of non-current assets	(5)	10	(184)	–	–	(179)
Gains (losses) on disposal of assets	–	–	–	–	922	922
Restructuring costs	(15)	(134)	(32)	–	–	(181)
Share of profits (losses) of associates	–	17	12	1	–	30
Operating income						9,312
- Allocated by segment	4,472	2,991	584	343	–	8,390
- Not allocable	–	–	–	–	922	922
Interest expense	–	–	–	–	(3,621)	(3,621)
Foreign exchange gains (losses)	–	–	–	–	144	144
Discounting expense	–	–	–	–	(148)	(148)
Income tax	–	–	–	–	(2,477)	(2,477)
Net income before minority interests						3,210

Non-cash income and expense items included in operating income allocated by business segment	(3,328)	(2,917)	(1,306)	(27)	–	(7,578)

Investments in property, plant and equipment and intangible assets
- UMTS and GSM licenses	7	–	–	–	–	7
- excluding UMTS and GSM licenses	2,695	2,051	388	8	(8)	5,134
- financed through finance leases	24	–	–	–	–	24
Total investments	2,726	2,051	388	8	(8)	5,165

CONSOLIDATED FINANCIAL DOCUMENTS

Balance sheet at December 31, 2004:

At December 31, 2004 (in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations and unallocated items	Group total
Goodwill, net	21,587	5,740	32	230	–	27,589
Other intangible assets, net	13,831	1,337	457	7	–	15,632
Property, plant and equipment, net	9,495	16,181	809	17	–	26,502
Interests in associates	–	262	93	15	–	370
Non-segment non-current assets	–	–	–	–	14,369	14,369
Non-current assets						84,462

Inventories, net	386	227	19	12	–	644
Trade receivables, net (1)	2,835	4,729	1,075	431	(2,481)	6,589
Other current assets	1,012	1,488	251	44	(10)	2,785
Prepaid expenses	215	383	67	40	(45)	660
Non-segment current assets	–	–	–	–	3,553	3,553
Current assets						14,231

Total assets						98,693
- o/w segment assets	49,361	30,347	2,803	796	(2,536)	80,771
- o/w non-segment assets	–	–	–	–	17,922	17,922

Equity						17,683

Non-current employee benefits	13	519	74	22	–	628
Other non-current provisions	215	2,869	157	8	–	3,249
Other non-current liabilities	250	1,089	–	–	–	1,339
Non-segment non-current liabilities	–	–	–	–	44,771	44,771
Non-current liabilities						49,987

Current provisions	164	1,749	30	–	–	1,943
Current employee benefits	600	1,034	266	82	–	1,982
Trade payables	4,550	4,536	993	107	(2,429)	7,757
Other current liabilities	999	1,473	212	91	(87)	2,688
Deferred income	1,249	1,487	319	535	(20)	3,570
Non-segment current liabilities	–	–	–	–	13,083	13,083
Current liabilities						31,023

Total equity and liabilities						98,693
- o/w segment liabilities	8,040	14,756	2,051	845	(2,536)	23,156
- o/w non-segment liabilities	–	–	–	–	75,537	75,537

(1)	Some trade receivables generated by the Enterprise segment are included in the Home segment, which is responsible for their collection. Their reallocation would amount to approximately €600 million.

CONSOLIDATED FINANCIAL DOCUMENTS

3.2 ANALYSIS BY GEOGRAPHIC SEGMENT

3.2.1 REVENUE CONTRIBUTION

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
France	28,455	27,365
United Kingdom	6,209	6,097
Poland	4,543	4,082
Spain(1)	1,228	607
Other European countries	4,553	4,314
Rest of the world(2)	4,050	3,693
Group total	49,038	46,158
(1)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).
(2)	Includes all Equant group companies.

3.2.2 INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (INCLUDING FINANCE LEASES)

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
France	2,972	2,673
United Kingdom	622	589
Poland	758	699
Spain(1)	281	110
Other European countries	799	625
Rest of the world(2)	713	469
Group total	6,145	5,165

(1)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).
(2)	Includes all Equant group companies.

3.2.2 PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET (EXCLUDING GOODWILL)

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
France	15,503	15,892
United Kingdom	13,215	13,524
Poland	7,157	7,112
Spain(1)	5,510	352
Other European countries	3,484	3,393
Rest of the world(2)	2,566	1,861
Group total	47,435	42,134
(1)	The change from 2004 to 2005 is mainly due to the acquisition of Amena (see Note 4).
(2)	Includes all Equant group companies.

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 4 - MAIN ACQUISITIONS AND DISPOSALS, AND OTHER CHANGES IN THE SCOPE OF CONSOLIDATION

YEAR ENDED DECEMBER 31, 2005

Main acquisitions

■	Increased stake in Orange Slovensko

On November 9, 2005, France Telecom acquired 36.1% of Orange Slovensko (representing 12,197,012 shares) from a group of minority stakeholders for a total cash consideration of USD 628 million (€502 million). This transaction raised the Group’s total stake in the company from 63.9% to 100.0%. Goodwill relating to this transaction amounted to €375 million. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 in an amount of €500 million (see Note 19). On November 9, 2005, this liability was reversed to reflect the cash paid out.

■	Acquisition of Amena shares

Details of the transaction

According to the terms of an agreement signed July 29, 2005 with the shareholders of Auna, France Telecom acquired 28,971,688 Auna shares and 260,554 Multimedia Cable shares on November 8, 2005 for a total cash consideration of €6.4 billion. As a result of the acquisition, France Telecom now holds 79.4% of Auna shares. Auna has a 97.9% stake in Retevision Movil SA, the mobile operator trading under the name of “Amena”, and referred to as Amena in the document. Goodwill relating to this transaction amounted to €4,454 million.

Auna and Retevision Movil SA are fully consolidated from the acquisition date. Their measurement and presentation principles applied in accounting for these companies have been harmonized with those of France Telecom.

Cost and purchase price allocation

The Group has identified the assets and liabilities acquired in order to determine how Auna’s purchase price should be allocated. The main items are as follows:

(in millions of euros)
Cash paid out for the acquisition	6,342

Direct costs attributable to the acquisition	87

Purchase price consideration(1)	6,429

Liabilities assumed (price guarantee given, see below)	258

Total acquisition cost	6,687

- Allocation
Assets acquired, net(2)	(638)
Trademark	(360)
Licenses	(568)
Existing subscriber base	(2,230)
Deferred tax liabilities	1,105
Attributable to minority interests on remeasurement	458

Goodwill	4,454
(1)	Of which €60 million in charges were outstanding at December 31, 2005.
(2)	Of which 79.4% was allocated to Auna, and 77.7% to Amena.

The trademark was measured according to the royalty savings methodology, which takes the present value of fees that would have been paid to a third party for use of the trademark had the Group not owned it.

The licenses were measured globally according to the Greenfield method, using the present value of future cash flows for a new entrant onto a new market.

CONSOLIDATED FINANCIAL DOCUMENTS

The existing subscriber base was measured by taking the future cash flow generated by existing customers at the acquisition date.

The preliminary allocation of the acquisition price was determined according to Amena’s situation on November 8, 2005. Any changes in value, including price adjustments, will be taken into account over the allocation period (12 months from the transaction date).

Breakdown of net assets acquired:

(in millions of euros)	Historical cost at November 8, 2005	Fair value at November 8, 2005
Intangible assets, net	411	3,569
Property, plant and equipment, net	1,870	1,870
Deferred tax assets, net	1,868	1,868
Other non-current assets	13	13

Total non-current assets	4,162	7,320

Inventories, net	47	47
Trade receivables	390	390
Cash and cash equivalents	331	331
Other current assets	96	96

Total current assets	864	864

Other non-current financial debt and derivatives	(2,632)	(2,632)
Deferred tax liabilities	–	(1,105)
Other non-current liabilities	(200)	(200)

Total non-current liabilities	(2,832)	(3,937)

Other current financial debt and derivatives	(267)	(267)
Provisions	(34)	(34)
Trade payables	(939)	(939)
Other current liabilities	(133)	(133)

Total current liabilities	(1,373)	(1,373)

Net assets fully acquired	821	2,874
Assets and liabilities attributable to minority interests	(183)	(641)
Net assets acquired attributable to equity holders of France Telecom SA	638	2,233

Price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of almost 80% of the share capital of Auna Operadores de Telecomunicaciones SA, which owns 97.9% of Retevision Movil SA (Amena), those shareholders holding the residual interest in Auna undertook not to sell their shares for a period of three years except in the event of a transfer to a Spanish entity that is not a competitor of France Telecom.

At the end of three year period, and for an initial period of one month, the minority shareholders may approach France Telecom in order to determine whether it would be interested in buying their shares, in which case discussions could begin.

After this one-month period, and for a period of six months, certain minority shareholders may decide to sell all of their shares provided that they received from a third party a “Bona Fide Offer”, defined as an offer at least equal to a floor valuation of the shares as established by two investment banks. After receiving the “Bona Fide Offer”, the minority shareholders are required to notify France Telecom, which may decide to acquire the shares or not.

In the event that France Telecom chooses not to exercise its preemption right, it has undertaken to indemnify the minority shareholders for the difference, if negative between the price of the “Bona Fide Offer” and 90% of the price of each Auna share acquired by France Telecom, plus capitalized annual interest of 4.5% (the “Guaranteed Price”). This price guarantee given to minority shareholders has been accounted for as a “synthetic” derivative and measured at fair value at the acquisition date in an amount of €258 million.

CONSOLIDATED FINANCIAL DOCUMENTS

After the six-month period during which the minority shareholders are entitled to sell their shares, said shareholders may ask for their shares to be listed. The value of the shares must then be established by two investment banks. At any moment up to the date a prospectus is filed with the relevant stock exchange authorities, France Telecom can exercise its preemption right on the shares held by the minority shareholders, at a price at least equal to the Guaranteed Price per share.

As from three years and seven months after November 8, 2005 and the fifth anniversary of the acquisition date, France Telecom holds a call option on the shares held by the minority shareholders, that may be exercised at a price equal to the higher of (i) the fair value of the shares; and (ii) the Guaranteed Price.

Other information

Revenue and net income for the financial year 2005, including Amena for the full year, would have been €51,715 million and €6,369 million, respectively.

Amena’s net income is included within that of France Telecom as from the acquisition date, and amounts to €(243) million, of which €(224) million corresponds to the impairment loss taken on the Amena trademark, net of the deferred tax effect (see Note 7).

In 2006, France Telecom plans to merge Auna, Retevision Movil SA and France Telecom España, which operates the Group’s fixed telephony and internet business in Spain under the Wanadoo banner.

■	Increased stake in Orange Dominicana

On September 8, 2005, France Telecom acquired 14.0% of Orange Dominicana (representing 2,454,019 shares) from a minority shareholder for a cash consideration of USD 37.7 million (€30.3 million), raising the Group’s total stake in the company from 86.0% to 100.0%. Goodwill relating to this transaction amounted to €24 million. The conditional commitment to purchase the shares was recognized under financial debt in the balance sheet at December 31, 2004 in an amount of €19 million (see Notes 19 and 32). On September 8, 2005, this liability was reversed to reflect the cash paid out.

■	Increased stake in Wirtualna Polska

On September 8, 2005, TP Group acquired 19.5% of Wirtualna Polska, representing 873,485 shares (see Note 33), for a cash consideration of PLN 221 million (€54.7 million), raising its interest in the company from 80.5% to 100%. At December 31, 2005, goodwill relating to this transaction amounted to €22 million (see Note 7).

■	Increased stake in Orange Romania

On April 13, 2005, France Telecom acquired 23.5% of Orange Romania (representing 220,390,775 shares) from a group of minority shareholders for a cash consideration of USD 527.5 million (€404.2 million), raising the Group’s total stake in the company from 73.3% to 96.8%. Goodwill relating to this transaction amounted to €272 million.

■	Acquisition of all of Equant’s assets and liabilities

On February 10, 2005, France Telecom announced that it had signed a definitive agreement with Equant NV for the acquisition by France Telecom of all the assets and liabilities of Equant that it did not already own. Equant is France Telecom’s 54.1%-owned subsidiary specialized in global communications services for businesses. The agreement’s final terms were approved by France Telecom’s Board of Directors on February 9, 2005, during which an independent expert attested to the fairness, from a financial point of view, of the terms of the offer for Equant NV’s minority shareholders. At this meeting, the legal counsel, comprising one Dutch and one French legal expert, presented its preliminary report. This report confirmed, after completion of the requisite due diligence, that the transaction was in compliance with corporate governance rules, applicable regulations (particularly stock market regulations) and the corporate interests of France Telecom and Equant NV.

CONSOLIDATED FINANCIAL DOCUMENTS

Equant NV’s shareholders approved the transaction during their extraordinary general meeting of May 24, 2005. The assets were transferred on May 25, 2005 for a total amount of €578 million, and Equant NV was wound up on December 31, 2005. The proceeds of the sale were paid to Equant NV shareholders on May 25, 2005 on the basis of €4.30 per Equant share.

An amount of €12 million in acquisition-related costs was capitalized. Goodwill relating to the assets acquired amounted to €214 million.

Other changes in the scope of consolidation

■	Exchange of Sonaecom shares

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix against shares in their parent company Sonaecom. The exchange was realized through a share issue reserved for France Telecom. Following this operation, France Telecom held 23.7% of Sonaecom’s capital (70,276,868 shares), representing €250 million based on the share price at the transaction date (see Note 15). At December 31, 2005, the net gain on disposal before tax was €113 million (see Notes 8 and 31). France Telecom’s interest in Sonaecom is consolidated by the equity method.

This operation led to the cancellation of the conditional commitments concerning Clix signed by France Telecom and Sonae, a shareholder in Sonaecom. New agreements between France Telecom and Sonae have been signed (see Note 32).

■	Sonatel

Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel was fully consolidated with effect from July 1, 2005. France Telecom’s interest in Sonatel was previously consolidated according to the proportional method. The remeasurement of the assets and liabilities of Sonatel and its subsidiaries led to the recognition of €288 million in existing subscriber bases in France Telecom’s consolidated financial statements, and the corresponding deferred tax liability of €79 million, which had a net impact on equity of €209 million (see Note 13). After taking account of minority interests, full consolidation of Sonatel has a positive impact on equity of €469 million, including €83 million on equity attributable to equity holders of the Group.

■	Tele Invest II

On January 17, 2005, France Telecom acquired 3.57% of the shares of TP SA, which were previously held by Tele Invest II. The price paid by France Telecom to Tele Invest II was €351 million, enabling Tele Invest to fully pay down its €349 million debt (see Note 22). Tele Invest II shares were deconsolidated following this operation.

Main disposals

■	Internal transfer of PTK-Centertel shares to TP SA

On November 4, 2005, TP SA acquired 34% of PTK-Centertel from FT Mobiles International, a wholly-owned subsidiary of France Telecom, for a cash consideration of PLN 4.88 billion. As a result of this transaction, TP SA owns 100% of its mobile subsidiary PTK-Centertel and France Telecom’s shareholding in PTK-Centertel decreased from 65.3% as of December 31, 2004 to 47.5% as of December 31, 2005. This transaction is a transfer of consolidated shares within the France Telecom Group. As IAS/IFRS do not specifically address such transaction, the Group develop an applied an accounting policy as described in note 2.1.2. The shares of PTK-Centertel acquired by TP SA were maintained at historical cost and the gain on the transfer was fully eliminated in the accounts of TP SA. As the minority interest were adjusted to reflect the change in their share in the equity of TP SA and PTK-Centertel with a corresponding opposite effect on the Group retained earnings, the profit and loss and the shareholders’ equity remain unchanged.

■	Delivery of STMicroelectronics shares

Following its August 6, 2002 issue of bonds exchangeable for STMicroelectronics NV shares, France Telecom redeemed all of the remaining bonds in circulation on the maturity date (August 6, 2005) by delivering on August 11, 2005, STMicroelectronics shares on the basis of 1.25

CONSOLIDATED FINANCIAL DOCUMENTS

STMicroelectronics share per bond, in accordance with the conditions attached to the bonds. At December 31, 2005, the net gain on disposal before tax was €162 million (see Notes 8, 15, 21, 31 and 32). France Telecom no longer holds any STMicroelectronics shares.

■	Sale of Mobilcom shares

On May 2, 2005, France Telecom announced the sale of its 27.3% interest in Mobilcom AG to Texas Pacific Group (TPG), a US investment fund, for a total consideration of €265 million. France Telecom continues to own 1% of MobilCom. At December 31, 2005, the net gain on disposal before tax was €265 million (see Notes 8, 15, 16 and 33).

■	Sale of cable activities

Further to their announcement of December 22, 2004, France Telecom, the Canal+ group and TDF sold their cable network activities to the Ypso consortium, controlled by the fund manager Cinven and 10%-owned by cable operator Altice, on March 31, 2005. At December 31, 2005, the net gain from this sale before tax amounted to €18 million (see Notes 4 and 32).

Within the scope of this transaction, France Telecom sold to the Ypso group its France Telecom Câble subsidiary, as well as the cable networks that it owned and that were operated by France Telecom Câble or NC Numéricâble, a subsidiary of the Canal+ group. The total consideration for the sale amounted to €348 million. France Telecom and the Canal+ group each hold 20% of Ypso, representing an immaterial amount. France Telecom’s interest in Ypso is subject to put and call options (see Note 32). The operation is shown on the consolidated statement of cash flows net of a shareholder’s loan amounting to €37 million granted by France Telecom to Ypso Holding. This shareholder’s loan was paid down in full in December 2005 when Ypso arranged refinancing, enabling France Telecom to cash in €76 million. In January 2006, France Telecom sold its interest in Ypso and consequently, all options were cancelled (see Note 35).

Under the terms of this transaction, France Telecom agreed not to distribute audiovisual programs via cable networks in France (excluding ADSL in particular) for a period of two years.

■	Sale of 8% of the capital of PagesJaunes

On February 10, 2005, France Telecom sold 22,303,169 shares, or 8% of the share capital, of PagesJaunes to institutional investors through an accelerated placement for a price of €440.5 million, as a result of which its interest in PagesJaunes group was reduced to 54%. At December 31, 2005, the net gain on disposal before tax was €386 million (see Note 8).

■	Sale of Tower Participations

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of €400 million. At December 31, 2005, the net gain on disposal before tax was €377 million (see Notes 8, 15 and 32).

■	Sale of Intelsat

On January 28, 2005, Intelsat announced the finalization of its merger with Zeus Holding. Pursuant to this transaction, France Telecom sold the entirety of its stake in Intelsat (5.4%) for a consideration of USD 164 million. The net gain on disposal before tax was €51 million (see Notes 8 and 16).

YEAR ENDED DECEMBER 31, 2004

Main acquisitions

■	Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeal to reject the claims of certain minority shareholders, France Telecom proceeded with the compulsory purchase of the outstanding shares in Orange on April 23, 2004, raising its interest in Orange to 100%.

At December 31, 2004, the goodwill corresponding to the additional 1.0% of Orange SA shares acquired by France Telecom amounted to €249 million.

CONSOLIDATED FINANCIAL DOCUMENTS

■	Acquisition of Wanadoo SA shares through public offers

Further to a simplified mixed public tender and exchange offer (offre publique mixte simplifiée d’achat et d’échange) for Wanadoo shares launched on February 25, 2004, France Telecom acquired 370,267,396 additional Wanadoo shares on May 3, 2004, raising its ownership in Wanadoo to 1,426,228,769 shares, representing 95.9% of the outstanding shares of Wanadoo. As consideration for the shares acquired, France Telecom issued 64,796,795 new France Telecom shares – representing a total acquisition cost of €1,344 million based on France Telecom’s closing share price of €20.75 on April 28, 2004, the date on which the French Financial Markets Council (Conseil des marchés financiers – CMF) published the results of the offer – and paid €1,805 million in cash.

On June 29, 2004, France Telecom filed a public tender offer (offre publique de retrait) followed by a compulsory purchase procedure (retrait obligatoire) relating to outstanding shares in Wanadoo, at a price of €8.86 per share. The tender offer subsequently ran from July 12, 2004 to July 23, 2004, and the compulsory purchase procedure took place on July 26, 2004. By acquiring a total of 62,429,567 shares for the sum of around €553 million, France Telecom gained 100% ownership of Wanadoo.

The expenses incurred in respect of these acquisitions were capitalized as part of the acquisition cost of securities in the amount of €15 million before tax.

At December 31, 2004, goodwill corresponding to the additional 29.1% of Wanadoo SA shares acquired by France Telecom (net of the dilutive impact) amounted to €1,276 million.

Other changes in the scope of consolidation

■	Tele Invest

On October 12, 2004, France Telecom acquired a 10% stake less one share of TP SA, previously owned by Tele Invest. The price paid by France Telecom to Tele Invest was €1,902 million, enabling Tele Invest to fully pay down its debt of the same amount. Tele Invest shares were deconsolidated following this operation.

Main disposals

■	STMicroelectronics

On March 9, 2004, France Telecom redeemed all of the bonds exchangeable for STMicroelectronic NV (“STM”) shares which were due to mature on December 17, 2004. Subsequently, the Group indirectly carried out a block sale of the 30 million shares initially underlying these bonds on December 3, 2004. As a result, France Telecom indirectly sold all remaining interests in STM available at that date, i.e. 3.3% of STM’s capital. The net impact on cash of this transaction for France Telecom amounted to €472 million, and the net gain on disposal before tax was €249 million (see Note 8).

At December 31, 2004 France Telecom indirectly held (via FT1CI) 26.42 million STM shares underlying bonds redeemable for STM shares maturing on August 6, 2005.

■	Radianz

In accordance with the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz to Reuters – its partner in the joint venture – for USD 110 million in cash. Under the terms of the contract, Equant is released from all future funding commitments with respect to Radianz, and all the partnership agreements were terminated.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €89 million and the net gain on disposal before tax was €73 million (see Note 8).

■	Orange Denmark

In accordance with an agreement entered into on July 7, 2004, Orange sold all of its activities operated under the Orange A/S banner in Denmark to TeliaSonera on October 11, 2004. The cash

CONSOLIDATED FINANCIAL DOCUMENTS

proceeds generated by France Telecom on this transaction amounted to €610 million, and the corresponding gain on disposal before tax was €38 million (see Note 8). Asset and liability warranties granted by France Telecom as part of this disposal agreement are capped at €90 million.

■	Bitco (Thailand)

On March 2, 2004, Orange reached an agreement with its partners in Bitco – True Corporation Public Company Limited (formerly Telecom Asia) and CP Group – on the partial sale of its interest in Bitco. The transaction, which was completed by the parties on September 29, 2004 at a price of 1 Thai baht per Bitco share, concerned 39% of Bitco’s share capital. Following the transaction, Orange’s interest in Bitco was reduced from 49% to 10% (see Note 16).

Under the above-mentioned agreement, Orange was fully released from all obligations and commitments in respect of the bridge loan taken out in 2002 by TA Orange Company Limited, Bitco’s 99.9%-owned subsidiary.

■	PagesJaunes

In accordance with the provisions set out in the public exchange offer for Wanadoo shares and the information memorandum approved by the French stock exchange regulatory authority (Autorité des marché financiers – AMF) on June 21, 2004 under no. 04-614, in July 2004, when PagesJaunes shares were first traded on the Premier marché of Euronext Paris, Wanadoo placed 101,200,000 existing shares, representing 36.9% of the capital of PagesJaunes, with public investors. The placing price was set at €14.40 per share for institutional investors and €14.10 per share for private investors. In addition, 4,739,610 new PagesJaunes shares resulting from the capital increase reserved for employees were issued at the same time as the placement. Subsequent to these operations, France Telecom held 62% of PagesJaunes SA’s capital at December 31, 2004.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €1,443 million and the net gain on disposal before tax amounted to €199 million (see Note 8).

■	Noos

On June 15, 2004, France Telecom sold its non-consolidated 27% interest in Suez-Lyonnaise Telecom (Noos) to Suez at a price of €1. The value of this investment had been written down to zero in France Telecom’s financial statements at January 1, 2004. France Telecom offered no contractual guarantees as part of the disposal agreement.

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 5 - NET REVENUES

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Personal Communications Services (a)	23,535	20,564
France	9,773	8,365
United Kingdom	5,832	5,833
Poland	1,598	1,247
Spain	536	–
Other	5,991	5,290
Intra-segment eliminations	(195)	(171)

Home Communications Services (b)	22,534	22,440
France	17,718	18,002
Poland	3,141	3,011
Other	1,837	1,584
Intra-segment eliminations	(162)	(157)

Enterprise Communications Services (c)	7,785	8,235
Business Fixed line telephony in France	2,695	2,965
Business Networks in France	2,680	2,757
Other business services in France	565	600
Global services	2,317	2,346
Intra-segment eliminations	(472)	(432)

Directories (d)	1,061	978

Inter-segment eliminations (e)	(5,877)	(6,059)

Total (a) + (b) + (c) + (d) + (e)	49,038	46,158

France Telecom generates substantially all of its revenues from services.

NOTE 6 - OPERATING INCOME AND EXPENSE

6.1 LABOUR EXPENSES

Labour expenses break down as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Average number of employees(1) (full time equivalents)	196,452	203,780

Wages and employee benefit expenses (a)	(8,762)	(8,850)
o/w: - Wages and salaries	(6,580)	(6,679)
- Social security charges	(2,201)	(2,388)
- Capitalized labour expenses(2)	543	505
- Other labour expenses(3)	(524)	(288)
Employee profit sharing (b)	(382)	(280)
Share-based compensation (c)	(178)	(399)
o/w: - Employee share offer	(120)	(263)
- Stock options	(58)	(136)

Total labour expenses (a) + (b) + (c)	(9,322)	(9,529)
(1)	Of whom approximately 39.7% are French civil servants at December 31, 2005.
(2)	Capitalized labour expenses correspond to labour expenses included in the cost of assets produced by the Group.
(3)	Of which other short-term employee benefits (€318 million) and payroll taxes (€154 million).

CONSOLIDATED FINANCIAL DOCUMENTS

6.2 EXTERNAL PURCHASES

External purchases can be analyzed as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Commercial expenses(1)	(6,511)	(5,724)
Other external purchases(2)	(13,638)	(12,146)

Total external purchases	(20,149)	(17,870)
(1)	Commercial expenses include purchases of handsets and other products sold, retail fees and commissions, and advertising, promotional and sponsoring expenses for an amount of €(1,196) million at December 31, 2005, and €(1,075) million at December 31, 2004, in addition to rebranding costs.
(2)	Other external purchases include purchases from and payments to operators, overheads, real estate fees, outsourcing fees relating to technical operation and maintenance, IT costs, purchases of equipment, and call center outsourcing fees, net of capitalized goods and services costs.

6.3 OTHER OPERATING INCOME

Other operating income breaks down as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Total other operating income(1)	411	561
(1)	Other operating income includes late-payment interest on trade receivables, proceeds from trade receivables written off, income from universal service , income relating to damage to lines, and penalties and reimbursements received.

6.4 OTHER OPERATING EXPENSE

Other operating expense breaks down as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Taxes other than income tax(1)	(1,332)	(1,242)
Impairment losses on trade receivables	(334)	(339)
Other expenses and changes in provisions(2)	(456)	(495)

Total other operating expense	(2,122)	(2,076)
(1)	Including business tax in an amount of €(1,034) million, compared to €(1,013) million at December 31, 2004.
(2)	Other expenses and changes in provisions mainly comprise costs, additions to and reversals from utilized and surplus provisions associated with penalties, litigation, royalties and patents. In 2004, this included in particular the reversal of the €121 million Mobilcom provision, and in 2005, the expense relating to the €(256) million fine imposed by the French Competition Council (Conseil de la concurrence) and the reversal of the €199 million FTM Liban provision (see Note 33).

NOTE 7 - IMPAIRMENT

The Group carries out impairment test annually, or when indicators show that assets may be impaired. This note sets out the main elements of the impairment tests carried out in 2004 and 2005.

7.1 GOODWILL

Goodwill impairment breaks down as follows:

-	at December 31, 2005: €(11) million relating to Wirtualna Polska (see Note 4);

-	at December 31, 2004: €(534) million relating to Equant (see Note 12).

CONSOLIDATED FINANCIAL DOCUMENTS

7.2 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Impairment losses taken on property, plant and equipment and intangible assets net of reversals amount to:

-	at December 31, 2005: €(568) million, of which €(191) million relates to the Equant trademark and €(345) million to the Amena trademark following the decision under the NexT plan to replace them with Orange trademark (see Note 13).

-	at December 31, 2004: €(179) million, including €(184) million related to Equant intangible assets and property, plant and equipment (see Notes 13 and 14).

France Telecom has 38 main Cash Generating Units (CGUs), generally corresponding to an activity in a particular country. These CGUs break down as follows by primary business segment:

-	Personal: 21

-	Home: 10

-	Enterprise: 4

-	Directories: 3

To carry out the impairment tests, goodwill acquired in a business combination is allocated to each CGU or group of CGUs likely to benefit from acquisition-related synergies. CGUs are combined within a business or geographic segment, as permitted under IAS 36. Combined CGUs identified by France Telecom are as follows:

-	16 Orange CGUs;

-	Amena (due to its acquisition in November 2005);

-	4 CGUs for the Enterprise segment, representing business communications services in France, and Equant’s operations;

-	4 CGUs for the Home segment in western Europe (France, UK, Netherlands and Spain);

-	1 CGU for the fixed telephony business in Cote d’Ivoire;

-	1 CGU for the fixed telephony business in Vietnam;

-	2 CGUs for fixed telephony and mobile operations in Poland;

-	2 CGUs for fixed telephony and mobile operations in Senegal;

-	2 CGUs for fixed telephony and mobile operations in Jordan;

-	2 CGUs for fixed telephony and mobile operations in Mauritius;

-	3 CGUs for the Directories business (France, Spain, Luxembourg).

France Telecom has calculated the fair value less costs to sell, and value in use of all of the above CGUs:

-	Fair values were estimated: (i) based on quoted market prices, or (ii) in the absence of an active market for the CGUs, on the basis of the best information available to reflect the amount, corresponding to the fair value less costs to sell, that the entity would receive for the CGUs. Fair value calculated in the absence of an active market on November 30, 2005 was estimated based on: (i) 2005 and 2006 revenue and EBITDA multiples for comparable companies adjusted for a control premium; (ii) revenue and EBITDA multiples for comparable transactions applied in line with 2005; and (iii) the discounted present value of future cash flows over a five-year period, plus a five-year EBITDA multiple.

-	Value in use corresponds to the present value of estimated future net cash flows based on five-year budgets and business plans. Cash flow projections beyond the five-year timeframe are extrapolated by applying a flat growth rate to perpetuity (or declining growth rate over two to three years), not exceeding the average expected long-term growth rate for the sector.

The recoverable amount is then calculated at the level of the CGU groups defined above.

CONSOLIDATED FINANCIAL DOCUMENTS

7.3 CASH GENERATING UNITS (CGUs)

Impairment tests for global assets are carried out based on groups of Cash Generating Units (CGUs). Global assets include goodwill, intangible assets with indefinite useful lives and assets with finite useful lives (property, plant and equipment, intangible assets with determined useful lives and net working capital).

The table below sets out data relating to the principal groups of CGUs:

(in millions of euros)	Global assets		Of which goodwill (net book value)	Of which intangible assets with an indefinite useful life(2)
Personal (excl. Poland and Amena)	41,560		22,748	4,116
Amena	8,827	(1)	4,454	–
Home – Western Europe	11,981		2,838	–
Enterprise	914		255	–
Directories	(81	)(3)	237	–
Poland	9,509		3,032	207
Other	678		162	–

Total	–	(4)	33,726	4,323
(1)	Includes €14 million in respect of the trademark, which has been treated as a finite-lived intangible asset.
(2)	Intangible assets with an indefinite useful life comprise the Orange and Telekomunikacja trademarks recognized in the Group’s consolidated balance sheet.
(3)	Negative amount related to net working capital.
(4)	Since the above items are presented for each independent CGU, the total of global assets does not reflect the consolidated financial statements of France telecom.

Amena

On account of the recent date of the transaction (November 8, 2005), the company’s fair value is the same as its transaction value. Accordingly, no impairment needs to be recorded on Amena’s assets, except as regards the Amena trademark (see Note 7.2). The impairment loss taken on the Amena trademark results from: (i) the value of the assets from the standpoint of a market player at the time of the acquisition, without taking into account the intentions of the acquirer; and (ii) mechanisms that factor into the valuation the economic outlook regarding the use of this asset by the owner.

Key assumptions used to determine the value in use of the other main CGUs:

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar to those described above, and include:

-	market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

-	the level of investment spend, which may be affected by the roll-out of necessary new technologies.

The amounts assigned to each of these parameters reflect past experience adjusted for expected changes over the timeframe of the business plan, but may also be affected by unforeseeable changes in the political, economic or legal framework of certain countries.

The main key assumptions used in the Directories segment relate to net revenue and gross operating margin trends for paper and online directories. The amounts assigned to each of the parameters reflect past experience adjusted for expected changes over the timeframe of the business plan.

CONSOLIDATED FINANCIAL DOCUMENTS

CGU group	Personal (excl. Poland and Amena)	Directories	Home – Western Europe
Principal CGUs	Orange France and Orange UK	Directories France	Home – France

Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan

Model parameters:
- Applicable period for projected future cash flows	5	5	5
- Growth rate used to extrapolate cash flows beyond projection period	3.0%	1.7%	0.0%
- Post-tax discount rate applied(1)	8.5%	8.7%	8.0%
(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Orange France: 11.5%; Orange UK: 10.6%; Directories France: 12.5%; Home – France: 12.4%.

CGU group	Enterprise	Poland
Principal CGUs	Other Enterprise and Equant	Home	Personal

Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan

Model parameters:
- Applicable period for projected future cash flows	5	5	5
- Growth rate used to extrapolate cash flows beyond projection period	-1.0%(2)	-1.0%	3.0%
- Post-tax discount rate applied(1)	9.0%–10.5%	9.5%	10.5%

(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Other Enterprise: 15.4%; Home – Poland: 11.8%; Personal – Poland: 12.4%; Equant: 12.0%.
(2)	Regarding Equant, this rate was applied after a period of seven years.

NOTE 8 - GAINS AND LOSSES ON DISPOSAL OF ASSETS

The main disposals are set out in Note 4.

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Sale of 8% of the capital of PagesJaunes	386	–
Sale of Tower Participations	377	–
Sale of Mobilcom shares	265	–
STMicroelectronics	162	249
Exchange of Sonaecom shares	113	–
Recognition of previous deferred gain on the sale of Eutelsat in 2003(1)	74	–
Sale of Intelsat	51	–
Sale of cable activities	18
Other disposals	30	51
Disposals of property, plant and equipment and intangible assets	43	46
Dilution impacts	4	51
PagesJaunes flotation	–	199
Sale of Radianz shares	–	73
Sale of Pramindo shares	–	57
Sale of Orange Denmark shares	–	38
Other(2)	(48)	158

Total	1,475	922
(1)	See Note 32.3.3.
(2)	This item mainly includes impairment losses on securities and receivables relating to non-consolidated companies. At December 31, 2004, this principally related to business wind-ups, of which €61 million was attributable to Telinvest.

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 9 - RESTRUCTURING COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Public service secondment costs	(52)	(25)
Early retirement plan	(182)	–
Contributions to the Works’ Committee in respect of early retirement plans	(83)	–
Restructuring plans:	(137)	(156)
o/w: - Equant	(60)	(28)
- CI Telcom	(15)	–
- France Telecom Espaňa	(4)	(26)
- TP Group	(2)	(34)
- Orange and its subsidiaries	(1)	(16)
- Others	(55)	(52)

Total	(454)	(181)

Changes in restructuring provisions are described in Note 28.

NOTE 10 - FINANCE COSTS, NET

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Financial expense, net (a)	(3,045)	(3,621)
o/w: - Cost of net financial debt(1)	(2,863)	(3,677)
- Dividends received	26	25
- Deconsolidation of the FT SA carryback receivable(2)	(147)	–
- Change in fair value of bonds redeemable for STMicroelectronics shares	20	108
- Change in fair value of commitments to purchase minority interests (put options)	(19)	(69)
- Impact of the redemption of perpetual bonds redeemable for shares (TDIRA)	(50)	–
- Other(3)	(12)	(8)
Foreign exchange gains (losses)(4) (b)	(147)	144
Discounting expense (c)	(164)	(148)

Finance costs, net (a)+(b)+(c)	(3,356)	(3,625)
(1)	Including interest rate derivatives.
(2)	See Note 31.
(3)	At December 31, 2005, this item mainly relates to the change in fair value of NTL warrants amounting to €(15) million. At December 31, 2004, this item includes the change in fair value of: Equant Contingent Value Rights (CVGs) in an amount of €34 million, marketable securities in an amount of €(22) million, and NTL warrants in an amount of €(28) million.
(4)	Including currency derivatives.

Cost of net financial debt includes income from investments and related receivables in an amount of €168 million at December 31, 2005 (compared to €167 million at December 31, 2004).

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 11 - INCOME TAX

11.1 FRANCE TELECOM GROUP TAX PROOF

Income tax for 2005 is based on the application of the effective tax rate on pre-tax profit for the year ended December 31, 2005. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.43% for 2006 and thereafter.

The reconciliation between effective income tax expense and the theoretical tax calculated based on the French statutory tax rate is as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Consolidated net income before tax	7,928	5,687
Statutory tax rate	34.93%	35.43%

Theoretical tax	(2,769)	(2,015)

Share of profits (losses) of associates	7	11
Recognition of share-based compensation	(62)	(127)
Reappraisal of the recoverability of tax losses – France Telecom SA tax consolidation group	778	(47)
Difference in tax rates	(98)	(126)
Impact of change in tax rates in France on losses of the FT SA tax consolidation group	–	(230)
Impact of disposals of shares not taxable at the statutory tax rate in the short term	487	327
Exceptional goodwill impairment	(4)	(189)
Other	93	(81)

Effective tax	(1,568)	(2,477)

11.2 INCOME TAX BENEFIT/(CHARGE)

The income tax split between the tax consolidation group and the other subsidiaries is as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
France Telecom SA tax group	(1,245)	(1,808)
- Current taxes	0	(70)
- Deferred taxes	(1,245)	(1,738)

UK tax group	33	(102)
- Current taxes	(2)	(189)
- Deferred taxes	35	87

Amena tax group	131	–
- Current taxes	0	–
- Deferred taxes	131	–

PagesJaunes SA tax group(1)	(147)	(148)
- Current taxes	(149)	(150)
- Deferred taxes	2	2

TP Group(2)	(94)	(114)
- Current taxes	(163)	(71)
- Deferred taxes	69	(43)

Other subsidiaries	(246)	(305)
- Current taxes(3)	(376)	(375)
- Deferred taxes	130	70

Tax benefit/(charge)	(1,568)	(2,477)
- Current taxes	(690)	(855)
- Deferred taxes	(878)	(1,622)

CONSOLIDATED FINANCIAL DOCUMENTS

(1)	This tax group was formed on January 1, 2005.
(2)	TP Group is not a member of a tax consolidation group.
(3)	Including, at December 31, 2005: Mobistar: €(124) million; Orange Romania: €(61) million; Orange Côte d’Ivoire: €(39) million; ECMS: €(27) million; Orange Slovensko: €(32) million; and Orange Cameroun: €(27) million. Including, at December 31, 2004: Mobistar: €(106) million; Orange Romania: €(63) million; ECMS: €(54) million; Orange Côte d’Ivoire: €(32) million; Orange Slovensko: €(25) million; and Orange Cameroun: €(21) million.

France Telecom SA tax consolidation group

At December 31, 2005, the France Telecom SA tax consolidation group comprised, in particular:

-	all Orange entities in France, which belonged to the former Orange SA tax consolidation group prior to the public exchange offer. These entities, now more than 95%-owned by France Telecom SA, have joined the France Telecom tax consolidation group in accordance with their option rights;

-	companies included in the former Wanadoo SA tax consolidation group (excluding PagesJaunes and its French subsidiaries), as the effective date of the merger between France Telecom SA and Wanadoo SA had retroactive effect from January 1, 2004.

France Telecom SA and a dozen of its direct or indirect subsidiaries, including PagesJaunes, are subject to review by the French Tax Administration since January 2006.

The deferred tax charge in 2005 for the France Telecom SA tax consolidation group mainly consists of:

-	the utilization of tax loss carryforwards amounting to €(1,811) million, including €(1,012) million for the former Orange SA tax consolidation group;

-	the recognition of deferred tax assets over the period in an amount of €778 million, in recognition of the reappraisal of their recoverability.

The deferred tax charge in 2004 mainly consisted of:

-	the utilization of tax loss carryforwards amounting to €(1,308) million, including €(1,056) million for the former Orange SA tax consolidation group;

-	the recognition of deferred tax assets over the period in an amount of €272 million;

-	the elimination of tax loss carryforwards relating to Wanadoo SA and Wanadoo France, in an amount of €(309) million;

-	the impacts of the change in the income tax rate in France, amounting to €(230) million.

CONSOLIDATED FINANCIAL DOCUMENTS

11.3 BALANCE SHEET TAX POSITION

(in millions of euros)	At
	December 31, 2005			December 31, 2004
	Assets	Liabilities	Net	Net
France Telecom SA tax group
- Current taxes	281	32	249 (1)	(33)
- Deferred taxes	8,465	515	7,950	9,144

UK tax group
- Current taxes	0	10	(10)	(69)
- Deferred taxes	53	1,641	(1,588)	(1,572)

Amena tax group
- Current taxes	1	0	1	–
- Deferred taxes	1,857	963	894	–

PagesJaunes SA(2)
- Current taxes	5	16	(11)	(66)
- Deferred taxes	28	0	28	26

TP Group(3)
- Current taxes	16	33	(17)	30
- Deferred taxes	390	439	(49)	(118)

Other subsidiaries
- Current taxes	10	246	(236)	(205)
- Deferred taxes	227	162	65	11

Net balance sheet income tax
- Current taxes	313	337	(24)	(343)
- Deferred taxes	11,020	3,720	7,300	7,491
(1)	Including €235 million in respect of the 2000 carryback which matures in 2006. Carryback receivables with maturities of more than one year as from December 31, 2005, have been included under “Other financial assets and derivatives” (see Note 17).
(2)	This tax group was formed on January 1, 2005.
(3)	TP Group is not a member of a tax consolidation group.

The balance sheet tax position by temporary difference breaks down as follows:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
	Net	Net
Provisions for early retirement plans	1,095	1,190
Property, plant and equipment and intangible assets	(2,304)	(1,351)
Tax loss carryforwards	7,698	7,224
Other differences	811	428

Net deferred taxes – France Telecom Group	7,300	7,491

At December 31, 2005 unrecognized deferred tax assets for France Telecom Group amount to €7,454 million.

Deferred tax assets arising on tax loss carryforwards may not have been recognized due to various elements or circumstances specific to each company/tax consolidation group concerned, such as:

-	companies with a history of losses which have not yet begun to utilize the loss carryforwards;

-	companies which do not expect to utilize the losses within the timeframe allowed by tax regulations;

-	companies which are unable to assess whether there is sufficient probability that they will utilize the tax loss carryforwards, due to forecasts and uncertainties as to the economic environment;

-	tax losses which exist, but which are uncertain to be used against future taxable income due to risks of differing interpretations with regard to the application of tax legislation.

CONSOLIDATED FINANCIAL DOCUMENTS

11.4 CHANGES IN GROUP NET DEFERRED TAXES

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance (balance sheet asset position)	7,491	9,154

Changes in the scope of consolidation(1)	685	1
Recognition in income	(878)	(1,622)
Recognition in equity	42	(29)
Translation adjustments and other items	(40)	(13)

Closing balance (balance sheet asset position)	7,300	7,491
(1)	This item includes €763 million in respect of Amena, and €(79) million in respect of Sonatel. In respect of Amena, the amount of €763 million corresponds to €1,868 million in deferred tax assets, mainly on tax loss carryforwards, and €1105 million in deferred tax liabilities, mainly on the tax effect of the allocation of the acquisition price of the trademark, licenses and subscriber bases. In respect of Sonatel, this reflects the tax effect on the subscriber bases recorded following the remeasurement of assets and liabilities due to the change in consolidation method.

NOTE 12 - GOODWILL

The principal goodwill items arising from fully or proportionally consolidated subsidiaries can be analyzed by business segment as follows:

(in millions of euros)	At
	December 31, 2005			December 31, 2004
	Cost	Accumulated impairment losses	Net	Net
Personal	27,276	–	27,276	21,587
Enterprise	886	(631)	255	32
Home(1)	5,998	(40)	5,958	5,740
Directories	237	–	237	230

Total	34,397	(671)	33,726	27,589
(1)	Goodwill relating to TP Group is included within the Home segment, and is tested for impairment as part of the “Poland” group of CGUs (see Note 7).

Movements in the net book value of goodwill are as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance	27,589	26,537
Acquisitions(1)	5,471	1,555
Disposals(2)	(19)	(329)
Impairment(3)	(11)	(534)
Translation adjustment(4)	730	397
Reclassifications and other items	(34)	(37)

Closing balance	33,726	27,589
(1)	Including, in 2005: Amena (€4,454 million), Orange Slovensko (€375 million), Orange Romania (€272 million), and Equant (€214 million) – see Note 4. Including, in 2004, €1,276 million in respect of the acquisition of minority interests in Wanadoo, and €249 million relating to the compulsory purchase procedure (offre de retrait obligatoire) and the Orange liquidity contract (see Note 4).
(2)	Including, in 2004, €237 million relating to the sale of Orange Denmark and €88 million relating to the flotation of 36.9% of PagesJaunes’ capital.
(3)	See Note 7.
(4)	At December 31, 2005, this item mainly concerns Orange in the UK in an amount of €478 million, and TP Group in an amount of €165 million. At December 31, 2004, the translation adjustment primarily related to TP Group in an amount of €373 million (see Note 30).

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 13 - INTANGIBLE ASSETS, NET

(in millions of euros)	At
	December 31, 2005				December 31, 2004
	Cost	Accumulated amortization	Impairment	Net	Net
Telecommunications licenses(1)	10,489	(1,793)	–	8,696	8,024
Trademarks(2)	4,997	–	(660)	4,337	4,366
Subscriber bases(3)	6,011	(3,562)	(4)	2,445	186
Software	7,089	(4,003)	(24)	3,062	2,807
Other	1,021	(696)		325	249

Total	29,607	(10,054)	(688)	18,865	15,632
(1)	See below.
(2)	The breakdown of trademarks per group of CGUs is shown in Note 7.
(3)	Includes, in 2005, the recognition of the Amena subscriber bases, amounting to €2,230 million, and the impact of the revaluation of the subscriber bases of Sonatel and its subsidiaries, amounting to €288 million (see Note 4).

Movements in the net book values of intangible assets were as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance	15,632	15,865
Acquisitions of intangible assets	1,466	1,025
Impact of changes in the scope of consolidation(1)	3,901	(162)
Disposals	(3)	(5)
Depreciation and amortization	(1,979)	(2,017)
Impairment(2)	(553)	(63)
Translation adjustment	422	145
Reclassifications and other(3)	(21)	844 (3)

Closing balance	18,865	15,632
(1)	In 2005, this item mainly relates to Amena in an amount of €3,569 million, and Sonatel and its subsidiaries in an amount of €315 million (see Note 4). In 2004, this item mainly related to Orange Denmark in an amount of €146 million.
(2)	In 2005, this item mainly concerns impairment losses taken on the Amena trademark for €345 million, and on the Equant trademark for €191 million (see Note 7). In 2004, this item solely related to Equant, mainly in respect of the impairment loss taken on the Equant trademark in an amount of €43 million (see Note 7).
(3)	In 2004, this mainly concerns reclassifications from property, plant and equipment to intangible assets (see Note 14).

Details of the Group’s principal intangible assets (telecommunications licenses)

France Telecom’s commitments under licenses awarded are disclosed in Note 32.

(in millions of euros)	Cost		Net	Residual useful life(1)
GSM	783		505	9.7
UMTS(2)	5,978		5,363	15.9
United Kingdom	6,761		5,868	–

GSM	–		–	14.2	(3)
UMTS(2)	–		–	14.2	(3)
Spain(3)	823	(3)	815	–

France (2) and (4)	629		566	15.6

GSM	157		61	–
UMTS(2)	423		423	–
Poland(5)	580		484	–

Other(6)	1,696		963	–

Total telecommunications licenses	10,489		8,696	–
(1)	In number of years at December 31, 2005.
(2)	UMTS mobile network licenses are amortized on a straight-line basis from the date on which the network is technically ready to market services.
(3)	The values of Amena’s GSM and UMTS licenses mainly reflect the purchase price allocation relating to Amena (see Note 4).

CONSOLIDATED FINANCIAL DOCUMENTS

(4)	This item concerns the UMTS license, as the GSM license in France is not measured in the balance sheet.
(5)	This item concerns two GSM licenses with residual useful lives of 7.8 and 8.7 years, respectively, and a UMTS license acquired in December 2000 for a term of 22 years.
(6)	This item mainly relates to licenses in the Netherlands, Belgium and Egypt.

NOTE 14 - PROPERTY, PLANT AND EQUIPMENT, NET

(in millions of euros)	At
	December 31, 2005				December 31, 2004
	Cost	Accumulated depreciation	Impairment	Net	Net
Land and buildings	6,251	(2,488)	(508)	3,255	5,510
Networks and terminals	70,295	(46,149)	(209)	23,937	19,848
IT equipment	3,478	(2,533)	–	945	897
Other	2,084	(1,569)	(82)	433	247

Total	82,108	(52,739)	(799)	28,570	26,502

Movements in the net book value of property, plant and equipment can be analyzed as follows:

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance	26,502	28,972
Acquisitions of property, plant and equipment(1)	4,679	4,140
Impact of changes in the scope of consolidation(2)	2,171	(243)
Disposals and retirements	(305)	(144)
Depreciation and amortization	(5,059)	(5,995)
Impairment(3)	(15)	(116)
Translation adjustment(4)	619	791
Reclassifications and other	(22)	(903	)(5)

Closing balance	28,570	26,502
(1)	Including €3 million and €24 million in assets acquired under finance leases at December 31, 2005 and December 31, 2004, respectively.
(2)	In 2005, this mainly relates to Amena (€1,870 million) and Sonatel and its subsidiaries (€222 million). In 2004, this item primarily reflects the impact of the sale of Orange Denmark in an amount of €250 million.
(3)	In 2004, this item relates to the €121 million impairment loss taken on Equant’s property, plant and equipment, which was split proportionally according to the net book value of the related assets (see Note 7).
(4)	In 2005, the translation adjustment relates mainly to TP SA (€275 million), Orange UK (€90 million), PTK Centertel (€60 million), Orange Romania (€53 million) and ECMS (€54 million). In 2004, the translation adjustment primarily concerns the impact of movements in the Polish zloty and US dollar against the euro for, respectively, €816 million and €(32) million.
(5)	In 2004, this item mainly includes reclassifications of property, plant and equipment within software (see Note 13).

Property, plant and equipment held under finance leases:

(in millions of euros)	At
December 31, 2005
Net
Land and buildings	222
Networks and terminals	454
IT equipment	17

Total	693

CONSOLIDATED FINANCIAL DOCUMENTS

Capitalized expenditure during 2005:

(in millions of euros)	At
December 31, 2005
Net
External purchases	621
Labour expenses	352
Other	76

Total	1,049

NOTE 15 - INTEREST IN ASSOCIATES

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Opening balance	370	607
Dividends(1)	(113)	(2)
Share of profits (losses)(2)	20	30
Impact of change in scope of consolidation(3)	320	6
Purchases of minority interests	–	12
Disposals of securities(4)	(320)	(278)
Translation adjustments	25	(11)
Reclassifications and other	19	6

Closing balance	321	370
(1)	Including, in 2005, €112 million in dividends in respect of BlueBirds Participations France.
(2)	Including, in 2005, €44 million share of profits from BlueBirds Participations France.
(3)	Including, in 2005, €250 million in respect of the exchange of Sonaecom shares (see Note 4), and €70 million relating to One GmbH (see Note 16).
(4)	Including, in 2005, an amount of €221 million for the delivery of STMicroelectronics shares (see Notes 4, 21, 31 and 32) and €93 million relating to the sale of Tower Participations (see Notes 4, 8 and 32); and in 2004, €219 million relating to the sale of STMicroelectronics shares, and €47 million in respect of Radianz.

The net book values of France Telecom’s interests in associates are as follows:

(in millions of euros)		At
Company	Main activity	% interest December 31, 2005	December 31, 2005	December 31, 2004
Tower Participations SAS(1)	Broadcasting and audiovisual transmission	–	–	93
BlueBirds Participations France	Holding vehicle for indirect interest in Eutelsat Communications	20.0	6	52
FT1CI(1)	Holding vehicle for investments in STMicroelectronics	–	–	196
Sonaecom(2)	Telephone operator in Portugal	23.7	250
Mobilcom(3)	Telephone operator in Germany	–	–	0
One GmbH(4)	Telephone operator in Austria	17.5	55	–
Other			10	29

Total			321	370
(1)	Companies sold during 2005 (see Note 4).
(2)	See Note 4.
(3)	A 27.3% stake in MobilCom was sold during 2005 (see Note 4). The residual 1% interest has been reclassified under “Assets available for sale”.
(4)	See Note 16.

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 16 - ASSETS AVAILABLE FOR SALE

France Telecom’s main investments in non-consolidated companies are as follows:

(in millions of euros)		At
		December 31, 2005			December 31, 2004
	% interest	Fair value	Change in fair value(1)	Impact of changes in Group structure and impairment	Fair value
Bull SA(2) and other instruments	10.1%	94	47	–	47
Intelsat(3)	–	–	(41)	(64)	105
Optimus (Portugal)(4)	–	–	(30)	(112)	142
ONE GmbH(5) (formerly Connect Austria)	–	–	–	(98)	98
Mobilcom(2) and (6)	1%	12	12	–	–
Investment funds(7)	–	60	2	(33)	91
Other companies	–	56	2	(62)	116
Marketable securities(8)	–	41	7	18	16

Total assets available for sale		263	(1)	(351)	615
(1)	Recorded under equity in the reserve related to asset available for sales.
(2)	Listed company.
(3)	Interest sold in 2005 (see Note 4).
(4)	Exchange of Sonaecom shares (see Notes 4 and 15).
(5)	Consolidated at January 1, 2005 by the equity method (see Note 15).
(6)	Residual interest at end-2005 (see Notes 4 and 15).
(7)	Principally in research and development.
(8)	Assets available for sale comprise marketable securities and investments held for over one year.

NOTE 17 - OTHER FINANCIAL ASSETS AND DERIVATIVES

17.1 OTHER NON-CURRENT FINANCIAL ASSETS AND DERIVATIVES

(in millions of euros)	At
	December 31, 2005			December 31, 2004
	Cost	Provisions	Net	Net
Cash collateral paid(1)	639	–	639	1,129
Carryback receivables(2)	139	–	139	1,706
Receivables from control entites and current accounts	288	(149)	139	210
Deposits relating to in-substance defeasance operations and QTE leases(1) and (3)	233	–	233	760
Other(4)	220	(3)	217	296
Total loans and receivables (a)	1,519	(152)	1,367	4,101
Non-current derivatives (assets)(1)	139	–	139	184
Total financial assets at fair value (b)	139	–	139	184

Other non-current financial assets and derivatives (a)+(b)	1,658	(152)	1,506	4,285
(1)	This item is included in the calculation of net financial debt (see Note 19).
(2)	In 2005, this item includes an FT SA carryback receivable recognized in respect of 2001 for €139 million. In 2004, this item includes the FT SA carryback receivable recognized in respect of 2001 for €1,471 million, which was deconsolidated in 2005 (see Notes 31 and 32), and the FT SA carryback receivable recognized in respect of 2000 for €235 million, which was reclassified in 2005 under “Current tax assets since it is expected to be realized during 2006 (see Note 11).
(3)	In 2005, this item includes €146 million and €80 million, respectively, regarding QTE leases relating to Orange Suisse and France Telecom SA (€127 million and €69 million in 2004). These assets – arising on specific transactions – offset part of the related gross debt (see Notes 19 and 32). Deposits relating to the in-substance defeasance operations of Orange UK (€564 million at December 31, 2004) were repaid during first-half 2005 after a first demand guarantee was set up (see Note 32).
(4)	This item mainly concerns security deposits and various loans, in addition to advances and downpayments on non-current assets.

CONSOLIDATED FINANCIAL DOCUMENTS

17.2 OTHER CURRENT FINANCIAL ASSETS AND DERIVATIVES

(in millions of euros)	At
	December 31, 2005			December 31, 2004
	Cost	Provisions	Net	Net
Derivatives (current assets)(1)	64	–	64	56
Marketable securities held for trading(1) and (2)	39	–	39	240
Total financial assets at fair value (a)	103	–	103	296
Receivables from control entites and current accounts	54	(4)	50	16
Other	52	–	52	–
Total loans and receivables (b)	106	(4)	102	16

Other current financial assets and derivatives (a) + (b)	209	(4)	205	312
(1)	These items are included in the calculation of net financial debt (see Note 19).
(2)	Investments in mutual funds (SICAV de trésorerie and Fonds communs de placement).

17.3 ADDITIONAL DISCLOSURES

(in millions of euros)
Opening balance	January 1, 2005	(140)
Change in provisions for impairment in value		(2)
Translation adjustments		(15)
Reclassifications		1

Closing balance	December 31, 2005	(156)

- of which non-current		(152)
- of which current		(4)

NOTE 18 - TRADE RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

18.1 TRADE RECEIVABLES, NET

Additions to the provision for the impairment of trade receivables, net of reversals, amounted to €1,264 at December 31, 2005 (€1,340 million at December 31, 2004).

18.2 OTHER CURRENT ASSETS

(in millions of euros)	At
	December 31, 2005	December 31, 2004
VAT receivable	1,261	1,514
Other taxes receivable	35	211
Employee- and payroll-related receivables	24	81
Employee share offers(1)	149	402
Kulzyck Holding transaction(2)	–	51
Advances and downpayments relating to non-current assets	53	73
Other (3)	395	453

Total	1,917	2,785
(1)	This item corresponds to the amount paid by employees to France Telecom SA within the scope of share offers reserved for current and former employees (see Notes 27 and 29).
(2)	Payment to be made in relation to the transaction with Kulczyk Holding (see Note 32).
(3)	Other receivables include, in particular, funds paid by other operators to France Telecom within the scope of a submarine cable management consortium, representing an amount of €117 million at December 31, 2005, compared with €89 million at December 31, 2004 (see Note 29).

CONSOLIDATED FINANCIAL DOCUMENTS

18.3 Prepaid expenses

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Prepaid external purchases	504	461
Other prepaid operating expenses	68	199

Total	572	660

NOTE 19 - NET FINANCIAL DEBT

19.1 ANALYSIS OF NET FINANCIAL DEBT BY COMPOSITION AND MATURITY

Net financial debt as defined and used by France Telecom SA corresponds to the total gross financial debt (converted at the year-end closing rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, cash and cash equivalents and marketable securities, and deposits paid on certain specific transactions (if the related debt is included in gross financial debt), and including the impact of the effective portion of cash flow hedges.

The table below provides a breakdown of net financial debt by category and repayment schedule:

(in millions of euros)	Note	2006	2007	2008	2009	2010	2011 and beyond	Total due in more than one year	Total at December 31, 2005	Total at December 31, 2004
Bonds	21	3,292	3,350	4,854	3,788	2,839	19,387	34,218	37,510	39,089
Bank loans	22	2,306	2,323	1,545	1,101	373	246	5,588	7,894	5,564
Finance lease liabilities(1)		40	60	62	68	218	1,255	1,663	1,703	1,709
Impact of derivatives (liabilities)(2)	23	571	58	230	270	2	523	1,083	1,654	2,056
Accrued interest(3)		1,396	–	–	–	–	–	–	1,396	1,172
Treasury bills		1,209	–	–	–	–	–	–	1,209	1,293
Bank overdrafts		166	–	–	–	–	–	–	166	346
Other financial liabilities(4)		1,609	2	–	–	–	82	84	1,693	4,216

Gross financial debt (a)		10,589	5,793	6,691	5,227	3,432	21,493	42,636	53,225	55,445

Impact of derivatives (financial assets)	17 and 23	64	30	28	5	15	61	139	203	240
Cash collateral paid	17	–	–	–	–	–	639	639	639	1,129
Other financial assets	17	–	–	–	–	–	233	233	233	760
Marketable securities	17 and 20	39	–	–	–	–	–	–	39	240
Cash and cash equivalents	20	4,097	–	–	–	–	–	–	4,097	3,153

Total (b)		4,200	30	28	5	15	933	1,011	5,211	5,522

Effective portion of cash flow hedges(5) (c)		(2)	(2)	(12)	–	–	(152)	(166)	(168)	(101)

Net financial debt (a)-(b)+(c)		6,387	5,761	6,651	5,222	3,417	20,408	41,459	47,846	49,822

(1)	Finance lease liabilities primarily include:
-	Liabilities associated with Orange UK’s in-substance defeasance operations, totaling €1,214 million at December 31, 2005 (€1,174 million at December 31, 2004), for which the final settlement payments are due after 2017. At December 31, 2004, this liability was offset in the amount of €564 million by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease. These guarantee deposits were reimbursed in 2005 after a first demand guarantee was set up (see Note 32).
-	Orange Switzerland’s liability related to QTE leases, amounting to €146 million at December 31, 2005 (€127 million at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17).

CONSOLIDATED FINANCIAL DOCUMENTS

-	FT SA’s liability related to QTE leases, amounting to €80 million at December 31, 2005 (€69 million at December 31, 2004), which was offset by guarantees deposited within the scope of this operation (see Note 17).
(2)	This item includes, at December 31, 2005, the valuation of the price guarantee given to Amena minority shareholders (see Note 4).
(3)	Including accrued interest on perpetual bonds redeemable for France Telecom shares in an amount of €281 million. This accrued interest was posted under the caption “Other financial liabilities” at December 31, 2004 in an amount of €548 million.
(4)	The following items are included in this caption:
-	a carryback liability, amounting to €229 million at December 31, 2005 (€1,508 million at December 31, 2004), corresponding to the contra-entry recorded in relation to the recognition in assets of the carryback receivable sold (see Notes 11, 17, 31 and 32). This receivable does not qualify for derecognition;
-	gross debt carried by receivables securitization vehicles relating to France Telecom SA, Orange France and Orange UK (€1,210 million at December 31, 2005 and €1,460 million at December 31, 2004);
-	commitments to purchase minority interests (put options), amounting to €73 million at December 31, 2005 and €547 million at December 31, 2004. At December 31, 2005, these commitments related to Orange Madagascar for €24 million, and Amena for €49 million. At December 31, 2004, these commitments related mainly to Orange Slovensko for €500 million; Orange Madagascar for €21 million; and Orange Dominicana for €19 million (see Note 32).
(5)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

19.2 BALANCE SHEET ITEMS INCLUDED IN THE CALCULATION OF NET   FINANCIAL DEBT

(in millions of euros)	Balance sheet		Amounts included in the calculation of net financial debt
	At December 31, 2005	At December 31, 2004	At December 31, 2005	At December 31, 2004
Other non-current financial assets and derivatives	1,506	4,285
o/w Cash collateral paid	639	1,129	639	1,129
Carryback receivables	139	1,706	–	–
Receivables from controlled entites and current accounts	139	210	–	–
Deposits relating to in-substance defeasance and cross-lease operations(QTE leases)	233	760	233	760
Other loans and receivables	217	296	–	–
Non-current derivatives (assets)	139	184	139	184
Other current financial assets and derivatives	205	312
o/w Current derivatives (assets)	64	56	64	56
Marketable securities	39	240	39	240
Loans and receivables	102	16	–	–
Cash and cash equivalents	4,097	3,153	4,097	3,153

Assets included in the calculation of net financial debt			5,211	5,522

Equity attributable to equity holders of France Telecom SA	24,860	14,451
o/w Effective portion of cash flow hedges(1)	(168)	(101)	(168)	(101)
Exchangeable or convertible bonds (non-current)	34,218	34,222	34,218	34,222
Other non-current financial debts and derivatives	8,418	8,571	8,418	8,571
Exchangeable or convertible bonds, and other current financial debt and derivatives	9,193	11,480	9,193	11,480
Accrued interest	1,396	1,172	1,396	1,172

Equity and liabilities included in the calculation of net financial debt			53,057	55,344

Net financial debt			47,846	49,822

CONSOLIDATED FINANCIAL DOCUMENTS

(1)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

19.3 WEIGHTED AVERAGE COST OF FINANCIAL DEBT

At December 31, 2005, the weighted average cost of financial debt was 6.46%, against 6.79% at December 31, 2004.

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstandings, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

19.4 COVENANTS

The covenants on the Group’s borrowings and credit lines are presented in Note 24.4.

In addition, the Group has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. The Group has issued borrowings denominated in foreign currencies (USD, CHF, JPY and GBP) which were generally swapped for euros. In 2005, the rise in the US dollar resulted in an improvement in the market value of off-balance sheet currency hedges, leading to a fall in cash collateral paid out, to €639 million at December 31, 2005 from €1,129 million at December 31, 2004. These amounts are included under “Other non-current financial assets and derivatives” (see Notes 17 and 32).

Certain investments and other assets have been pledged to, or used as collateral for, financial institutions to cover bank borrowings and credit lines (see Note 32).

19.5 ANALYSIS OF THE CONTRIBUTION TO NET FINANCIAL DEBT BY CURRENCY

(equivalent value in millions of euros at the year-end closing rate)
	FT SA	TP Group	Amena	Other	Total
EUR	35,511	(342)	2,834	1,302	39,305
USD	189	(175)	–	(75)	(61)
GBP	4,281	–	–	1,494	5,775
CHF	391	–	–	(5)	386
PLN	256	2,639	–	(1)	2,894
Other currencies	(48)		–	(266)	(314)

Sub-total	40,580		2,834	2,449	47,985

Effective portion of cash flow hedges and interest rate impact	(109)	(30)	–	–	(139)

Total	40,471	2,092	2,834	2,449 (1)	47,846
(1)	Including €1,170 million in net financial debt carried by receivables securitization vehicles relating to France Telecom SA, Orange France and Orange UK.

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 20 - CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
France Telecom SA	1,685	970
TP Group	287	707
Other	198	289

Cash equivalents (a)	2,170	1,966

Banks (b)	1,927	1,187

Total cash and cash equivalents (a)+(b) = (c)	4,097	3,153

Marketable securities (d)	39	240

Total cash and cash equivalents and marketable securities (c)+(d)	4,136	3,393

France Telecom SA and TP Group cash equivalents can be broken down as follows:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Loans due within three months	185	239
Certificates of deposit	1,490	840
Treasury bills	56	339
Deposits with a maturity of less than three months	241	250
Other	–	9

France Telecom SA and TP Group cash equivalents	1,972	1,677

NOTE 21 - BONDS

The table below provides an analysis of bonds by issuer:

(in millions of euros)		At
	Note	December 31, 2005	December 31, 2004
France Telecom SA - bonds convertible, exchangeable or redeemable into shares	21.1	1,074	1,438
France Telecom SA - perpetual bonds redeemable for shares (TDIRAs)	21.2	3,835	3,994
France Telecom SA - other bonds	21.3	30,791	31,771
TP Group	21.4	1,748	1,822
Other issuers		62	64

Total bonds		37,510	39,089

The effective global interest rate on bonds before swaps breaks down as follows:

-	France Telecom SA: 6.55% at December 31, 2005 (6.86% at December 31, 2004);

-	TP Group: 6.80% at December 31, 2005 (6.78% at December 31, 2004).

21.1 FRANCE TELECOM SA BONDS CONVERTIBLE, EXCHANGEABLE OR REDEEMABLE INTO SHARES

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), OCEANE bonds are broken down into liability and equity components (see Note 30). At December 31, 2005, this breakdown is as follows:

-	a liability component of €1,074 million;

-	an equity component of €97 million.

CONSOLIDATED FINANCIAL DOCUMENTS

The liability component of bonds convertible, exchangeable or redeemable into shares can be analyzed as follows:

Bonds convertible, exchangeable or redeemable into shares

(in millions of euros)					At
	Initial currency	Initial amount(1)	Initial maturity	Nominal interest rate (%)	December 31, 2005		December 31, 2004
STM bonds exchangeable for shares(2)	EUR	442	2005	6.750	–		386
OCEANE bonds(3)	EUR	1,150	2009	1.600	1,074	(4)	1,052

Total bonds convertible, exchangeable or redeemable into shares					1,074		1,438
(1)	In millions of currency.
(2)	Following its August 6, 2002 issue of bonds exchangeable for STMicroelectronics shares, France Telecom redeemed all of the remaining bonds in circulation at August 6, 2005 (maturity date) by delivering on August 11, 2005, STMicroelectronics shares on the basis of 1.25 STMicroelectronics share per bond, in accordance with the conditions attached to the bonds. These bonds with a face value of €20.92 were measured at their market value on December 31, 2004 (see Note 4).
(3)	Bonds with a face value of €2,581 convertible or exchangeable for new or existing France Telecom shares (OCEANE). These bonds are redeemable or exchangeable as from October 20, 2004, at a rate of 100.297 France Telecom shares per bond, i.e. a conversion price of €25.73 per share (the initial rate of 100 France Telecom shares per bond was adjusted to take into account the September 2005 capital increase). These bonds are classified as hybrid instruments.
(4)	At December 31, 2005, the impact of measuring OCEANE bonds convertible and/or exchangeable into new or existing France Telecom shares at amortized cost was €21 million (versus a negative impact of €1 million at December 31, 2004).

21.2 FRANCE TELECOM SA PERPETUAL BONDS REDEEMABLE FOR SHARES   (TDIRAs)

In accordance with current accounting policies applicable to hybrid financial instruments (see Note 2), perpetual bonds redeemable for France Telecom shares (TDIRAs) are broken down into liability and equity components (see Note 30). At December 31, 2005, this breakdown was as follows:

-	a liability component of €3,835 million,

-	an equity component of €1,215 million.

The liability component of perpetual bonds redeemable for shares (TDIRAs) breaks down as follows:

(in millions of euros)			At
	Number		December 31, 2005
Opening balance	365,188		3,994	(3)
Redemptions(1)	(17,270)		(222)
Impact of measuring bonds at amortized cost	–		63

Closing balance	347,918	(2)	3,835	(3)

Effective interest rate			7.94%
Interest expense paid in 2005(4)			548
(1)	In September 2005, TDIRAs were redeemed for an amount of €243 million, breaking down as €222 million for the liability component and €21 million for the equity component of the hybrid debt (see Note 30).
(2)	Including 260,896 TDIRAs for the “Bank Tranche” and 87,022 TDIRAs for the “Supplier Tranche”. In 2005, TDIRAs were redeemed from bondholders in the “Bank Tranche”.
(3)	Including an amortized cost impact of €107 million at December 31, 2005 and of €81 million at December 31, 2004.
(4)	On January 3, 2005, France Telecom paid a total dividend of €548 million in respect of the financial year 2003, pursuant to a decision by its Annual Shareholders’ Meeting of April 9, 2004. This amount included €296 million in interest in respect of the financial year 2004, and €252 million in deferred interest for the financial year 2003. The deferred interest payment results from a decision of France Telecom’s Annual Shareholders’ Meeting of May 27, 2003, not to pay dividends for 2002. Consequently, France Telecom had decided to carry forward any interest due in respect of 2003.

CONSOLIDATED FINANCIAL DOCUMENTS

In accordance with the Assignment and Subscription Agreements, the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on February 25, 2003 authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRAs), to be subscribed by MobilCom’s banking syndicate and equipment supplier creditors.

On March 3, 2003, France Telecom issued 430,705 TDIRAs with a nominal value of €14,100 each, representing a total amount of €6,072,940,500, of which €4,820,931,000 was reserved for the banking syndicate (the “Bank Tranche”) and €1,252,009,500 for Nokia and Ericsson (the “Supplier Tranche”).

The TDIRAs are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010, provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is greater than 125% of the redemption price), based on a ratio of 364.4437 shares for one TDIRA with a nominal value of €14,100 for the “Bank Tranche” and 356.9513 shares for one TDIRA with a nominal value of €14,100 for the “Supplier Tranche” (the initial ratio of 300 shares for one TDIRA was adjusted in April 2003, May 2004 and September 2005 to take into account the share issues carried out and premiums paid by France Telecom). This rate will be adjusted to protect the rights of the holders according to applicable law. In addition, during the first seven years, the redemption rate for the TDIRAs allocated to the Bank Tranche will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRAs were listed on Eurolist (international issuances) of Euronext Paris and were approved – subject to a warning – by the Commission des opérations de bourse on February 24, 2003 under visa no. 03-092.

Where no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full – including the related accrued interest – at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRAs. The interest is recorded on an annual basis in the statement of income. When payment is deferred, identified interest and/or capitalized interest amounts will be included in liabilities in the “Accrued interest” line.

The TDIRAs have an initial interest rate of 5.75% from their issuance date until December 31, 2009 inclusive, and will be indexed to Euribor plus 3% thereafter. These two rates were revised downwards from January 2, 2006, to 5.25% until December 31, 2009, and 3-month Euribor plus 2.5% thereafter because France Telecom’s respective debt ratings with Moody’s and Standard & Poor’s were upgraded to Baa1 and BBB+ and because France Telecom fulfilled the share price conditions as defined in the contract (the average, weighted according to the total share transaction volume, daily weighted average stock market price for 20 consecutive trading days exceed 30/47ths of the redemption price in force, i.e. €24.77 for the “Bank Tranche” and €25.19 for the “Supplier Tranche”).

CONSOLIDATED FINANCIAL DOCUMENTS

21.3 FRANCE TELECOM SA: OTHER BONDS

Other bonds					Outstanding at (in millions of euros)
Currency	Initial nominal amount (in millions of currency)		Maturity	Nominal interest rate %	December 31, 2005	December 31, 2004
EUR	1,000		2005	6.125	–	989

EUR	2,750	(3)	2005	5.000	–	2,465

GBP	500		2005	7.000	–	496

FRF(4)	2,000		2005	4.800	–	305

FRF(4)	1,000	(1)	2005	1.000	–	145

CHF	1,000	(3)	2006	4.500	430	430

USD	2,000	(3)	2006	7.200	1,697	1,496

FRF(4)	4,500		2006	6.250	687	687

FRF(4)	6,000		2007	5.750	914	919

EUR	1,000		2007	6.000	996	994

EUR	1,000		2007	3-month Euribor +0.250	999	998

EUR	3,650	(3)	2008	6.750	3,316	3,311

FRF(4)	3,000		2008	5.400	456	456

FRF(4)	900		2008	4.600 until 03/13/02 then TEC10(2) less 0.675	70	70

USD	500		2008	6.000	433	391

FRF(4)	1,500		2009	TEC10(2) less 0.75	228	228

EUR	2,500		2009	7.000	2,486	2,483

FRF(4)	3,000		2010	5.700	455	455

EUR	1,400		2010	6.625	1,391	1,389

EUR(5)	1,000		2010	3.000	993	–

USD	3,500	(3)	2011	7.750	3,002	2,658

GBP	600	(3)	2011	7.500	850	852

EUR	750		2012	4.625	744	743

EUR	3,500		2013	7.250	3,474	3,471

EUR(5)	1,000		2015	3.625	987	–

GBP	500		2017	8.000	728	708

GBP	450		2020	7.250	646	627

GBP(5)	350		2025	5.250	504	–

USD	2,500	(3)	2031	8.500	2,085	1,806

EUR	1,500		2033	8.125	1,503	1,502

GBP	500		2034	5.625	717	697

Total other bonds issued by France Telecom SA					30,791	31,771

(1)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issuance, and hedged by a swap for the same amount, which indexes this debt on Euribor.
(2)	TEC10: variable-rate (constant benchmark index) with 10-year maturity, determined by the Comité de normalisation obligataire.
(3)	Bonds with coupons subject to revision if the Group’s debt rating changes.
(4)	These bonds, initially denominated in French francs, have been converted into euros.
(5)	Issued during 2005.

CONSOLIDATED FINANCIAL DOCUMENTS

France Telecom SA’s bonds at December 31, 2005 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. In addition, France Telecom’s outstanding long-term borrowings at December 31, 2005 have not been guaranteed. Certain bonds may be redeemed in advance, at the request of the issuer.

21.4 TP GROUP

The table below provides details at December 31, 2005 of outstanding bonds issued by TP Group:

				Outstanding at (in millions of euros)
Currency	Initial amount issued (in millions of currency)	Maturity	Nominal interest rate (%)	December 31, 2005	December 31, 2004
PLN	300	2005	7.250	–	71
EUR	500	2006	6.625	473	494
EUR	475	2007	6.500	437	471
USD	800	2008	7.750	540	489
EUR	300	2011	4.625	298	297

Total bonds issued by TP Group				1,748	1,822

NOTE 22 - BANK BORROWINGS

22.1 MAIN BORROWERS

(in millions of euros)		At
	Note	December 31, 2005	December 31, 2004
France Telecom SA(1)	22.2.1	4,345	4,305
Amena(2)	22.2.2	2,661	–
TP Group(3)		450	557
Tele Invest II(4)		–	349
Other(5) and (6)		438	353

Total bank borrowings		7,894	5,564
(1)	€1.5 billion of Euro Medium Term Notes (EMTN) were issued during 2005 (€3.5 billion in 2004).
(2)	Amena’s bank borrowings reflect drawdowns on credit lines and are measured at fair value.
(3)	TP Group’s bank borrowings reflect drawdowns on credit lines.
(4)	On January 17, 2005, France Telecom acquired 3.57% of TP SA, previously held by Tele Invest II. The price paid by France Telecom enabled Tele Invest II to fully pay down its debt of €349 million (see Note 4).
(5)	At December 31, 2005, this item mainly relates to ECMS in an amount of €145 million, and Orange Dominicana in an amount of €82 million (these figures were €90 million and €80 million, respectively, at December 31, 2004).
(6)	This item includes €297 million in drawndown credit lines at December 31, 2005, versus €275 million at December 31, 2004.

The effective global interest rate on bank borrowings, before swaps, breaks down as follows:

-	France Telecom SA: 3.12% at December 31, 2005 (2.76% at December 2004);

-	Amena: 3.29% at December 31, 2005;

-	TP Group: 3.06% at December 31, 2005 (3.30% at December 31, 2004).

CONSOLIDATED FINANCIAL DOCUMENTS

22.2 CREDIT LINES

At December 31, 2005, France Telecom had the following principal bilateral and syndicated credit lines:

	At December 31, 2005
	Currency	Amounts in currency (in millions)	Euro-equivalent (in millions)	Amounts drawn down(1) (in millions of euros)
France Telecom SA authorized overdrafts
Bank overdrafts	EUR	150	150	–

France Telecom SA syndicated credit lines
Long-term	EUR	8,000	8,000	–

France Telecom SA bilateral credit lines
Short-term(2)	EUR	425	425	425

Orange bilateral credit lines
Long-term(2)	BWP	45	7	7
Short-term(2)	BWP	20	3	3
Short-term	SKK	4,520	119	–
Long-term(2)	EUR	2	2	2

Orange syndicated credit lines
Long-term(2)	XOF	32,562	49	49
Short-term(2)	XOF	6,250	10	10
Long-term(2)	USD	68	58	58
Short-term(2)	USD	13	11	11
Long-term(2)	DOP	411	10	10
Short-term(2)	DOP	97	3	3
Long-term(2)	EGP	694	102	102
Short-term(2)	EGP	864	127	43

Amena bilateral credit lines
Long-term	EUR	15	15	–
Short-term(2)	EUR	2	2	2

Amena syndicated credit line
Long-term(2)	EUR	2,319	2,319	2,319
Short-term(2)	EUR	340	340	340

TP Group bilateral credit lines
Long-term(2)	EUR	265	265	265
Long-term(2)	PLN	285	74	74
Long-term(2)	USD	35	30	30
Short-term(2)	EUR	58	58	58
Short-term(2)	PLN	52	13	13
Short-term(2)	USD	12	10	10

TP Group syndicated credit line
Long-term	EUR	550	550	–
(1)	Amounts drawn down, before the impact of currency swaps and of measurement at amortized cost.
(2)	At December 31, 2005, drawdowns on these credit lines are included under “Bank borrowings” (see Note 22.1).

CONSOLIDATED FINANCIAL DOCUMENTS

22.2.1 FRANCE TELECOM SA

On June 20, 2005, a new €8 billion syndicated credit line was entered into by France Telecom SA. This new line of credit replaces the €10 billion syndicated credit line entered into on June 22, 2004, and is not subject to any specific covenants in respect of compliance with financial ratios. At December 31, 2005, no amount had been drawn down under this credit line.

This facility was issued at the following terms and conditions:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
8 billion	7 years	4.25 basis points from 1 to 5 years	14.5 basis points from 1 to 5 years
		5 basis points beyond 5 years	17 basis points beyond 5 years

France Telecom SA set up two additional bilateral credit lines, one for €125 million maturing on March 31, 2008, and another for €300 million with a renewable maturity date of December 28, 2006. These two facilities bear interest at a rate indexed to Euribor, and have been drawn down in full.

22.2.2 AMENA

The terms and conditions of this syndicated credit facility are as follows:

Amount (in euros)	Maturity	Fee on undrawn amounts	Margin
2.7 billion	4.5 years	24 basis points	60 to 150 basis points	(1)
(1)	The applicable interest rate linked to Euribor plus a margin of between 60 basis points and 150 basis points, determined by Amena’s net debt/EBITDA ratio (as defined in the contracts with financial institutions).

At December 31, 2005, this facility was drawn down in full. The corresponding liability has been recognized at fair value.

NOTE 23 - DERIVATIVES

23.1 ANALYSIS OF THE FAIR VALUE OF DERIVATIVES

The table below provides details of the fair value of France Telecom Group’s derivatives at December 31, 2004 and December 31, 2005:

(in millions of euros)		At
	Notes	December 31, 2005	December 31, 2004
Derivatives (assets)
Cash flow hedges		84	27
Fair value hedges		31	62
Derivatives held for trading(1)		88	151

Total derivatives (assets) (a)	17 and 19	203	240

Derivatives (liabilities)
Cash flow hedges		150	252
Fair value hedges		513	1,232
Derivatives held for trading		991	572

Total derivatives (liabilities) (b)	19	1,654	2,056

Net derivatives (balance sheet liability position) (b)-(a)		1,451	1,816
(1)	Including equity derivatives: €3 million at December 31, 2005, and €18 million at December 31, 2004.

At December 31, 2005, the main contributors to aggregate net derivatives (balance sheet liability position) of €1,451 million are France Telecom SA (€809 million), TP Group (€301 million, mainly consisting of fair value hedges), and France Telecom España (€258 million, reflecting the value of the price guarantee given to minority shareholders of Amena – see Note 4).

CONSOLIDATED FINANCIAL DOCUMENTS

The table below provides detailed information on the fair value of France Telecom SA’s derivatives at December 31, 2005:

(in millions of euros)	Notes	At December 31, 2005
Derivatives (assets)
Cash flow hedges	23.2	59
Fair value hedges	23.2	26
Derivatives held for trading		78
Total derivatives (assets)		163
Derivatives (liabilities)
Cash flow hedges	23.2	81
Fair value hedges	23.2	303
Derivatives held for trading		588
Total derivatives (liabilities)		972
Net derivatives (balance sheet liability position)		809

23.2 DISCLOSURES RELATING TO FRANCE TELECOM SA’S DERIVATIVES QUALIFYING AS HEDGES

The following table provides a description of France Telecom SA’s hedging transactions at December 31, 2005:

(in millions of euros)		Notional maturity
	Fair value	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years	Total
Derivatives (assets) qualified as hedges (a)
Cash flow hedges(1)	59		450				808	1,258
Fair value hedges(2)	26			789				789

Derivatives (liabilities) qualified as hedges (b)
Cash flow hedges(3)	81						2,206	2,206
Fair value hedges(3)	303						1,617	1,617

Net derivatives qualified as hedges (balance sheet liability position) (b)-(a)	299
(1)	Interest rate caps, cross interest rate swaps, and currency swaps.
(2)	Interest rate swaps.
(3)	Cross interest rate swaps and currency swaps.

23.3	ANALYSIS OF FRANCE TELECOM SA’S CURRENCY INSTRUMENTS BY CURRENCY

At December 31, 2005, France Telecom SA’s net balance sheet liability position in relation to derivatives amounted to €809 million. This total breaks down into €855 million relating to currency instruments (net liability balance sheet position) and €46 million relating to interest-rate instruments (net asset balance sheet position).

The following table analyzes the fair values of the liability leg of FT SA’s currency instruments by currency at December 31, 2005:

(in millions of euros)	EUR	USD	GBP	PLN	Total
Forward purchases	–	1	–	–	1
Currency swaps	2	2	(11)	8	1
CCIRS(1)	853	–	–	–	853

Total (net balance sheet liability position)	855	3	(11)	8	855
(1)	Currency component of cross currency interest rate swaps, euro borrower and foreign currency lender positions.

CONSOLIDATED FINANCIAL DOCUMENTS

23.4 NOTIONAL AMOUNTS OF CURRENCY PAYABLE AND RECEIVABLE

The following table gives the notional amounts of currency payable and receivable in respect of currency instruments (currency swaps, forward currency instruments and options) held by the Group. Issues in US dollars, yen and pounds sterling have mainly been converted into euros (France Telecom SA) and zloty (TP Group).

	Currency
	EUR	USD	JPY	GBP	PLN	Other currencies	Total in euros
Asset leg of currency swaps	1,311	7,788	–	–	–	–	7,913
Liability leg of currency swaps	(6,706)	–	–	–	(8,519)	–	(8,913)
Currency to be received on forward currency contracts	2,883	1,423	–	536	8	311	5,184
Currency to be delivered on forward currency contratcs	(2,308)	(133)	(1,700)	(1,229)	(2,835)	(250)	(5,209)
Currency options	(8)	10	–	–	–	–	–

Total(1)	(4,828)	9,088	(1,700)	(693)	(11,346)	61	(1,025)
(1)	Positive amounts reflect currency receivable, and negative amounts reflect currency payable.

NOTE 24 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

24.1 INTEREST RATE RISK MANAGEMENT

France Telecom seeks to balance its fixed-rate / variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by management.

24.1.1 MANAGEMENT OF FIXED-RATE/VARIABLE-RATE DEBT

The fixed-rate portion of the Group’s financial debts after swaps decreased from 73.3% at December 31, 2004 to 69.9% at December 31, 2005, most of which was attributable to France Telecom SA, whose fixed-rate debt fell from 75.9% to 71.9%. This reflects a fall in outstanding fixed-rate debt, with repayments of €4,797 million on borrowings taken out at fixed-rate compared to €2,517 million in new fixed-rate borrowings arranged. Moreover, new borrowings issued at variable rates exceed repayments on variable-rate debt, with €1,860 million of repayments compared to €1,500 million new variable-rate debt issued, and €425 million corresponding to two bilateral lines of credit.

24.1.2 ANALYSIS OF THE GROUP’S SENSITIVITY TO CHANGES IN INTEREST RATES

■	Sensitivity of financial expense

France Telecom’s derivative instruments are analyzed according to whether or not they are eligible for hedge accounting:

-	derivatives that do not qualify for hedge accounting represent 2.5% of gross financial debt net of cash and cash equivalents and marketable securities and are mainly instruments on which France Telecom pays a fixed rate of interest. Therefore, a 1% rise in interest rates would lead to a decrease of approximately €115 million in financial expense;

-	the variable-rate portion of net financial debt after swaps designated as hedges (excluding derivatives qualifying as trading) represents 35%. A sudden 1% rise in interest rates would lead to an increase of approximately €165 million in financial expense.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately €50 million in financial expense.

CONSOLIDATED FINANCIAL DOCUMENTS

■	Sensitivity of net financial debt

A 1% rise in interest rates would lead to an estimated reduction in the market value of financial debt after swaps of approximately €1.81 billion, which represents 3.45% of the market value of the Group’s net financial debt.

24.2 FOREIGN CURRENCY RISK MANAGEMENT

■	Operations

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited.

At December 31, 2005, net foreign exchange gains in relation to business operations amounted to €14 million. The corresponding amount at December 31, 2004 was €20 million.

■	Financial operations

France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency debt of the entities bearing the principal exchange rate risks (France Telecom SA, Orange and TP Group).

	Currency
	USD	GBP	CHF	DKK	SEK	EUR	Total euro- equivalent	€ millions 10% exchange rate fluctuation
France Telecom SA	(213)	(4)	(201)	(28)	5	–	(319)	(35)
TP Group	(19)	–	–	–	–	(113)	(129)	(13)
Orange	(7)	–	–	–	–	37	31	(9)

Total (currency)	(239)	(4)	(201)	(28)	5	(76)	(417)

Total (euros)	(203)	(6)	(129)	(4)	1	(76)	(417)	(57)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso. These unfavorable exchange rate movements would result in a foreign exchange loss of €57 million.

24.3 LIQUIDITY RISK MANAGEMENT

On December 5, 2002, France Telecom announced that there were three components to reinforcing the Group’s financial position and its ability to meet its obligations:

-	strengthening equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

-	a plan for improving operational performance;

-	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

-	bonds issued for an amount of €14.3 billion with an average initial maturity of around 11.9 years;

-	OCEANE bonds (convertible or exchangeable into new or existing France Telecom shares) issued for an amount of €1.15 billion with an average initial maturity of around 4.3 years (see Note 21);

-	EMTN (Euro Medium Term Notes): bonds issued for an amount of €5.1 billion with an average initial maturity of around 2 years;

CONSOLIDATED FINANCIAL DOCUMENTS

-	credit lines: having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004, and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This credit line was canceled on June 20, 2005 following the establishment of a new €8 billion syndicated credit facility (see Note 22.2);

-	France Telecom SA have also set up two additional bilateral credit lines, one for €125 million with a maturity date of March 31, 2008, and another for €300 million with a renewable maturity date of December 28, 2006. These two credit facilities are indexed to Euribor and have been fully drawn down.

France Telecom’s liquidity position:

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Available drawdowns on the new syndicated credit line(1)	8,000	–
Available drawdowns on the syndicated credit line entered into in 2004(1)	–	10,000
Authorized overdrafts	150	150

France Telecom SA credit facilities (a)	8,150	10,150

Available drawdowns under the Group’s other main credit facilities (see Note 22) (b)	768	719

Cash and cash equivalents and marketable securities (see Note 20) (c)	4,136	3,393
Bank overdrafts (d)	(166)	(346)

Liquidity position (a)+(b)+(c)+(d)	12,888	13,916
(1)	This syndicated credit line was entered into on June 22, 2004, and was canceled on June 20, 2005 following the establishment of a new €8 billion syndicated credit facility (see note 22.2).

France Telecom’s debt ratings

At December 31, 2005, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Positive	Stable	Stable
Short-term debt	A2	P2	F1

On February 10, 2005, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB+ to A-. Moody’s, having already raised France Telecom’s long-term debt rating on February 23, 2005 from Baa2 to Baa1, further upgraded the rating to A3 on June 30, 2005. The short-term rating remains unchanged at P2. On March 24, 2005, Fitch increased France Telecom’s short-term rating from F2 to F1.

A portion of the debt (€11.3 billion of the outstanding balance at December 31, 2005) includes step-up clauses. This amount does not include the TDIRAs, the step-up clauses in respect of which are described in Note 21.2.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 10, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2005 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €23 million before tax for 2005.

Moody’s upgrading of France Telecom’s debt rating on February 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. Moody’s upgrading of France Telecom’s rating on June 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2005 for the US dollar and pound sterling denominated bonds issued in March 2001. The positive impact of the Moody’s rating upgrade is estimated at €28 million before tax for 2005.

CONSOLIDATED FINANCIAL DOCUMENTS

24.4 MANAGEMENT OF COVENANTS

■	Commitments with regard to financial ratios

At December 31, 2005, neither France Telecom SA nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

However, the Group remains bound by the following commitments:

-	Certain financial ratios have to be respected in connection with Orange’s receivables securitization programs (notably gearing and interest cover ratios with respect to Orange France and Orange SA). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

-	In respect of its 2003 bank financing contract, Amena must comply with the following ratios:

-	an interest cover ratio (EBITDA to net financial expense) equal to or greater than 4.25 at December 31, 2005; 5.25 at June 30, 2006; and 6.00 at December 31, 2006 and beyond (EBITDA as defined in the contracts);

-	a net financial debt to EBITDA ratio equal to or greater than 4.00 at December 31, 2005; 3.50 at June 30, 2006; and 3.00 at December 31, 2006 and beyond (net financial debt and EBITDA as defined in the contracts).

At December 31, 2005, the ratios calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP SA, in respect of which France Telecom granted a guarantee (see Note 32), was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP SA shares in October 2004 and January 2005 (see Notes 4 and 32), these commitments are no longer in force.

■	Commitments related to instances of default or material adverse changes in credit standing

Most of France Telecom’s financing agreements, including, in particular, the new €8 billion syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program and France Telecom SA’s bilateral credit lines, are not subject to cross default or prepayment clauses in the event of a material adverse change in the credit standing of the borrower. When such clauses exist, accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom SA’s receivables disposal programs: (i) standard repayment scenarios on the contractual maturity day of the programs at December 31, 2007 (renewable maturity); (ii) accelerated payment, notably in the event of a downgrading of France Telecom’s long-term rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables, and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

■	Other commitments

As part of the sale of future State receivables accounted for as bank borrowings, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

24.5 CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash, trade receivables and negotiable bills, marketable securities and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries.

CONSOLIDATED FINANCIAL DOCUMENTS

France Telecom invests its cash and cash equivalents and marketable securities with financial institutions and industrial groups that are rated A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of non-performance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and equity. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

24.6 MARKET RISK ON SHARES

At December 31, 2005, France Telecom SA had no options to purchase its own shares.

NOTE 25 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal methods and assumptions used to estimate the fair value of financial instruments are described below.

For cash and cash equivalents and trade receivables and payables, France Telecom considers their carrying amount to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market values of non-consolidated investments in quoted companies and listed marketable securities have been estimated based on quoted market prices at the year-end. Other securities are measured using available information based on factors such as transaction value, discounted future cash flows and comparable multiples (see Notes 16 and 17).

The market value of long-term and short-term debt was determined using:

-	the estimated value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

-	the quoted market value for convertible, exchangeable and indexed bonds.

(in millions of euros)	At
	December 31, 2005		December 31, 2004
	Book value	Estimated fair value	Book value	Estimated fair value
Long-term loans(1)	42,636	47,105	50,236	55,790
Bank overdrafts and short-term borrowings, excluding accrued interest(1)	9,193	9,305	4,037	4,027
Accrued interest on borrowings	1,396	1,396	1,172	1,172
Total	53,225	57,806	55,445	60,989
(1)	Fair values are presented net of accrued interest (except as regards derivatives).

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 26 - EMPLOYEE BENEFITS

26.1 KEY FIGURES

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Pensions and other similar obligations	744	707
Other employer-related payables and payroll taxes due(1)	1,698	1,903

Total employee benefit obligations	2,442	2,610

- Of which non-current	679	628
- Of which current	1,763	1,982
(1)	Mainly comprises provisions for paid leave and payroll taxes payable.

26.2	PENSIONS AND OTHER LONG-TERM EMPLOYEE BENEFIT OBLIGATIONS

Pensions and other long-term employee benefit obligations comprise post-employment benefits and other long-term benefits (see Note 2.1.21).

Post-employment benefits include:

-	benefits other than pensions;

-	retirement bonuses;

-	other pension plans: France Telecom has defined benefit pension plans and defined contribution plans open to employees and retirees. The benefits provided under these plans are primarily based on years of service and average compensation, or a monthly retirement benefit amount.

The expense recognized in connection with the defined contribution plans totaled €1,228 million in 2005 (€1,237 million in 2004), and mainly relates to contributions in full discharge to pension plans of civil servants among France Telecom’s personnel.

Other long-term benefits consist mainly of seniority awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

The assumptions used for the Eurozone (representing over 70% of France Telecom’s liability) are as follows:

-	a long-term discount rate of 4%, and a medium-term discount rate of 3.5%;

-	a long-term inflation rate of 1.5% to 2% depending on the country;

-	average expected long-term increase in salaries of 2%;

-	expected return on plan assets of 3%.

CONSOLIDATED FINANCIAL DOCUMENTS

The table below provides details on the movements in value of these commitments:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Benefit obligation at the beginning of the year	301	259	206	252	1,018	937
Service cost	20	15	14	13	62	42
Interest cost	12	11	9	3	35	39
Employee contributions	6	–	–	–	6	6
Amendments	–	(13)	20	(34)	(27)	(5)
Curtailments/settlements	–	–	(6)	(2)	(8)	(50)
Actuarial losses/(gains)	16	33	(6)	7	50	87
Benefits paid	(11)	(19)	(22)	(19)	(71)	(49)
Changes in the scope of consolidation	–	–	–	–	–	–
Acquisitions/disposals	–	4	–	26	30	–
Other (exchange differences)	9	4	1	5	19	11

Benefit obligation at the end of the year (A)	353	294	216	251	1,114	1,018

- Of which benefit obligation at the end of the year in respect of employee benefit plans that are wholly or partly funded	350	33	–	–	383	326
- Of which benefit obligation at the end of the year in respect of employee benefit plans that are wholly unfunded	3	261	216	251	731	692

Changes in plan assets break down as follows:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Fair value of plan assets at the beginning of the year	165	1	–	–	166	148
Actuarial return on plan assets	15	–	–	–	15	12
Employer contributions	24	9	1	8	42	24
Employee contributions	6	–	–	–	6	6
Curtailments/settlements	–	–	–	–	–	(1)
Benefits paid	(11)	(9)	(1)	(8)	(29)	(17)
Changes in the scope of consolidation	–	–	–	–	–	(4)
Acquisitions/disposals	–	–	–	–	–	–
Other (exchange differences)	4	–	–	–	4	(2)

Fair value of plan assets at the end of the year (B)	203	1	–	–	204	166

The corresponding provisions at the end-of 2005 are as follows:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Net funded status (A)-(B)	150	293	216	251	910	853
Unrecognized actuarial gains/losses	(51)	(47)	(33)	–	(131)	(97)
Unrecognized prior service cost	–	(36)	1	–	(35)	(49)
Asset ceiling adjustment	–	–	–	–	–	–

Provisions	99	210	184	251	744	707

- Of which current	6	12	15	32	65	79
- Of which non-current	93	198	169	219	679	628

CONSOLIDATED FINANCIAL DOCUMENTS

The following table provides a breakdown of the periodic pension cost:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Service cost	20	15	14	13	62	42
Interest cost	12	11	9	3	35	40
Expected return on plan assets	(10)	–	–	–	(10)	(10)
Actuarial (gains)/losses	4	–	1	7	12	1
Amortization of unrecognized prior service cost	–	5	16	(33)	(12)	5
Impact of curtailments/settlements	–	–	(4)	(2)	(6)	(51)
Asset ceiling adjustment	–	–	–	–	–	–

Net periodic pension cost	26	31	36	(12)	81	27

Changes in provisions can be broken down as follows:

(in millions of euros)	Post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total 2005	Total 2004
Provision at the beginning of the year	96	189	170	252	707	723

Net periodic pension cost	26	31	36	(12)	81	27
Employer contributions	(24)	(1)	–	–	(25)	(24)
Benefits directly paid by the employer	–	(16)	(23)	(19)	(58)	(33)
Changes in the scope of consolidation	–	–	–	–	–	–
Acquisitions/disposals	–	4	–	26	30	–
Other	1	3	1	4	9	14

Provision at the end of the year	99	210	184	251	744	707

NOTE 27 - SHARE-BASED COMPENSATION

27.1 STOCK OPTIONS PLANS

In 2005

-	France Telecom SA set up a stock option plan pursuant to an authorization given by its Ordinary and Extraordinary Shareholders’ Meeting held on September 1, 2004.

-	PagesJaunes SA also set up a stock option plan for its employees in June 2005.

-	Following the acquisition of all of Equant’s assets and liabilities (see Note 4), an indemnity was paid on all Equant options before these were cancelled on May 24, 2005.

Orange SA, Wanadoo SA and Equant granted their executive directors and employees options to purchase shares prior to 2005. The terms and conditions of the Wanadoo and Orange plans (set up in connection with the buyout of the minority shares in these companies) are provided below, with details of the various plans.

27.1.1 FRANCE TELECOM

France Telecom’s stock option plan was set up on October 26, 2005 (October 27 in the UK), and had a weighted exercise price of €23.46. If exercised, these options may be exchanged for new France Telecom shares over a period of ten years. The options vest in full after a three-year period.

CONSOLIDATED FINANCIAL DOCUMENTS

27.1.2 ORANGE

27.1.2.1 Orange liquidity contract

Upon completion of the tender offer followed by a compulsory purchase of outstanding Orange shares, France Telecom offered Orange stock option holders and holders of Orange shares obtained upon exercise of stock options, the possibility of entering into a liquidity contract.

Orange shares covered by the liquidity contract are automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the non-transferability period for options already exercised.

The signatories to the liquidity contract undertake not to exercise their options before the end of any tax or social security unavailability period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares are exchanged based on the exchange ratio applicable in the exchange offer, i.e. 0.446 France Telecom SA share for one Orange SA share at December 31, 2005, adjusted, where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom SA as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations.

Orange stock options covered by the liquidity contract are treated as options to purchase or subscribe for France Telecom SA shares and are considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares, i.e. October 7, 2003, provided that their exercise price divided by 0.446 does not exceed the average annual market price of France Telecom SA shares in 2005 (see Note 30).

During the second half of 2005, and in accordance with the terms and conditions of the liquidity contract, France Telecom SA allocated, at no consideration, options liquidity instruments to holders of Orange options covered by a liquidity contract. These instruments consist of warrants redeemable for cash and/or new or existing France Telecom SA shares, and are aimed at facilitating the issuance, transfer and delivery of France Telecom SA shares subject to liquidity contracts. Options liquidity instruments are share equivalents, and no request for listing has been filed. A total of 81,791,153 options liquidity instruments were allocated to Orange bondholders covered by a liquidity contract, at a rate of one options liquidity instrument for one Orange stock option.

The Orange stock option plans were originally accounted for as equity-settled. From May 2004, France Telecom SA elected to redeem them for cash, and consequently the plans were accounted for as cash-settled. However, since September 2005, and due to the issuance of the options liquidity instruments facilitating the delivery of new or existing France Telecom SA shares and the current decision to deliver new shares, Orange stock option plans have again been accounted for as plans entitling the holder to subscribe to new shares (equity-settled).

27.1.2.2 Description of Orange stock option plans at the grant date

Orange stock option plans can be broken down into four categories: International, France, USA and Sharesave.

The “International” plans (2001, 2002 and 2003) represent a total of 85,693,210 options with terms of ten years, except for Switzerland where the term is twelve years. The vesting period for most of these plans is three years, with options either vesting progressively at a rate of one-third per year over the three-year period, of fully at the end of the vesting period. Certain options have two-year vesting periods, and others have individually defined vesting periods.

The “France” plans (2001, 2002 and 2003) represent a total of 45,983,363 options with terms of 10 years. The options under most of these plans vest in full after a three-year vesting period. However, certain plans have individually defined vesting periods.

The “USA” plans (2001, 2002 and 2003) represent a total of 3,621,755 options with terms of 10 years. The options under most of these plans vest progressively over a period of approximately 40

CONSOLIDATED FINANCIAL DOCUMENTS

months (30% after approximately 15 or 16 months and an additional 17.5% per six-month period thereafter). However, certain options granted under the 2001 plan have a five-year vesting period with options vesting at a rate of 20% per annum.

The “Sharesave” plans, which concern the United Kingdom and the Netherlands, have an exercise period of six months from the vesting date. The exercise price for the UK plans is denominated in pounds sterling. The 4,037,379 options granted under the UK SAVE – 5 year (2001) plan vest after approximately 5 years. The 5,839,507 options granted under the UK SAVE – 3 year (2001, 2002 and 2003) plans, and the 232,186 options granted under the Netherlands SAVE – 3 year plans, vest after approximately three years.

The Group’s consolidated subsidiaries Mobistar and ECMS (Mobinil) have also set up the following respective stock option plans:

-	Mobistar: 849,883 stock subscription options granted in 2000, which have been fully vested since July 2005.

-	ECMS: 493,750 stock options granted in 2003 with terms of seven years, and that vest after three years.

27.1.3 WANADOO

In connection with the purchase of the minority shares in Wanadoo, France Telecom undertook to guarantee the liquidity of the shares issued following the exercice of Wanadoo stock options. This commitment resulting in Wanadoo stock options being exchanged for France Telecom stock options following the merger of Wanadoo SA and France Telecom SA in September 2004, at a ratio of 7 France Telecom SA shares for 18 Wanadoo SA shares, subject to adjustments that may be made further to subsequent financial transactions.

Wanadoo’s 2000, 2001, 2002 and 2003 stock option plans can be broken down into two categories: plans for French employees, representing a total of 30,630,000 options allocated, and those for UK employees (Wanadoo UK – formerly Freeserve), representing 8,475,327 options granted. All these plans have 10-year terms and are equity-settled, although they were temporarily cash-settleable from March 9, 2004 through September 1, 2004.

For French employees, the stock options vest in full after three years (or five years for the 2000 plan). In addition, the exercise of the options granted under the 2000 and 2001 plans is subject to a number of performance conditions relating to the underlying shares and operating results. Stock options granted under the UK plans vest progressively over a period of approximately three years (50% after 2 years, and 50% after 3 years).

27.1.4 EQUANT

Equant set up several stock option plans in 2001, 2002, 2003 and 2004, representing a total of 8,554,118 options granted. All of these plans were equity-settled and had ten-year terms. The vesting period for most of the plans was three or four years (one third per year for three years or a quarter per year for four years). Just one stock option plan was granted in 2005, which represented a total of 98,133 options with an exercise price of €4.27, and vested immediately.

All Equant options were vested in advance of term on February 9, 2005. Options unexercised at that date were indemnified before being cancelled on May 24, 2005.

27.1.5 PAGESJAUNES

PagesJaunes’ stock option plan was set up on June 28, 2005, and had an exercise price of €19.30. These options are equity-settled with ten-year terms, and vest in full after a three-year period.

CONSOLIDATED FINANCIAL DOCUMENTS

27.1.6 MOVEMENTS IN STOCK OPTION PLANS DURING THE YEAR

Details of the stock option plans granted to France Telecom Group employees can be summarized as follows for the 2005 and 2004 financial years:

	Year ended December 31, 2005
France Telecom stock option plan	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	–	–
Granted	14,516,445	€23.46
Exercised	–
Cancelled, returned, lapsed,	–
Options outstanding at the end of the year	14,516,445	€23.46

Orange stock option plan	Year ended December 31, 2005		Year ended December 31, 2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	98,938,143	€8.77	115,054,616	€8.72
Granted	–	–	–	–
Exercised	(19,745,686)	€8.67	(8,546,003)	€7.76
Cancelled, returned, lapsed	(3,428,937)	€8.60	(7,570,470)	€9.05
Options outstanding at the end of the year	75,763,520	€8.80	98,938,143	€8.77

Mobistar stock option plan	Year ended December 31, 2005			Year ended December 31, 2004
	Number of options		Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	255,826		€34.15	778,770	€34.15
Granted	–		–	–	–
Exercised	(237,866)		€34.15	(517,520)	€34.15
Cancelled, returned, lapsed	137	(1)	€34.15	(5,424)	€34.15
Options outstanding at the end of the year	18,097		€34.15	255,826	€34.15

Mobinil stock option plan	Year ended December 31, 2005			Year ended December 31, 2004
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	493,750	€6.10		493,750	€6.10
Granted	–	–		–	–
Exercised	–	–		–	–
Cancelled, returned, lapsed	–	–		–	–
Options outstanding at the end of the year	493,750	€5.35	(2)	493,750	€6.10

CONSOLIDATED FINANCIAL DOCUMENTS

France Telecom stock option plan (former Wanadoo plan)	Year ended December 31, 2005			Year ended December 31, 2004
	Number of options	Weighted average exercise price		Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	10,285,794	€19.71		32,326,955	€7.41
Granted	–	–		–	–
Converted into FT options (7/18ths)	–	–		12,554,718	€19.06
Additional options based on the purchase ratio	31,161	€20.49	(3)	–	–
Exercised	(1,630,683)	€14.93	(3)	(1,825,516)	€15.41
Cancelled, returned, lapsed	(255,170)	€20.04	(3)	(443,408)	€18.96
Options outstanding at the end of the year	8,431,102	€20.55		10,285,794	€19.71

PagesJaunes stock option plan	Year ended December 31, 2005
	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	–	–
Granted	3,796,800	€19.30
Exercised	–	–
Cancelled, returned, lapsed	(39,800)	€19.30
Options outstanding at the end of the year	3,757,000	€19.30
(1)	This item corresponds to the cancellation of 275 options, less the restoration of 412 options that were cancelled in 2004 for employees on secondment within the Group.
(2)	The weighted exercise price in Egyptian pounds remains unchanged (EGP 36.06)
(3)	The weighted exercise price shown includes the adjustment to the exercise price following the capital increase of September 26, 2005.

Options outstanding at the end of the year:

	Year ended December 31, 2005
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range		Number of options exercisable at year-end
France Telecom stock option plan	14,516,445	118	€23.46 –	€23.48	–
Orange stock option plans (France)	75,763,520	68	€4.48 –	€10.00	54,506,222
Mobistar stock option plan	18,097	30	€34.15		18,097
Mobinil stock option plan	493,750	59	€5.35		0
France Telecom stock option plans (former Wanadoo plans)	8,431,102	74	€13.84 –	€48.70	6,483,843
PagesJaunes stock option plan	3,757,000	114	€19.30		–

	Year ended December 31, 2004
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range		Number of options exercisable at year-end
Orange stock option plans	98,938,143	79	€4.48 –	€10.00	42,967,615
Mobistar stock option plan	255,826	41	€34.15		66,465
Mobinil stock option plan	493,750	71	€6.10		0
France Telecom stock option plans (former Wanadoo plans)	10,285,794	85	€13.89 –	€48.86	3,532,307
Equant stock option plans	7,792,907	–	€3.28 –	€30.00	3,483,831

CONSOLIDATED FINANCIAL DOCUMENTS

27.1.7 FAIR VALUE OF OPTIONS GRANTED AND OPTIONS REMEASURED DURING THE YEAR

France Telecom has measured the fair value of goods or services received from employees during the year based on the fair value of the equity instruments granted. Equant, France Telecom and PagesJaunes issued stock options in 2005, but no other equity instruments were granted during the year.

All the fair values of the stock options granted in 2005 were calculated using a binomial model which reflects the expected behavior of grantees and also assumes that all the options will be exercised once the value of the underlying shares reaches twice the exercise price.

The expected volatility has been established based on a multi-criteria analysis using the implicit volatility of financial instruments at the measurement date, the historical volatility for the year preceding the measurement date, the historical volatility over the longest available period preceding the measurement date, and, for the France Telecom options, for the period between mid-May 2003 and the measurement date.

France Telecom does not base its valuations solely on past experience without analyzing whether such experience represents a reasonable indicator of future expectations.

At the grant date of the options liquidity instruments, the weighted fair value of outstanding Orange options was revalued at €3.05. This revaluation does not concern Mobistar or ECMS.

The weighted average fair value of options granted or amended during the year is shown per plan type in the table below:

Weighted average fair value
France Telecom stock option plan	€4.06
Orange stock option plans	€3.05
Equant stock option plans	€4.52
PagesJaunes stock option plan	€1.68

The assumptions used to measure fair value are as follows:

Key assumptions	FT SA plan	Orange plans	Equant plans	PagesJaunes plan
Price of underlying at the grant date	€23.07	€11.15 (1)	€4.27	€19.00
Exercise price	€23.46	€8.79	€4.27	€19.30
Expected volatility	22.00%	25.00%	65.00%	15.00%
Option term (contractual or expected)	10 years	5.9 years	10 years	10 years
Turnover rate (annual)	1.50%	6.94%	0.00%	2.00%
Expected dividend payout rate	4.00%	4.00%	0.00%	5.00%
Risk-free yield	3.00%	2.59%	3.50%	2.75%
(1)	Price of the underlying after the application of the exchange ratio of 0.446 France Telecom SA share for one Orange SA Share.

(in millions of euros)	December 31, 2005		December 31, 2004
	Expense for the year	Liability recognized	Expense for the year	Liability recognized
Cash-settled plans(1)
Orange stock option plans(2)	–	–	94	285
Equity-settled plans
Orange stock option plans	32	–	–	–
Mobistar stock option plan	–	–	4	–
Equant stock option plans	9	–	11	–
Former Wanadoo stock option plans	12	–	27	–
France Telecom stock option plan	3	–	–	–
Other stock option plans	2	–	–	–

Total	58	–	136	285
(1)	The intrinsic value of stock options vested at December 31, 2004 totaled €52 million.
(2)	The €94 million expense for the year represents €67 million in amortization of the fair value of options at the grant date, and an additional €27 million subsequent to the year-end remeasurement at fair value.

CONSOLIDATED FINANCIAL DOCUMENTS

27.2 EMPLOYEE SHARE OFFERS

For the following operations, the Group measured the benefits granted to current and former employees at their fair value at the grant date, assuming a risk-free yield of approximately 2.2% (compared with 2.7% at December 31, 2004).

27.2.1 OFFER BY THE FRENCH STATE IN 2005

Following the June 9, 2005 sale by the French State of 152.2 million of its France Telecom shares, representing 6.2% of the capital of France Telecom, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of France Telecom Group. The share offer related to 16.9 million shares, representing 0.68% (undiluted) of the total number of shares making up the share capital of France Telecom SA at June 30, 2005.

The unit price of the shares was set at €19.79, corresponding to 80% of the sale price under the private placement with investors (€22.55).

The subscription period ran from September 15 through September 27, at the end of which 16.7 million shares had been purchased. The shares were delivered and paid for on November 7, 2005.

The expense recognized in respect of this operation amounts to €120 million.

27.2.2 SHARE OFFERS IN 2004

In the 2004 income statement, the effect is an additional charge of (i) €247 million in respect of the State’s share offer and (ii) €16 million in respect of the PagesJaunes rights issue.

■	Offer by the French State in 2004

Following the September 7, 2004 sale by the French State of 267.7 million of its France Telecom shares, representing 10.85% of France Telecom’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer related to 29.7 million shares, representing 10% of the total number of shares sold.

The shares were offered at a unit price of €15.24, corresponding to 80% of the sale price of France Telecom shares under the private placement with investors (i.e. €19.05 per share).

The subscription period ran from December 1 through December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

■	PagesJaunes 2004 share offer

Following the sale of shares to outside investors in July 2004, PagesJaunes carried out a share issue for France Telecom employees. A total of 4.7 million shares were purchased by employees.

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 28 - PROVISIONS

28.1 PROVISIONS BREAK DOWN AS FOLLOWS:

(in millions of euros)	Note	At December 31, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments(1)	At December 31, 2005
Early retirement plans	28.2	3,518	182	(887)	–	97	–	2,910
Other employment termination benefits	28.2	16	5	(5)	–	–	–	16
MobilCom		80	–	–	(53)	–	–	27
Restructuring provisions	28.3	212	150	(150)	(6)	4	50	260
Provisions for claims and litigation	33	424	127	(39)	(242)	–	31	301
Provisions for dismantling and restoring sites	28.4	340	–	(10)	(2)	15	122	465
Other provisions		602	163	(228)	(76)	3	49	513

Total provisions		5,192	627	(1,319)	(379)	119	252	4,492

- Of which non-current		3,249	274	(975)	(23)	119	1	2,645
- Of which current		1,943	353	(344)	(356)	–	251	1,847
(1)	Changes in scope relate mainly to Amena in an amount of €206 million.

28.2 PROVISIONS FOR EMPLOYMENT TERMINATION BENEFITS

Provisions for employment termination benefits (see Note 2.1.21) consist of:

-	early retirement plans in France for civil servants and employees under contract;

-	other termination benefits.

The assumptions used are as follows:

-	short-term discount rate: 3%

-	inflation rate: 2%

-	average rate of salary increase: 2%

-	success rate of the early retirement plan: 96%

CONSOLIDATED FINANCIAL DOCUMENTS

The table below provides details of movements in the value of these commitments:

(in millions of euros)	Termination benefits
	Early retirement plans	Other employment termination benefits	Total 2005	Total 2004
Benefit obligations at the beginning of the year	3,518	16	3,534	4,176
Service cost	–	–	–	–
Interest cost	97	–	97	149
Employee contributions	–	–	–	–
Amendments	–	–	–	–
Curtailments/settlements	–	–	–	–
Actuarial losses/(gains)	182	5	187	9
Benefits paid	(887)	(5)	(892)	(800)
Changes in the scope of consolidation	–	–	–	–
Acquisitions/disposals	–	–	–	–
Other (exchange differences)	–	–	–	–

Benefit obligations at the end of the year: (A)	2,910	16	2,926	3,534

- Of which benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	–	–	2,926	–
- Of which benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	2,910	16	2,926	3,534

There are no plan assets associated with termination benefits.

Net periodic pension cost:

(in millions of euros)	Termination benefits
	Early retirement plans	Other employment termination benefits	Total 2005	Total 2004
Service cost	–	–	–	–
Interest cost	97	–	97	149
Expected return on plan assets	–	–	–	–
Actuarial losses (gains)	182	5	187	9
Amortization of unrecognized past service cost	–	–	–	–
Impact of curtailments/settlements	–	–	–	–
Asset ceiling adjustment	–	–	–	–

Net periodic cost	279	5	284	158

Changes in provisions can be broken down as follows:

(in millions of euros)	Termination benefits
	Early retirement plans	Other employment termination benefits	Total 2005	Total 2004
Provisions at the beginning of the year	3,518	16	3,534	4,176

Net periodic cost	279	5	284	158
Employer contributions	–	–	–	–
Benefits directly paid by the employer	(887)	(5)	(892)	(800)
Changes in the scope of consolidation	–	–	–	–
Acquisitions/disposals	–	–	–	–
Other	–	–	–	–

Provisions at the end of the year	2,910	16	2,926	3,534

- Of which current	1,014	11	1,025	902
- Of which non-current	1,896	5	1,901	2,632

CONSOLIDATED FINANCIAL DOCUMENTS

28.3 RESTRUCTURING PROVISIONS

(in millions of euros)	At December 31, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	At December 31, 2005
Employee termination benefits(1)	14	–	(13)	–	–	(1)	–
Site reorganization costs(2)	63	11	(34)	–	4	2	46
Other	6	–	–	(4)	–	2	4
Sub-total Orange	83	11	(47)	(4)	4	3	50

Employee termination benefits(3)	8	2	(1)	–	–	1	10
Site reorganization costs(4)	34	–	–	–	–	5	39
Sub-total Equant	42	2	(1)	–	–	6	49

Employee termination benefits(5)	37	1	(33)	–	–	1	6
Sub-total TP Group	37	1	(33)	–	–	1	6

Employee termination benefits(6)	14	17	(9)	–	–	–	22
Site reorganization costs(7)	30	23	(29)	–	–	5	29
Other(8)	–	83	(20)	–	–	–	63
Sub-total France Telecom SA	44	123	(58)	–	–	5	114

Other(9)	–	–	(6)	–	–	33	27
Sub-total Amena Group	–	–	(6)	–	–	33	27

Other entities	6	13	(5)	(2)	–	2	14

Total	212	150	(150)	(6)	4	50	260
(1)	At December 31, 2004, these provisions related to:
-	332 employee terminations in the UK (of which 131 managers and 201 non-managerial staff);
-	40 employee terminations in France (of which 1 manager and 39 non-managerial staff).
(2)	At December 31, 2005, this item mainly relates to future losses on real estate leasing contract.
(3)	At December 31, 2005, this item principally covers planned employee termination costs for Equant personnel.
(4)	At December 31, 2005, this item concerns costs related to leased property that has become vacant.
(5)	At December 31, 2005, this item mainly covers planned employee termination costs relating to TP Group, affecting 3,000 employees in 2005.
(6)	At December 31, 2005, this item mainly corresponds to departures in connection with the offer open to French civil servants of secondment within the public sector (see Note 32).
(7)	At December 31, 2005, this item concerns costs related to leased property that has become vacant.
(8)	At December 31, 2005, this item relates to contributions to the Works’ Committee in respect of early retirement plans.
(9)	The provision booked at December 31, 2005 mainly corresponds to the renegotiation of the network user contract with Amena.

CONSOLIDATED FINANCIAL DOCUMENTS

28.4 PROVISIONS FOR DISMANTLING AND RESTORING SITES

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc, and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

At December 31, 2005, the provision booked for dismantling and restoring sites mainly covered costs relating to:

-	restoring mobile telephony antennae sites: €226 million (€137 million in 2004);

-	dismantling telephone poles: €165 million (€140 million in 2004);

-	dismantling public telephones: €59 million (€40 million in 2004); and

-	dismantling terminals: €10 million (€13 million in 2004).

28.5 IMPACT OF PROVISION CHARGES FOR THE YEAR AND REVERSALS OF UNUSED PROVISIONS

(in millions of euros)	Year ended December 31, 2005
	Charge for the year	Reversals of unused provisions	Other	Total
Gross operating margin	259	(363)	–	(104)
Operating income	596	(369)	–	227
Net income before income tax and minority interests	627	(379)	–	248

NOTE 29 - OTHER LIABILITIES AND DEFERRED INCOME

29.1 OTHER NON-CURRENT LIABILITIES

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Cable network access fees(1)	705	531
Licenses(2)	256	203
Deferred gains and losses on securities(3)	126	383
Other	144	222

Total	1,231	1,339
(1)	This amount rose in 2005 due to the disposal of Group cable network activities (see Note 4).
(2)	This item mainly comprises the deferred payment on TP Group’s UMTS license.
(3)	At December 31, 2004, this amount mainly included €308 million in deferred gains in respect of the disposal of shares in Tower Participations SAS, recognized in 2005 (see Notes 4, 8 and 15).

29.2 OTHER CURRENT LIABILITIES

(in millions of euros)	At
	December 31, 2005	December 31, 2004
VAT payable	1,099	1,097
Taxes other than on income(1)	391	320
Employee share offers(2)	156	448
Submarine cable management consortium(3)	117	89
Cable network access fees	52	35
Other	377	699

Total	2,192	2,688

CONSOLIDATED FINANCIAL DOCUMENTS

(1)	Mainly business and training taxes.
(2)	This item corresponds to the amount payable by France Telecom SA to the French State in connection with share offers reserved for current and former employees (see Notes 18 and 27).
(3)	This line relates to amounts payable to other operators in a submarine cable management consortium (see Note 18).

29.3 DEFERRED INCOME

(in millions of euros)	At
	December 31, 2005	December 31, 2004
Prepaid telephone cards	687	564
Service access fees	1,100	1,102
Advertising revenue from telephone directories	585	524
Deferred revenue	1,340	1,380
Other	43	–

Total	3,755	3,570

NOTE 30 - EQUITY

At December 31, 2005, the share capital of France Telecom amounted to €10,412,239,188, comprising 2,603,059,797 ordinary shares with a par value of €4 each. For the year ended December 31, 2005, the weighted average number of ordinary shares outstanding amounted to 2,503,350,896, and the weighted average number of ordinary and dilutive shares stood at 2,686,117,216.

At December 31, 2005, the French State owned directly, and indirectly through ERAP, 32.45% of France Telecom’s share capital.

30.1 CHANGES IN SHARE CAPITAL

During 2005:

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on April 22, 2005, the Board of Directors has the authority, for a period of 26 months, to proceed with the issuance, with or without preferred subscription rights for shareholders, of ordinary shares and instruments giving access to France Telecom share capital, including in the event of a public offer launched by France Telecom. The same meeting voted to renew the Board’s authority to issue shares to those holders of Orange shares or subscription options that have signed liquidity contracts with France Telecom. The Board was also authorized to proceed with the issuance, without consideration, of options liquidity instruments for holders of Orange share subscription options covered by liquidity contracts. The maximum share issues that may be carried out in the immediate or long term under these authorizations was set at €8 billion.

The resolutions voted also authorized the following:

-	As part of the acquisition of nearly 80% of Spanish mobile operator Amena (see Note 4), on August 31, 2005 France Telecom carried out a capital increase of €3,020 million (including additional paid-in capital) through the issuance of 133,439,454 new shares, and granted, without consideration, one equity warrant (BSA) per share held on August 31, 2005. These warrants granted bearers the right, for every 37 warrants held, to subscribe to 2 new shares in France Telecom at a unit price of €22.63. This operation was subject to an information memorandum approved by the French stock exchange regulatory authority (Autorité des marchés financiers – AMF) on August 31, 2005 under visa no. 05-666. The shares were delivered and paid for on September 26, 2005. The cost of the issue was included in additional paid-in capital for an amount of €63 million.

-	France Telecom has carried out capital increases by creating 2,286,917 shares, including 1,630,683 shares underlying the subscription options for Wanadoo shares transferred to France Telecom, and 656,234 shares underlying the options liquidity instruments held by Orange stock option holders. The creation of 826,954 new shares was noted by the Board of Directors on July 27, 2005, and the remainder on January 26, 2006.

CONSOLIDATED FINANCIAL DOCUMENTS

During 2004:

-	On April 9, 2004, the Board of Directors noted the creation of 1,145 shares further to the conversion of convertible bonds into France Telecom shares in the first quarter of 2004.

-	On April 29, 2004, France Telecom issued 64,796,795 new shares as consideration for the Wanadoo shares mixed public tender and exchange offer.

-	France Telecom increased its share capital through the issuance of 218,658 shares further to the exercise of Wanadoo SA stock options transferred to France Telecom between September 27, 2004, and December 31, 2004. This capital increase was noted by the Board of Directors on January 26, 2005.

30.2 TREASURY SHARES

The Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005 authorized, for a period of 18 months running from the date of the meeting to October 22, 2006, a share buyback program approved by the French stock market regulatory authority on April 6, 2005, under visa no. 05-220, for up to 10% of France Telecom’s capital.

France Telecom SA did not purchase any shares in 2005 under this authorization, and therefore held no treasury shares at December 31, 2005.

On December 6, 2004 France Telecom purchased 34 shares to cover the conversion in advance of term of two France Telecom 4% bonds maturing on November 29, 2005.

30.3 EARNINGS PER SHARE

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share.

(in millions of euros)	Year ended
	December 31, 2005	December 31, 2004
Net income used for calculating basic earnings per share	5,709	3,017
Impact on net income of converting each category of dilutive financial instrument:
- Perpetual bonds redeemable for shares (TDIRAs)(1) and (2)	190	–
- OCEANE bonds(2)	12	4
- Orange liquidity contract(3)	(1)	–

Net income used for calculating diluted earnings per share	5,910	3,021
(1)	Perpetual bonds redeemable for France Telecom shares (TDIRAs) were considered as anti-dilutive instruments at December 31, 2004, and were therefore excluded from the calculation of diluted earnings per share at that date. However, TDIRAs are considered dilutive at December 31, 2005.
(2)	See Note 21.
(3)	See Note 27.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share.

(number of shares)	Year ended
	December 31, 2005	December 31, 2004
Weighted average number of ordinary shares outstanding – basic	2,503,350,896	2,444,046,190
Perpetual bonds redeemable for shares (TDIRAs)(1) and (2)	129,514,587	–
OCEANE bonds(2)	44,591,205	14,648,679
Orange liquidity contract(3)	5,850,735	10,605,877
Wanadoo stock options transferred(3)	2,809,793	4,627,930
France Telecom SA stock options(3)	–	–

Weighted average number of shares outstanding – diluted	2,686,117,216	2,473,928,676
(1)	At December 31, 2004, TDIRAs represented 132,601,144 shares.
(2)	See Note 21.
(3)	See Note 27. Diluted earnings per share do not include subscription options whose exercise price is greater than the 12-month average market price.

CONSOLIDATED FINANCIAL DOCUMENTS

30.4 DIVIDENDS

France Telecom’s Ordinary Shareholders’ Meeting, held on April 22, 2005, decided to pay France Telecom shareholders a cash dividend in respect of 2004 of €0.48 per share outstanding on the date of said meeting. The dividend was paid on June 3, 2005.

During 2004, France Telecom’s Shareholders’ Meeting approved the payment of an amount of €0.25 for each France Telecom share outstanding at the date of said meeting, and for each France Telecom share issued under the public tender offer relating to Wanadoo shares. The payment was made on May 7, 2004.

30.5 TRANSLATION ADJUSTMENT

The primary contribution to the €1,380 million total increase in equity recorded under “Translation adjustment” at December 31, 2005 came from Orange UK (€628 million).

Out of the total €1,380 million increase, €730 million concerns goodwill, including €478 million relating to Orange UK.

The primary contribution to the €548 million total increase in equity recorded under “Translation adjustment” at December 31, 2004 came from TP Group (€643 million).

Out of this €548 million total increase, €397 million concerns goodwill, including €373 million relating to TP Group.

30.6 EQUITY AND LIABILITY COMPONENTS OF HYBRID DEBT

France Telecom holds financial instruments that contain both liability and equity components. In accordance with current accounting policies, these two components have been accounted for separately.

The equity component of the Group’s outstanding hybrid debt can be analyzed as follows:

(in millions of euros)	At
Financial instruments	December 31, 2005	December 31, 2004
Perpetual bonds redeemable for shares (TDIRAs)(1)	1,215	1,236
OCEANE bonds	97	97

Total	1,312	1,333
(1)	In September 2005, TDIRAs were redeemed for a nominal amount of €243 million, including €21 million relating to the equity component of the hybrid debt (see Note 21).

The deferred tax liability, excluding the amortized cost impact, in respect of the equity component of the hybrid debt is as follows:

-	at 31 December 2005: €418 million for the TDIRAs and €32 million for the OCEANE bonds;

-	at 31 December 2004: €425 million for the TDIRAs and €32 million for the OCEANE bonds.

30.7 GAINS AND LOSSES RECOGNIZED DIRECTLY IN EQUITY

30.7.1 AFS RESERVE

The available-for-sale assets reserve (AFS) amounted to:

-	at December 31, 2005, €123 million, mainly relating to Bull shares (€87 million);

-	at December 31, 2004, €124 million, mainly relating to Bull shares (€41 million) and Intelsat shares (€41 million).

CONSOLIDATED FINANCIAL DOCUMENTS

30.7.2 CASH FLOW RESERVE

Certain derivatives qualify for hedge accounting and are therefore accounted for as cash flow hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the cash flow reserve.

-	At December 31, 2005, the cash flow reserve amounted to a negative €200 million (€192 million attributable to FT SA and €8 million relating to TP SA).

The negative €192 million attributable to France Telecom SA can be analyzed as follows:

-	cash flow hedges, amounting to €(139) million, relating to the effective portion of cross currency interest rate swaps;

-	equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to €(53) million, which are being amortized over the residual life of the original hedged liability;

-	deferred taxes relating to this cash flow reserve amounting to €66 million.

-	At December 31, 2004, the cash flow reserve amounted to a negative €161 million (€155 million attributable to FT SA and €6 million relating to TP SA).

The negative €155 million attributable to France Telecom SA can be analyzed as follows:

-	cash flow hedges, amounting to €(75) million, relating to the effective portion of cross currency interest rate swaps;

-	equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to €(80) million, which are being amortized over the residual life of the original hedged liability.

30.8 MINORITY INTERESTS

30.8.1 MINORITY INTERESTS ON THE INCOME STATEMENT

At December 31, 2005, net income attributable to minority interests relates mainly to TP Group for an amount of €294 million, Mobistar for €132 million, and PagesJaunes for €121 million.

At December 31, 2004, net income attributable to minority interests related mainly to TP Group for an amount of €189 million, Mobistar for €122 million, and Equant for €(244) million.

30.8.2 DIVIDENDS

At December 31, 2005, dividends paid out to minority shareholders mainly concerned PagesJaunes (€119 million), ECMS (€65 million) and Mobistar (€63 million).

At December 31, 2004, dividends paid out to minority shareholders mainly concerned ECMS in an amount of €(51) million.

30.8.3 MINORITY INTERESTS REFLECTED ON THE BALANCE SHEET

At 31 December 2005, minority interests related mainly to TP Group for an amount of €1,868 million, Amena for €569 million, Mobistar for €369 million, and PagesJaunes for €186 million.

At December 31, 2004, minority interests related mainly to TP Group for an amount of €2,146 million, Equant for €393 million, Mobistar for €304 million, and PagesJaunes for €145 million.

NOTE 31 - ADDITIONAL CASH FLOW DISCLOSURES

The principal transactions during the financial year 2005 that did not impact cash flow are described below.

31.1 DECONSOLIDATION OF FRANCE TELECOM’S CARRYBACK RECEIVABLE IN RESPECT OF 2001

In December 2001, France Telecom sold its carryback receivables to a credit institution. These items were recognized in respect of 2000 and 2001, and were booked on the balance sheet in

CONSOLIDATED FINANCIAL DOCUMENTS

“Other non-current financial assets and derivatives”, with a contra-entry in financial debt. Following an amendment to the sale contract in June 2005, the carryback receivable recognized in respect of 2001 was removed from the balance sheet, leading to: (i) a decrease in “Other non-current financial assets and derivatives” for the face value of the receivable, i.e. €1,471 million (see Note 17); (ii) a decrease in net financial debt for the amount of the debt on the transaction date, i.e., €1,324 million (see Note 19); and (iii) the recognition of an interest expense of €147 million (see Note 10).

31.2 EXCHANGE OF SONAECOM SHARES

On November 15, 2005, France Telecom exchanged its minority interest in Portugal-based Optimus, Novis and Clix for shares in the parent company Sonaecom (see Notes 4 and 8). The shares exchanged were valued at €250 million.

31.3 DELIVERY OF STMICROELECTRONICS SHARES

France Telecom redeemed bonds exchangeable for STMicroelectronics shares by delivering STMicroelectronics shares on August 11, 2005 (see Notes 4, 8, 15, 21 and 32). The shares exchanged were valued at €366 million.

NOTE 32 - OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

At December 31, 2005, management considers that to the best of its knowledge, there are no existing commitments, other than those described in this note, likely to have a material impact on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides details of estimated future payments under commitments outstanding at year-end. It covers gross financial debt, early retirement plans and the TDIRA equity component.

(in millions of euros)	Payments due by maturity at December 31, 2005
	Note	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Gross financial debt	19	53,225	10,589	12,484	8,659	21,493
o/w: Credit line drawdowns(1)	22	3,834	918	1,395	1,362	159
Bonds convertible, exchangeable and redeemable into shares and TDIRAs(2)	21	4,909			1,074	3,835
Finance leases	19	1,703	40	122	286	1,255
Commitments to purchase minority interests (put options)(3)	19	73	49			24
Amena price guarantee	19	258			258
Early retirement plans	28	3,089	976	1,364	679	70
Equity component of bonds convertible, exchangeable and redeemable into shares and TDIRAs	30	1,312			97	1,215

Total		57,626	11,565	13,848	9,435	22,778
(1)	Before accounting for the impact of financial instruments.
(2)	Maximum amounts assuming no conversion or exchange.
(3)	At December 31, 2005, this item mainly reflected the commitment to purchase 0.61% of Amena, and at December 31, 2004, the commitments to purchase minority interests in Orange Slovensko and Orange Dominicana (see Note 4).

CONSOLIDATED FINANCIAL DOCUMENTS

32.1 INVESTMENT, PURCHASE AND LEASING COMMITMENTS

(in millions of euros)		Payments due by maturity at December 31, 2005
	Note	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Operating lease commitments(1)	32.1.1	7,097	1,084	2,038	1,740	2,235

Investment commitments	32.1.2
- TP Group investments		1,556		1,556
- Other investments(2)		1,167	746	413	3	5

Commitments related to the purchase and leasing of goods and services(3)	32.1.3	3,469	1,719	907	389	454

Total		13,289	3,549	4,914	2,132	2,694
(1)	Including €714 million in respect of Amena.
(2)	Including €383 million in respect of Amena.
(3)	Including €206 million in respect of Amena.

32.1.1 COMMITMENTS RELATED TO LEASES

The table below shows minimum future lease payments due under non-cancelable finance and operating leases at December 31, 2005:

(in millions of euros)	At December 31, 2005
	Finance leases(1)	Operating leases(2)
2006	126	1,084
2007	128	1,041
2008	133	997
2009	150	933
2010	159	807
2011 and beyond	1,564	2,235

Total minimum future lease payments	2,260	7,097

Less interest payments	(557)	–

Net present value of minimum commitments	1,703	7,097
(1)	Included in liabilities (see Note 19).
(2)	Includes lease payments in the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, France Telecom undertook to re-lease these buildings, except for certain assets to be vacated in the short-term. France Telecom may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to €298 million at December 31, 2005.

Lease payments booked under operating leases posted on the statement of income for the year ended December 31, 2005 amounted to €1,147 million (€1,113 million for the year ended December 31, 2004).

32.1.2 INVESTMENT COMMITMENTS

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years, not included in the table above, as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including

CONSOLIDATED FINANCIAL DOCUMENTS

the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations imposed by governmental and/or regulatory authorities.

France Telecom may also be required to pay further fixed or variable user fees on expiry of these licenses.

As part of the “départements innovants” programs set up with a number of local and regional authorities, France Telecom has undertaken to expand the network coverage of broadband Internet services and play an active role in developing innovative network use in certain French départements. Although the agreements do not include a specified level of expenditure, the objectives set by the programs will require investments by France Telecom in future years. These investments, which have not been included in the table above, fall within the scope of the current rollout of the broadband network program.

Moreover, in certain exceptional cases, France Telecom is committed to carry out or to vote in favor of valued investment programs. These include:

■	TP Group investments

As part of the acquisition of TP Group, France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2005, the amount remaining to be invested by TP Group under this program amounted to €1,556 million (compared to €2,216 million at December 31, 2004).

■	Other investments

Amena is committed to investing €316 million from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain.

Orange has undertaken to purchase 3G equipment from various vendors in connection with the rollout of its UMTS networks in France, the United Kingdom, Belgium, the Netherlands, Switzerland, Slovakia, Romania and Spain. At December 31, 2005, these commitments represented an amount of €224 million (€253 million at December 31, 2004).

Within the scope of the National Agreement (“Convention Nationale”) with the French government, and its subsequent amendment, signed respectively on July 15, 2003 and June 13, 2004, Orange France and the two other mobile operators in France undertook to provide network coverage for certain low population zones (so called “white zones”). At December 31, 2005, this commitment represented an amount of €62 million (€86 million at December 31, 2004).

In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT – the Vietnamese fixed telephony operator – to provide and install new telephone lines in Ho Chi Minh City. The initial planned investment was USD 467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed USD 178 million. After deduction of the investments already made, the residual amount of the commitment is estimated at approximately USD 33 million (€28 million) at December 31, 2005 (USD 78 million, i.e. €57 million, at December 31, 2004).

32.1.3 COMMITMENTS RELATED TO THE PURCHASE AND LEASING OF GOODS AND SERVICES

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and service providers, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2005, relate to the following:

-	the leasing of transmission capacity for an overall amount of €1,457 million, of which €933 million related to satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

-	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of €210 million;

-	purchases of mobile telephony equipment for an aggregate amount of €360 million; and

-	the outsourcing of customer services amounting to €133 million.

CONSOLIDATED FINANCIAL DOCUMENTS

As the financial risks relating to leases are generally offset by revenue generated with the clients, and as purchase commitments reflect the anticipated requirements of France Telecom, the Group’s management considers that these commitments do not give rise to a material risk.

32.2 GUARANTEES

(in millions of euros)		Commitments due by maturity at December 31, 2005
	Note	Total/ Ceiling	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Guarantees given to third parties by France Telecom
- in the ordinary course of business(1)	32.2.1	53	39	2	1	11
- in relation to disposals(2)	32.2.2	1,831	337	832	659	3
- sale of carry-back receivables	32.2.3	235	–	–	235	–
- France Telecom SA QTE leases	32.2.4	1,803	–	168	23	1,612

Total		3,922	376	1,002	918	1,626
(1)	This item concerns warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.
(2)	Capped guarantees.

32.2.1 GUARANTEES GIVEN IN THE ORDINARY COURSE OF BUSINESS

France Telecom’s main commitments relating to borrowings are set out in Notes 19, 20, 21 and 22.

France Telecom provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom SA and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in Note 32.5 (“Assets covered by commitments”). No material guarantees have been granted by France Telecom to cover the contractual obligations of consolidated subsidiaries in which there are significant minority interests.

32.2.2 ASSET AND LIABILITY GUARANTEES GRANTED ON DISPOSALS

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom is subject to standard warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial position. The following table sets out the terms and ceilings applicable to the main guarantees granted:

(in millions of euros)		Guarantee ceilings by maturity at December 31, 2005
	Beneficiary	Ceiling	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Asset/investment sold
- TDF(1)	Tower Participations and subsidiaries	651			651
- Eutelsat(2)	Eurazeo/BlueBirds	462		462
- Casema(3)	Cable Acquisitions	250		250
- Pramindo Ikat(4)	PT Indonesia	139	139
- Orange Denmark(5)	TeliaSonera	91		91
- Cable activities	Ypso	77	77

CONSOLIDATED FINANCIAL DOCUMENTS

(1)	Since December 13, 2004, the only asset and liability guarantees outstanding were given in relation to taxation, environmental law and competition law (expiring at end-2009), and certain major sites (expiring at end-2006).
(2)	The guarantee given concerns only the ownership of the shares sold.
(3)	Since July 1, 2004, the only asset and liability guarantees outstanding were given in relation to taxation and certain specific guarantees (expiring at end-2008).
(4)	Since August 15, 2004, most guarantees have expired without being called upon. However, the overall maturity of guarantees is March 15, 2006.
(5)	Since October 11, 2005, the only asset and liability guarantees outstanding were in relation to taxation and competition law (expiring at end-2007).

32.2.3 SALE OF CARRYBACK RECEIVABLES

As part of the sale of carryback receivables arising from the decision to carry back tax losses for financial years 2000 (€235 million) and 2001 (€1,471 million), France Telecom is subject to a standard clause relating to the existence of receivables sold.

Furthermore, for the 2000 carryback receivables, France Telecom has agreed to indemnify the credit institution for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a three-year period from June 30, 2006. The same commitments were originally agreed for the 2001 carryback, but are no longer applicable following the signing of a supplemental agreement in June 2005 between France Telecom and the credit institution concerned.

32.2.4 FRANCE TELECOM SA QTE LEASES

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under the terms of these leases, France Telecom has guaranteed the aforementioned investors future lease payments, and has provided counter-guarantees to banks that have granted them letters of credit. France Telecom considers that the risk of such guarantees being called upon is negligible. At December 31, 2005, these guarantees represented €1,803 million.

32.3 COMMITMENTS IN RESPECT OF SECURITIES

In accordance with the accounting policies in force, commitments to purchase minority interests in fully consolidated companies (put options) are recognized in financial debt (see above).

32.3.1 COMMITMENTS TO PURCHASE SHARES OF ENTITIES THAT ARE NOT FULLY CONSOLIDATED

At December 31, 2005, France Telecom had no material commitment to unconditionally acquire or subscribe to any securities. At that date, the main commitments concerned TDF and STMicroelectronics NV (see Note 4).

(in millions of euros)	Maximum commitments due by maturity at December 31, 2005
	Total	Before end- December 2006	Between January 2007 and December 2008	Between January 2009 and December 2010	From January 2011
Conditional commitments to acquire or subscribe to securities(1)	479				479
(1)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues. The primary objectives of these unilateral or reciprocal clauses are

CONSOLIDATED FINANCIAL DOCUMENTS

to ensure that (i) obligations are fulfilled by the parties; and (ii) that disagreements are resolved. At December 31, 2005, the principal commitment concerned Mobinil:

■	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of either party. In the event of a serious disagreement, the exercise price corresponds to the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with the calculation terms detailed in the shareholders’ agreement. In the event of a change of control, the exercise price corresponds to 115% of the market value. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. On this basis, France Telecom’s maximum commitment would amount to €420 million.

32.3.2 COMMITMENTS TO SELL SECURITIES

At December 31, 2005, there are no firm commitments to sell securities as part of current disposal programs. At December 31, 2004, the main commitments concerned France Telecom’s cable activities, TDF and Intelsat (see Note 4).

As part of the agreements concluded between France Telecom and its partners in joint subsidiaries, France Telecom has undertaken to sell its stake in such joint subsidiaries. At December 31, 2005, France Telecom’s main commitments in this respect were as follows:

■	Sonaecom

The shareholders’ agreements between France Telecom and Portugal-based Sonae, a shareholder of Sonaecom, allow for the exercise of call options by Sonae or put options by France Telecom in the event of the non-renewal of the strategic partnership agreement between the two parties initially fixed at a term of three years. These options are generally exercisable at a price based on the market price. Their exercise terms and conditions and basis for calculation are defined in the shareholders’ agreement. In the event that Sonae sold more than 80% of its interest in Sonaecom before the end of the three-year period covered by the strategic partnership agreement, France Telecom could be required to sell its own stake at the same price. The reciprocal conditional commitments that existed in respect of Clix, France Telecom and Sonae prior to the exchange of Sonaecom shares (see Note 4) have expired.

■	Ypso

Following the disposal by France Telecom of its cable network activities to the Ypso consortium, France Telecom holds a 20% stake in Ypso. France Telecom’s interest in Ypso is subject to a put option, which may be exercised in part between March 31, 2008 and March 31, 2009, and in full between March 31, 2010 and March 31, 2011, as well as a call option exercisable by France Telecom for one year from January 2010. These options expired in January 2006, following France Telecom’s sale of its stake in Ypso (see Notes 4 and 35).

32.3.3 OTHER COMMITMENTS

■	TDF

At the time of the sale of Tower Participations and Tower Participations France on January 27, 2005, the shareholders agreed to share the net gain on their disposal as follows:

-	internal rate of return (IRR) between 0 and 12.5% for France Telecom, the gain is shared pro rata to each shareholder’s interest;

-	IRR above 12.5% for France Telecom, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR, limited to 25% IRR for financial investors;

-	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €221 million bearing interest at 7% per annum as from January 27, 2005.

CONSOLIDATED FINANCIAL DOCUMENTS

Given the final sale price of €400 million at the date of the transaction on January 27, 2005, the maximum capital gain that France Telecom could be required to pay over to the other shareholders is €53 million. This deferred gain was recognized in “Other non-current liabilities” (see Note 29).

■	Eutelsat

In the context of the Eutelsat disposal in 2003, France Telecom entered into an agreement with Eurazeo and the financial investors BlueBirds (20%-owned by France Telecom) related to the preferential distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares. In accordance with this agreement, BlueBirds paid a €112 million dividend to France Telecom on July 4, 2005. Given the amount of dividends paid out to other BlueBirds shareholders in 2004 and 2005, the preferential distribution mechanism no longer applies, and the next dividends to be paid will be split proportionately among the shareholders according to their stake. This dividend payment led to the recognition by France Telecom of the deferred gain of €74 million generated on the sale of Eutelsat in 2003.

■	TP SA

In accordance with the agreement signed on October 4, 2004, France Telecom acquired 13.57% of TP SA from Kulczyk Holding during 2004 and 2005 (see Note 4), and on January 18, 2005 paid Kulczyk Holding a lump-sum indemnity of €51 million (see Notes 18 and 24). At December 31, 2005, this amount was placed in escrow and was accrued for in the financial statements. The contractual indemnity may increase if the average price of TP SA shares on the Warsaw stock market over a consecutive period of 60 days between October 12, 2004 and July 6, 2006 exceeds PLN 56 per share. The additional indemnity would therefore be equal to the difference between the average price of TP SA shares over the said 60-day period and PLN 56 multiplied by 13.57% (9.99% acquired on October 12, 2004, and 3.57% acquired at the earliest in mid-January 2005). However, the additional indemnity may not exceed €110 million.

The Polish State has undertaken to grant a preferential right of purchase to the consortium for up to 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2005, less than 4% of TP SA’s capital was directly held by the Polish government.

32.4 COMMITMENTS RELATING TO EMPLOYEES OTHER THAN PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

■	Commitments relating to the public service secondment plan

In 2003, France Telecom signed a group-level agreement with union representatives including provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. Under the same agreement, France Telecom is required to pay (i) training costs; (ii) an indemnity – paid at the time of the employee’s secondment – intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are included for private sector employees moving to the public sector.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. France Telecom is responsible for (i) paying the costs for the provision of the recruiting body’s services for a four-month period; (ii) paying an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimbursing the new employer for any additional employer social security taxes due further to the secondment; and (iv) paying the new employer an amount equal to four months’ salary of the seconded employee.

CONSOLIDATED FINANCIAL DOCUMENTS

The impact of the group-level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the public service where the seconded employee will work.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law) remained consistent with the volume of secondments in 2005, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately €244 million, of which €22 million is covered by a provision at December 31, 2005 (see Note 28).

■	Individual right to training for employees

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 871,548 hours at December 31, 2005. The employees concerned have not claimed any of these hours.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to statutory training rights in France Telecom’s financial statements at December 31, 2005.

32.5 ASSETS COVERED BY COMMITMENTS

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2005.

(in millions of euros)		at December 31, 2005	at December 31, 2004
	Note	Total	Total
Assets held under finance leases	32.5.1	693	789
Non-current pledged or mortgaged assets	32.5.2	740	1,410
Collateralized current assets		104	160
Outstanding sold receivables(1)		2,736	2,870

Total(2)		4,273	5,229

Pledged consolidated shares(3)		61	96
(1)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(2)	Including €118 million corresponding to assets of companies whose shares have been pledged.
(3)	This item relates to Orange Botswana and Orange Dominicana shares, valued on the basis of the percentage of shares pledged, and based on their contribution to consolidated net assets in the Group’s balance sheet.

32.5.1 ASSETS HELD UNDER FINANCE LEASES

The amount of assets held under finance leases includes, notably, €330 million in respect of Orange UK’s in-substance defeasance operation at December 31, 2005 (€298 million in 2004). As part of finance lease agreements concluded in 1995 and 1997, Orange UK deposited amounts equal to the present value of its leasing obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s leasing obligations. At December 31, 2004, the financial institutions refunded €462 million relating to the 1997 agreement, in respect of which Orange gave a first demand guarantee to the institutions in an amount of €504 million. At December 31, 2005, the financial institutions refunded the €558 million deposit relating to the 1995 agreement, in respect of which Orange gave the institutions a first demand guarantee to the institutions in an amount of €675 million.

CONSOLIDATED FINANCIAL DOCUMENTS

32.5.2 NON-CURRENT PLEDGED OR MORTGAGED ASSETS

Non-current pledged or mortgaged assets correspond to assets given as guarantees, and include pledged investments in non-consolidated companies.

(in millions of euros)	At December 31, 2005
	Amount of asset pledged or mortgaged (a)	Total on balance sheet line (b)	% (a) / (b)
Intangible assets, net (excluding goodwill)	0	18,865	0%
Property, plant and equipment, net	22	28,570	0%
Other financial and non-current assets	718	1,506	48%
Other(1)	0	45,330	0%

Total non-current assets	740	94,271	1%
(1)	This item includes net goodwill relating to interests accounted for by the equity method and assets held for sale, assets available for sale and net deferred tax assets.

At December 31, 2005, the main pledged assets consisted of:

-	€639 million in cash collateral given in connection with swap contracts, compared with €1,129 million in 2004 (see Note 19.4);

-	€79 million of other financial assets pledged, mainly in the France Telecom SA and FT Marine entities, compared with €138 million in 2004; and

-	€22 million of other property, plant and equipment assets pledged, mainly in relation to Orange Botswana, compared with €143 million in 2004.

NOTE 33 - LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level. However, events arising during legal proceedings may require a reassessment of this risk.

With the exception of the procedures described hereafter, France Telecom is not party to any legal or arbitration proceedings, and France Telecom is not aware of any proceedings of that nature envisaged by government agencies or third parties, for which the management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, activity or financial position.

At December 31, 2005, provisions totaling €301 million were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom consideres that providing details of the provisions by litigation would harm the company, thus the information is not provided.

Litigation related to competition law

A number of claims have been issued by competitors against France Telecom for alleged anti-competitive behavior. With regard to the claims lodged with the French Competition Council (Conseil de la concurrence), plaintiffs generally claim all available sanctions under the law, including penalties and fines that can amount to as much as 10% of the Group’s revenue. Competitors may also claim damages in civil or commercial proceedings for harm caused by alleged anti-competitive behavior by France Telecom.

European Commission procedures and requests for information

-

In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband

CONSOLIDATED FINANCIAL DOCUMENTS

Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position in applying a predatory pricing policy in the retail broadband Internet access market between March 2001 and October 2002. Wanadoo has lodged an appeal against this decision with the European Court of First Instance in Luxembourg. A ruling is expected to be handed down during the first half of 2006.

-	During the first six months of 2004, the European Commission and the French Directorate General for Competition (DGCCRF) carried out investigations at the head offices of France Telecom and Wanadoo to verify whether certain prices applied by Wanadoo in January and February 2004 were in breach of competition law. France Telecom has lodged an appeal against the decision of the Commission and the order of the French judge based on which these investigations were carried out. On October 5, 2005, the French Supreme Court (Cour de cassation) definitively dismissed France Telecom’s appeal against this order.

-	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to advance its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax (taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, to which it was subject from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the abovementioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between €800 million and €1.1 billion plus interest, pending a more precise calculation. The French government and the European Commission have so far been unable to agree on the amount constituting State aid. The Commission announced that it would hand down a decision quantifying the precise amount by November 2004 at the latest. The quantification of the alleged aid has been the subject of discussions between the French government and the European Commission. The Commission staff proposed a new methodology including an indicative calculation falling within the range announced in July 2004. The French authorities challenged the relevance of the method and the reliability of the calculation. Consequently, discussions between the Commission and the French authorities concerning the amount the alleged aid are still ongoing.

France Telecom believes that the special business tax regime does not constitute State aid in any form whatsoever. In fact, this tax regime – established in July 1990 – led to France Telecom being massively overtaxed by more than €1.7 billion. Even if the amounts in question were deemed to constitute State aid, the business tax regime in question would be protected by the 10-year statutory limitation period applicable within the European Union. Lastly, the Commission’s announcement is incompatible with the principle of legal stability recently reaffirmed by the European Courts.

On November 5, 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. A further appeal was filed with the European Court on January 10, 2005 against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced. After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, two appeals were filed with the European Court of First Instance in Luxembourg against both decisions announced by the Commission. Finally, in November 2004, Bouygues Télécom and the French association of network operators and telecommunications services (AFORS) lodged appeals against the Commission’s decision relating to the financial measures.

CONSOLIDATED FINANCIAL DOCUMENTS

Based on the entirety of the information provided above, France Telecom considers that the European Commission’s requirement to repay State aid can be categorized as a contingent liability (passif éventuel) as defined under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

-	In December 2005, Bouygues Telecom announced that it had lodged a complaint with the European Commission in relation to alliances among mobile operators in the roaming market. This complaint is aimed, in particular, at the FreeMove alliance, of which Orange is a member.

Procedures with the French competition authorities

-	On November 18, 1998, Numéricâble applied to the Competition Council concerning the determination of the fee paid to France Telecom for the use of cable networks for broadcasting. Numéricâble obtained a provisional order for the fee to be fixed at December 1998 levels pending a decision on the substance of the case by the Competition Council. On March 14, 2005, the Competition Council decided to terminate its enquiry, and closed the case.

-	On November 29, 1999, Neuf Telecom filed a complaint with the Competition Council requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French Telecommunications Regulatory Authority (ART) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeal (Cour d’appel de Paris) in March 2001, the Competition Council rejected this request for injunctions, but ordered France Telecom to propose to third party-operators an ADSL access offer enabling them to compete effectively in terms of both the price and the nature of services offered. Neuf Telecom filed with the Competition Council an application for France Telecom to be sanctioned for failure to apply the February 18, 2000 decision and on May 13, 2004, France Telecom was ordered to pay a fine of €20 million. On January 11, 2005, the Paris Court of Appeal dismissed France Telecom’s appeal against this decision and increased the fine to €40 million. France Telecom has appealed against this ruling to the French Supreme Court, and a decision is expected to be handed down in the first quarter of 2006.

In parallel, in the context of its ongoing investigation into the substance of the case, on November 8, 2005 the Competition Council found France Telecom guilty of abusing its dominant position and ordered it to pay a fine of €80 million on the grounds of having unfairly restricted access to its local network, thereby distorting competition in the retail and upstream broadband ADSL Internet markets over a period covering November 1999 to September 2002. France Telecom has filed an appeal against this decision with the Paris Court of Appeal.

On June 30, 2005, Neuf Telecom summoned France Telecom on short notice to appear before the Paris Commercial Court (Tribunal de commerce de Paris) claiming €497 million in damages for losses allegedly suffered as a result of France Telecom’s failure to produce an ADSL Connect ATM offer in compliance with the orders of the Competition Council and Paris Court of Appeal. The parties have since settled their dispute.

-	In 1999, T-Online filed a number of complaints with the Competition Council notably accusing France Telecom of abuse of its dominant position in the Internet access market, and requesting the Court to issue injunctions. Following an investigation into the substance of the case, all of the complaints against France Telecom were dismissed by the Court on December 21, 2004. France Telecom and T-Online have since ended all of their outstanding disputes in respect of these matters.

-

On June 25, 1999, the association of operators TENOR filed a complaint with the Competition Council against France Telecom and Orange (considered as one company under competition law), as well as against Cegetel, SFR and Bouygues Telecom, for restrictive practices on the B2B fixed-line-to-mobile communications market. The defendants were accused of hindering the rerouting of international calls and providing businesses with a series of “mobile box” offers which transform fixed-line-to-mobile-calls into mobile-to-mobile calls with no mobile call termination

CONSOLIDATED FINANCIAL DOCUMENTS

charges, and therefore at a lower cost. Following an investigation into the case, a number of complaints relating to the abuse of dominant position were upheld against France Telecom by the Competition Council’s reporting judge. In a decision dated October 14, 2004, the Competition Council ordered France Telecom and SFR to pay fines of €18 million and €2 million, respectively. On April 12, 2005, the Paris Court of Appeal overturned the decision of the Competition Council, and France Telecom was reimbursed for the fine paid to the French Treasury in December 2004. ETNA (formerly TENOR) and the French Minister for the Economy have appealed against this decision to the Supreme Court.

-	In December 2003, Free and Iliad, and subsequently LD Com and Neuf Telecom, applied to the Competition Council claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of television offers over telephone lines launched by France Telecom and TPS. In a decision dated April 15, 2004, the Competition Council ordered France Telecom to include information for consumers in all forms of advertisement related to the technical terms and conditions of the offer, and to take measures to facilitate (via unbundling) the launch of other offers by competitors. In addition, the Court ordered France Telecom to separately bill video content and ADSL-video services. However, the Competition Council refused to order the temporary suspension of the marketing of these offers. Several appeals were lodged against this decision with the Paris Court of Appeal, and on June 29, 2004, the Court of Appeal cancelled the injunctions ordered by the Competition Council. On November 8, 2005, the Supreme Court quashed this decision and, consequently, the injunctions ordered by the Competition Council came into effect. The dispute with Neuf Telecom and LD Com has been settled, but is ongoing in respect of Free.

-	On February 2, 2004, Wanadoo was served with notice of an application made by AOL to the French Competition Council relating to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and applied for an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers, as well as the related price promotions and advertising campaigns. In a decision dated May 11, 2004, the Competition Council rejected this application for an injunction. In its decision, the Competition Council held that the sector had not suffered any immediate or serious damage as a result of Wanadoo’s practices and that “Wanadoo’s new customized offers, as well as similar offers launched by competitors who had followed Wanadoo’s price-cutting lead, allow lower-usage consumers cheap access to broadband Internet services and therefore help to develop Internet services in France.” On September 16, 2005, the Competition Council ordered that the case be classified, following the European Commission’s decision to take up the case as part of the follow-up on its decision of July 16, 2003.

-	In July 2004, Bouygues Caraibes filed a complaint with the Competition Council along with a claim for around twenty injunctions against Orange Caraibes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. In a decision dated December 9, 2004, the Competition Council issued four injunctions against Orange Caraibes, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraibes, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions. At the same time, it extended the timeframe for implementation as regards two of these injunctions. An investigation into the substance of the case was opened in December 2005.

-	On December 1, 2005, the Competition Council ordered Orange France to pay a fine of €256 million for engaging in two types of anti-competitive agreement with SFR and Bouygues Télécom which, according to the Competition Council, restricted competition on the mobile telephony market. The mobile operators are charged with exchanging strategic information concerning subscriber databases between 1997 and 2003, and entering into a market share agreement between 2000 and 2002. Orange is challenging the merits of this decision and has filed an appeal against it. Following the decision, consumer associations announced their intention to claim damages from the mobile operators for harm suffered by consumers as a result of this agreement. To date, two private actions have been brought against Orange.

CONSOLIDATED FINANCIAL DOCUMENTS

-	Various competition authorities have also initiated inquiries regarding Orange’s market position in certain business sectors:

In France, the Competition Council launched an inquiry in February 2004 further to a complaint filed by the French consumer protection organization UFC – Que Choisir against mobile operators for collective abuse of dominant position with regard to SMS services. This investigation is still in progress. The Competition Council is also investigating a complaint lodged by Bouygues Telecom, originally announced in May 2004, against Orange France and SFR for collective dominance on the residential and mobile markets. Finally, in December 2005, Bouygues Telecom announced that it had filed a complaint against Orange France and SFR, alleging collective dominance on the corporate market.

A decision is expected to be handed down during first-half 2006 on the enquiry by the Swiss Competition Council, commenced at end-2002, into call termination charges. Furthermore, in January 2006, Swisscom Mobile and TDC lodged complaints against Orange CH before the Swiss telecoms regulator, requesting the lowering of call termination charges.

France Telecom is currently unable to predict the outcome of these procedures.

-	TP SA is currently involved in various proceedings initiated by the Polish competition authorities. In particular, a claim has been filed against TP SA by two Polish mobile telephony operators, alleging abuse of dominant position and anti-competitive practices. Under this claim, TP SA is accused of marketing services linked to those of its mobile telephony subsidiary, PTK Centertel. The outcome of this dispute cannot currently be determined.

Civil proceedings

-	On April 16, 1997, a German Court of Appeal held against Deutsche Telekom in a case brought by British Telecommunications over the launch date of Global One, of which France Telecom was a shareholder. The judgment was confirmed on appeal on June 16, 1998 and is currently under consideration by the German Supreme Court. British Telecommunications has not yet brought any claim for damages and therefore the amount thereof cannot be determined at this stage.

-	In 1992, Group/address (formerly Filetech) has lodged a complaint with the Competition Council for abuse of dominant position on the French market in respect of the use of the France Telecom’s directory databases. France Telecom was ordered to pay a fine of €1.5 million and to grant access to the directory data upon request using a cost-based tariff. France Telecom’s appeal to reverse this decision and a further appeal to the French Supreme Court were rejected. Furthermore, on June 13, 2001, the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases. Group/address is claiming damages of €151.9 million. On January 10, 2006, the Court of Appeal ordered that the case be struck out since, despite several deferrals, Group/address had still not filed the required pleadings. However, Group/address has two years in which to refer the matter back to the court. France Telecom considers that the claims made by Group/address are unfounded.

-	Four proceedings are currently pending before German courts, all relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom under the aegis of the Cooperation Framework Agreement (CFA) of March 23, 2000, which was settled by means of the MobilCom Settlement Agreement (MCSA) on November 20, 2002.

These proceedings have been initiated either by the former MobilCom CEO Gerhardt Schmid (currently facing charges of fraudulent bankruptcy), or by the court-appointed liquidator of his personal bankruptcy, or by associated minority shareholders of MobilCom. On the basis of the alleged improper enforcement of the CFA or German laws on the protection of minority interests, the parties are claiming significant amounts in respect of the alleged harm caused to them, and to other shareholders or MobilCom itself, by France Telecom.

The plaintiffs accuse France Telecom of having undertaken the UMTS project and then terminated it, and of having imposed these decisions on MobilCom and its then CEO by means of “hidden” or de facto “domination”. Under German commercial law, minority interest holders are protected from such actions.

CONSOLIDATED FINANCIAL DOCUMENTS

These four legal proceedings are therefore in substance founded on the same grounds, and are coordinated. These proceedings are described below in chronological order.

The first action was brought in December 2003 before the Kiel Court by Millenium, a company belonging to Ms Schmid-Sindram, who bases her claim on de facto domination. It is currently suspended indefinitely due to the investigation before the German Supreme Court of applications to intervene by three other minority shareholders which had previously been dismissed. The action was originally brought for an amount capped at €1 million in order to limit court fees, but was increased in December 2005 to the maximum amount of damages initially announced, doubled by a further action before the same court, for a total amount of €5.41 billion, excluding interest, in respect of the combined losses of MobilCom and Millenium.

A second action was brought in December 2003 before the Flensburg Court by Ms Schmid-Sindram and Mr Marek. On the basis of the same principle, they requested the judge calculate and allocate to the minority shareholders fair compensation for the harm suffered due to the official (declared) “dominant” relationship one of the shareholders had over the company. No specific amount has therefore been requested in relation to this case. However, the plaintiffs are suggesting that the evaluation of damages be based on €183 per share, i.e. the difference between the theoretical price that MobilCom shares would have reached at the time of the events (€200), and the current share price of €17. This figure multiplied by the number of shares held by plaintiffs (6.8 million) would amount to a total theoretical risk of €1.24 billion. If this ratio was applied to all MobilCom shareholders (excluding France Telecom), the basis for the calculation would be 47.1 million shares, i.e. €8.6 billion. The Flensburg Court rejected the plaintiffs’ claims on August 12, 2005 as unfounded, on the grounds that no “domination” agreement existed in this particular case. The plaintiffs have lodged an appeal before the Schleswig-Holstein Court of Appeal.

A third case was filed in December 2004 before the Schleswig Court by Ms Schmid-Sindram. As in the Millenium case, it is based on the allegation of de facto “domination”. Summary proceedings were initiated for an amount of €50,000, but the case was dismissed automatically when challenged by France Telecom, and has not since been reopened.

The fourth case was brought before the Frankfurt Court in December 2004 by Mr Wilhem, the court-appointed liquidator in respect of Gerhardt Schmid’s personal bankruptcy, accusing MobilCom of “domination” and alleging the improper enforcement of the CFA, and at the same time challenging all waivers of rights to legal recourse stipulated in the MCSA. In December 2005, Mr Wilhem increased his previous claim from €4.23 billion to €7.22 billion, excluding interest. This amount reflects a new calculation of MobilCom’s hypothetical value in the event that the UMTS project had been successful, i.e. €5.3 billion for shares held by Mr Schmid and €15.7 billion for the entire company, plus an additional 40% for the transfer price paid by France Telecom to acquire full control over MobilCom.

France Telecom considers that all of these actions are unfounded and in bad faith.

Independently of the procedures brought against France Telecom, certain resolutions voted during the shareholders’ meeting are being contested by minority shareholders:

On December 8, 2005, the Schleswig-Holstein Court of Appeal revoked the resolution voted by MobilCom’s shareholders’ meeting of January 2003, which approved the signing of the MCSA. An appeal is pending before the German Supreme Court. France Telecom was not party to the procedure, but wished to intervene.

Furthermore, at the request of certain minority shareholders, on April 22, 2005, the MobilCom shareholders’ meeting adopted a resolution to appoint a special representative for minority shareholders’, tasked with studying the feasibility of a MobilCom action against France Telecom. During the shareholders’ meeting of August 23, 2005, the representative’s preliminary report concluded that no case could be made against France Telecom on the grounds of “domination”, and his mandate was not extended. This resolution is being appealed before the Kiel court. At end January 2006, the judge let it be known that he intended to suspend the appeal until a definitive decision was reached in respect of the January 2003 resolution approving the MCSA.

CONSOLIDATED FINANCIAL DOCUMENTS

-	At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abused their dominant position. Nerim is claiming alleged damages of approximately €57 million. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unfounded.

-	On July 21, 2004, a claim was filed against Wanadoo by T-Online for losses it considers it has suffered due to Wanadoo’s pricing strategies on the retail high-speed Internet access market between March 2001 and October 2002. T-Online based its claim on the European Commission’s decision of July 16, 2003, which held that Wanadoo had abused its dominant position, and requested €52 million in damages. France Telecom and T-Online have since ended all of their outstanding disputes in respect of these matters.

-	Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators (Free, Cegetel, Neuf Telecom and Tiscali/Liberty Surf) before the Paris Commercial or Regional Courts for unfair competition (mainly defamation and parasitism) and/or trademark infringement. The cumulative amount of damages claimed in these proceedings in respect of both trademark infringement and unfair competition amounted to €139 million. In a decision handed down on November 25, 2005, the Paris Commercial Court granted €6 million in damages in favor of Free, which was claiming €38.1 million. The cases brought by Cegetel and Neuf Telecom, claiming damages of €40 and €52 million respectively, were settled between the parties. Tiscali is claiming €8.9 million, and the case is still pending before the Paris Commercial Court.

-	In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange France’s products and services between 1995 and 2003 went into receivership on December 18, 2003. Suberdine is claiming that Orange France unlawfully terminated their business relationship and is claiming damages for the loss allegedly suffered as a result of such termination and the company’s liquidation. The total amount being claimed by the plaintiffs is €775 million. A decision is expected to be handed down by end-March 2006.

-	Upon completion of the public tender offer followed by a compulsory purchase of outstanding Orange shares launched by France Telecom on November 20, 2003 with a view to acquiring all outstanding Orange shares for an amount of €9.50 per share, the French association for the defense of minority shareholders (ADAM), which deemed the price of the tender offer too low, filed an application with the Paris Court of Appeal on November 24, 2003, to cancel the decision of the French stock market authority (CMF) to authorize the public tender offer followed by a compulsory purchase procedure, as well as the decision of the French securities commission (COB) approving the related information memorandum. Following the dismissal of these applications by the Paris Court of Appeal on April 6, 2004, ADAM appealed to the Supreme Court. On November 22, 2005, the Supreme Court dismissed the appeal against the CMF decision, ending this action definitively. The decision of the Supreme Court on the appeal against the COB decision is expected in April 2006.

Administrative litigation

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In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court (Tribunal administratif de Paris), for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unsubstantiated for the period prior to that date. France Telecom has already set aside a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a decision handed down on March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible as only the government undertaking, Réseau Ferré de France,

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the owner of the rights relating to the French public railway infrastructure since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The SNCF has lodged an appeal against the decision.

-	Following an application by the SIPPEREC group, on March 21, 2003 the Conseil d’Etat issued a ruling abolishing the articles of the French Post and Telecommunications Code relating to authorized access to state operated roads, and particularly the annual amount of fees paid by the telecommunications operators for the use of state land consisting of motorways and other roads. Although France Telecom is not a party to these proceedings, this ruling has a far reaching effect and applies to all telecommunications operators, including France Telecom. The annual amount of fees paid or provisioned by France Telecom for 2005, based on the rates set by the abolished decree amounted to €62 million. Under the new decree of December 27, 2005, effective January 1, 2006, the total amount of fees for 2006 relating to the use of land occupied by roads and state-operated motorways is estimated at €71.7 million.

International Arbitration

-	In early 2005, within the scope of proceedings launched pursuant to the Franco-Lebanese convention for the encouragement and reciprocal protection of investments and relating to the Build, Operate and Transfer contract (BOT), the arbitration tribunal awarded €266 million to the companies FTML (66.66%-owned by France Telecom) and FTMI. At June 30, 2005, France Telecom reversed the €199 million provision relating to this claim. The appeals filed against these rulings by the Lebanese government were dismissed by the Swiss Federal Court in November 2005. In December 2005, the Lebanese government formally proposed a settlement to end its disputes with FTML and FTMI, which, in addition to the arbitration rulings, also included the ongoing criminal proceedings against FTML and its management. Following discussions, an agreement was approved by FTML’s shareholders’ meeting of January 12, 2006. This agreement will come into force when the Lebanese government withdraws the USD 300 million recovery order (mandat de recouvrement) issued in 2000 as well as its outstanding claims.

On the basis of an agreement signed in 1991 between TP SA’s State-owned predecessor and the Danish Great Northern Telegraph Company, a predecessor of DPTG, a fiber optical link called North-South Link (“NSL”) connecting the northern and southern Polish borders was commissioned and constructed. Ownership rights to this investment were transferred to TP SA on commissioning and DPTG was granted 14.8% of the net profit from the cable during a period of 15 years starting in 1994. TP SA is responsible for the maintenance of the cable and is required to maximize the data flow through the cable.

In March 2001, DPTG requested termination or renegotiation of the contract as the traffic accounted for by TP SA had been decreasing since 1999. As TP SA did not accept the suggested terms of termination or renegotiation of the agreement, DPTG claimed arbitration under terms of the agreement and demanded that TP SA pay an estimated amount of €280 million. During the arbitration proceedings, DPTG’s claim was reduced to €218 million plus interest for the period ended June 30, 2002. In addition, DPTG filed a petition to the Arbitration Court to determine the amount of payments due for the period thereafter, ending in January 2009.

In the course of the proceedings, the Arbitration Court appointed an independent telecommunications expert to model the relevant NSL traffic volume and to calculate related revenues. In November 2005, the expert presented a preliminary opinion, which included a model to be used to determine the relevant NSL traffic volume and to calculate related revenues. The model, if used by the Arbitration Court in the proceeding, may result in a liability higher than that expected so far by TP SA. However, the assumptions used by the expert to develop the model are challenged by TP SA. On February 9, 2006, TP SA asked for a supplementary report from the expert and for the opportunity to present its comments on such report once issued. On the same date, based on the expert’s model and its own adjustments, DPTG submitted a new claim of €670 million plus interest for the period ended June 30, 2005.

Based on the new facts and circumstances, TP SA reassessed its exposure in respect of the above issue and updated as of December 31, 2005 the amount of the provision recognized in

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previous periods. The conclusion of the arbitration proceedings depends on a number of future events whose outcome is uncertain and, as a consequence, the amount of the provision may change at a future date.

-	On March 29, 2005, the arbitration tribunal of the Polish Chamber of Commerce judged that minority shareholders of Wirtualna Polska had good cause to exercise the put option granted by TP Internet on their shares in Wirtualna Polska in advance of term. The total value of shares to be paid by TP Internet represented PLN 221 million (€54.7 million). On July 21, 2005, TP SA and the minority shareholders of Wirtualna Polska entered into a settlement that resolved their disputes. This transaction was approved by the Gdansk Court on September 8, 2005, and put an end to the bankruptcy procedures relating to Wirtualna Polska.

NOTE 34 - RELATED PARTY TRANSACTIONS

34.1 COMPENSATION PAID TO MEMBERS OF THE BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE

The following table shows the compensation disbursed to persons who are, or were during the financial year 2005, members of the Board of Directors or Executive Committee of France Telecom.

(in euros)	Year ended
	December 31, 2005	December 31, 2004
Short-term benefits excluding employer social security payments(1)	12,341,601	12,436,448
Employer social security payments on short-term benefits	5,336,675	5,421,993
Post-employment benefits (2)	1,622,429	1,062,073
Other long-term benefits (3)	–	–
Termination benefits	–	–
Share-based compensation (4)	1,331,881	2,731,445
(1)	Includes gross salaries, compensation, bonuses, incentive bonuses, profit-sharing, employer contributions, attendance fees and non-monetary benefits paid during the year. In 2005, this item includes €272,689 in respect of incentive bonuses, profit-sharing and employer contributions (€230,451 in 2004).
(2)	Service cost.
(3)	Deferred compensation.
(4)	Expense recorded in the income statement in respect of stock option plans and employee share offers.

Like his predecessor Thierry Breton, Didier Lombard has waived his right to receive attendance fees.

34.2 RELATED PARTY TRANSACTIONS

The related party transactions summarized below mainly cover the main transactions carried out in the ordinary course of business with associates and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee. Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided on an arm’s length basis.

(in millions of euros)	Year ended December 31, 2005
	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Thales	1	7	9	(29)
Radiall	–	–	–	(1)
AXA	2	–	21	–
Thomson	14	–	12	–

(in millions of euros)	Year ended December 31, 2004
	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Tower Participations SAS	6	16	11	(62)
AXA	6	4	21	(14)
Thomson	16	4	16	(15)

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 35 - SUBSEQUENT EVENTS

In addition to the post-balance sheet events described in other sections of this report, the main subsequent events are as follows:

■	Procedure with the French Competition Council

On January 10, 2006, Le Numéro filed a complaint with the French Competition Council for abuse of dominant position concerning practices that France Telecom and PagesJaunes are alleged to have engaged in regarding directory enquiry services. The complaint alleges that France Telecom supplied a more complete list of directory data to its own enquiry services, and to those of PagesJaunes, than the data that it transferred to other providers pursuant to its regulatory obligations as a telecommunications operator. The claim includes an application for an injunction that would require PagesJaunes to continue selling the advertising data concerning its customers.

■	FTML in Lebanon (see Note 33).

■	Sale of Ypso shares.

In January 2006, France Telecom sold its entire 20% stake in Ypso for a consideration of €44 million. As a result of the sale, the call and put options given to Cinven and Altice on Ypso shares have expired (see Notes 4 and 32).

■	DPTG (Danish Great Northern Telegraph Company), see Note 33.

NOTE 36 - LIST OF CONSOLIDATED COMPANIES

The main changes in consolidation scope in the 12 months to December 31, 2005 are set out in Note 4. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

Company			Country
France Telecom SA	Parent company		France

Personal Communications Services
Fully consolidated companies	% interest	% control	Country
Orange SA	100.00%	100.00%	France
Orange International Developments	100.00%	100.00%	Bahamas
Mobistar	50.18%	50.18%	Belgium
Wirefree Services Belgium	100.00%	100.00%	Belgium
Orange Botswana	51.00%	51.00%	Botswana
Orange Cameroun	99.50%	99.50%	Cameroon
Orange Côte d’Ivoire	85.00%	85.00%	Cote d’Ivoire
Orange Holding A/S	100.00%	100.00%	Denmark
Orange A/S	100.00%	100.00%	Denmark
Orange World Services	100.00%	100.00%	Denmark
Wirefree Services Denmark	100.00%	100.00%	Denmark
Wirefree Services Denmark 2	100.00%	100.00%	Denmark
Orange Dominica	100.00%	100.00%	Dominican Republic
Amena (Retevision Movil)	77.72%	97.90%	Spain
Amena Movil	77.72%	100.00%	Spain
FT Operadores de Telecommunicaciones (formerly Auna O de T)	79.39%	79.39%	Spain
EBM Principia	47.53%	59.87%	Spain
Grupo Auna Telecomunicaciones	79.39%	100.00%	Spain
Inversiones en Telecomunicaciones	51.82%	66.67%	Spain
Multimedia Cable	100.00%	100.00%	Spain
Orange Services US	100.00%	100.00%	USA
Orange Ventures 1	100.00%	100.00%	USA
Orange World	100.00%	100.00%	USA
FCC Récolte	100.00%	100.00%	France
Mobile et Permission	100.00%	100.00%	France
Orange Caraïbes	100.00%	100.00%	France
Orange France	100.00%	100.00%	France

CONSOLIDATED FINANCIAL DOCUMENTS

Personal Communications Services
Fully consolidated companies	% interest	% control	Country
Orange International SAS	100.00%	100.00%	France
Orange Réunion	100.00%	100.00%	France
Orange Réunion Invest	100.00%	100.00%	France
Orange Supports & Consulting	100.00%	100.00%	France
Rapp 6	100.00%	100.00%	France
SPM Telecom	70.00%	70.00%	France
TELSEA Investments	60.80%	75.50%	Mauritius
FTM Liban	67.00%	67.00%	Lebanon
Orange Liechtenstein	100.00%	100.00%	Liechtenstein
Orange Madagascar	40.07%	65.90%	Madagascar
Ikatel (1)	29.82%	42.33%	Mali
VOXTEL	54.78%	54.90%	Moldova
Castle Worldwide Finance	100.00%	100.00%	Netherlands
Orange Finance	100.00%	100.00%	Netherlands
Orange Nederland NV	100.00%	100.00%	Netherlands
Orange Retail BV	100.00%	100.00%	Netherlands
Wirefree Services Nederland	100.00%	100.00%	Netherlands
PTK-Centertel (2)	47.50%	100.00%	Poland
Orange Dominicana	100.00%	100.00%	Dominican Republic
Orange Romania	96.82%	96.82%	Romania
Ananova	100.00%	100.00%	United Kingdom
Orange Retail Ltd	100.00%	100.00%	United Kingdom
Orange 3G	100.00%	100.00%	United Kingdom
Orange Austria	100.00%	100.00%	United Kingdom
Orange Holdings	100.00%	100.00%	United Kingdom
Orange Ltd	100.00%	100.00%	United Kingdom
Orange Personal Communications Services	100.00%	100.00%	United Kingdom
Orange Brand Services Ltd	100.00%	100.00%	United Kingdom
Orange Cellular Services	100.00%	100.00%	United Kingdom
Orange Direct	100.00%	100.00%	United Kingdom
Orange Furbs Trustees	100.00%	100.00%	United Kingdom
Orange Global	100.00%	100.00%	United Kingdom
Orange Holdings	100.00%	100.00%	United Kingdom
Orange International Ltd	100.00%	100.00%	United Kingdom
Orange Ocean	100.00%	100.00%	United Kingdom
Orange Overseas Holdings	100.00%	100.00%	United Kingdom
Orange Overseas Holdings No. 2	100.00%	100.00%	United Kingdom
Orange Mobile Services	100.00%	100.00%	United Kingdom
Orange Paging	100.00%	100.00%	United Kingdom
Orange Pension Trustees	100.00%	100.00%	United Kingdom
Orange Payment Handling Services (formerly The Point Telecommunications)	100.00%	100.00%	United Kingdom
Orange Slovakia Services Ltd	100.00%	100.00%	United Kingdom
Orange Ventures Management	100.00%	100.00%	United Kingdom
Orangedot	100.00%	100.00%	United Kingdom
Trust of Receivables Orange	100.00%	100.00%	United Kingdom
Sonatel Mobiles (1)	42.33%	42.33%	Senegal
Orange Corpsec	63.88%	63.88%	Slovakia
Orange Slovensko	100.00%	100.00%	Slovakia
Orange Sverige	100.00%	100.00%	Sweden
Orange Communications SA (“OCH”)	100.00%	100.00%	Switzerland
(1)	Sonatel, Sonatel Mobiles, Ikatel
-	Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries (Sonatel Mobiles and Ikatel) have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.
(2)	TP SA and subsidiaries (TP Group)
-	France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members.

CONSOLIDATED FINANCIAL DOCUMENTS

Personal Communications Services
Proportionally consolidated companies	% interest	% control	Country
Irisnet	25.09%	50.00%	Belgium
Egyptian Company for Mobile Services (ECMS)(3)	36.36%	51.03%	Egypt
Mobinil for Telecommunications(3)	71.25%	71.25%	Egypt
Mobinil Invest(3)	37.06%	71.25%	Egypt
Mobinil Services Company(3)	36.33%	71.25%	Egypt
GETESA	40.00%	40.00%	Equatorial Guinea
DARTY France Télécom	50.00%	50.00%	France
Cell Plus	40.00%	40.00%	Mauritius
Mobilecom	35.20%	40.00%	Jordan
(3)	Mobinil for Telecommunications
- France Telecom Group holds a 71.25% stake in Mobinil, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.
ECMS and subsidiaries
- Since Mobinil holds over 51% of ECMS and appoints the majority of its board members, ECMS and its subsidiaries are considered to be controlled by Mobinil and are therefore consolidated within France Telecom SA by the proportional method.

Personal Communications Services
Associates consolidated by the equity method	% interest	% control	Country
One GmbH	17.45%	17.45%	Austria
Sonaecom	23.70%	23.70%	Portugal
Safelayer	12.60%	24.32%	Spain
Sonoblok	21.39%	45.00%	Spain

Home Communications Services
Fully consolidated companies	% interest	% control	Country
Sofrecom Algérie	100.00%	100.00%	Algeria
FT Deutschland GmbH	100.00%	100.00%	Germany
FTMSC GmbH	100.00%	100.00%	Germany
Sofrecom Argentina (formerly Sofrecom consultora)	100.00%	100.00%	Argentina
Atlas Services Belgium	100.00%	100.00%	Belgium
Fimocam	100.00%	100.00%	Cameroon
FT Network Services Canada	100.00%	100.00%	Canada
FT R&D Beijing	100.00%	100.00%	China
CI TELCOM	45.90%	51.00%	Cote d’Ivoire
Cote d’Ivoire Multimedia	45.90%	100.00%	Cote d’Ivoire
Atlas Services Denmark	100.00%	100.00%	Denmark
Glocall Middle East	100.00%	100.00%	United Arab Emirates
Autocity Networks	96.34%	96.34%	Spain
Al-pi (formerly Catalana)	75.00%	75.00%	Spain
FT España (formerly UNI2)	100.00%	100.00%	Spain
El Rincon del Vago	100.00%	100.00%	Spain
EresMas Interactiva	100.00%	100.00%	USA
FT Participations US	100.00%	100.00%	USA
FTLD USA	100.00%	100.00%	USA
FTP Holding	100.00%	100.00%	USA
FT R&D LLc San Francisco	100.00%	100.00%	USA
FT R&D LLc Boston	100.00%	100.00%	USA
Aura 2	100.00%	100.00%	France
Atrium 3	100.00%	100.00%	France
CITIUS 98	100.00%	100.00%	France
Corsica Haut Débit	100.00%	100.00%	France
FCC Titricom 1.2	100.00%	100.00%	France
FCC Titricom 1.3	100.00%	100.00%	France
FCR Côte d’Ivoire	90.00%	90.00%	France
France Câble Radio	100.00%	100.00%	France
France Telecom EGT	100.00%	100.00%	France
Francetel	100.00%	100.00%	France

CONSOLIDATED FINANCIAL DOCUMENTS

Home Communications Services
Fully consolidated companies	% interest	% control	Country
FT Capital Development	100.00%	100.00%	France
FT Encaissements	99.99%	99.99%	France
FT IMMO	100.00%	100.00%	France
FT IMMO Clichy	100.00%	100.00%	France
FT IMMO Issy les Moulineaux	100.00%	100.00%	France
FT IMMO Gestion	100.00%	100.00%	France
FT IMMO GL	100.00%	100.00%	France
FT IMMO Holding	100.00%	100.00%	France
FT IMMO Meylan	100.00%	100.00%	France
FT IMMO Neuilly	100.00%	100.00%	France
FT IMMO Pontarlier	100.00%	100.00%	France
FT IMMO Toulouse	100.00%	100.00%	France
FT Marine	100.00%	100.00%	France
FT Mobiles International	100.00%	100.00%	France
FT Services	100.00%	100.00%	France
FT Technologies Investissement	100.00%	100.00%	France
FT Terminaux	100.00%	100.00%	France
FTMSC	100.00%	100.00%	France
GIE Innovacom	57.62%	57.62%	France
GIE fiscal Descartes	100.00%	100.00%	France
Immobilière FT	100.00%	100.00%	France
Innovacom 3	34.21%	34.21%	France
Innovacom Gestion	50.00%	50.00%	France
NEDDI	100.00%	100.00%	France
Nordnet	100.00%	100.00%	France
Orange Distribution	100.00%	100.00%	France
Orange Promotions	100.00%	100.00%	France
Rapp 9	100.00%	100.00%	France
Rapp 18	100.00%	100.00%	France
Rapp 23	100.00%	100.00%	France
Rapp 24	100.00%	100.00%	France
Rapp 26	100.00%	100.00%	France
Rapp 27	100.00%	100.00%	France
Rapp 30	100.00%	100.00%	France
Rapp 31	100.00%	100.00%	France
Rapp 32	100.00%	100.00%	France
Rapptel	100.00%	100.00%	France
SOFRECOM	100.00%	100.00%	France
Solicia	100.00%	100.00%	France
TDCOM	100.00%	100.00%	France
Telincom Courtage	100.00%	100.00%	France
TPSA Eurofinance France SA(2)	47.50%	100.00%	France
Viaccess	100.00%	100.00%	France
France Telecom e-Commerce (formerly Wanadoo E-Merchant)	100.00%	100.00%	France
w-HA	100.00%	100.00%	France
FTLD Hong-Kong	100.00%	100.00%	Hong Kong
Call Services	100.00%	100.00%	Mauritius
Chamarel Marine Services	100.00%	100.00%	Mauritius
Rimcom	100.00%	100.00%	Mauritius
Teleservices	40.00%	100.00%	Mauritius
FT Japan	100.00%	100.00%	Japan
JIT CO	88.00%	88.00%	Jordan
Sofrecom Maroc	100.00%	100.00%	Morocco
Régie T Mexico	75.00%	75.00%	Mexico
Dutchtone Group	100.00%	100.00%	Netherlands
FT Services Nederland	100.00%	100.00%	Netherlands
FTMSC BV	100.00%	100.00%	Netherlands
TFN	100.00%	100.00%	Netherlands
Wanadoo International NL	100.00%	100.00%	Netherlands
Wanadoo Nederland	100.00%	100.00%	Netherlands

CONSOLIDATED FINANCIAL DOCUMENTS

Home Communications Services
Fully consolidated companies	% interest	% control	Country
Paytel (formerly Contact Center)	47.50%	100.00%	Poland
Exploris (formerly TP Edukacja i Wypoczynek)	47.50%	100.00%	Poland
Fundacja Grupy TP	47.50%	100.00%	Poland
ORE	47.50%	100.00%	Poland
OTO Lublin	47.50%	100.00%	Poland
Sofrecom Polska	100.00%	100.00%	Poland
PTE TP	47.50%	100.00%	Poland
Telefony Podlaskie(2)	26.18%	55.11%	Poland
Telefon 2000(2)	45.31%	95.38%	Poland
TP EmiTel(2)	47.50%	100.00%	Poland
TP Internet(2)	47.50%	100.00%	Poland
TP Invest(2)	47.50%	100.00%	Poland
TP Med(2)	47.50%	100.00%	Poland
TP SA(2)	47.50%	47.50%	Poland
TP SA Eurofinance(2)	47.50%	100.00%	Poland
TP SA Finance(2)	47.50%	100.00%	Poland
TP Teltech(2)	47.50%	100.00%	Poland
TPDiTel(2)	47.50%	100.00%	Poland
Virgo(2)	47.50%	100.00%	Poland
Wirtualna Polska(2)	47.50%	100.00%	Poland
Freeserve Servicos de Internet	100.00%	100.00%	Portugal
FTLD-Czech	100.00%	100.00%	Czech Republic
F3B Property Company	100.00%	100.00%	United Kingdom
Freeserve Auctions	100.00%	100.00%	United Kingdom
Freeserve holding	100.00%	100.00%	United Kingdom
Freeserve Investment	100.00%	100.00%	United Kingdom
FT Network Services UK	100.00%	100.00%	United Kingdom
FT Participations UK	100.00%	100.00%	United Kingdom
FT R&D Ltd	100.00%	100.00%	United Kingdom
Strike off 4 (formerly Icircle)	100.00%	100.00%	United Kingdom
Freeserve.com (formerly Intracus)	100.00%	100.00%	United Kingdom
Wanadoo UK (formerly Freeserve.com)	100.00%	100.00%	United Kingdom
Wanadoo Plc	100.00%	100.00%	United Kingdom
Cge-Solutions	25.40%	60.00%	Senegal
Sonatel Multimedia	42.33%	100.00%	Senegal
Sonatel(1)	42.33%	42.33%	Senegal
Sofrecom Thailand	99.98%	99.99%	Thailand
FTLD Singapour	100.00%	100.00%	Singapore
FT Network Services Sweden	100.00%	100.00%	Sweden
FT Network Services Switzerland SA	100.00%	100.00%	Switzerland
Telecom Vanuatu	33.33%	33.33%	Vanuatu
FCR Vietnam PTE Ltd	74.00%	74.00%	Vietnam
(1)	Sonatel, Sonatel Mobiles, Ikatel
- Following the amendment of the shareholders’ agreement with the Senegalese government, Sonatel and its subsidiaries (Sonatel Mobiles and Ikatel) have been fully consolidated with effect from July 1, 2005. France Telecom’s interest in these companies was previously consolidated according to the proportional method.
(2)	TP SA and subsidiaries (TP Group)
- France Telecom has the power to appoint the majority of TP SA’s Supervisory Board members.

Home Communications Services
Proportionally consolidated companies	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00%	50.00%	Germany
Technocom Ventures	49.95%	49.95%	France
Mauritius Telecom	40.00%	40.00%	Mauritius
Telecom Plus	58.00%	70.00%	Mauritius
E-Dimension	35.20%	40.00%	Jordan
JTC	35.20%	40.00%	Jordan
Wanadoo Jordan	35.20%	40.00%	Jordan

CONSOLIDATED FINANCIAL DOCUMENTS

Associates consolidated by the equity method	% interest	% control	Country
Europortal jumpy España	50.00%	50.00%	Spain
Bluebird Participations France	20.00%	20.00%	France
Tahiti Nui Telecom	34.00%	34.00%	France
Ypso Holding	20.00%	20.00%	Luxembourg

Enterprise Communications Services
Fully consolidated companies	% interest	% control	Country
Equant NV	100.00%	100.00%	Netherlands
Equant Finance BV	100.00%	100.00%	Netherlands
EGN BV and subsidiaries	100.00%	100.00%	Netherlands
Equant SA and subsidiaries	100.00%	100.00%	France
Equant Holdings US and subsidiaries	100.00%	100.00%	USA
Equant Integration Services SA	100.00%	100.00%	Switzerland
Globecast Africa	100.00%	100.00%	South Africa
Etrali Allemagne	100.00%	100.00%	Germany
FT Corporate Solutions Australia	100.00%	100.00%	Australia
Etrali SA Espagne	100.00%	100.00%	Spain
Etrali North America	100.00%	100.00%	USA
FT Corporate Solutions	100.00%	100.00%	USA
Globecast NA	100.00%	100.00%	USA
Almerys	64.00%	64.00%	France
CVF	100.00%	100.00%	France
Etrali France	100.00%	100.00%	France
Etrali SA	100.00%	100.00%	France
Expertel Consulting	100.00%	100.00%	France
Globecast France	100.00%	100.00%	France
Globecast Holding	100.00%	100.00%	France
Globecast Reportages	100.00%	100.00%	France
Intelmatique	100.00%	100.00%	France
Sétib	99.99%	99.99%	France
Telefact	69.53%	69.53%	France
Transpac	100.00%	100.00%	France
Etrali HK	100.00%	100.00%	Hong Kong
Etrali SRL	100.00%	100.00%	Italy
Globecast Italie	100.00%	100.00%	Italy
Etrali KK	100.00%	100.00%	Japan
Newsforce and subsidiaries	100.00%	100.00%	Netherlands
Etrali UK	100.00%	100.00%	United Kingdom
Globecast UK	100.00%	100.00%	United Kingdom
Etrali Singapore Pte	100.00%	100.00%	Singapore
Globecast Asie	100.00%	100.00%	Singapore
Etrali Suisse	100.00%	100.00%	Switzerland

Enterprise Communications Services
Proportionally consolidated companies	% interest	% control	Country
Globecast Australia	50.00%	50.00%	Australia
Globecast España SL	50.72%	50.72%	Spain

Directories
Fully consolidated companies	% interest	% control	Country
Kompass Belgium	54.00%	100.00%	Belgium
QDQ Media	54.00%	100.00%	Spain
Kompass France	54.00%	100.00%	France
Mappy	54.00%	100.00%	France
PagesJaunes Groupe	54.00%	54.00%	France
PagesJaunes SA	54.00%	100.00%	France
Wanadoo Data	54.00%	100.00%	France
E-Sama	54.00%	100.00%	France
Euro Directory	54.00%	100.00%	Luxembourg
Edicom	54.00%	100.00%	Morocco

Proportionally consolidated companies	% interest	% control	Country
Editus Luxembourg	26.46%	49.00%	Luxembourg

CONSOLIDATED FINANCIAL DOCUMENTS

NOTE 37 - IFRS 2004 TRANSITION NOTE

This note describes the principles applied to prepare the opening IFRS balance sheet at January 1, 2004 and the differences compared to the French generally accepted accounting principles (French GAAP) previously applied, as well as the effects of these differences on the 2004 opening and closing balance sheets and 2004 income statement.

37.1 BASIS OF PREPARATION OF IFRS TRANSITION NOTE

Financial information for 2004 on the transition to IFRS was prepared in accordance with IFRS 1 – First-time Adoption of IFRS and the IAS/IFRS applicable at December 31, 2005, as published by the IASB at December 31, 2005 and adopted by the European Commission on the same date. However:

-	The Group has opted for early application of certain standards and interpretations, which are described in paragraph 2.1.1 of Note 2 – Significant Accounting Policies and Changes in Estimates.

-	Some accounting positions taken by France Telecom are not covered by any specific provision of international accounting standards and their interpretations. This is the case, in particular, for:

-	acquisitions of minority interests;

-	commitments to purchase minority interests;

-	loyalty programs;

-	employee share offers; and

-	individual training rights for employees.

The accounting treatments applied to the above are described in paragraph 2.1.2 of Note 2 – Significant Accounting Policies and Changes in Estimates.

-	Accounting standards include options relating to the measurement and recognition of assets and liabilities, both in respect of IFRS 1 – First-time Adoption of IFRS, and within the actual standards themselves. These options are described in paragraph 2.1.3 of Note 2 – Significant Accounting Policies and Changes in Estimates.

CONSOLIDATED FINANCIAL DOCUMENTS

37.2 EFFECTS ON 2004 EQUITY AND NET INCOME

in millions of euros	Opening equity			Closing equity			Net income 2004
	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Note
French GAAP (2003 published financial statements)	12,026	5,966	17,992
Consolidation of Tele Invest & Tele Invest II and special purpose vehicles (securitization programs)	(62)	(519)	(581)							37.6.1.1
Employee benefits (Group including France Telecom SA)	(502)	0	(502)							37.6.1.2
Deferred taxes on employee benefits	177	0	177							37.6.1.2

Impact of loyalty programs	(297)	0	(297)							37.6.1.3
Deferred taxes on impact of loyalty programs	102	0	102							37.6.1.3

French GAAP at December 31, 2003, adjusted for the effects of changes of method adopted in 2004	11,444	5,447	16,891	15,681	4,052	19,733	2,784	218	3,002

Proportional consolidation of affiliates in Senegal		(224)	(224)		(262)	(262)		(73)	(73)	37.6.4
Subscriber base amortization	(1,952)	(517)	(2,469)	(2,472)	(628)	(3,100)	(476)	(106)	(582)	37.6.2.1
Goodwill amortization	0	0	0	1,725	18	1,743	1,755	18	1,773	37.6.2.2

Adjustment of hybrid instruments: TDIRA (excluding effect of amortized cost method)	1,267	0	1,267	1,236	0	1,236	0	0	0	37.6.2.3
Adjustment of hybrid instruments: OCEANE	0	0	0	97	0	97	0	0	0	37.6.2.3
Equant impairment losses (property, plant and equipment and intangible assets)	0	0	0	163	136	299	163	136	299	37.6.2.4

Revenue recognition	(1,002)	(50)	(1,052)	(1,056)	(49)	(1,105)	(49)	8	(41)	37.6.2.5
Commitments to purchase minority interests (put options)	(661)	(322)	(983)	(422)	(125)	(547)	(69)	0	(69)	37.6.2.6
France Telecom SA 2000 and 2001 tax loss carryback receivables	275	0	275	198	0	198	(77)	0	(77)	37.6.2.7

Share-based compensation	0	0	0	(282)	(2)	(284)	(321)	(21)	(342)	37.6.2.8
Remeasurement of financial assets at fair value	173	3	176	83	0	83	(81)	(2)	(83)	37.6.2.9
Financial instruments	(14)	25	11	(16)	50	34	(2)	13	11	37.6.2.10

Amortized cost adjustment to debt (debt issuance costs and issue premiums)	(98)	(2)	(100)	(182)	0	(182)	(85)	2	(83)	37.6.2.11
Cancellation of capitalized interest	(100)	(49)	(149)	(97)	(56)	(153)	7	(5)	2	37.6.2.12
Revaluation at fair value of TP Group property, plant and equipment	139	154	293	133	148	281	(24)	(27)	(51)	37.6.2.12

Other adjustments	82	(7)	75	162	9	171	13	4	17
Deferred tax liability on tax loss carryback receivables	(98)	0	(98)	(70)	0	(70)	28		28	37.6.2.13
Deferred tax liability on revaluation at fair value of TP Group property, plant and equipment	(27)	(29)	(56)	(25)	(20)	(45)	8	8	16	37.6.2.12
Deferred tax liability on trademarks	(1,248)	(65)	(1,313)	(1,236)	(49)	(1,285)	8	7	15	37.6.2.13

Cancellation of discounting adjustment to deferred tax assets	1,759	0	1,759	998	0	998	(776)	0	(776)	37.6.2.13
Deferred tax liability on TDIRA and OCEANE, excluding effect of amortized cost method	(450)	0	(450)	(457)	0	(457)	15	0	15	37.6.2.13
Deferred taxes on revenue recognition	341	5	346	355	5	360	14	(2)	12	37.6.2.13

Deferred taxes on subscriber base	(174)	(32)	(206)	(49)	(5)	(54)	130	26	156	37.6.2.13
Other deferred tax adjustments	(17)	19	2	(16)	10	(6)	52	(11)	41	37.6.2.13

IFRS	9,639	4,356	13,995	14,451	3,232	17,683	3,017	193	3,210

CONSOLIDATED FINANCIAL DOCUMENTS

37.3 EFFECTS ON 2004 NET INCOME

in millions of euros	Published 2004 French GAAP accounts	IFRS	Differences	o/w effect of proportional consolidation of affiliates in Senegal	o/w other IFRS adjustments
	2004	2004
Net revenues	47,157	46,158	(999)	(217)	(782)
External purchases	(18,617)	(17,870)	747	45	702
Other operating income	799	561	(238)	(3)	(235)
Other operating expense	(2,204)	(2,076)	128	10	118
Labour expenses
- Wages and employee benefit expenses	(8,874)	(8,850)	24	24	0

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan (French GAAP) / Gross Operating Margin (IFRS)	18,261	17,923	(338)	(141)	(197)

- Employee profit-sharing		(280)	(280)		(280)
- Share-based compensation		(399)	(399)		(399)
Depreciation and amortization	(7,437)	(7,990)	(553)	35	(588)
Impairment of goodwill		(534)	(534)		(534)
Impairment of non-current assets		(179)	(179)	(3)	(176)
Gains (losses) on disposal of assets		922	922	3	919
Restructuring costs		(181)	(181)		(181)
Share of profits (losses) of associates		30	30		30

Operating income	10,824	9,312	(1,512)	(106)	(1,406)

Interest expense	(3,397)	(3,621)	(224)	2	(226)
Foreign exchange gains (losses)	180	144	(36)	1	(37)
Discounting expense	(148)	(148)	0		0

Finance costs, net	(3,365)	(3,625)	(260)	3	(263)

Equity in net income (loss) of affiliates	4		(4)
Other non-operating income (expenses), net	113		(113)
Employee profit sharing	(269)		269
Goodwill amortization	(1,788)		1,788
Exceptional goodwill amortization	(519)		519
Income tax expense	(1,998)	(2,477)	(479)	30	(509)

Consolidated net income after tax	3,002	3,210	208	(73)	281

Minority interests	218	193	(25)	(73)	48

Attributable to equity holders of France Telecom SA	2,784	3,017	233	0	233

Earnings per share (in euros)

Net income attributable to equity holders of France Telecom SA
- Basic	1.14	1.23	0.09		0.09
- Diluted	1.12	1.22	0.10		0.10

CONSOLIDATED FINANCIAL DOCUMENTS

37.4 EFFECTS ON THE OPENING BALANCE SHEET AT JANUARY 1, 2004

Effects on opening balance sheet at January 1, 2004 – Assets

In millions of euros
French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications (**)	IFRS adjustments		IFRS	Note	IFRS balance sheet
Goodwill, net	25,838	699	0	0		26,537		Goodwill, net
Intangible assets, net	16,554		1,685 1,896	(2,374 (2,469	) )	15,865	37.6.2.1	Other intangible assets, net
			(211)	95
Property, plant and equipment	30,635		(1,713)	50		28,972		Property, plant and equipment, net
			(1,896)	293			37.6.2.12
			183	(149)			37.6.2.12
				(94)
Investments accounted for under the equity method	205		462	(60)		607		Interests in associates
Non-consolidated investments, net	1,045		(460)	142		727	37.6.2.9	Assets available for sale
Other long-term assets, net	3,171	(1,718)		3,376 1,706 1,253		4,829	37.6.2.7 37.6.2.14	Other non-current financial assets and derivatives
				436			37.6.2.10
				(19)
Deferred income taxes, net (long-term)	7,927	279	1,429	1,516		11,151		Deferred tax assets
				1,759			37.6.2.13
				346			37.6.2.13
				(450)			37.6.2.13
				(98)			37.6.2.13
				(41)

Total long-term assets	85,375	(740)	1,403	2,650		88,688		Total non-current assets

Inventories, net	516		122	20		658		Inventories, net
Trade accounts receivable, less provisions	3,819	3,143	0	(2)		6,960		Trade receivables, net
Deferred short-term income taxes, net	1,429		(1,429)	(0)		0
Prepaid expenses and other current assets	3,470		(3,455)	(15)
			2,528	(354)		2,174		Other current assets
			65			65		Current tax assets
			706	(69)		637		Prepaid expenses
Marketable securities	1,874		156 158	159 146		2,189	37.6.2.10	Other current financial assets and derivatives
			(2)	13
Cash and cash equivalents	3,350	41		(21)		3,370		Cash and cash equivalents

Total current assets	14,458	3,184	(1,307)	(282)		16,053		Total current assets

Total assets	99,833	2,444	96	2,368		104,741		Total assets
(*)	The changes of method under French GAAP are described in note 37.6.1
(**)	The main reclassifications are described in note 37.6.3.1

CONSOLIDATED FINANCIAL DOCUMENTS

Effects on opening balance sheet at January 1, 2004 – Equity and Liabilities

In millions of euros
French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications (**)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Share capital	9,609				9,609		Share capital
Additional paid-in capital	15,333				15,333		Additional paid-in capital
Retained earnings (losses carried forward)	(6,033)	(582)	(6,883)	(1,805)	(15,303)		Retained earnings (deficit)
Foreign currency translation adjustments	(6,883)		6,883		0		Translation adjustment

Shareholders' equity	12,026	(582)	0	(1,805)	9,639		Equity attributable to equity holders of France Telecom SA

Minority interests	5,966	(519)		(1,091)	4,356		Minority interests

Shareholders' equity	17,992	(1,101)	0	(2,896)	13,995		Total equity

Non-refundable funds and equivalents	5,279			(5,279)	0

Bonds	36,356			3,004 4,031 (1,152 125)	39,360	37.6.2.3 37.6.2.10	Exchangeable or convertible bonds (non-current)
Other long- and medium-term debt, less current portion	2,408	2,155	122	4,958	9,643		Other non-current financial debt and derivatives
				1,431		37.6.2.7
				983		37.6.2.6
				1,167		37.6.2.14
				1,352		37.6.2.10
				25
Other long-term liabilities	5,986	(1,266)	(4,712)	(8)
			565	85	650		Non-current employee benefits
			3,614	(73)	3,541		Other non-current provisions
			1,528	(57)	1,471		Other non-current liabilities
			467	1,530	1,997		Deferred tax liabilities
				1,313		37.6.2.13
				206		37.6.2.13
				56		37.6.2.12
				(45)

Total long-term liabilities	44,750	889	1,584	9,439	56,662		Total non-current liabilities

Current portion of long- and medium-term debt	9,057		(9,057)
Bank overdrafts and other short-term borrowings	1,570	1,462	(3,032)
	0		14,171	213	14,384		Exchangeable or convertible bonds, and other current financial debt and derivatives
				86		37.6.2.14
				253		37.6.2.10
				(126)
	0		1,324	(10)	1,314		Accrued interest payables
	0		1,549	18	1,567		Current employee benefits
			3,000	(27)	2,973		Current provisions
Trade payables	7,368			(24)	7,344		Trade payables
Accrued expenses and other payables	9,040	897	(9,900)	(37)
Other current liabilities	1,378		(1,361)	(17)
			2,893	(84)	2,809		Other current liabilities
	0		406	(8)	398		Current tax payables
Deferred income taxes, net	234		(236)	2
Deferred income	3,165	297	(1,245)	1,078	3,295		Deferred income
				1,052		37.6.2.5
				26

Total current liabilities	31,812	2,656	(1,488)	1,104	34,084		Total current liabilities

Total liabilities and shareholders' equity	99,833	2,444	96	2,368	104,741		Total equity and liabilities
(*)	The changes of method under French GAAP are described in note 37.6.1
(**)	The main reclassifications are described in note 37.6.3.1

CONSOLIDATED FINANCIAL DOCUMENTS

37.5 EFFECTS ON THE CLOSING BALANCE SHEET AT DECEMBER 31, 2004

Effects on the closing balance sheet at December 31, 2004 – Assets

In millions of euros
French GAAP balance sheet		Reclassifications (*)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Goodwill, net	25,806	0	1,783	27,589	37.6.2.2	Goodwill, net
Intangible assets, net	15,904	2,517	(2,789)	15,632		Other intangible assets, net
		2,662	(3,151)		37.6.2.1
		(145)	201		37.6.2.4
			161
Property, plant and equipment	29,034	(2,538)	6	26,502		Property, plant and equipment, net
		(2,662)	281		37.6.2.12
		124	(153)		37.6.2.12
			98		37.6.2.4
			(220)		37.6.4
Investments accounted for under the equity method	174	216	(20)	370		Interests in associates
Non-consolidated investments, net	760	(214)	69	615	37.6.2.9	Assets available for sale
Other long-term assets, net	1,635	0	2,650	4,285		Other non-current financial assets and derivatives
			1,706		37.6.2.7
			760		37.6.2.14
			184		37.6.2.10
Deferred income taxes, net (long-term)	7,118	1,431	920	9,469		Deferred tax assets
			998		37.6.2.13
			360		37.6.2.13
			(425)		37.6.2.13
			(70)		37.6.2.13
			57

Total long-term assets	80,431	1,412	2,619	84,462		Total non-current assets

Inventories, net	579	69	(4)	644		Inventories, net
Trade accounts receivable, less provisions	6,599		(10)	6,589		Trade receivables, net
Deferred income taxes, net	1,431	(1,431)	(0)	0
Prepaid expenses and other current assets	3,833	(3,809)	(24)
		3,023	(238)	2,785		Other current assets
		88	0	88		Current tax assets
		653	7	660		Prepaid expenses
Marketable securities	249	44	19	312		Other current financial assets and derivatives
			56		37.6.2.10
			(37)
Cash and cash equivalents	3,203		(50)	3,153		Cash and cash equivalents

Total current assets	15,894	(1,363)	(300)	14,231		Total current assets

Total assets	96,325	49	2,319	98,693		Total assets
(*)	The main reclassifications are described in note 37.6.3.1

CONSOLIDATED FINANCIAL DOCUMENTS

Effects on the closing balance sheet at December 31, 2004 – Equity and Liabilities

In millions of euros
French GAAP balance sheet		Reclassifications (*)	IFRS adjustments		IFRS	Note	IFRS balance sheet
Share capital	9,869		0		9,869		Share capital
Additional paid-in capital	12,675				12,675		Additional paid-in capital
Retained earnings (losses carried forward)	(3,137)		(8,536)		(11,673)		Retained earnings (deficit)
Net income for the year	2,784		233		3,017		Net income for the year
Foreign currency translation adjustments	(6,510)		7,073		563		Translation adjustment

Shareholders' equity	15,681	0	(1,230)		14,451		Equity attributable to equity holders of France Telecom SA

Minority interests	4,052		(820)		3,232		Minority interests

Shareholders' equity including minority interests	19,733	0	(2,050)		17,683		Total equity

Non-refundable funds and equivalents	5,149	(0)	(5,149)		0

Bonds	32,092		2,130		34,222		Exchangeable or convertible bonds (non-current)
				3,994		37.6.2.3
				(97)		37.6.2.3
				(1,773)		37.6.2.10
				6
Other long – and medium-term debt, less current portion	3,934	116	4,521		8,571		Other non-current financial debt and derivatives
				1,508		37.6.2.7
				547		37.6.2.6
				712		37.6.2.14
				1,824		37.6.2.10
				(70)
Other long-term liabilities	4,458	(4,454)	(4)
		628	0		628		Non-current employee benefits
		3,250	(1)		3,249		Other non-current provisions
		1,346	(7)		1,339		Other non-current liabilities
		487	1,491		1,978		Deferred tax liabilities
				1,297		37.6.2.13
				54		37.6.2.13
				45		37.6.2.12
				95

Total long-term liabilities	40,484	1,373	8,130		49,987		Total non-current liabilities

Current portion of long – and medium-term debt	7,478	(7,478)
Bank overdrafts and other short-term borrowings	3,886	(3,886)
	0	11,366	114		11,480		Exchangeable or convertible bonds, and other current financial debt and derivatives
				225		37.6.2.10
				48		37.6.2.14
				(159)
	0	1,122	50		1,172		Accrued interest payable
	0	1,701	281		1,982		Current employee benefits
				284		37.6.2.8
				(3)
		1,984	(41)		1,943		Current provisions
Trade payables	7,786		(29)		7,757		Trade payables
Accrued expenses and other payables	7,142	(7,095)	(47)
Other current liabilities	790	(767)	(23)
		2,736	(48)		2,688		Other current liabilities
	0	425	6		431		Current tax payables
Deferred income taxes, net	285	(287)	2		0
Deferred income	3,592	(1,145)	1,123		3,570		Deferred income
				1,105		37.6.2.5
				18

Total current liabilities	30,959	(1,324)	1,388		31,023		Total current liabilities

Total liabilities and shareholders' equity	96,325	49	2,319		98,693		Total equity and liabilities
(*)	The main reclassifications are described in note 37.6.3.1

CONSOLIDATED FINANCIAL DOCUMENTS

37.6 DESCRIPTION OF THE MAIN IFRS ADJUSTMENTS

37.6.1 RESTATEMENTS DONE THROUGH A CHANGE IN ACCOUNTING POLICY IN THE FRENCH GAAP ACCOUNTS

37.6.1.1 Consolidation rules

In accordance with IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Special Purpose Entities, subsidiaries that are controlled by France Telecom, directly or indirectly, have been fully consolidated as from January 1, 2004 including entities where control does not result from the ownership of shares. Tele Invest and Tele Invest II, two Kulczyk Holding entities that acquired TP SA shares, and the special purpose entities set up in connection with trade receivables securitization programs, have therefore been fully consolidated in the opening IFRS balance sheet.

In the French GAAP consolidated financial statements, these entities were excluded from the scope of consolidation up to December 31, 2003 but were consolidated in 2004 in compliance with the Loi de Sécurité Financière (Financial Security Act) dated August 1, 2003.

First-time consolidation of Tele Invest and Tele Invest II at January 1, 2004 led to a €519 million reduction in minority interests, corresponding to the 13.57% interest in TP SA held by these entities, a €699 million increase in goodwill net of amortization, a €66 million reduction in shareholders’ equity including cumulative translation adjustments attributable to equity holders of France Telecom SA, and a €2,155 million increase in gross financial debt.

Under French GAAP, consolidation of these entities led to the recognition in 2004 of a €43 million goodwill amortization charge, interest expense of €99 million, and no changes in the provision for risk previously recorded (€870 million carried in the balance sheet at December 31, 2003), which was written off to equity in the opening balance sheet at January 1, 2004. In the 2004 IFRS income statement, the €43 million additional goodwill amortization charge has been reversed.

At January 1, 2004, first-time consolidation of special purpose entities set up in connection with trade receivables securitization programs led to: (i) on the assets side, reinstatement of the sold receivables, generating a €3,143 million increase in trade receivables, net; a €1,718 million decrease in other non-current financial assets and derivatives, corresponding to the net value of the retained interests; a €41 million increase in cash and cash equivalents, and ii) on the liabilities side, a €1,462 million increase in “Exchangeable or convertible bonds, and other current financial debt and derivatives” and a €4 million increase in shareholders’ equity.

37.6.1.2 Provisions for pension plans and similar benefits

The principles governing the measurement and recognition of pension and other post-employment benefit obligations in accordance with IAS 19 – Employee Benefits are similar to those applied in the 2004 French GAAP accounts, with retrospective effect from January 1, 2004, in accordance with CNC recommendation 2003-R.01 and the first-time adoption rules set out in the CNC communication dated July 22, 2004.

The effect of the change in accounting policy under French GAAP, consisting mainly of the recognition at the transition date of cumulative actuarial gains and losses not recognized previously, is a €502 million reduction in equity (before the €177 million deferred tax asset) and a €502 million increase in employee benefits.

37.6.1.3 Loyalty programs

Following the adoption of Comité d’Urgence (Emerging Accounting Issues Committee) opinion 2004-E dated October 13, 2004 on the accounting treatment of discounts and other benefits (goods or services) granted to customers, the accounting treatment of loyalty programs with a contract renewal obligation is the same as that for programs without a renewal obligation, which are accrued and presented as a reduction in revenues. The effect of this change of accounting policy under French GAAP at January 1, 2004 is a €297 million reduction in equity (before the €102 million deferred tax assets). This accounting policy has been maintained in the IFRS accounts.

CONSOLIDATED FINANCIAL DOCUMENTS

37.6.2 OTHER ADJUSTMENTS

37.6.2.1 Subscriber base amortization

Market shares acquired in business combinations that are recognized in the French GAAP accounts were analyzed under US GAAP as corresponding to the value of subscriber bases, amortizable over the expected life of the commercial relationship. The same analysis applies under IAS 38 – Intangible Assets. Consequently, in the IFRS accounts, the market shares recognized in the French GAAP accounts – which were not amortized – have been reclassified as subscriber bases and recorded net of amortization.

The negative effect on equity in the IFRS balance sheet amounts to €2,469 million at January 1, 2004 (including a €1,952 million deduction from equity attributable to equity holders of France Telecom SA) and €3,100 million at December 31, 2004 (including a €2,472 million deduction from equity attributable to equity holders of France Telecom SA).

In the 2004 IFRS income statement, the effect is an increase in amortization of intangible assets of €582 million. Subscriber base amortization also affects the amount reported under IFRS for impairment losses on Equant property, plant and equipment and intangible assets (see Note 37.6.2.4).

37.6.2.2 Goodwill amortization and impairment losses

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred prior to January 1, 2004. Under IFRS 3 – Business Combinations, goodwill is not amortized from January 1, 2004. This has led to a €1,773 million positive impact on 2004 net income.

No additional impairment losses on goodwill have been recorded in the opening IFRS balance sheet at January 1, 2004 or the 2004 income statement. In 2004, the €534 million impairment loss recorded in the IFRS accounts in respect of Equant corresponds to €519 million in impairment losses and €15 million reported as amortization expense in the 2004 French GAAP accounts.

37.6.2.3 Hybrid instruments

A hybrid financial instrument is a debt instrument that contains both a liability component and an equity component. According to IAS 32, the issuer of a financial instrument must classify the instrument, or its component parts, at inception as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The perpetual bonds redeemable for shares (TDIRAs) and bonds convertible into or exchangeable for new or existing shares (OCEANEs) issued during the second half of 2004 are therefore recognized based on their liability and equity components.

■	Perpetual bonds redeemable for France Telecom shares (TDIRAs)

The TDIRAs, which were classified as quasi-equity in the French GAAP accounts, have been recognized as a financial liability and an equity instrument in the IFRS accounts.

The component recognized in equity in the opening IFRS balance sheet at January 1, 2004 amounts to €1,267 million (versus €4,031 million recognized in financial debt). In addition, the effect of applying the amortized cost method has a negative impact on equity in an amount of €18 million. The net effect on opening equity is therefore €1,249 million.

At December 31, 2004, the instrument’s equity component amounts to €1,236 million (and the liability component to €3,994 million) and €81 million has been deducted from retained earnings corresponding to the effect of applying the amortized cost method. The total effect at December 31, 2004 is therefore €1,155 million on equity and €3,994 million on financial debt.

Lastly a deferred tax liability has been recognized for €450 million at January 1, 2004 and €425 million at December 31, 2004 (excluding the impact of measurement at amortized cost).

CONSOLIDATED FINANCIAL DOCUMENTS

■	Bonds convertible or exchangeable for new or existing shares (OCEANEs)

At December 31, 2004, the effect on equity of the OCEANEs issued during the second half of the year amounts to €97 million.

A deferred tax liability of €32 million has been recognized at December 31, 2004.

37.6.2.4 Impairment of Equant property, plant and equipment and intangible assets

The positive effect of €299 million on the IFRS income statement corresponds to the reduction in impairment losses on non-current assets compared to the amount recorded in the French GAAP accounts. This effect mainly corresponds to retrospective amortization of the Equant subscriber bases in the opening IFRS balance sheet, leading to a reduction in Equant’s net book value.

37.6.2.5 Revenue recognition

The effect on equity in the opening IFRS balance sheet at January 1, 2004 of IFRS adjustments to net revenues – except for the loyalty program effect – is a reduction of €1,052 million (before the €346 million positive deferred tax effect). This corresponds mainly to the deferral over the average life of the contractual relationship of fixed line telephony service connection fees.

Net revenues in the 2004 IFRS income statement are €782 million lower than the French GAAP figure, due mainly to changes in revenue recognition method and the presentation changes described below.

■	Changes in the revenue recognition policy

-	deferred recognition of revenues corresponding to initial fixed line telephone service connection fees: negative effect of €80 million;

-	positive impact associated with promotional offers, mainly from the mobile business, including free minutes, the impact of which is deferred over the contractual commitment term: €26 million.

■	Presentation of certain expenses as a deduction from revenue

-	reclassification as a deduction from net revenues of payments to content and other providers, mainly in respect of special premium-rate numbers: negative effect of €352 million;

-	recognition of net revenues from mobile equipment sold in a packaged offer via indirect distribution channels based on the price paid by the end customer: negative effect of €345 million;

-	“Service Level Agreement” penalties paid in the fixed line telephony business: negative effect of €16 million.

All of these items are recognized as an expense under French GAAP.

The net effect on 2004 consolidated gross operating margin is a decrease of €41 million.

The net effect on equity at December 31, 2004 is a decrease of €1,105 million (before the €360 million positive deferred tax effect). This amount corresponds mainly to the negative effect of deferring connection fees in the fixed line telephony service over the average life of the contractual relationship.

37.6.2.6 Commitments to purchase minority interests (put options)

In accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized in financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in equity attributable to equity holders of France Telecom SA. The impact on the opening balance sheet at January 1, 2004 is €983 million, including €458 million for the Orange tender offer (offre publique de retrait) followed by the compulsory purchase of the remaining shares (retrait obligatoire) and €525 million for put options granted to minority shareholders, mainly of Orange Slovensko.

CONSOLIDATED FINANCIAL DOCUMENTS

In the 2004 consolidated income statement, the revaluation of these purchase commitments has a negative impact of €69 million on net income.

The impact on equity at December 31, 2004 amounts to €547 million, primarily concerning Orange Slovensko.

37.6.2.7 FT SA carryback

In the French GAAP accounts, the disposal by France Telecom of tax loss carryback receivables to a financial institution in 2000 and 2001 led to the removal of the receivables from the balance sheet. According to IAS 18 – Revenue, these disposals must be adjusted in the opening IFRS balance sheet at January 1, 2004. Consequently, the carryback receivables have been reinstated in the opening IFRS balance sheet at January 1, 2004 and a liability has been recognized in the same amount. The carryback receivables cannot be recorded as a deduction from financial debt, because they are tax credits. The asset and liability will be extinguished in 2006 and 2007, when the receivables are settled by the State with the financial institution.

In the opening balance sheet at January 1, 2004, recognition of the tax loss carryback receivables has the effect of increasing: (i) receivables by €1,706 million; (ii) financial debt by €1,431 million, corresponding to the proceeds from the sale of the carryback receivables (€1,300 million) less transaction costs (€11 million) plus accrued interest calculated at the implicit interest rate (€142 million); and (iii) equity by €275 million (by €177 million net of the related deferred tax liability).

In the 2004 income statement, recognition of the carryback receivables in the balance sheet has the effect of increasing finance costs by €77 million (€49 million after tax), corresponding to accrued interest on the financial debt for 2004.

In the closing balance sheet at December 31, 2004, the carryback receivables are carried in assets for an amount of €1,706 million, the corresponding financial debt totals €1,508 million, and the unamortized portion of the financial debt recognized in equity amounts to €198 million (€128 million net of deferred tax liabilities). The €198 million corresponds to interest to be added to the financial debt over the period to the date of settlement of the carryback receivables, in 2006 and 2007.

37.6.2.8 Share-based compensation

■	Stock options

Under French GAAP, no compensation expense is recognized on stock option grants.

Application of IFRS 2 – Share-based Payment, leads to the recognition of an expense for stock options granted to employees. In the opening IFRS balance sheet at January 1, 2004, all of the plans have been considered as equity-settled. The cumulative expense of €544 million at January 1, 2004 is offset by an increase in an equity account, with no effect on total equity. In 2004, €257 million was reclassified from equity to accrued compensation expense in respect of the Orange share liquidity agreement, as the Group was no longer able to deliver shares but only cash.

In the 2004 IFRS income statement, the expense related to stock options amounts to €136 million, offset by €109 million recognized in equity for equity-settled plans and €27 million recognized in current employee benefits for cash-settled plans.

■	Employee share offers

Following the sale of shares to outside investors, PagesJaunes carried out an employee rights issue. Following the sale by the State of 10.85% of France Telecom SA’s capital, the State offered shares to current and former France Telecom Group employees in accordance with the Privatization Act of August 6,1986. A total of 28.7 million shares were purchased by employees.

Under IFRS, the compensation related expense (concerning current and former France Telecom Group employees) has been determined based on the fair value of the rights to shares at the grant date. In the 2004 IFRS income statement, the effect is an additional charge of: (i) €190 million in respect of the State’s share offer; and (ii) €16 million in respect of the PagesJaunes rights issue.

CONSOLIDATED FINANCIAL DOCUMENTS

37.6.2.9 Remeasurement of financial assets at fair value

Under IFRS, financial assets held for trading and available for sale are measured at fair value. Gains and losses arising from remeasurement at fair value are recognized in the income statement for assets held for trading and in equity for available-for-sale financial assets. When there is objective evidence that available-for-sale assets are impaired, the cumulative loss recorded in equity is written off through profit or loss. In the French GAAP accounts, these assets are stated at the lower of historical cost and fair value. Therefore, the impact on equity in the opening IFRS balance sheet at January 1, 2004 is an increase of €176 million. This restatement mainly concerns available-for-sale assets, for €142 million, including €57 million on Pramindo Ikat shares and €44 million on Intelsat shares. Gains and losses arising from remeasurement at fair value recognized in the 2004 IFRS income statement represent a net loss of €83 million, including a €22 million net loss on mutual fund units, the €40 million negative impact of canceling the provision reversal on Bull shares, and the €30 million negative impact of canceling the provision reversal on Optimus shares.

In 2004, the effect of recognizing directly in equity gains and losses from remeasurement at fair value of available-for-sale assets is a negative €11 million.

The effect of the adjustments on equity at December 31, 2004 amounts to €83 million, corresponding mainly to the remeasurement at fair value of Intelsat shares for €41 million.

37.6.2.10 Financial instruments

Group policy consists of using derivative instruments to hedge economic interest rate and currency risks. In accordance with IAS 39 – Financial Instruments, derivative instruments are measured at fair value in the balance sheet. Financial instruments that fulfill the documentation and effectiveness criteria described in Note 2.1.16, which are eligible for hedge accounting, are accounted for according to the principles described in that note.

The Group uses interest rate derivatives to hedge part of its financial debt. For certain derivatives designated as fair value hedges of identified underlyings (fixed-rate financial debt), changes in the fair value of the derivative largely offset changes in the fair value of the underlying financial debt. Other derivatives qualify as cash flow hedges (of floating-rate debt). The effective portion of gains and losses arising from the remeasurement of derivatives at fair value is accounted for in equity and the ineffective portion is recognized in the income statement.

The Group uses currency derivatives to hedge debts in foreign currencies. Under IFRS, the debt is measured at the period-end rate and the resulting exchange gain or loss is offset by the exchange loss or gain arising from the measurement of the derivatives at fair value in the balance sheet.

In the opening IFRS balance sheet at January 1, 2004, the application of IFRS GAAP to derivative instruments has the effect of increasing equity by €11 million. Remeasurement at fair value of bonds redeemable for STM shares (carried at nominal value in the French GAAP accounts) has a €52 million negative effect on equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €59 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €88 million on derivatives not recognized in the French GAAP accounts and a €147 million negative effect on gains and losses on cash flow hedges recognized in equity. The impact on cash flow hedge reserves corresponds mainly to the equalizing payment recognized as deferred income under French GAAP. Lastly, the effect of measuring NTL warrants at fair value is €35 million (corresponding to the gain not recognized in the French GAAP figures) while measurement of Equant contingent value rights (CVGs) at fair value has a €28 million effect on equity.

In the IFRS balance sheet at December 31, 2004, application of IFRS GAAP has a €34 million effect on equity. The change in value of the listed bonds redeemable for STM shares has a positive effect of €56 million on closing equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €130 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €25 million on derivatives not recognized in the French GAAP accounts and a €155 million negative effect on cash flow hedge reserves recognized in equity. The effect on equity of measuring NTL warrants at fair value is €6 million, corresponding to the gain not recognized in the French GAAP accounts.

CONSOLIDATED FINANCIAL DOCUMENTS

Derivatives are also used to hedge part of the Group’s bond debt (current and non-current portions) against currency risks. The derivative impact, accounted for jointly with the bond debt in the French GAAP accounts amounts to €1,184 million at January 1, 2004 and €1,780 million at December 31, 2004, and is included under “Bonds” in the balance sheet. Under IFRS, foreign currency debt is converted at the year-end rate, and the effect of applying the hedging rate in the French GAAP accounts has therefore been cancelled in the IFRS balance sheet.

Under IFRS, the fair value of the total derivatives portfolio is analyzed by maturity and between gains (recorded as assets) and losses (recorded as liabilities), across the following four balance sheet captions:

-	In “Non-current financial debt and derivatives” for €1,352 million at January 1, 2004 (€1,824 million at December 31, 2004);

-	In “Other non-current financial assets and derivatives” for €436 million at January 1, 2004 (€184 million at December 31, 2004);

-	In “Exchangeable or convertible bonds, and other current financial debt and derivatives” for €285 million at January 1, 2004, excluding the fair value of Equant Contingent Value Rights (€232 million at December 31, 2004); and

-	In “Other current financial assets and derivatives” for €146 million at January 1, 2004 (€56 million at December 31, 2004).

37.6.2.11 Transaction costs, issue and redemption premiums

Under IFRS, transaction costs (including issue and redemption premiums) that are directly attributable to the acquisition or issue of a financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the amounts paid or received in exchange for the liability.

They are amortized over the debt term by the effective interest method (as opposed to the straight-line method under French GAAP).

In the opening IFRS balance sheet at January 1, 2004, recognition of financial liabilities at amortized cost (excluding carryback effect) has the effect of reducing equity by €100 million. Of the total, €95 million concerns France Telecom SA, including €18 million arising from the application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

In the IFRS balance sheet at December 31, 2004, recognition of financial liabilities at amortized cost (excluding carryback effect) has the effect of reducing equity by €182 million. Of the total, €187 million concerns France Telecom SA, including €81 million arising from the application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

37.6.2.12 Property, plant and equipment

In the opening IFRS balance sheet at January 1, 2004:

-	the revaluation at fair value of certain items of TP Group property, plant and equipment has the effect of increasing total property, plant and equipment and equity by €293 million (€237 million after tax);

-	unamortized capitalized interest in the amount of €149 million before tax has been eliminated from the carrying amount of property, plant and equipment, leading to a reduction in equity in the same amount.

In the 2004 IFRS statement of income:

-	the revaluation at fair value of certain items of TP Group property, plant and equipment has the effect of increasing amortization expense by €51 million, affecting operating income;

-	the change in the method of accounting for borrowing costs on acquisitions of property, plant and equipment has a €2 million positive effect on operating income.

CONSOLIDATED FINANCIAL DOCUMENTS

At December 31, 2004:

-	the revaluation at fair value of TP Group property, plant and equipment has the effect of increasing the carrying amount of property, plant and equipment by €281 million (€236 million after tax).

-	elimination of unamortized capitalized interest has the effect of reducing the carrying amount of property, plant and equipment by €153 million, compared with the French GAAP amount.

The effect on impairment losses on Equant’s property, plant and equipment and intangible assets is described in Note 37.6.2.4.

37.6.2.13 Deferred taxes

The main effects on the opening IFRS balance sheet at January 1, 2004 relating to deferred taxes are as follows:

-	According to IAS 12 – Income Taxes, deferred taxes are not discounted. Reversal of the discounting adjustments recorded in the French GAAP accounts has a positive effect of €1,759 million on the opening balance sheet.

-	According to IAS 12 – Income Taxes, deferred tax liabilities are recognized on all intangible assets acquired in business combinations (trademarks and subscriber bases). Deferred tax liabilities recognized in the opening IFRS balance sheet in accordance with IAS 12 amount to €1,313 million for trademarks and €206 million for subscriber bases.

-	The other material deferred tax adjustments recorded in the opening IFRS balance sheet are as follows:

-	deferred tax liability of €450 million from the recognition of the liability and equity components of TDIRAs (excluding the amortized cost effect);

-	deferred tax asset of €346 million related to the change of revenue recognition policy;

-	deferred tax asset of €177 million on provisions for pensions and similar benefits;

-	deferred tax asset of €102 million related to loyalty programs;

-	deferred tax liability of €98 million on the tax loss carryback receivables; and

-	deferred tax liability of €54 million related to the effects of other adjustments.

In the 2004 IFRS income statement, application of IAS 12 led to the cancellation of the provision reversal relating to discounting of the deferred tax effect, generating a €776 million reduction in net income. Movements resulting from the application of other standards have a net positive effect of €283 million.

At December 31, 2004, the main effects of IFRS adjustments on deferred taxes are as follows:

-	deferred tax liability of €1,297 million on trademarks (including a €1,285 million impact on equity attributable to equity holders of France Telecom SA) and €54 million on subscriber bases;

-	deferred tax liability of €425 million on the TDIRAs (excluding the effect of applying the amortized cost method) and €32 million on the OCEANEs;

-	deferred tax assets of €360 million on revenue recognition adjustments;

-	deferred tax asset of €998 million related to the reversal of the discounting effect on deferred taxes;

-	deferred tax liability of €70 million on the tax loss carryback receivables; and

-	deferred tax liability of €53 million related to the effects of other adjustments.

37.6.2.14 In-substance defeasance and cross-lease operations

Under French GAAP, the guarantee deposits paid and lease commitments given under Orange finance leases (in-substance defeasance) and the prepayments made and lease commitments given by France Telecom SA and Orange under cross-leases with separate third parties (QTE lease) are offset.

CONSOLIDATED FINANCIAL DOCUMENTS

In the IFRS balance sheet, deposits (€1,253 million at January 1, 2004 and €760 million at December 31, 2004) and lease commitments are reported separately as assets and liabilities, in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, and included in the calculation of net financial debt.

-	The net profit recognized on the Orange finance leases (€122 million at January 1, 2004 and €116 million at December 31, 2004) is reported as deferred income in the French GAAP financial statements and has been reclassified as financial debt in the opening IFRS balance sheet.

37.6.3 MAIN RECLASSIFICATIONS

37.6.3.1 Main balance sheet reclassifications

■	Reclassification of minority interests

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests reported on a separate line of liabilities in the French GAAP balance sheet for €5,966 million, are reported as a separate component of equity in the IFRS balance sheet at January 1, 2004. At December 31, 2004, minority interests included in equity amounted to €4,052 million.

■	Other balance sheet reclassifications

Various balance sheet items have been reclassified to comply with IFRS presentation rules. The main reclassifications made in the opening balance sheet at January 1, 2004 – in addition to those described above – are as follows:

-	Software, which is included in property, plant and equipment in the French GAAP balance sheet, has been reclassified under “Other intangible assets, net” for €1,896 million (€2,662 million at December 31, 2004).

-	Indefeasible Rights of Use (IRUs), which are included in intangible assets in the French GAAP balance sheet, have been reclassified as property, plant and equipment for €183 million (€124 million at December 31, 2004).

-	Other receivables and prepaid expenses in the French GAAP balance sheet have been analyzed mainly between four captions, as follows:

-	in “Other current assets” for €2,528 million (€3,023 million at December 31, 2004);

-	in “Current tax assets” for €65 million (€88 million at December 31, 2004);

-	in “Prepaid expenses “ for €706 million (€653 million at December 31, 2004); and

-	in “Other current financial assets and derivatives” for €156 million (€44 million at December 31, 2004).

-	Other medium- and long-term debt in the French GAAP balance sheet has been analyzed mainly between four captions, as follows:

-	in “Non-current employee benefits” for €565 million (€628 million at December 31, 2004);

-	in “Non-current provisions” for €3,614 million (€3,250 million at December 31, 2004);

-	in “Other non-current liabilities” for €283 million (€201 million at December 31, 2004);

-	in “Deferred tax liabilities” for €230 million (€200 million at December 31, 2004).

Accrued expenses and other payables in the French GAAP balance sheet have been analyzed mainly between six captions, as follows:

-	in “Exchangeable or convertible bonds, and other current financial debt and derivatives” for €2,077 million, corresponding to the Equant contingent value rights (CVGs) redeemed in 2004;

-	in “Accrued interest” for €1,324 million (€1,122 million at December 31, 2004);

-	in “Current employee benefits” for €1,549 million (€1,701 million at December 31, 2004);

CONSOLIDATED FINANCIAL DOCUMENTS

-	in “Current provisions” for €3,000 million (€1,984 million at December 31, 2004);

-	in “Other current liabilities” for €1,375 million (€1,866 millions at December 31, 2004); and

-	in “Current tax payable” for €406 million (€425 million at December 31, 2004).

-	“Other payables” in the French GAAP balance sheet are recognized mainly in “Other current liabilities” under IFRS.

-	Deferred income tax assets and liabilities have been classified as non-current. Therefore, the “Short-term deferred tax assets, net” caption in the French GAAP balance sheet has been reclassified in deferred tax assets and liabilities.

-	Non-operating deferred income, reporting in the French GAAP balance sheet under « Deferred income », has been mainly reclassified as « Other non-current liabilities » for €1,245 million (€1,145 million at December 31, 2004). This amount includes the part of civil engineering work which was invoiced in advance in connection with the disposal of cable networks.

37.6.3.2 Main income statement reclassifications

In addition to the IFRS adjustments and restatements previously described and the proportional consolidation of Sonatel in Senegal and its subsidiaries, certain presentation changes have been made to the income statement to comply with the IFRS format. The main reclassifications in 2004 concern operating income, as follows:

-	Employee profit-sharing is reported under “labour expenses”.

-	Exceptional amortization of goodwill is reported under “Impairment of goodwill”.

-	The net income of €113 million reported under “Other non-operating income/(expense), net” in the French GAAP income statement has been reclassified mainly among the following captions:

-	in “Other operating income” for €83 million;

-	in “Other operating expense” for €(176) million;

-	in “Wages and employee benefit expenses” for €(69) million;

-	in “Share-based compensation” and “Employee profit-sharing” for €(68) million;

-	in “Impairment of non-current assets” for €(431) million;

-	in “Gains (losses) on disposal of assets” for €846 million; and

-	in “Restructuring costs” for €(181) million.

Gains and losses on disposals of assets reported in the 2004 French GAAP income statement represented a net profit of €644 million. The amount of €922 million reported in the IFRS income statement also includes gains of €163 million on company liquidations, reported in the French GAAP income statement under provision reversals and other, as well as a €51 million dilution gain and €46 million in gains on disposals of non-current assets reported in the French GAAP income statement as a component of operating income before depreciation and amortization of actuarial adjustments in the early retirement plan.

37.6.4 SONATEL

Under IFRS, use of the proportional consolidation method for Sonatel in Senegal and its subsidiaries led to the recognition, in the opening IFRS consolidated balance sheet at January 1, 2004, of France Telecom’s 42.33% interest in these companies’ assets and liabilities. The change of consolidation method had no impact on either income or equity attributable to equity holders of France Telecom SA.

CONSOLIDATED FINANCIAL DOCUMENTS

37.7. EFFECTS ON FINANCIAL DEBT

37.7.1 EFFECTS ON NET FINANCIAL DEBT

According to French GAAP, the Group defines net financial debt as total gross financial debt (converted at the hedging rate) less cash, cash equivalents and marketable securities.

Net financial debt is not defined in IFRS and the Group has therefore opted to apply the following definition, which is based on that formulated by the French standard-setter (CNC) in recommendation 2004-R-02 on the presentation of IFRS financial statements: Net financial debt as defined and used by France Telecom corresponds to the gross financial debt (converted at the year-end exchange rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, cash and cash equivalents and marketable securities, deposits paid on certain specific transactions (if the related debt is included in gross financial debt) and adjusted for the effective portion of cash flow hedges. The effect of applying IFRS on net financial debt at December 31, 2004 and January 1, 2004 is summarized below:

(in millions of euros)	Note	December 31, 2004	January 1, 2004
Net financial debt under French GAAP(1)		43,938	44,167
Consolidation of Tele Invest and Tele Invest II(1)		–	2,155
Consolidation of special purpose entities (receivables securitizations vehicles)(1)		–	1,422

Net financial debt adjusted for the effects of the changes in accounting policies at January 1, 2004		43,938	47,744

Effect of reclassifying part of the debt related to perpetual bonds redeemable for shares (TDIRAs)	37.6.2.3	3,994	4,031
Effect of the separate recognition of the liability and equity components of bonds convertible or exchangeable for new or existing shares (OCEANEs)	37.6.2.3	(97)	–
Debt attached to carryback receivables	37.6.2.7	1,508	1,431
Equant Contingent Value Rights (CVGs)(2)		–	2,049
Commitments to purchase minority interests (put options)	37.6.2.6	547	983
Accrued interest		1,172	1,308
Derivative instruments and cash collateral(3)		(1,068)	(866)
Bonds redeemable for STM shares(4)		(56)	52
Other		(116)	(47)

Net financial debt under IFRS		49,822	56,685
(1)	Tele Invest and Tele Invest II and the special purpose vehicles set up in connection with the securitization programs were consolidated in the French GAAP accounts at December 31, 2004 and are therefore included in net financial debt determined according to French GAAP.
(2)	Under IFRS, the Equant Contingent Value Rights (CVGs) are classified as derivative instruments and are therefore included in financial debt at January 1, 2004 at fair value (€2,049 million). They were redeemed on July 8, 2004 for a total of €2,015 million.
(3)	Under French GAAP, financial debts are converted at the hedging rate and currency derivatives are therefore automatically included in net financial debt. Under IFRS, all derivative instruments are recognized in the balance sheet and measured at fair value (see Note 2.16). The Group has decided to classify all of these derivative instruments in net debt, because they are for the most part held as hedges of financial debts. The cash collateral paid or received in response to margin calls is closely linked to the derivatives and therefore also included in net financial debt. The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.
(4)	Under IFRS, the bonds redeemable for STM shares are measured at fair value (€386 million at December 31, 2004 versus €494 million at January 1, 2004).

CONSOLIDATED FINANCIAL DOCUMENTS

37.7.2 BALANCE SHEET ITEMS INCLUDED IN NET FINANCIAL DEBT UNDER IFRS

(in millions of euros)	Balance sheet		O/w contribution to net financial debt
	31 December, 2004	January 1, 2004	December 31, 2004	January 1, 2004
Other non-current financial assets and derivatives	4,285	4,829
o/w Cash collateral paid	1,129	910	1,129	910
Carryback receivables	1,706	1,706	–	–
Receivables from controlled entites and current accounts	210	184	–	–
Deposits related to in-substance defeasance and cross-lease operations (QTE Leases)	760	1,253	760	1,253
Other loans and receivables	296	340	–	–
Non-current derivatives (assets )	184	436	184	436
Other current financial assets and derivatives	312	2,189
o/w Current derivatives (assets)	56	146	56	146
Marketable securities	240	1,885	240	1,885
Accrued interest	–	8	–	–
Loans and receivables	16	150	–	8
Cash and cash equivalents	3,153	3,370	3,153	3,370

Total assets included in the calculation of net financial debt			5,522	8,008

Equity attributable to equity holders of France Telecom SA	14,451	9,639
o/w Effective portion of cash flow hedges(1)	(101)	(8)	(101)	(8)
Exchangeable or convertible bonds (non-current)	34,222	39,360	34,222	39,360
Other non-current financial debt and derivatives	8,571	9,643	8,571	9,643
Exchangeable or convertible bonds, and other current financial debt and derivatives	11,480	14,384	11,480	14,384
Accrued interest	1,172	1,314	1,172	1,314

Equity and liabilities included in the calculation of net financial debt			55,344	64,693

Net financial debt			49,822	56,685
(1)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows is included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

37.8 EFFECTS ON THE 2004 STATEMENT OF CASH FLOWS

(in millions of euros)	Year ended December 31, 2004
	CRC 99-02	IFRS	Difference	Adjustments
Net cash provided by operating activities	12,818	12,697	(121)	(121)
Net cash used in investing activities	(5,564)	(5,591)	(27)	(27)
Net cash used in financing activities	(7,423)	(7,346)	77	77
Net change in cash and cash equivalents	(169)	(240)	(71)	(71)
Effects of changes in interest rates on cash and cash equivalents	22	23	1	1

Cash and cash equivalents at beginning of the year	3,350	3,370	20	20

Cash and cash equivalents at end of the year	3,203	3,153	(50)	(50)

Applying IFRS has no effect on cash and cash equivalents, except for the €50 million reduction arising from the proportional consolidation of Sonatel in Senegal and its subsidiaries under IFRS as opposed to full consolidation in the French GAAP accounts.

III. Additional accounting information relating to France Telecom S.A.’s listing on the New York Stock Exchange

Due to the listing of France Telecom S.A.’s shares on the New York Stock Exchange, France Telecom must comply with specific obligations relating to the provision of information. Certain complementary information is required, notably the presentation of critical accounting policies and of a reconciliation of consolidated financial statements prepared in accordance with IAS/IFRS as adopted by the European Union to US generally accepted accounting principles.

The Group’s financial statements prepared in accordance with US accounting standards were not available at the time that the consolidated financial statements for financial year 2005 were published, nor at the time the reference document for financial year 2005 was filed with the Autorité des marchés financiers.

Documents filed with the SEC will be available on the SEC’s website (www.sec.gov) and on France Telecom’s website (www.francetelecom.com, under the heading Investors/Financial data). The Form 20-F for the financial year ending on December 31, 2005 is currently being prepared, and its publication will be announced at a later time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 3, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information